# INVITATION LETTER FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR 2010


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2010
WASH, D.C. SECTION
193




10015456

## SHIN CORPORATION PUBLIC COMPANY LIMITED

ON FRIDAY 9, 2010 AT 10 A.M. AT THE AUDITORIUM, 9TH FLOOR, SHINAWATRA TOWER 3, 1010 VIPHAVADI RANGSIT ROAD, KHWAENG CHATUCHAK, KHET CHATUCHAK, BANGKOK

SHIN CORPORATION

# CONTENTS

## Invitation Letter for the Annual General Meeting of Shareholders for 2010

### Supporting documents in relation to the agenda of the meeting



### Supporting documents for attending the meeting



The Company has disclosed all the documents pertaining to the shareholders' meeting on its website at: (www.shincorp.com)

**For further information, please contact the following departments:**


| Compliance Department | Legal Department | Company Secretary Department |
|---|---|---|
| Tel : 02-299-5221, 5206, 5226 | Tel : 02-299-5061, 5225, 5229 | Tel : 02-299-5202, 5102, 5072 |
| Fax : 02-299-5252 | Fax : 02-299-5231 | Fax : 02-299-5140 |



(Translation)

Registration No. 0107535000257

2 March 2010

**Subject** Invitation to the Annual General Meeting of Shareholders for 2010

**To** All Shareholders

Notice is hereby given by the Board of Directors ("the Board") of Shin Corporation Plc ("the Company" or "SHIN") that the Annual General Meeting of Shareholders for 2010 shall be held on **Friday April 9, 2010 at 10:00 a.m.** (registration opens at 8.00 a.m.) at the Auditorium on the 9th floor of Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Chatuchak, Bangkok. The agenda is as follows:

**Item No. 1 Matters to be informed**

**Item No. 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2009, held on April 10, 2009**

Purposes and Rationale: The Annual General Meeting of Shareholders for 2009 was held on April 10, 2009 and the minutes were prepared and sent to the Stock Exchange of Thailand within 14 days of the meeting. The details were publicly disclosed on the Company's website (www.shincorp.com) and submitted to the Ministry of Commerce within the time period required by law.

The Board's Opinion: The Board has recommended that the minutes of the Annual General Meeting of Shareholders for 2009, held on April 10, 2009, be adopted because they were accurately recorded as shown in *Enclosure 1*.

**Item No. 3 To consider and adopt the Board of Directors' report on the Company's operating results for 2009**

Purposes and Rationale: The Company has summarized the operating results for 2009 along with the significant changes that occurred during the year in the Annual Report for 2009.

The Board's Opinion: The Board has agreed to present the report on the Company's operating results for 2009 along with the significant changes that occurred during the year, as shown in *Enclosure 2* (the Annual Report for 2009), to the shareholders' meeting for adoption.

Voting: To adopt the Board of Directors' report on the Company's operating results for 2009, a resolution must be passed by a majority of the shareholders who attend the meeting and cast their votes.

**SHIN CORPORATION PUBLIC COMPANY LIMITED**
Company Registration No. Bor Mor Jor 58
414 Shinawatra Tower 1, Phahon Yothin Rd., Phaya Thai, Bangkok 10400 THAILAND.
Tel : (662) 299-5000 Fax : (662) 299-5196 www.shincorp.com

**Item No. 4 To consider and approve the balance sheets and income statements for the year ended December 31, 2009**

Purposes and Rationale: According to the *Public Limited Companies Act, B.E 2535*, the Company must prepare a balance sheet and statements of income at the end of each fiscal year, which have been audited by an external auditor, and submit these to the shareholders' meeting for approval.

The Audit Committee's Opinion: The Audit Committee has reviewed the balance sheets and statements of income for the year ended December 31, 2009, which have been audited and signed by Mr. Winid Silamonkol, a certified public accountant (registration No. 3378) of KPMG Phoomchai Audit Ltd., and recommended the Board submit the balance sheets and statements of income for the year ended December 31, 2009 to the shareholders' meeting for approval.

The Board's Opinion: The Board has agreed to present the audited balance sheets and statements of income for the year ended December 31, 2009, which have been reviewed and accepted by the Audit Committee, to the shareholders' meeting for approval. A summary of the Company's significant financial status and operating results is shown in the table below.

Selected Information from the Company's Balance Sheets and Statements of Income

Unit: Baht million

| Description | Consolidated Financial Statements | | The Company's Financial Statements | |
|---|---|---|---|---|
| | 2009 | 2008 (after reclassification) | 2009 | 2008 (after reclassification) |
| Total assets | 61,540 | 63,259 | 14,408 | 14,330 |
| Total liabilities | 16,358 | 16,694 | 49 | 66 |
| Total revenue | 16,568 | 15,876 | 8,045 | 8,068 |
| Net profit (equity holders of the Company) | 6,496 | 5,649 | 7,777 | 7,711 |
| Earnings per share (baht / share) | 2.03 | 1.76 | 2.43 | 2.41 |

The Company's financial statements are shown on Page 7 of the financial report included with the invitation to this meeting and shown in *Enclosure 3.*

Voting: To approve this matter, a resolution must be passed by a majority of the shareholders who attend the meeting and cast their votes.

**Item No. 5 To consider and approve the appropriation of the net profit for dividend payments**

**5.1 Appropriation of the net profit for 2009 as the annual dividend**

Purposes and Rationale: The Company has a policy to pay a dividend of not less than 40% of net profit after tax based on the Company's separate financial statements, subject to financial needs or unless the payment of dividends would materially affect normal business operations. The details of the Company's dividend payout ratio for 2009 and the two preceding years are shown in the table below.

| Details of Dividend Payment | 2009* | 2008 | 2007 |
|---|---|---|---|
| 1. Net profit (million baht) | 7,777 | 7,711 | 3,087 |
| 2. Number of shares as of December 31 (million shares) | 3,201 | 3,201 | 3,197 |
| 3. Dividend per share (baht per share) | 2.40 | 2.40 | 0.30 |
| 4. Total dividend paid (million baht) | 7,683 | 7,683 | 960 |
| 5. Ratio of dividend payout to net profit (%) | 98.8 | 99.6 | 31.1 |

**Remarks***

i. The 2009 Annual General Meeting of Shareholders approved the first interim dividend payment on April 10, 2009 from the operating results of the period January 1 – April 9, 2009 at the rate of 1.25 baht per share, totaling 4,001 million baht. The dividend was paid on May 6, 2009.

ii. The Board approved the second interim dividend payment on August 14, 2009 from the operating results of the period April 10 – August 13, 2009 at the rate of 1.15 baht per share, totaling 3,681 million baht. The dividend was paid on September 11, 2009.

The Board's Opinion: The Board has proposed that the shareholders' meeting approve the total annual dividend of 2.40 baht per share from the 2009 net profit, as shown in the table below and already paid as interim dividends.

| No. | Period | Dividend Payment Date | Dividend (baht per share) |
|---|---|---|---|
| 1 | January 1 – April 9, 2009 | May 6, 2009 | 1.25 |
| 2 | April 10 – August 13, 2009 | September 11, 2009 | 1.15 |
| Total | | | 2.40 |

Since the Company had already paid two interim dividends totaling 2.40 baht per share during the year 2009, there is no additional dividend payment from the year 2009 results to be approved by this shareholders' meeting.

However, the Board has agreed to propose an interim dividend from the net profits for the period January 1 - April 8, 2010, which will be considered in Item 5.2.

**5.2 Appropriation of the net profit for the period January 1 – April 8, 2010 as the interim dividend**

Purposes and Rationale: As the Company is a holding company, its major source of income is the dividend payments from its investment in subsidiaries and associates which are recognized as income when they are approved by those subsidiaries' and associates' board or shareholders' meetings. In order to continue regular dividend payments and in accordance with the dividend received, the Company has proposed to pay an interim dividend from the operating results for the period January 1 - April 8, 2010. The interim dividend will be paid from the future dividend to be received from Advanced Info Service Plc ("ADVANC") since ADVANC's board had passed a resolution to propose that its shareholders' meeting on April 8, 2010 approve a dividend of 3.30 baht per share from the second-half operating results for 2009 along with a special dividend of 5.00 baht per share. As a result, the estimated net profit for the period January 1 – April 8, 2010 will be 10,430 million baht while the retained earnings will be 10,890 million baht. The Board has proposed that the interim dividend be appropriated based on the estimated retained earnings. The pro forma financial statements (using the cost method) for the period January 1 – April 8, 2010 are shown in *Enclosure 4*, which has been included with the invitation to this meeting.

The Board's Opinion: As the ADVANC board has passed a resolution to call the shareholders' meeting on April 8, 2010, there will be an item on the agenda to approve a dividend of 3.30 baht per share from the net profit of the second-half of 2009 along with a special dividend of 5.00 baht per share. The Company expects to realize a dividend income from ADVANC of 10,489 million baht (1,263,712,000 shares x 8.30 baht per share). Based on the Company's pro forma financial statements (using the cost method) for the period January 1 – April 8, 2010, as shown in *Enclosure 4*, the estimated retained earnings is sufficient to pay this interim dividend.

The Board has therefore proposed that the shareholders' meeting approve an interim dividend of 1.25 baht per share and a special dividend of 2.00 baht per share (totaling approximately 10,403 million baht). The remainder of the dividend received from ADVANC will be reserved for working capital. **However, the Company's interim dividend payment in this item is subject to the approval of the ADVANC shareholders' meeting, which might change the amount proposed by ADVANC's board.** After the ADVANC dividend has been approved, the Company will prepare an interim financial statement for the period January 1 – April 8, 2010 (unaudited and un-reviewed) for submission at the shareholders' meeting as a supporting document for this item on the agenda.

This dividend payment is in accordance with the Company's policy. The closing date of the share registration book to determine the shareholders who are eligible to receive the interim dividend in this item is April 21, 2010 and the dividend will be paid on May 4, 2010.

Voting: To approve this matter, a resolution must be passed by a majority of the shareholders who attend the meeting and cast their votes.

Remark: Dividend tax credit

The dividends mentioned in this item are from the Company's investments after the deduction of income tax. Therefore, individual shareholders who receive the dividend will be entitled to a tax credit as stipulated in Article 47 bis of *The Revenue Code*.

| Dividend | Dividend (baht per share) | Deductive tax rate | Tax credit |
|---|---|---|---|
| Item 5.1 | 2.40 | 30% | 3/7 |
| Item 5.2 | 2.98 | 30% | 3/7 |
| | 0.27 | 25% | 25/75 |
| Total | 3.25 | | |

**Item No. 6 To consider and approve the appointment of the Company's external auditors and to fix their remuneration for 2010**

Purposes and Rationale: According to Section 120 of the *Public Limited Companies Act, B.E. 2535*, the appointment of the Company's external auditors and the audit fees must be approved at the annual general meeting of shareholders. In addition, a notification from the Securities and Exchange Commission limits the appointment of individual external auditors (but not the audit firm) at listed companies to no more than five consecutive one-year terms. After five years, the auditors must be rotated although they can be reappointed after a two-year break.

The Audit Committee's Opinion: The Audit Committee recommended the reappointment of auditors from KPMG Phoomchai Audit Ltd. (KPMG) as the Company's external auditors for 2010 for the third one-year term. KPMG is one of the four leading international audit firms and has high standards and considerable expertise. KPMG's performance in 2008 and 2009 was satisfactory and the firm has agreed to charge the same fees of 2.19 million baht for 2010.

In addition, KPMG and the proposed auditors are independent and have no conflict of interest with the Company, the management, the major shareholders or any related person.

The Board's Opinion: The Board has agreed with the Audit Committee and proposed that the shareholders' meeting approve the reappointment of auditors from KPMG as the Company's external auditors for the year 2010. Each auditor's profile is shown in *Enclosure 5*.

**6.1 Appointment of the Company's external auditors for 2010**

The following auditors have been proposed for reappointment:

1. Mr. Supot Singhasaneh CPA (Thailand) No. 2826
2. Mr. Winid Silamongkol CPA (Thailand) No. 3378
3. Miss Somboon Supasiripinyo CPA (Thailand) No. 3731
4. Mr. Charoen Phosamritlert CPA (Thailand) No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG is authorized to delegate another one of its certified public accountants to conduct the audit.

In addition, KPMG has been nominated as the external audit firm for the Company's subsidiaries and associates in 2010.

Voting: To approve this matter, a resolution must be passed by a majority of the shareholders who attend the meeting and cast their votes.

**6.2 Fixing the remuneration of the Company's external auditors for 2010**

Unit: Baht million

| Type of Fee | 2010 (the proposed year) | 2009 |
|---|---|---|
| Audit | 2.19 | 2.19 |
| Other | 1.0 | - |

It has been agreed that the 2010 audit fees shall not exceed 2.19 million baht (the same as the previous year). In addition, there will be a professional service fee of approximately 1 million baht paid to a related entity of KPMG for the International Financial Reporting Standards conversion project (to prepare the group's financial statements in line with new accounting standards that become effective in 2011).

In the previous year, the Company did not receive any other service from KPMG or a related entity.

Voting: To approve this matter, a resolution must be passed by a majority of the shareholders who attend the meeting and cast their votes.

**Item No. 7 To consider and approve the appointment of directors to replace those who will retire by rotation in 2010**

Purposes and Rationale: According to the *Public Limited Companies Act, B.E. 2535* and Clause 18 in the Company's Articles of Association, one-third of all directors must retire by rotation on the date of each annual general shareholders' meeting. The three directors listed below are due to retire by rotation in 2010.

| Name of Director | Position |
|---|---|
| 1. Mr. Boon Swan Foo | - Authorized Director<br>- Director<br>- Chairman of the Leadership Development and Compensation Committee<br>- Chairman of the Nomination and Governance Committee<br>- Chairman of the Strategic and Organizational Review Committee |

| | | |
|---|---|---|
| 2. Mr. Arthid Nanthawithaya | - | Director |
| | - | Member of the Strategic and Organizational Review Committee |
| | - | Member of the Nomination and Governance Committee |
| 3. Mr. Surin Upatkoon | - | Director who resigned on November 13, 2009 |

The Nomination and Governance Committee's Opinion: The Nomination and Governance Committee, with the exception of the members who had a conflict of interest, has considered the qualifications, knowledge, competency, experience and performance of each director due to retire by rotation and recommended that Mr. Boon Swan Foo and Mr. Arthid Nanthawithaya be reappointed. Details of each director's age, percentage of shareholdings, educational background, work experience, board-meeting attendance, and performance are provided in *Enclosure* 6.

The Nomination and Governance Committee is still looking for a replacement for Mr. Surin Upatkoon, who resigned on November 13, 2009. When a suitable candidate has been found, the Board will propose its nomination to the shareholders for approval.

The Board's Opinion: The Board, with the exception of the directors due to retire by rotation, has agreed with the Nomination and Governance Committee and proposed that the shareholders' meeting approve the reappointment of Mr. Boon Swan Foo and Mr. Arthid Nanthawithaya to the same positions for another term of office. The directors proposed for reappointment meet all the requirements stipulated in the *Public Limited Companies Act, B.E. 2535*. When a suitable candidate has been found to replace Mr. Surin Upatkoon, the Board will propose its nomination to the shareholders for approval.

Voting: Article 17 of the Company's Articles of Association specifies that the reappointment of the Company's directors be determined by a resolution passed by a majority of the shareholders who attend the meeting and cast their votes.

**Item No. 8 To consider and approve the remuneration of the Company's Board of Directors for 2010**

Purposes and Rationale: According to Clause 16 of the Company's Articles of Association, the Company's directors are eligible to receive remuneration in the form of a monthly retainer, meeting fee, expense allowance and bonus.

The Leadership Development and Compensation Committee's opinion: The Leadership Development and Compensation Committee has carefully considered the directors' remuneration in a manner equitable with the market and industry standards, and commensurate with each member's responsibility and performance, in order to attract, motivate and retain qualified directors. The committee opined that the remuneration budget for the Board and its committees in 2010 should be set at not more than 18 million baht, equal to the previous year. The committee also recommended that the remuneration policy remain unchanged, whereby only the Chairman of the Board,

independent directors and non-executive directors are eligible to receive a monthly retainer, meeting fee and bonus. The policy is as follows:

- The Chairman of the Board shall receive a monthly retainer of 300,000 baht and an annual bonus but shall not receive a meeting fee or any other remuneration for the position of chairman or member of a board committee.
- Directors shall receive a monthly retainer of 75,000 baht, an annual bonus and a meeting fee of 25,000 baht for each board or board-committee meeting.
- The Chairman of the Audit Committee shall receive an additional monthly retainer of 25,000 baht and the chairmen of other board committees shall receive an additional monthly retainer of 10,000 baht.
- Executive directors shall not receive any remuneration as members of the Board.

Summary of Remuneration Policy for 2010

| Position | 2010 Remuneration (Baht) | | |
|---|---|---|---|
| | Monthly Retainer | Meeting Fee | Bonus |
| **The Board of Directors** | | | |
| Chairman | 300,000 | - | ✓ |
| Member | 75,000 | 25,000 | ✓ |
| **Audit Committee** | | | |
| Chairman | 25,000 | 25,000 | ✓ |
| Member | - | 25,000 | ✓ |
| **Other committees** | | | |
| Chairman | 10,000 | 25,000 | ✓ |
| Member | - | 25,000 | ✓ |

The remuneration policy for 2010 remains the same as last year and the Board is authorized to determine the necessary conditions and set out the details as appropriate.

The roles, duties and responsibilities of the Board and its committees are shown in the section on Management and Corporate Governance in the Annual Report for 2009 (pp. 49-58), which is provided in *Enclosure 2*.

The Board's Opinion: The Board has agreed with the Leadership Development and Compensation Committee's recommendations and proposed that the shareholders' meeting approve the remuneration policy as stated.

During 2009, the total directors' remuneration was 16,164,000 baht. The details are shown in the section on Management and Corporate Governance in the Annual Report for 2009 (pp. 59 – 61), which is provided in *Enclosure 2*.

Voting: To approve this matter, a resolution must be passed by not less than two-thirds of the shareholders who attend the meeting.

**Item No. 9 Others business (if any)**

The Record Date (to collect the names of shareholders who have the right to attend the shareholders' meeting as stipulated in Section 225 of the *Securities and Exchange Act B.E. 2535*) will be on March 8, 2010. The Company's share registration book will be closed on March 9, 2010.

Any shareholder who wishes to appoint a proxy to attend the shareholders' meeting and vote on his or her behalf must complete either Proxy Form A, B or C which can be found in *Enclosure 7*, or can be downloaded from the Company's website at www.shincorp.com. *(Proxy Form C* is only for foreign investors who have authorized a custodian in Thailand to look after and safeguard their shares.)

A shareholder who is unable to attend the shareholders' meeting can authorize one of the Company's independent directors to attend and vote on his or her behalf. Details of independent directors can be found in *Enclosure 8*. The Company must receive the shareholder's power of attorney by April 7, 2010 by mail addressed to the Company Secretary, Shin Corporation Plc, Shinawatra Tower 1, 414 Phaholyothin Road, Kwaeng Samsennai, Khet Phaya Thai, Bangkok 10400, Thailand.

All shareholders are invited to attend the Annual General Meeting of Shareholders for 2010 on Friday 9 April 2010, at 10:00 a.m. at the Auditorium on the 9th floor of Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Chatuchak, Bangkok. Registration will open at 8.00 a.m.

Yours faithfully,



(Mr. Somprasong Boonyachai)
Director
Authorized by the Board of Directors
Shin Corporation Plc

NOTE: All shareholders can access the notice of the Annual General Meeting of Shareholders for 2010 and all related documents at the Company's website (www.shincorp.com) from March 5, 2010 under "Investor Relations" and "Annual General Meeting". If any shareholder has a query about the agenda, he or she can contact the Company through the website above.

# Enclosure 1

## A Copy of the Minutes of the Annual General Meeting of Shareholders for 2009, held on 10 April 2009



Enclosure 1



Translation

Minutes of the Annual General Meeting of Shareholders for 2009

Shin Corporation Plc - Company Registration No. 0107535000257

Date, Time & Place

Held on Friday, 10 April 2009 at 10.00 a.m. at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Vibhawadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok

Closing of share registration book

The Company's share registration book was closed on 20 March 2009 in order to determine the number of shareholders who had the right to attend the meeting and vote. On the closing date, 1,849 shareholders were registered holding a combined total of 3,201,066,604 shares.

Directors present

| | |
|---|---|
| 1. Dr. Virach Aphimeteetamrong | Chairman of the Board of Directors |
| 2. Mr. Somchai Supphatada | Director and Chairman of the Audit Committee |
| 3. Mr. Vithit Leenutapong | Director, Member of the Audit Committee, Member of the Leadership Development and Compensation Committee, Member of the Nomination and Governance Committee and Member of the Strategic and Organization Review Committee |
| 4. Mr. Chalaluck Bunnag | Director and Member of the Audit Committee |
| 5. Mrs. Thitima Rungkwansiriroj | Director and Member of the Nomination and Governance Committee |
| 6. Mr. Arak Chonlatanon | Director, Member of the Executive Committee and Member of the Strategic and Organization Review Committee |
| 7. Mr. Somprasong Boonyachai | Director, Member of the Leadership Development and Compensation Committee, Member of the Nomination and Governance Committee, Member of the Strategic and Organization Review Committee and Chairman of the Executive Committee |

Directors absent

| | |
|---|---|
| 1. Mr. Surin Upatkoon | Director |
| 2. Mr. Boon Swan Foo | Director, Chairman of the Leadership Development and Compensation Committee, Chairman of the Nomination and Governance Committee and Chairman of the Strategic and Organization Review Committee |

Executives present

| | |
|---|---|
| 1. Ms. Nidchanun Santhavesuk | President |
| 2. Mr. Anek Pana-apichon | Vice President – Finance & Accounting |
| 3. Mr. Wichai Kittiwittayakul | Vice President – Company Secretary and Internal Audit |
| 4. Mr. Kim Siritaweechai | Vice President – Portfolio Management |

External auditor

| | |
|---|---|
| Mr. Winid Silamongkol | CPA (Thailand) No. 3378 KPMG Phoomchai Audit Ltd. |

External lawyer present to observe the voting procedures

| | |
|---|---|
| Ms. Yaowarote Klinboon | Weerawong, Chinnavat and Peangpanor Ltd. |

Right Protection Volunteer

| | |
|---|---|
| Mr. Thitichai Sawasdee | Thai Investor Association |

Preliminary notification

1. The ballot cards distributed to shareholders and proxies at the registration desk.
2. The meeting agreed and acknowledged that the agenda will be proposed by Chairman item by item as specified in the invitation letter and the Chairman will propose the information of each item and ask the shareholders to raise the question before cast a vote and shareholders or their proxies who would like to express their opinion please raise their hands and inform the full name. In case of proxy, each a proxy had to inform name of the shareholder who appointed him or her before expression of his or her opinion or casting vote in the meeting.
3. Each shareholder had one vote for each share held.
4. Casting vote method was based on one share have one vote. The meeting agreed that the shareholders who would like to vote disapprove or abstain from voting on any item should mark on disapprove or abstain and sign on it then the ballots were collected by the Company's officers for each item and the Company will calculate the approval votes by deducting the votes for disapprove and abstain from the total eligible votes in the meeting. If there was no any objection or other comments from shareholders, it deemed that the meeting agreed on it.
5. According to the AGM guidelines for good governance, on the item no. 7, to consider and approve the appointment of directors to replace those who will retire by rotation in 2009, the Company' s officers collected all ballots from the shareholders (whether it specifies approve, disapprove or abstain) to calculate the votes. All ballots were collected by the Company's officers in order to conclude the resolution. The shareholders who already

indicated their vote in the proxy form, the proxy did not receive the ballot upon registration and the resolution was based on their vote as indicated in the proxy form.

6. The meeting agreed that the resolution of each item will show on the screen and the shareholders have to clearly mark on the ballot otherwise it shall be deemed void.

The officer informed the shareholders that there were 104 shareholders present in person and by proxy representing 3,117,064,947 shares or 97.38% of total issued shares of the Company (3,201,066,604) and such proxy included 11 shareholders who attended by proxy to independent director of the Company representing 3,093,908,164 shares or 96.65 % of total issued shares of the Company . The Company's officer stated that the total number of shareholders and proxies present represented no less than one-third of the total issued shares, thereby constituting a quorum according to the Company' s Articles of Association.

Dr. Virach Aphimeteetamrong, the Chairman of the meeting, declared the meeting duly convened.

Item No. 1 Matters to be informed

-None-

Item No. 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008

The Chairman proposed that the shareholders adopt the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008, as recommended by the Board. The minutes had been prepared and sent to the Stock Exchange of Thailand within 14 days from the date of the meeting, publicly disclosed on the Company's website (www.shincorp.com) and submitted to the Ministry of Commerce within the period required by law. As the Minutes of the Annual General Meeting of Shareholders for 2008, held on April 22, 2008 had been correctly recorded, then the Chairman asked the shareholders to consider all 21 pages of the minutes one by one as shown in Enclosure 1 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the minutes or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted.

Without such intention, the resolution will be calculated based on the registered voting.

Resolution The meeting resolved to adopt the Minutes of the Annual General Meeting Shareholders for 2008, held on April 22, 2008 as presented, by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,068,347 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 0 | Shares, representing | 0% |

Item No. 3 **To consider and adopt the Board of Directors' report on the Company's operating results for 2008**

The Chairman assigned Mr. Somprasong Boonyachai, Chairman of the Executive Committee, to report the Company's operating results for 2008 along with the significant changes that had occurred during the year and the Company's financial statements for 2008. The details were provided in the Annual Report for 2008 as shown in Enclosure 2 of the invitation letter of the Annual General Meeting of Shareholders for 2009. Mr. Somprasong Boonyachai then summarized the followings to the meeting:

**Major changes and key events in 2008**

- In 2008, the Company was able to get back to pay dividend as usual. The company intends to pay regular dividend in cash at the same timing as in the past. For 2008 results, the Company announced two interim dividends totaling 2.40 baht per share, totaling of 7,683 million baht.
- The Company continues to focus on telecommunications and media business which the Company has expertise. Therefore, the Company had sold its investment in Payment Solution which is a non-core business in 2008.
- The Company support the new businesses related to the Company's telecommunication businesses as follows:
  - International direct dialing service which operated by AIN GlobalComm Co., Ltd.
  - The launch of satellite dish set "DTV" by DTV Service Co., Ltd. The accumulated sales at the end of 2008 was 346,000 sets.
- The Company, together with Advanced Info Service Plc. (the "AIS"), has been preparing for the application of the third generation mobile telephone service license (3G) which is expected to commence in 2009 including the preparation of funding plan for such investment.

- Social contribution is a crucial commitment. The Company has continually made as evidenced by a wide array of social activities.
  - "Camp Sanook Kid with Shin Corp" has organized activities that encourage learning, imagination and creative thinking among young people throughout the past eight years. In the ninth year, the new program "Sufficient Economy to inspire Participatory Learning" will also apply His Majesty the King's "Sufficiency Economy Philosophy". The project was also implemented at 10 schools in 10 different provinces across the country. In addition, there were over 500 students from 20 universities countrywide participating in the program.
  - The "Thai Literature Conservation Contest" to promote the appreciation and preservation of the Thai identity. This year the Company receives the royal grace from Her Royal Highness Princess Maha Chakri Sirindhorn bestowing upon the Royal Trophy for the winner.
  - The "Forestation and Water Source Conservation" which planned to be continued from 2008-2012, has invited people to plant trees at three Royal Development Centers in 2009.
    - Kung Krabaen Bay Royal Development Study Center, Chantaburi
    - Khaohinsorn Royal Development Study Center, Chachoengsao
    - Phu Phan Royal Development Study Center, Sakonnakhon

**The Company's operating results**

The Company's 2008 **Financial Statements (cost method)**

- Statements of Income The Company had total revenue of 8,068 million baht, mostly from dividend income of 8,003 million baht. The Company had operating costs and others expenses amounted to 270 million baht, and impairment loss on investment amounted to 87 million baht The net profit increased due to there was no impairment loss from Capital OK after the divestment in 2007. Therefore, the Company's earning before interest and tax in 2008 was 7,711 million baht and the net profit was 7,711 million baht.
- **Balance Sheets** The Company had total assets in 2008 of 14,330 million baht along with 1,727 million baht in cash and cash equivalents. The investment in subsidiaries, affiliates and joint ventures was 12,502 million baht. The Company's liabilities were 66 million baht, shareholders' equity had capital, capital surplus and others were 13,898 million baht, and retained earning at the end of 2008 were 365 million baht, a decreased due from dividend payment during the year.

The Company's 2008 **Consolidated Financial Statements**

- Statements of Income The Company had revenue from sale of goods and services of 8,918 million baht, and the profit sharing from investment of 6,785 million baht. The Company had

the total revenue of 15,876 million baht. The revenue from sale of goods and services decrease from 2007 due to ITV ceased its operation in March 2007 and there was revenue from Capital OK Co., Ltd. before disposal in December 2007. The Company had earning before interest and tax of 5,422 million baht and the net profit of 5,649 million baht.

- **Balance Sheets** The Company had total asset of 63,255 million baht. Cash and cash equivalents was 3,772 million baht, a decreased from the year 2007 due mainly to SHIN's dividend payment and THCOM's loan repayment. The Company had short term loan and long term loan which will become due within 1 year of 1,590 million baht and long term loan of 7,726 million baht, decreased as a result of loan repayment of Thaicom. The Company had total liabilities at the end of 2008 of 16,694 million baht, a decrease of 5% from last year.
- **Net Profit from each business for 2008**, Those derived from: loss from Shin Corporation Public Company Limited amounting to 204 million baht; profit from Advanced Info Service Public Company Limited amounting to 6,717 million baht; loss from Thaicom Public Company Limited amounting to 270 million baht; and loss from ITV Public Limited Company amounting to 445 million baht (mainly was an accrued interest from unpaid concession fee), so these effect to the Company to have income before recognized of gain or loss on sale of investment and impairment loss on investment of 5,709 million baht. The Company has net profit for the year 2008 in accordance with the consolidated financial statements in an amount of 5,649 million baht.

**Operating results of the Company's subsidiaries and affiliates**

**Advanced Info Service Plc. and its subsidiaries**

| Consolidated (Million Baht) | 2008 | 2007 | % Change |
|---|---|---|---|
| Revenue from sales and services | 110,792 | 108,454 | 2% |
| Operating profit | 27,548 | 24,930 | 11% |
| Net profit | 16,409 | 16,290 | 1% |
| Normalized net profit | 18,760 | 17,457 | 7% |
| Total assets | 128,081 | 128,942 | (1%) |
| Total liabilities | 54,646 | 53,481 | 2% |
| Total equity | 73,436 | 75,461 | (3%) |

- Subscribers at the end of 2008 of 27.3 million increased by 3.2 million or 13% from 2007, accounted around 44.2% subscriber market share, with 52% service revenue market share.
- Operating profit increased 11% mainly due to the decrease of selling and administrative expense from ceased recognition of goodwill amortization of Digital Phone Co., Ltd.,

decrease in the provision of bad debt, and decrease in marketing expense.

- 2008 net profit was 16,409 million baht, slightly increased by 119 million baht from 2007, due mainly to the goodwill impairment of 3,553 million baht. Normalized net profit was 18,760 million baht, increase by 7% from 2007 due mainly to solid revenue growth, healthy subscriber base which turned into lower provision for bad debt, and efficient cost control that helped reduce operating expenses.

Thaicom Plc. and its subsidiaries

| Consolidated (Million Baht) | 2008 | 2007 | % Change |
|---|---|---|---|
| Revenue from sales and services | 7,013 | 6,435 | 9% |
| Operating profit (loss) | (289) | (560) | 48% |
| Net profit (loss) | (713) | 3,040 | (123%) |
| Normalized net profit (loss) | (455) | (1,535) | 70% |
| Total assets | 28,421 | 30,101 | (6%) |
| Total liabilities | 12,318 | 13,417 | (8%) |
| Total equity | 16,103 | 16,684 | (3%) |

- Revenue increased by 9% from last year due to growth in IPSTAR revenue and higher transponder leased for conventional satellite in addition to rise in DTV satellite dish sale. However, the revenue from telephone businesses decreased following the sales of 49% in Shenington in July 2007. However, the impact was not substantial as it was offset by the growth of telephone subscribers.
- Net loss was 713 million baht, decreased from a net profit of 3,040 million baht in 2007. Excluding the gain on sales of investment in 2008 and the gain (loss) on exchange, there was an improvement in normalized net result.

All the details of the operating results for 2008 were published in the Company's Annual Report for 2008, which had been sent to all shareholders with the notice of this meeting.

The shareholders were asked to consider and adopt this item on the agenda as presented.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the vote counted.

Without such intention, the resolution will be calculated based on the registered voting.

Resolution The meeting adopted the Board of Directors' report on the Company's operating results for 2009 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,081,247 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 0 | Shares, representing | 0% |

Item No. 4 **To consider and approve the Balance Sheets and Income Statements for the year ended December 31, 2008**

The Chairman assigned Mr. Somprasong Boonyachai, Chairman of the Executive Committee, to report the Balance Sheets and Income Statements for the year ended December 31, 2008 to the meeting. Mr. Somprasong Boonyachai then informed the meeting that according to the *Public Company Act B.E. 2535*, the company must prepare a balance sheets and statements of income at the end of each fiscal year, which have been audited by an external auditor, and submit these to the shareholders' meeting for approval.

Accordingly, the Board agreed to proposed that the Annual General Meeting of Shareholders approved balance sheets and income statements for the year ended December 31, 2008 as presented in Item No.3, which had been reviewed by the Audit Committee and examined by Mr. Winid Silamongkol (CPA [Thailand] No. 3378), the auditor of KPMG Phoomchai Audit Ltd. (KPMG) for the shareholders' approval. All the details were shown in the Company's Annual Report for 2008 (page nos. 146 -260), which can be found in Enclosure 2 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

The shareholders were asked to consider and approve the balance sheets and income statements for the year ended December 31, 2008.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting.

Resolution The meeting approved the Balance Sheets and Income Statements for the year ended December 31, 2008 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,081,547 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 0 | Shares, representing | 0% |

Item No. 5 **To consider and approve the appropriation of the net profit for dividend payments**

The Chairman assigned Mr. Somprasong Boonyachai, Chairman of the Executive Committee, to report this item to the meeting. Mr. Somprasong Boonyachai then informed the meeting about the details of the dividend payment in agenda Item No. 5.1 and 5.2, which were in accordance with the Company's policy to pay a dividend of not less than 40 percent of its net profit if there is no necessary reason and this payment will not have any critical impact on the Company's business. The Board proposed to the meeting to consider and approve dividend payment as detailed below:

5.1 The Board proposed that the shareholders' meeting approve the appropriation of net profit as an annual dividend of 2.40 baht per share totaling 7,683 million baht for the year 2008, as detailed below:

| No. | Performance Period | Payment Date | Dividend Payment (Baht/Share) |
|---|---|---|---|
| 1 | 1 January 2008 - 10 April 2008 | 12 May 2008 | 1.25 |
| 2 | 11 April 2008 – 13 August 2008 | 11 September 2008 | 1.15 |
| | | รวม | 2.40 |

Since the Company had already paid two interim dividends shown above during 2008, (the Annual General Meeting of Shareholders for 2008 approved the first interim dividend payment on April 22, 2008 and the Board approved the second interim dividend payment on August 14, 2008) therefore there was no additional annual dividend payment be made from the year 2008 results.

5.2 The Board proposed an interim dividend, as paid in the previous year, in line with the Company's practice to distribute a dividend when received from its investments. The company is complying with the Company's policy to continue regular dividend payments and pass these on to the shareholders.

The Board has therefore proposed that the shareholders' meeting approve an additional interim dividend due to at the Annual General Meeting of Shareholders of Advance Info Service Plc., on April 8, 2009 passed a resolution to pay a dividend of 3.30 baht per share and the Company recognized the dividend as income of 4,105 million baht on that date (SHIN holds a 42.67% stake as of December 31, 2008). This dividend was recorded in the interim financial statements for the period Jan 1, 2009 – April 9, 2009, which had not yet been audited or reviewed by the external auditor. The details, which are shown below, had been distributed to all shareholders before the meeting.

Interim Financial Statements (Cost Method)

For the period January 1,2009 – April 9, 2009

Unit: Million Baht

| | (Unaudited & Unreviewed) | |
|---|---|---|
| Statements of Income | Actual | Pro Forma [1] |
| Revenues | | |
| Dividend income | 4,170[2] | 4,170 |
| Other income | 14 | 12 |
| Total Revenues | 4,184 | 4,182 |
| Expenses | | |
| Selling & admin expenses | 79 | 71 |
| Total expenses | 79 | 71 |
| Net profit for the period | 4,105 | 4,111 |
| Earning per share (Baht) | 1.28 | 1.28 |

(1) Enclosed 3 of invitation letter for 2009 AGM

(2) Dividend from Advance Info Service Plc. of 3.30 baht per share as approved in its shareholders' annual general meeting on April 8, 2009

Unit: Million Baht

| | (Unaudited & Unreviewed) | |
|---|---|---|
| Balance Sheets | Actual | Pro Forma [1] |
| Assets | | |
| Cash and cash equivalents | 1,624 | 1,635 |
| Accrued dividend | 4,170 | 4,170 |
| Investments in subsidiaries, associates and joint ventures | 12,502 | 12,502 |
| Other assets | 102 | 99 |
| Total assets | 18,398 | 18,407 |
| Liabilities and shareholders' equity | | |
| Total liabilities | 30 | 33 |

| | | |
|---|---|---|
| **Shareholders' equity** | | |
| Share capital | 3,201 | 3,201 |
| Premium on share capital | 10,197 | 10,197 |
| Retained earnings | | |
| Legal reserve | 500 | 500 |
| Retained earnings - Unappropriated | 4,470 | 4,476 |
| **Total shareholders' equity** | 18,368 | 18,374 |
| **Total liabilities and shareholders' equity** | 18,398 | 18,407 |

(1) Enclosed 3 of invitation letter for 2009 AGM

The Company's financial statements by the cost method for the period January 1, 2009 - April 9, 2009 showed a net profit of 4,105 million baht and unappropriated retained earnings of 4,470 million baht, the Company would be able to pay an interim dividend for the period January 1, 2009 – April 9, 2009.

The Board had agreed to propose an interim dividend for 2009 of 1.25 baht per share, totaling of 4,001 million baht, and reserve the remaining amount for working capital. The details of the proposed dividend payment were shown in the table below:

| Item No. | Performance period | Dividend per share ( Baht) | Dividend payment (Million Baht ) | Remarks |
|---|---|---|---|---|
| 5.1 | January 1,2008– December 31,2008 | 2.40 | 7,683 | It was paid as the interim dividend during 2008 |
| 5.2 | January 1,2009 – April 9,2009 | 1.25 | 4,001 | The payment will be made on 6 May,2009 |

The closing date of the share registration book to determine the shareholders who are eligible to receive the dividends listed in Item No. 5.2 is April 23, 2009, and the dividend will be paid on May 6, 2009.

The shareholders were asked to consider and adopt the following matters:

5.1 **To consider and approve the appropriation of the net profit for 2008 as the annual dividend for 2008**

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

<u>Resolution</u> The meeting approved that no additional annual dividend payment be made from the year 2008 results and acknowledged the interim dividend payments paid during the year 2008 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,081,774 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 0 | Shares, representing | 0% |

5.2 **To consider and approve the appropriation of the net profit for the period Jan 1,2009 – Apr 9, 2009 as the interim dividend payment**

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

<u>Resolution</u> The meeting approved the appropriation of the net profit for the period Jan 1, 2009 – Apr 9, 2009 as the interim dividend payment as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,081,774 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 0 | Shares, representing | 0% |

Item No. 6 **To consider and approve the appointment of the Company's external auditors and to fix their remuneration for 2009**

The Chairman assigned Mr. Somchai Supphatada, Chairman of the Audit Committee, to report this matter to the meeting. Mr. Somchai Supphatada then informed the shareholders that according to Section 120 of the *Public Limited Companies Act B.E. 2535*, the appointment of the Company's external auditors and their audit fee must be approved at the Annual General Meeting. Mr. Somchai Supphatada proposed to the meeting for approval in item 6.1 – Appointment of Auditor of the Company for 2008, and item 6.2 – Auditor Remuneration for 2009.

The Board of Directors had agreed with the Audit Committee to propose the appointment of KPMG Phoomchai Co., Ltd., one of four leading international audit firms, as the Company's external auditors for 2009 for the second consecutive year because KPMG has high standards and considerable expertise. KPMG's performance in 2008 was satisfactory and the firm has agreed to charge the same fees for 2009. The Board had agreed to propose that the shareholders' meeting approve the reappointment of auditors from KPMG as the Company's external auditors for the year 2009. The name list of auditors is as follows:

1. Mr. Supot Singhasaneh CPA (Thailand) No. 2826
2. Mr. Winid Silamongkol CPA (Thailand) No. 3378
3. Miss Somboon Supasiripinyo CPA (Thailand) No. 3731
4. Mr. Charoen Phosamritlert CPA (Thailand) No. 4068

Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG can delegate another one of its certified public accountants to conduct the audit. KPMG has been appointed as the external auditor of the Company's subsidiaries and associates for year 2009. The four auditors mentioned above are completely independent from the Company, its subsidiaries, management, major shareholders and all related persons. However, the Company's subsidiaries had paid service fee for the reviewing of financial statements beside the audit fee to KPMG amounting of 80,000 baht.

The proposed audit fee for 2009 shall not exceed 2.19 million baht (the same as the previous year). The Company does not expect any other significant service fee to be paid to KPMG during 2009.

Million Baht

| Audit fee and other fees | 2009 (Proposed year) | 2008 |
|---|---|---|
| Audit fee | 2.19 | 2.19 |
| Other fees | - | - |

The shareholders were asked to consider and adopt the following matters:

6.1 **To consider and approve the appointment of the Company's external auditors for 2009**

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

<u>Resolution</u> The meeting approved the appointment of the Company's external auditors for 2009 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,081,774 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 0 | Shares, representing | 0% |

6.2 **To consider and approve the remuneration of the Company's external auditors for 2009**

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

<u>Resolution</u> The meeting approved the appointment of the remuneration of the Company's external auditors for 2009 as presented by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,082,774 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 0 | Shares, representing | 0% |

Item No. 7 **To consider and approve the appointment of directors to replace those who will retire by rotation in 2009**

In order to ensure transparency in the voting procedure, the Chairman informed the shareholders that the directors who due to retire by rotation were directly involved with this item on the agenda, so all three of them temporarily left the meeting room until this matter had been considered and resolved. The Chairman, as the retired director, asked the meeting to consider assigning of Mr. Somchai Supphatada, Chairman of the Audit Committee, to temporally conduct the meeting and there was no objection on this. Subsequently, Mr. Somchai Supphatada informed the meeting as follows:

According to Section 18 of the Company's Articles of Association, at every annual general meeting of shareholders, one-third of the Board of Directors, namely those people who have been in office the longest, must be retired by rotation. However, the retiring directors are eligible for re-election. The following directors had to retire by rotation in 2009:

| | |
|---|---|
| 1. Dr. Virach Aphimeteetamrong | Chairman of the Board of Directors and Independent Director |
| 2. Mr. Somprasong Boonyachai | Authorized Director, Chairman of the Executive Committee, Member of the Leadership Development and Compensation Comrnittee, Member of the Nomination and Governance Committee, Member of the Strategic and Organization Review Committee |
| 3. Mr. Arak Chonlatanon | Authorized Director, Member of the Executive Committee, Member of the Strategic and Organizational Review Committee |
| 4. Position previously held by Mr. Boonklee Plangsiri | Director who resigned on April 1, 2008. |

The Board, with the exception of the directors due to retire by rotation, has agreed with the Nomination and Government Committee and proposed that the shareholders' meeting approve the reappointment of all three retired directors to the same positions for another term of office.

Each director's personal details including age, percentage of shareholding, educational background, work experience, Board of Directors' meeting attendance record, and contributions to the Company had been distributed to the shareholders before the meeting and can be found in Enclosure 5 of the invitation letter of the Annual General Meeting of Shareholders for 2009. Furthermore, the requirements for the Company's independent directors are stricter than those stipulated in the regulations of the Capital Market Supervisory Board. The Company's definition of an independent director is shown in Enclosure 7 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

The Company had informed at the Annual General Meeting of Shareholders for 2008 that it would search for a new director to replace Mr. Boonklee Plangsiri in order to maintain the current size of the Board at ten members. However, since the Nomination and Governance Committee has come to the conclusion that the current composition, expertise and size of the Board are adequate for the Company's size and the current business environment. The Committee did not propose a new director to replace Mr. Boonklee Plangsiri. The Board had considered and acknowledged the reducing the number of board seats from ten to nine.

The election of the Company's directors is determined by a majority of votes in accordance with Article 17 of the Company's Articles of Association.

The officer informed the meeting that, the Company's officers will collect all ballots from the shareholders (whether it specifies approve, disapprove or abstain) to calculate the votes and conclude the resolution for the consideration and approval of the reappointment of Dr. Virach Aphimeteetamrong, Mr. Somprasong Boonyachai and Mr. Arak Chonlatanon to the same positions for another term of office.

The Chairman asked the meeting to consider and approve the reappointment of directors who were due to retire by rotation in 2009 as follows:

1. **The Shareholders were then asked to consider the reappointment Dr. Virach Aphimeteetamrong to the same positions for another term of office.**

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

Resolution The meeting approved the reappointment of Dr. Virach Aphimeteetamrong to the same positions for another term of office by simple majority votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,082,458 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 2,000 | Shares, representing | 0% |

2. The shareholders were then asked to consider the reappointment of Mr. Somprasong Boonyachai to the same positions for another term of office.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

Resolution The meeting approved the reappointment of Mr. Somprasong Boonyachai to the same positions for another term of office by simple majority votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,082,460 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 2,000 | Shares, representing | 0% |

3. Finally, the shareholders were then asked to consider the reappointment Mr. Arak Chonlatanon to the same positions for another term of office.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

Resolution The meeting approved the reappointment of Mr. Arak Chonlatanon to the same positions for another term of office by simple majority votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,082,460 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 2,000 | Shares, representing | 0% |

After the resolution was announced, Dr. Virach Aphimeteetamrong, Mr. Somprasong Boonyachai and Mr. Arak Chonlatanon returned to the meeting.

Item No. 8 To consider and approve the remuneration for the Company's Board of Directors for 2009

The Chairman assigned Mr. Somprasong Boonyachai, a member of the Remuneration Committee, to report this matter to the meeting. Mr. Somprasong Boonyachai informed the shareholders that, According to Clause 16 of the Company's Articles of Association, the

Company's directors are eligible to receive remuneration in the form of a monthly retainer, meeting fee, expense allowance and bonus.

The Board had agreed with the Remuneration Committee to consider directors' remuneration in a manner equitable with the market and industry standards, and commensurate with each member's responsibility and performance, in order to attract, motivate and retain qualified directors.

The Board proposed that the shareholders' meeting approve that the remuneration budget for the Board and its committees in 2009 should be set at not more than 18 million baht, a decrease of 2 million baht from 2008, and the remuneration policy remain unchanged, whereby only the Chairman of the Board, independent directors and non-executive directors are eligible to receive a monthly retainer, meeting fee and bonus. The policy is as follows:

| Director | Remuneration (Baht) 2009 (Proposed Year) | | |
|---|---|---|---|
| | Monthly Retainer | Meeting Fee | Bonus |
| The Board of Directors | | | |
| Chairman | 300,000 | - | ✓ |
| Member | 75,000 | 25,000 | ✓ |
| Audit Committee | | | |
| Chairman | 25,000 | 25,000 | ✓ |
| Member | - | 25,000 | ✓ |
| Other Committees | | | |
| Chairman | 10,000 | 25,000 | ✓ |
| Member | - | 25,000 | ✓ |

- The Chairman of the Board shall receive a monthly retainer of 300,000 baht and an annual bonus but shall not receive a meeting fee or any other remuneration for the position of chairman or member of a board committee.
- Directors shall receive a monthly retainer of 75,000 baht, an annual bonus and a meeting fee of 25,000 baht for each board or board-committee meeting.
- The Chairman of the Audit Committee shall receive an additional monthly retainer of 25,000 baht and the chairmen of other board committees shall receive an additional monthly retainer of 10,000 baht.

- Executive directors shall not receive any remuneration as members of the Board.

The remuneration policy for 2009 remains the same as last year and the Board is authorized to determine the necessary conditions and set out the details as appropriate.

The roles, duties and responsibilities of the Board and its committees are shown in the section on the Company's management structure in the Annual Report for 2008 (page nos. 58-72), which can be found in Enclosure 2 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

During 2008, the total directors' remuneration was 16,240,000 baht. The details are shown in the Annual Report for 2008 (page nos. 58-72), which can be found in Enclosure 2 of the invitation letter of the Annual General Meeting of Shareholders for 2009.

The shareholders were then asked to approve the remuneration for the Company's Board of Directors in 2009.

The Chairman asked the meeting if there were any questions. There was no shareholder raising any question.

The officer informed the meeting that anyone who disagree with the report or intend to abstain from voting should raise their hand, so that their ballot could be collected and the votes counted. Without such intention, the resolution will be calculated based on the registered voting

Resolution The meeting approved the remuneration for the Company's Board of Directors in 2009 as proposed by unanimously votes of the shareholders who attended the meeting and cast their votes. The total votes were cast as follows:

| | | | |
|---|---|---|---|
| Approved: | 3,117,084,460 | Shares, representing | 100% |
| Disapproved: | 0 | Shares, representing | 0% |
| Abstained | 0 | Shares, representing | 0% |

Item No. 9 Other business

The Chairman asked the meeting if there were any questions.

Two shareholders raised the questions below:

Shareholder (Mr. Natthakit Soontronbura) According to the closing date of share registration book to determine the shareholders who are eligible to receive the dividend, the Company had

| | |
|---|---|
| | determined it on April 23, 2009, and this will take thirteen days from the Annual General Meeting of Shareholder ("AGM") date. In the future, would the Company consider accelerating the closing date by determining it within 7 days from the AGM date? |
| Ms. Nidchanun Santhavesuk (President) | The Company will consider this recommendation. However, it depends on related legal processes. The Company will take further actions if it compliance with all rules and regulations. |
| Shareholder (Mr.Nopphadol Phansamrut) | According to the report by Mr. Somprasong stated that AIS will invest in 3G technology, how would 3G investments affect the future dividend? Will 2009 dividend payment be similar to the previous years? |
| Mr. Somprasong Boonyachai, Chairman of the Executive Committee | The Company would not be affected by the 3G investment because AIS will be an investing legal entity. Acquiring and investing in 3G technology would increase AIS's potential. Since, AIS has strong governance policies as well as its AA credit ranking, AIS would have potential to raise fund from the money market. Therefore, the dividend received from AIS should not have any effect.<br>For 2009 dividend, since the Company had paid interim dividend at 1.25 baht per share, the total dividend payment for the year 2009 could be similar to the year 2008. |
| Shareholder (Mr.Natthakit Sunthornbura) | According to the research from various brokers, it was expected that AIS will pay total dividend at 6.30 baht per share including an interim dividend at 3 baht per share. Can the Company confirm whether AIS will pay the dividend at the rate mentions above? |
| Mr. Somprasong Boonyachai, Chairman of the Executive Committee | The company can not confirm this on behalf of AIS. However, AIS has such policy to pay dividend. The Company also will continue to pass through dividend received from AIS to the Company's shareholders. |
| Shareholder (Mr.Natthakit Sunthornbura) | Are there any legal issue would have an impact on AIS's acquiring 3G license such as nominee issues? |
| Mr. Somprasong Boonyachai, Chairman of the Executive Committee | Under current legal circumstance, there is no trouble with that. Evidently, AIS's subsidiary had acquired an international direct dialing service license and this company is in operation. |

| | |
|---|---|
| Shareholder (Mr.Natthakit Sunthornbura) | Worst case scenario for Thaicom, when will Thaicom create profit? Thaicom is required to replace the expired satellite with new 3-year satellite leasing contract to continue its services. Eventually, Thaicom needs to construct its own satellite. It rather is the capital intensive business than dividend pay business. Under such satellite business structure, would Thaicom able to pay any dividend? |
| Mr. Somprasong Boonyachai, Chairman of the Executive Committee | For the case of Thaicom, I would like to explain in 4 parts<br>1. Conventional satellite (Thaicom 1,2, and 5) are providing net profits<br>2. IPSTAR is a large satellite with 6 ton weight, and has potential to exploit new businesses in the future. However, the current utilization is low.<br>3. Thaicom's subsidiaries in Lao and Cambodia have good performance and consistently pay dividend to Thaicom.<br>4. CS LoxInfo Co., Ltd.; Thaicom's subsidiary and listed company in the Stock Exchange of Thailand, has high dividend payout ratio.<br>After the consideration the above parts, IPSTAR is the only one that holds Thaicom's performance. However, IPSTAR has potential to generate profits in the future. All Thaicom's managements are working hard and try to expedite the improvement and penetrate the market. |

There was no other business proposed to the shareholders. The Chairman of the meeting expressed his sincere thanks to the shareholders for attending this shareholders' meeting. The meeting adjourned at 11:30 a.m.

- ( *signed* ) -
Dr. Virach Aphimeteetamrong
Chairman of the Meeting

Minutes prepared by
- ( *signed* ) -
Mr. Wichai Kittiwittayakul
Company Secretary

Remark: As some of the shareholders arrived at the meeting after it had begun, starting from Item No. 2 until the meeting adjourned, there were 121 shareholders and proxies present, representing 3,117,084,460 shares or 97.38 % of the total issued shares.

## Enclosure 2 | The Annual Report of year 2009



# Enclosure 3 | The Annual Report of year 2009 (Financial Report)



Enclosure 4

Pro forma interim financial statements (Cost Method) for the period start from 1 January to 8 April 2010



# SHIN CORPORATION PLC
## Pro forma interim financial statement - Cost Method
## January 1 – April 8, 2010

| **Statements of Income** (Million Baht) | **January 1 – April 8, 2010** (Unaudited & Unreviewed) |
|---|---|
| **Revenues** | |
| Dividends income | 10,489 |
| Other income | 6 |
| **Total revenues** | **10,495** |
| **Expenses** | |
| Administrative expenses | 65 |
| **Total expenses** | **65** |
| **Net profit for the period** | **10,430** |

| **Balance Sheet** | **As at April 8, 2010** (Unaudited & Unreviewed) |
|---|---|
| **Assets** | |
| Cash, cash equivalents and current investments | 1,527 |
| Investments in subsidiaries and an associate | 12,502 |
| Accrued dividend income | 10,489 |
| Long - term investments and other assets | 288 |
| **Total assets** | **24,806** |
| **Liabilities and shareholders' equity** | |
| **Total liabilities** | 18 |
| **Shareholders' equity** | |
| Share capital | 3,201 |
| Premium on share capital | 10,197 |
| Retained earnings | |
| Legal reserve | 500 |
| Retained earnings - Unappropriated | 10,890 |
| **Total shareholders' equity** | **24,788** |
| **Total liabilities and shareholders' equity** | **24,806** |

# Enclosure 5 | Information on auditors' profile



# Information on Auditors' profile



**Name** Mr. Supot Singhasaneh

**Name of firm** KPMG Phoomchai Audit Ltd.

**CPA No.** 2826

**Work experience** 37 Years

**Current position**
- Chairman of the KPMG Phoomchai Audit Practice, Thailand
- Advisor to Professional Practice Development, KPMG Phoomchai Audit Ltd.

**Professional Qualification**
- Certified Public Accountant (Thailand), since 1973.
- Member of the Sub-Committee on the Tax Auditor Examination of the Revenue Department
- Member of the Sub-Committee on the CPA Examination of the Federation of Accounting Professions of Thailand.
- Board Member of the Federation of Accounting Professions (FAP) of Thailand
- Chairman, Auditing Profession Committee, FAP.
- Member of the Sub-Committee on the Qualifications Review of the CPAs, FAP.

**Academic Qualification**
- B.Sc. in Accountancy (Hon.), Thammasat University, Thailand.
- MBA Finance, Michigan State University, USA.

**Experiences**
- Chairman of the KPMG Phoomchai Audit Practice, Thailand
- Advisor to Professional Practice Development, KPMG Phoomchai Audit Ltd.
- Accountancy Qualified Board Member, Thammasat University
- Chairman, FAP Auditing Professions Committee
- Mr. Supot has been a Certified Public Accountant since 1973 up till the present. Coupled with a wealth of experience in the audit of both local and international companies, of various industries; he has provided audit services viz. in manufacturing, agribusiness, construction, bank, food processing, hotels, life and non-life insurance, mutual funds, pharmaceuticals, real estate.
- He has been appointed Professional Practice Development Adviser of KPMG Phoomchai Audit Ltd.

**Other interests, not included in the Company's external auditors' service of the Company, parent company, subsidiaries, affiliates or any legal entities that are in conflict, may affect the ability of the external auditor to perform independently.**

-None-

**Contact**

E-mail : ssinghasaneh@kpmg.co.th

Office : 02 6772111

Fax : 02 6772222

**Enclosure 5**

# Information on Auditors' profile



**Name** Mr. Winid Silamongkol

**Name of firm** KPMG Phoomchai Audit Ltd.

**CPA No.** 3378

**Work experience** 29 Years

**Current position**
- Lead Partner
- Partner In-Charge-Risk Management

**Professional Qualification**
- Certified Public Accountant – Thailand
- Licensed CPA approved by Thai Securities Exchange Commission / Bank of Thailand and The Stock Exchange of Thailand
- Member and licensed attorney at Laws of the Laws Council of Thailand.
- Member of the Federation of Accounting Professions of Thailand
- Member of the Lawyers' Association of Thailand
- Certified Public Accountant Testing Committee, the Federation of Accounting Professions of Thailand

**Academic Qualification**
- Master degree of Business Administration (Accounting), Thammasart University
- Bachelor degree of Accounting, Thammasart University
- Bachelor degree of Laws, Thammasart University
- Management/Professional programs/courses – Arthur Andersen and KPMG
- Advanced Senior Executive Program, Co-program-Sasin-Kellogg School of Management, Northwestern University

**Experiences**
- Lead Audit Partner – KPMG
- Country Risk Management Partner – KPMG
- Professional experience since 1980
- Exchange program at Arthur Andersen – Miami Office during 1989 – 1990

**Other interests, not included in the Company's external auditors' service of the Company, parent company, subsidiaries, affiliates or any legal entities that are in conflict, may affect the ability of the external auditor to perform independently.**

-None-

**Contact**


E-mail : winid@kpmg.co.th

Office : 02 6772144

Fax : 02 6772222

**Enclosure 5**

# Information on Auditors' profile



**Name** Miss Somboon Supasiripinyo

**Name of firm** KPMG Phoomchai Audit Ltd.

**CPA No.** 3731

**Work experience** 26 years

**Current position** Partner In Charge
The Professional Practice Department

**Professional Qualification**

- Certified Public Accountant of Thailand
- Authorized Auditor of Thai SEC
- Member of Federation of Accounting Professions of Thailand
- Certified Public Accountant Testing Committee, Federation of Accounting Professions of Thailand
- Accounting Standard-Setting Committee Member
- Chairperson of Accounting Standard Technical Advisory Sub-Committee
- Member Practice Committee, Thai Bond Market Association (Thai BMA)
- Accredited KPMG IFRS Reviewing Partner
- Global IFRS Conversion Service Accreditation

**Academic Qualification**

- Bachelor of Accounting, Thammasat University
- Master of Accounting, Thammasat University

**Experiences**

- Partner, KPMG Phoomchai Audit, Ltd.
- Partner, KPMG Audit (Thailand), Ltd.
- Manager, KPMG Peat Marwick Suthee, Ltd.
- Asst. Auditor, Suthee Office

**Other interests, not included in the Company's external auditors' service of the Company, parent company, subsidiaries, affiliates or any legal entities that are in conflict, may affect the ability of the external auditor to perform independently.**

-None-

**Contact**

E-mail : somboon@kpmg.co.th

Office : 02 6772105

Fax : 02 6772222

**Enclosure 5**

# Information on Auditors' profile



**Name** Mr. Charoen Phosamritlert

**Name of firm** KPMG Phoomchai Audit Ltd.

**CPA No.** 4068

**Work experience** 23 years

**Current position** Audit Partner-in-Charge

**Professional Qualification**
- Vice Chairman and Director of Auditing Profession Committee, Federation of Accounting Professions of Thailand
- Certified Public Accountant, Federation of Accounting Professions of Thailand
- SEC Authorized Auditor
- Fellow, Federation of Accounting Professions of Thailand
- Guest Speaker, Federation of Accounting Professions of Thailand
- Guest Speaker, The ASEAN Federation of Accountants
- Guest Speaker, Thai Institute of Directors Association

**Academic Qualification**
- Bachelor of Accounting, Bangkok University
- Master of Business Administration, Chulalongkorn University
- Senior Executive Program, Sasin Graduate Institute of Business Administration of Chulalongkorn University

**Experiences**
- Audit Partner – in – charge, KPMG Thailand
- Joined the firm since 1987

**Other interests, not included in the Company's external auditors' service of the Company, parent company, subsidiaries, affiliates or any legal entities that are in conflict, may affect the ability of the external auditor to perform independently.**

-None-

**Contact**

E-mail : charoen@kpmg.co.th

Office : 02 6772162

Fax : 02 6772222

# Enclosure 6 | Preliminary information on the retiring directors being proposed for re-election



# Preliminary information on the retiring directors being proposed for re-election
# Shin Corporation Public Company Limited

## Mr. Boon Swan Foo



| | | |
|---|---|---|
| **Age** | 54 | |
| **Title** | Director and Authorized Director<br>Chairman of the Nomination and Governance Committee, Chairman of the Leadership Development and Compensation Committee, Chairman of the Strategic and Organizational Review Committee | |
| **No. of Securities Holding** | None | |
| **Shareholding of share eligible to vote** | None | |
| **Relationship with management** | None | |
| **Highest level of education** | Master Degree in Business Administration, NUS | |
| **Governance Training from IOD** | - | |
| **Experience** | 2009 – Present | Chairman of the Board of Director, Global Investments Ltd.<br>Director, Singbridge International Singapore Pte Ltd. |
| | 2007 - Present | Director, Shin Corporation PLC<br>Director, Cypress Holdings Ltd.<br>Director, Aspen Holdings Ltd.<br>Advisor, ST Asset Management |
| | 2007 - Present | Advisor, Singapore Technologies Engineering Ltd. |
| | 2007 - 2009 | Chairman of the Board of Directors, Nothacker Pte Ltd.<br>Director, Motorola Inc |
| | 2006 - 2009 | Director, Singapore Utilities International Pte Ltd. |
| | 2005 - 2009 | Deputy Chairman, Singapore Computer Systems Ltd. |
| | 2004 - 2009 | Director, Keppel Amfels Inc<br>Director, BMRC, Singapore's Agency for Science, Technology and Research (A*STAR)<br>Director, SERC, Singapore's Agency for Science, Technology and Research (A*STAR) |
| | 2002 - 2009 | Member of Commercialization Advisory Board, Imperial College (UK)<br>Director, Info-Communications Development Authority of Singapore (IDA) |
| | 2001 - 2009 | Executive Chairman, Exploit Technologies Pte Ltd. |

**Term of directorship** 2 years and 6 months

**Criminal record in past 10 years** None

**Disqualifications** None
(Has not committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

**Holding a position of director/executive in other organizations**

| | | |
|---|---|---|
| Other Listed Companies | 1 companies: | - Director, Singbridge International Singapore Pte Ltd |
| Other Organizations<br>(non-listed companies) | 9 companies: | - Senior Advisor, Temasek Holdings (Private) Ltd.<br>- Chairman of the Board of Directors, Global Investments Ltd<br>- Director, Cypress Holdings Ltd<br>- Director, Aspen Holdings Ltd.<br>- Advisor, ST Asset Management Ltd<br>- Advisor, Singapore Technologies Engineering Ltd.<br>- Director, Neptune Orient Lines Ltd.<br>- Director, Veredus Laboratories Pte Ltd<br>- Director, China-Singapore Suzhou Industrial Park Devt Co ltd. |
| Position in other organizations that compete with/related to the Company | None | |

**Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years**

| | |
|---|---|
| 1. Being a director that take part in managing day-to-day operation, or being an employee, or advisor who receive a regular salary or fee | No |
| 2. Being a professional service provider (i.e., auditor, lawyer) | No |
| 3. Having the significant business relations that may affect the ability to perform independently | None |

**Meeting Attendance in 2009**

| Meeting | No. of meetings attended / Total meetings held | % |
|---|---|---|
| - Board of Director Meeting | 8/8 | 100 |
| - Annual General Meeting of Shareholders for 2009 | 0/1 | 0 |
| - Nomination and Governance Committee Meeting | 4/4 | 100 |
| - Leadership Development and Compensation Committee Meeting | 6/6 | 100 |
| - Strategic and Organizational Review Committee Meeting | 4/4 | 100 |

# Preliminary information on the retiring directors being proposed for re-election
# Shin Corporation Public Company Limited

## Mr. Arthid Nanthawithaya



**Age** 42

**Title** Director, Member of the Nomination and Governance Committee, and Member of the Strategic and Organizational Review Committee

**No. of Securities Holding** None

**Shareholding of share eligible to vote** None

**Relationship with management** None

**Highest level of education** Master Degree in Business Administration, Sasin Graduate Institute of Business Administration of Chulalongkorn University

**Governance Training from IOD** DAP: Directors Accreditation Program Class 81/2009

**Experience**

| | |
|---|---|
| 2008 - Present | Senior Executive Vice President, Siam Commercial Bank |
| 2000 - 2008 | Regional Head Capital Markets,<br>Standard Chartered Bank (Thai) Public Company Limited |
| 1998 - 1999 | Hedge Fund Manager Cargill Financial Service, Thailand |

**Term of directorship** 7 months

**Criminal record in past 10 years** None

**Disqualifications** None

(Has not committed an offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.)

**Holding a position of director/executive in other organizations**

| | |
|---|---|
| Other Listed Companies | None |
| Other Organizations (non-listed companies) | None |
| Position in other organizations that compete with/related to the Company | None |

**Having the following interests in the Company, parent company, subsidiaries, affiliates or any legal entities that have conflicts, at present or in the past 2 years**

| | |
|---|---|
| 1. Being a director that take part in managing day-to-day operation, or being an employee, or advisor who receive a regular salary or fee | No |
| 2. Being a professional service provider (i.e., auditor, lawyer) | No |
| 3. Having the significant business relations that may affect the ability to perform independently | None |

**Meeting Attendance in 2009**

| Meeting | No. of meetings attended / Total meetings held | % |
|---|---|---|
| - Board Meeting | 2/2 | 100 |
| - Annual General Meeting of Shareholders for 2009 | - | - |
| - Nomination and Governance Committee Meeting | 1/1 | 100 |
| - Strategic and Organizational Review Committee Meeting | - | - |

# Enclosure 8

# Definition and Qualifications of Independent Directors and Profiles of Independent Directors



## Definition and Qualifications of Independent Directors

"Independent director" means a person who possesses the qualifications and requirements for independence stipulated in the Company's corporate governance policy (as established by the Board), and satisfies the criteria set out by the Capital Market Supervisory Board. The following conditions apply:

1. Not hold shares exceeding one-half (0.5) percent* of the total number of voting shares of the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person including shares held by related persons of the independent director.
2. Not be nor have been an executive director, officer, employee, controlling person or advisor who receives a salary, of the Company, its parent company, subsidiary, same-level subsidiary, affiliate, major shareholder or controlling person, unless the foregoing status ended not less than two (2) years prior to the date of appointment. This restriction shall not apply to an independent director who has been a government officer or an advisor to a government authority that is a major shareholder or controlling person of the Company.
3. Not be a person related by blood or registration under law, such as a father, mother, spouse, sibling, or child, including spouses of children, executives, major shareholders, controlling persons, or persons to be nominated as executives or controlling persons of the Company or its subsidiaries.
4. Not have nor have had a business relationship with the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person, in a manner which may interfere with his or her independent judgement, and neither being nor having been a substantial shareholder or controlling person of any entity having business relationship with the Company, its parent company, subsidiary, affiliate . major shareholder or controlling person who may have a conflict of interest unless the foregoing status ended not less than two (2) years prior to the date of appointment.

   The term "business relationship" mentioned above includes any normal business transaction, rental or lease of immovable property, transaction relating to assets or services or grant or receipt of financial assistance through receiving or extending loans, guarantee, providing assets as collateral, including any other similar actions, which result in the Company or its counterparty being subject to indebtedness payable to the other party in the amount of three (3) percent or more of the net tangible assets of the Company or twenty (20) million baht or more, whichever is lower. The amount of such indebtedness shall be calculated according to the calculation method for the value of connected transactions under the Notification of the Capital Market Supervising Committee Re: Rules on Connected Transactions *mutatis mutandis*. The combination of such indebtedness shall include indebtedness occurring during the course of one (1) year prior to the date on which the business relationship with the person commences.
5. Neither be nor have been an auditor of the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person nor be a substantial shareholder, controlling person or partner of an audit firm which employs auditors of the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person, unless the foregoing relationship ended not less than two (2) years from the date of appointment.
6. Neither be nor have been any kind of professional advisor including a legal advisor or financial advisor who receives an annual service fee exceeding two (2) million baht from the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person, and neither be nor have been a substantial shareholder, controlling person or partner of the professional advisor unless the foregoing relationship ended not less than two (2) years from the date of appointment.
7. Not be appointed as a representative of the Company's directors, the major shareholder or any other shareholder who is a related person to the major shareholder.
8. Not conduct any business which of the same nature as the Company's or its subsidiaries' businesses and is in competition with them in any material respect, nor be a substantial partner, shareholder holding more than one (1) percent of the voting shares, director (having management role), employee, officer or advisor (obtaining a regular salary) of any company whose business is of the same nature as the Company's or its subsidiaries' businesses, and is in competition with them in any material respect.

9. Not have any characteristics which make him or her incapable of expressing independent opinions with regard to the Company's business affairs.

After having been appointed as an independent director with qualifications complying with the criteria under 1 to 9, the independent director may be assigned by the Board to take part in the business decisions of the Company, its parent company, subsidiary, affiliate, same-level subsidiary or legal entity who may have a conflict of interest, on condition that these decisions must be collective ones.

* Remark:This requirement is stricter than the regulation of the Capital Market Supervisory Board, which stipulates a maximum of one (1) percent.

## Profile of an Independent Director

### Mr. Somchai Supphatada



| | | |
|---|---|---|
| **Age** | 50 | |
| **Title** | Independent Director and<br>Chairman of the Audit Committee | |
| **Shareholding** | None | |
| **Relationship with management** | None | |
| **Highest level of education** | Master's Degree in Professional Accounting,<br>University of Texas, Austin, USA | |
| **Governance training from IOD** | DCP: Directors Certification Program Class 100/2008<br>DAP: Directors Accreditation Program Class 56/2006 | |
| **Experience** | Present | Independent Director and Chairman of the Audit Committee, Shin Corporation Plc<br>Asst. Prof., Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University<br>Associate Dean - Finance and Planning, Faculty of Commerce and Accountancy, Thammasat University<br>Member of Accounting Standards Setting Committee, South-East Asia University and Huachiew Chalermprakiet University |
| | 2006 – 2007 | Member of the Audit Committee, Shin Corporation Plc |
| | 2000 – 2002 | Chairperson, Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University |
| | 1999-2001 | Associate Director, Thammasat University Research & Consultancy Institute (TU-RAC) |
| | 1995 – 1998 | Director, MBA Program, Faculty of Commerce and Accountancy, Thammasat University |
| **Business address** | Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 | |
| **Term of directorship** | 3 years and 9 months | |
| **Criminal record in past 10 years** | None | |
| **Disqualifications** | None<br>(Has not committed any offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.) | |
| **Conflict of interest in this meeting** | A director is considered a connected person in the item 8 : To consider and approve the remuneration of the Company's Board of Directors for 2010. | |

## Profile of an Independent Director

### Mr. Vithit Leenutapong



| | |
|---|---|
| **Age** | 54 |
| **Title** | Independent Director<br>Member of the Audit Committee<br>Member of the Nomination and Governance Committee<br>Member of the Leadership Development Compensation Committee and<br>Member of the Strategic and Organizational Review Committee |
| **Shareholding** | None |
| **Relationship with management** | None |
| **Highest level of education** | Master's Degree in Business Administration, University of Southern California, USA |
| **Governance training from IOD** | SFES : Successful Formulation & Execution of Strategy Class 3/2009<br>RCC: Role of the Compensation Committee Class 7/2008<br>ACP: Audit Committee Program Class 5/2005<br>DCP: Directors Certification Program Class 16/2002 |

**Experience**

| | |
|---|---|
| 2005 – Present | President, Thai Yarnyon Co., Ltd.<br>Director, Saha Thai Steel Pipe Plc<br>Director, The Queen's Gallery<br>Director, the Bangkok Bank Foundation |
| 2001 – Present | Independent Director and Member of the Audit Committee, Shin Corporation Plc |
| 2005 - 2009 | Vice Chairman, Yontrakit Group<br>Director, Yontrakit Volkswagen Marketing Co., Ltd. |
| 1999 – Present | Director, Worldclass Rent-a-Car Co., Ltd. |
| 2002 – 2007 | Director, German - Thai Chamber of Commerce |
| 2005 – 2006 | Chairman of the Board of Directors, the Government Pharmaceutical Organization |
| 2002 – 2004 | Management Board, Airports of Thailand Plc |
| 2001 | Management Board, Thai Airways International Plc |
| 1995 – 2000 | Independent Director and Member of the Audit Committee, Advanced Info Service Plc |
| 1996 – 1997 | Board of Directors, Expressway and Rapid Transit Authority of Thailand |

| | |
|---|---|
| **Business address** | Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 |
| **Term of directorship** | 9 years and 5 months |

| | |
|---|---|
| **Criminal record in past 10 years** | None |
| **Disqualifications** | None<br>(Has not committed any offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.) |
| **Conflict of interest in this meeting** | A director is considered a connected person in the item 8 : To consider and approve the remuneration of the Company's Board of Directors for 2010. |

## Profile of an Independent Director



### Mr. Chalaluck Bunnag

| | |
|---|---|
| **Age** | 62 |
| **Title** | Independent Director and Member of the Audit Committee |
| **Shareholding** | None |
| **Relationship with management** | None |
| **Highest level of education** | Master's Degree in Industrial Administration, Carnegie-Mellon University, USA<br>Master's Degree in Civil Engineering, Oklahoma State University, USA |
| **Governance training from IOD** | DAP: Directors Accreditation Program Class 5/2003 |

**Experience**

| | |
|---|---|
| 2007 – Present | Independent Director and Member of the Audit Committee, Shin Corporation Plc |
| 2005 – Present | Advisor, The Siam Cement Plc<br>Advisor, Siam Yamato Steel Co., Ltd.<br>Advisor, CPB Equity Co., Ltd.<br>Chairman of the Board of Directors, Siam Lemmerz Co., Ltd.<br>Director, Siam Aisin Co., Ltd.<br>Director, Michelin Siam Group Co., Ltd.<br>Director, Thai Tokai Carbon Product Co., Ltd. |
| 2002 – 2005 | Chairman of the Board of Directors, Siam AT Industry Co., Ltd.<br>Chairman of the Board of Directors, The Nawaloha Industry Co., Ltd.<br>Chairman of the Board of Directors, The Siam Nawaloha Foundry Co., Ltd.<br>Chairman of the Board of Directors, Thai Engineering Products Co., Ltd.<br>Chairman of the Board of Directors, Siam Asahi Glass Co., Ltd.<br>Chairman of the Board of Directors, Siam Furukawa Co., Ltd.<br>Chairman of the Board of Directors, The Siam Kubota Industrial Co., Ltd.<br>Chairman of the Board of Directors, Siam Toyota Manufacturing Co., Ltd.<br>Director, The Siam United Steel (1995) Co., Ltd.<br>Director, Toyota Motor Thailand Co., Ltd.<br>Director, Millennium Steel Plc |

| | | |
|---|---|---|
| | | Director, Pheonix Pulp & Paper Plc |
| | | President, Cementhai Holding Co., Ltd. |
| | 1995 – 2002 | Vice President, The Siam Cement Plc |
| | 1987 – 1995 | Managing Director, Siam Tyre Co., Ltd. |
| | 1982 – 1987 | Maketing Division, The Siam Cement Co., Ltd. |
| | 1979 – 1982 | Planning & Project, The Siam Cement Co., Ltd. |
| **Business address** | Shinawatra Tower 1, 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok 10400 | |
| **Term of directorship** | 2 year and 7months | |
| **Criminal record in past 10 years** | None | |
| **Disqualifications** | None<br>(Has not committed any offence against property or entered into a transaction which may have caused a conflict of interest with the Company over the last year.) | |
| **Conflict of interest in this meeting** | A director is considered a connected person in the item 8 : To consider and approve the remuneration of the Company's Board of Directors for 2010. | |

# Enclosure 9

## Explanation of documents to identify shareholders or their proxies who are eligible to attend the meeting and vote



# Explanation of documents to identify shareholders or their proxies who are eligible to attend the meeting and vote

The Company shall convene the 2010 Annual General Meeting of Shareholders on April 9, 2010 at 10.00 a.m. at Auditorium, 9th Floor, Shinawatra 3, No. 1010 Viphavadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok 10900. In this connection, the Company shall proceed registration with a Barcode system so as to promote transparency, fairness and benefits for shareholders. The Company considers appropriate to impose procedures on review of documents and evidence identifying shareholders and proxies eligible to register, attend and vote at the Meeting as follows:

## 1. Proxy Form

The Department of Business Development, the Ministry of Commerce issued an announcement re: Prescription of a Proxy Form (No. 5) B.E. 2550; the Company, therefore, has prepared three proxy forms as shown in the enclosure 7 for shareholders who cannot attend the Meeting and a proxy may be appointed to the other person or any independent director. The proxy forms are as follows:

- Proxy Form A (General Appointment)
- Proxy Form B (Specific Voting Appointment)
- Proxy Form C (Only foreign shareholders as registered in the registration book who have custodian in Thailand)

In the event shareholder wishes more Proxy Forms, please download from the Company Website: www.shincorp.com. In all cases, please bring the Barcode Registration Form as shown in the enclosure 13 on the date of Meeting.

## 2. Proxy

Shareholder who unable to attend the Meeting may appoint a person as your Proxy according to the following procedures:

1. Complete **only one of above Proxy Forms** as follows:
   1.1 General Shareholder shall select one of either Form A or Form B.
   1.2 Shareholders listed in the share register book as Foreign Investors (who appointed the Custodian in Thailand to supervise their shares) can select one of three Proxy Forms (Form A, Form B or Form C).

2. Authorize a person as you wish or an Independent Director as shown in the enclosure 8 to attend and vote at the Meeting on your behalf by specifying the name details of a person to be your Proxy

3. Affix the 20 Baht of stamp duty with specifying the date of Proxy Form across such stamp duty. For your convenience, the Company will facilitate in affixing the stamp duty when registration to attend the Meeting

Allocation of shares to several Proxies to vote in the Meeting is not allowed. The Shareholder has to authorize the Proxy to cast the votes only for all the shares held by it. Authorization of vote less than the total number of holding shares is not allowed except for the Custodian appointed by the Foreign Investor in accordance with Proxy Form C.

## 3. Documents to be produced prior to the Meeting

**Person**

1. Personal attendance: ID Card, Civil Servant Card, or Driving License supported by any documents in case of change thereto; please also bring the Barcode Registration Form as shown in the enclosure 13 on the date of the Meeting
2. Proxy:
   - Any Proxy Form (either Form A or Form B) duly filled in and signed by shareholder and proxy;
   - copies of ID Card, Civil Servant or Driving License duly certified by shareholder and proxy;
   - copy of ID Card, Civil Servant or Driving License duly certified by proxy at point of registration.

   For your convenience in registration, please also bring the Barcode Registration Form as shown in the enclosure 13 on the date of the Meeting..

**Juristic Person**

1. Personal attendance by director
   - any Proxy Form (either Form A or Form B) duly filled in and signed by shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) attending the Meeting is(are) duly authorized;
   - copy (ies) of ID Card or others issued by competent authorities duly certified by such director(s).

   For your convenience in registration, please also bring the Barcode Registration Form as shown in the enclosure 13 on the date of the Meeting.

2. Proxy:
   - any Proxy Form (either Form A or Form B) duly filled in and signed by authorized director(s) of shareholder and proxy;
   - copy of a company certificate duly certified by authorized director(s) containing particulars that director(s) affixing signature(s) on the Proxy Form is(are) duly authorized;
   - copy (ies) of ID Card or others issued by competent authorities to director(s) who is(are) director(s) duly certified by him/her/them;

- copies of ID Card or others issued by competent authorities to proxy duly certified together with originals thereof at point of registration.

For your convenience in registration, please also bring the Barcode Registration Form as shown in the enclosure 13 on the date of the Meeting.

3. Custodian appointed as depositary by foreign investors

3.1 documents as under juristic person 1 and 2 shall be prepared by selecting one of any Proxy Form (either Form A, Form B or Form C);

3.2 in the event custodian has been authorized to sign on proxy, the following documents shall be produced:
- a power of attorney appointing such custodian to sign on proxy;
- a confirmation letter that signatory has been licensed to engage in custodian business.

For your convenience in registration, please also bring the Barcode Registration Form as shown in the enclosure 13 on the date of the Meeting. If an original document is not made in Thai, please attach the Thai translation duly certified by director(s) of such juristic person.

## 4. Registration

The Company shall proceed with registration two hours prior to the Meeting time or from 8.00 a.m., Friday, April 9, 2010 at the venue with a map attached to the Notice.

## 5. Casting Votes Criteria

**General agenda**

1. A vote in each agenda shall be counted by voting as indicated in the shareholder registration or ballots distributed to the shareholders before the meeting on the condition that each share constitutes one vote. Shareholders shall only vote for: agree, disagree or abstain while splitting of votes is not allowed, except in the case of custodian.

2. Proxy:

2.1 For specific voting appointment, Proxy shall cast a vote only as specified in the Proxy; non-compliance of direction shall not constitute a valid vote by shareholders. Vote of the Proxy in any Agenda which is not in accordance with this Form of Proxy shall be invalid and shall not be the vote of the Shareholder

2.2 For general appointment, In the event no instruction has been specified, or instruction is not clear on the Proxy on each agenda, or the Meeting considers or votes on any issue (other than those specified

on the Proxy) or there would be any amendment or addition in facts, then proxy shall have discretion to consider and vote as appropriate.

**Director agenda**

According to Article 17 of the Company's Articles of Association, the Meeting of shareholders shall elect directors in accordance with the rules and procedures as follows:

1. Every shareholder shall have one vote for each share of which he/she is the holder;

2. Each shareholder may exercise all the votes he/she has under 1. above to elect one or several director(s). In the event of electing several directors, he/she shall not be entitled to allot his votes to elect each director.

3. The persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the Meeting shall be entitled to a second or casting vote.

According to the AGM guidelines for According to the AGM guidelines for good governance, on the item no. 7, To consider and approve the appointment of directors to replace those who will retire by rotation in 2010, the Company' s officers collected all ballots from the shareholders (whether it specifies approve, disapprove or abstain) to calculate the votes. All ballots were collected by the Company's officers in order to conclude the resolution.

**6. Procedures on Casting Votes**

Chairman of the Meeting or officer shall explain casting vote procedure before commencement of the Meeting. Officers of the Company shall count and sum up votes on each agenda based on a Barcode duly affixed. Results on each agenda shall be announced before the Meeting is ended.

The Company will arrange to have the inspector (who is an external legal counsel) for examine procedures on casting vote in the Meeting to ensure our transparency and compliance with the laws and Company's articles of association.

Enclosure 10

The Company's Articles of Association in relation to the Annual General Meeting of Shareholders



# The Company's Articles of Association in relation to the Annual General Meeting of Shareholders

## Shareholders Meeting

**Article 30.** The board of directors shall arrange for an Annual Ordinary Meeting of shareholders within 4 months from the last day of the fiscal year of the Company.

The meeting of shareholders other than that in the first paragraph shall be called the Extraordinary Meetings.

The board of directors may summon an extraordinary meeting of shareholders whenever the Board think appropriate. The shareholders holding shares altogether at not less than one-fifth of the total number of shares sold or not less than 25 shareholders holding shares altogether at not less than one-tenth of the total number of shares sold may submit their names in a letter requesting the board of directors to summon an Extraordinary Meeting of Shareholders at any time but they shall give express reasons for such request in the said letter. In such case, the Board of Directors shall arrange for the meeting of shareholders to be held within one month from the date of receipt of such request from the shareholders.

**Article 31.** In summoning for a Meeting of Shareholders, the Board of Directors shall send notice of the meeting specifying the place, date, time, agenda of the meeting and the subject matter to be submitted to the meeting together with reasonable details and shall deliver the same to the shareholders and the Registrar for reference not less than 7 days before the meeting. Besides, the notice of the meeting shall also be announced in a newspaper for not less than 3 days before the meeting.

**Article 32.** The Meeting of Shareholders must be attended by shareholders or proxies (if any) not less than 25 in number or not less than a half of total number of shareholders and have an aggregate number of shares not less than one-third of all shares sold to constitute a quorum.

In the event at any Meeting of Shareholders, after one hour from the time fixed for the meeting commencement, the number of shareholders present is still not enough to form a quorum as required, if such meeting of shareholders was requested for by the shareholders, such meeting shall be revoked. If such meeting of shareholders was not called for by the shareholders, the meeting shall be called for again and in the latter case notice of the meeting shall be delivered to shareholders not less than 7 days before the meeting in which no quorum is required.

**Article 34.** The Resolution of the Meeting of Shareholders shall be supported by the following votes:

(1) In a normal case, by the majority vote of the shareholders who attend the meeting and have the right to vote. In case of an equality of vote, the chairman of the meeting shall be entitled to a casting vote.

(2) In the following cases, by a vote of not less than three-fourths of the total number of shareholders present at the meeting and entitled to vote:

a. The sale or transfer of whole or essential parts of business of the Company to other persons.

b. The purchase or acceptance of transfer of businesses of other companies or private companies to the Company's own.

c. Entering into, amending or terminating the contract relating to the leasing out of business of the Company in whole or in essential parts; the assignment to anyone else to manage the businesses of the Company or the amalgamation of the businesses with other persons with an objective to share profit and loss.

d. Amendment of the memorandum of association or articles of association.

e. Increase or reduction of the capital of the Company or the issuance of debentures.

f. The amalgamation or liquidation of the Company.

## Proxy and Voting

**Article 33.** At a meeting of shareholders, the shareholder may appoint any other person who is sui juris as proxy present and voting on his behalf. The proxy form must be dated and signed by the principal and according to the form as prescribed by the Registrar.

The proxy form must be submitted to the Board Chairman or other person designated by the board chairman at the meeting place before the proxy attending the meeting.

## Directors' Qualifications, Election and Rotation of Directors

**Article 16.** The Company shall have a board of directors comprising at least five directors, and not less than a half of the total number of directors shall have residence within the Kingdom of Thailand and must have legal qualifications.

The directors of the Company shall be entitled to receive remuneration such as salary, meeting allowance, allowance for food and other expenses and bonus.

**Article 17.** The Meeting of Shareholders shall elect the Board of Directors in accordance with the rules and procedures as follows:

(1) Every shareholder shall have one vote for each share of which he is the holder;

(2) Each shareholder may exercise all the votes he has under the (1) above to elect one or several persons as directors. In the event of electing several persons as directors, he may not allot his votes to any such person unequally;

(3) the persons receiving the highest votes in their respective order of the votes shall be elected as directors at the number equal to the number of directors required at that time. In the event of an equality of votes among the persons elected in order of respective high numbers of votes, which number exceeds the required number of directors of the Company at that time, the Chairman of the meeting shall be entitled to a second or casting vote.

**Article 18.** At every Annual Ordinary Meeting, one-third of the directors, or if their number is not a multiple of three, then the number nearest to one-third must retire from office.

The director to retire during the first and the second years following the registration of the Company shall be drawn by lots. In every subsequent year, the directors who have been longest in office shall retire. A retiring director is eligible for re-election.

**Article 23.** Directors may or may not be shareholders of the Company.

## Auditor

**Article 36.** The Company shall arrange for the preparation and keeping of accounts as well as the audit thereof in accordance with the law governing such, and shall make a balance sheet and a statement of profit and loss at least once every twelve months which is the accounting period of the Company and submit the same to the Meeting of Shareholders in its annual meeting for approval.

**Article 42.** The auditor has the duty to attend every meeting of shareholders whenever it is held to consider the balance sheet, the statement of loss and profit and problems concerning the accounts of the Company in order to give explanations to shareholders about the auditing of accounts and the Company shall also send to the auditor the reports and documents that should be sent to shareholders in the meeting of shareholders.

## Dividend Payment

**Article 38.** No dividends shall be paid otherwise than out of profits. In case the Company still sustains an accumulated loss, no dividends shall be paid.

Dividends shall be distributed according to the number of shares in equal number for each share.

The Board of Directors may pay interim dividends to shareholders at each time they consider that the Company has an appropriate profit and inform shareholders at the subsequent meeting.

Payment of dividends shall be made within one month from the date the resolution is passed by the meeting of shareholders or by the meeting of the Board of Directors, as the case may be. The notice of such payment must be announced in a newspaper within one month from the date the resolution is passed by the Meeting of Shareholders or by the Board of Directors, as the case may be.

*The full version of the Company's Articles of Association will be found on the Company's website, www.shincorp.com*

# Enclosure11 | Procedures for attending the meeting



# Procedures for attending of the 2010 Annual General Meeting of Shareholders Shin Corporation Public Company Limited On April 9, 2010



Shareholders of
Shin Corporation Public Company Limited
Attending in Person
The Company uses Barcode System for Meeting Registration
Voting by Proxy
Report to registration desk (open at 8.00 a.m.)
Showing ID Card
Registration with Barcode Form
Report to registration desk at 8.00 a.m.
Review the proxy
Proxy with supporting document
Barcode Registration Form
Certified copies of grantor and grantee' ID cards
Signing in Registered Document
Receive ballot cards
Attend the meeting
The meeting will be opened by the chairman At 10.00 a.m.
The agenda will be proposed by the chairman item by item
An inspector (an external lawyer will be present to observe the voting procedures in order to ensure they are transparent and in compliance with the Company's articles of association and all related laws and regulations)
Shareholders who would like to vote against or abstain from voting on any item on the agenda should raise their hands and express their intention
The ballot will be collected by the Company's officers from the shareholders mentioned above
The result of the vote will be announced to the meeting y the chairman.


***Please return the ballot for every item on the agenda to the Company's officers when the meeting is finished.***

Enclosure12 | A map showing the location of the meeting



# Location Map of Shinawatra Tower 3



To Don Muang Airport
Ngamvongwan Rd.
Ratchadaphisek Rd.
S.C.B Park
Soi 21
Shinawatra Tower 3
Phaholyothin Rd.
Ladprao Rd.
Ladprao
ISUZU
Din Daeng Expressway
Ratchayothin
Viphavadi Rangsit Rd.
PTT
BTS Sky Train Station
Chatuchak Park
Expressway


There are 2 entrances:
1. Viphavadi Rangsit Road
2. Phaholyothin Road

| **Location Meeting** | **Transportations** |
|---|---|
| Auditorium, 9th Floor, Shinawatra Tower 3<br>1010 Viphavadi Rangsit Road, Chatuchak, Bangkok<br>Tel. 02-949-2000 | Viphavadi Rangsit Road : Bus no. 3, 29, 52 Air condition bus no. 10, 29<br>Phaholyothin Road : Bus no. 27, 39, 59 Air condition bus no. 39 |

**SHIN CORPORATION PUBLIC COMPANY LIMITED**

414 SHINAWATRA TOWER 1, PHAHOLYOTHIN ROAD, SAMSENNAI,

PHAYATHAI, BANGKOK 10400

TEL +662 299 5050, FAX +662 271 1058

WWW.SHINCORP.COM


Commercial Rollout:
SHIN


Attractive Dividend Yield
SHIN
Price Performance



เอกสารแนบ 7
Enclosure 7



บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
Shin Corporation Public Company Limited

# หนังสือมอบฉันทะแบบ ก.

## (แบบทั่วไปซึ่งเป็นแบบที่ง่ายไม่ซับซ้อน)

# Proxy Form A

## (General Appointment)



ปิดอากรแสตมป์ 20 บาท
Duty Stamp 20 Baht

# หนังสือมอบฉันทะ (แบบ ก.)
Proxy (Form A.)

เลขทะเบียนผู้ถือหุ้น..................................
Shareholder's Registration No.

เขียนที่ ______________________________
Written at
วันที่ ______ เดือน __________ พ.ศ. __________
Date Month Year

(1) ข้าพเจ้า ____________________________________________ สัญชาติ ________
I/We nationality

อยู่บ้านเลขที่ ____________________________________________
Address

(2) เป็นผู้ถือหุ้นของ**บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน) ("บริษัท")**
being a shareholder of Shin Corporation Public Company Limited ("Company")

โดยถือหุ้นจำนวนทั้งสิ้นรวม __________________ หุ้น และออกเสียงลงคะแนนได้เท่ากับ __________________ เสียง ดังนี้
holding the total amount of shares and have the rights to vote equal to votes as follows

❑ หุ้นสามัญ __________________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ __________________ เสียง
ordinary share shares and have the rights to vote equal to votes
❑ หุ้นบุริมสิทธิ __________________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ __________________ เสียง
preference share shares and have the rights to vote equal to votes

(3) ขอมอบฉันทะให้ (ผู้ถือหุ้นสามารถมอบฉันทะให้กรรมการอิสระของบริษัทได้ โดยมีรายละเอียดกรรมการอิสระของบริษัทปรากฏตามสิ่งที่ส่งมาด้วย)
Hereby appoint (shareholder may grant a proxy to a SHIN Independent Director as detailed in the attachment)

❑ 1. ชื่อ ______________________ อายุ ______ ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน ______________________ ตำบล/แขวง ______________ อำเภอ/เขต ______________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ______________ รหัสไปรษณีย์ ______________ **หรือ**
Province Postal Code Or

❑ 2. ชื่อ ______________________ อายุ ______ ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน ______________________ ตำบล/แขวง ______________ อำเภอ/เขต ______________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ______________ รหัสไปรษณีย์ ______________ **หรือ**
Province Postal Code Or

❑ 3. ชื่อ ______________________ อายุ ______ ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน ______________________ ตำบล/แขวง ______________ อำเภอ/เขต ______________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ______________ รหัสไปรษณีย์ ______________
Province Postal Code

**คนใดคนหนึ่งเพียงคนเดียว**เป็นผู้แทนของข้าพเจ้าเพื่อเข้าร่วมประชุมและออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมสามัญผู้ถือหุ้นประจำปี 2553 ในวันที่ 9 เมษายน 2553 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

**Any one of the above persons** as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of Shareholders for the year 2010 on 9 April 2010 at 10 a.m. at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok or such other date, time and place if the meeting is rescheduled.

กิจการใดที่ผู้รับมอบฉันทะกระทำไปในการประชุมนั้น ให้ถือเสมือนว่าข้าพเจ้าได้กระทำเองทุกประการ
Any act performed by the proxy at the meeting will be deemed to have been performed by myself/ourselves in all respects.

ลงนาม/Signed_________________________________ผู้มอบฉันทะ/Grantor
( )

ลงนาม/Signed_________________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed_________________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed_________________________________ผู้รับมอบฉันทะ/Proxy
( )

**หมายเหตุ** : ผู้ถือหุ้นที่มอบฉันทะจะต้องมอบฉันทะให้ผู้รับมอบฉันทะเพียงรายเดียวเป็นผู้เข้าประชุมและออกเสียงลงคะแนนไม่สามารถแบ่งแยกจำนวนหุ้นให้ผู้รับมอบฉันทะหลายคนเพื่อแยกลงคะแนนเสียงได้

Note : The shareholder appointing the proxy must authorize only one proxy to attend and vote at the meeting and may not split the number of his or her shares between many proxies in order to split his or her votes.


SHIN
CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
Shin Corporation Public Company Limited

# หนังสือมอบฉันทะแบบ ข.

## (แบบที่กำหนดรายการต่าง ๆ ที่จะมอบฉันทะที่ละเอียดชัดเจน)

# Proxy Form B

## (Specific Voting Appointment)



ปิดอากรแสตมป์ 20 บาท
Duty Stamp 20 Baht

# หนังสือมอบฉันทะ (แบบ ข.)
# Proxy (Form B)

เลขทะเบียนผู้ถือหุ้น_____________
Shareholder's Registration No.

เขียนที่ _________________________
Written at
วันที่ ______ เดือน __________ พ.ศ.____
Date Month Year

(1) ข้าพเจ้า
I/We ________________________________________ สัญชาติ
Nationality
อยู่บ้านเลขที่
Address

(2) **เป็นผู้ถือหุ้นของบริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน) ("บริษัท")**
being a shareholder of Shin Corporation Public Company Limited (the "Company")

โดยถือหุ้นจำนวนทั้งสิ้นรวม_______________ หุ้น และออกเสียงลงคะแนนได้เท่ากับ ____________ เสียง ดังนี้
holding the total amount of shares and have the rights to vote equal to votes as follows:

☐ หุ้นสามัญ_______________________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ_______________ เสียง
ordinary shares shares and have the rights to vote equal to votes

☐ หุ้นบุริมสิทธิ_____________________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ_______________ เสียง
preference shares shares and have the rights to vote equal to votes

(3) ขอมอบฉันทะให้ (ผู้ถือหุ้นสามารถมอบฉันทะให้กรรมการอิสระของบริษัทได้ โดยมีรายละเอียดกรรมการอิสระของบริษัทปรากฏตามสิ่งที่ส่งมาด้วย)
hereby appoint (shareholder may grant a proxy to a SHIN Independent Director as detailed in the attachment)

☐ 1. ชื่อ ________________________________ อายุ ________ ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน_______________ ตำบล/แขวง _______________ อำเภอ/เขต________________________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด _______________ รหัสไปรษณีย์ ___________ **หรือ**
Province Postal Code or

☐ 2. ชื่อ ________________________________ อายุ ________ ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน_______________ ตำบล/แขวง _______________ อำเภอ/เขต________________________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด _______________ รหัสไปรษณีย์ ___________ **หรือ**
Province Postal Code or

☐ 3. ชื่อ ________________________________ อายุ ________ ปี อยู่บ้านเลขที่ ______________________
Name age years, residing at
ถนน_______________ ตำบล/แขวง _______________ อำเภอ/เขต________________________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด _______________ รหัสไปรษณีย์ ___________
Province Postal Code

**คนใดคนหนึ่งเพียงคนเดียว**เป็นผู้แทนของข้าพเจ้าเพื่อเข้าร่วมประชุมและออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมสามัญผู้ถือหุ้นประจำปี 2553 ในวันที่ 9 เมษายน 2553 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

Any one of the above persons as my/our proxy to attend and vote on my/our behalf at the Annual General Meeting of Shareholders for the year 2010 on 9 April 2010 at 10 a.m. at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok or such other date, time and place if the meeting is rescheduled.

(4) ข้าพเจ้าขอมอบฉันทะให้ผู้รับมอบฉันทะออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมครั้งนี้
In this meeting, I/we authorize my/our proxy to vote on my/our behalf as follows:

**วาระที่1 เรื่องแจ้งเพื่อทราบ**

Item No. 1 Matters to be informed

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

**วาระที่ 2 พิจารณารับรองรายงานการประชุมสามัญผู้ถือหุ้นประจำปี 2552 ซึ่งประชุมเมื่อวันที่ 10 เมษายน 2552**

Item No. 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2009, held on April 10, 2009

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

**วาระที่ 3 พิจารณารับรองรายงานของคณะกรรมการบริษัทเกี่ยวกับผลการดำเนินงานของบริษัทประจำปี 2552**

Item No. 3 To consider and adopt the Board of Directors' report on the Company's operating results for 2009

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

**วาระที่ 4 พิจารณาอนุมัติงบดุลและงบกำไรขาดทุน ประจำปี 2552 สิ้นสุดวันที่ 31 ธันวาคม 2552**

Item No. 4 To consider and approve the balance sheets and income statements for the year ended December 31, 2009

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

**วาระที่ 5 พิจารณาอนุมัติจัดสรรกำไรสุทธิเป็นเงินปันผล**

Item No. 5 To consider and approve the appropriation of the net profit for dividend payments

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

5.1 **พิจารณาจัดสรรกำไรสุทธิประจำปี 2552 เป็นเงินปันผล**
Appropriation of the net profit for 2009 as the annual dividend

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

5.2 **พิจารณาอนุมัติจัดสรรกำไรสุทธิตั้งแต่วันที่ 1 มกราคม 2553 ถึงวันที่ 8 เมษายน 2553 เป็นเงินปันผลระหว่างกาล**
Appropriation of the net profit for the period January 1 - April 8, 2010 as the interim dividend

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

**วาระที่ 6** **พิจารณาอนุมัติแต่งตั้งผู้สอบบัญชีและกำหนดค่าสอบบัญชีประจำปี 2553**

Item No. 6 To consider and approve the appointment of the Company's external auditors and to fix their remuneration for 2010

❑ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
❑ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

6.1 **พิจารณาอนุมัติแต่งตั้งผู้สอบบัญชีของบริษัทประจำปี 2553**
Appointment of the Company's external auditors for 2010

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

6.2 **พิจารณาอนุมัติกำหนดค่าสอบบัญชีประจำปี 2553**
Fixing the remuneration of the Company's external auditors for 2010

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

**วาระที่ 7** **พิจารณาอนุมัติเลือกตั้งกรรมการแทนกรรมการที่พ้นจากตำแหน่งตามวาระประจำปี 2553**

Item No. 7 To consider and approve the appointment of directors to replace those who will retire by rotation in 2010

❑ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
❑ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

❑ กรณีการแต่งตั้งกรรมการทั้งชุด
Approve the reappointment of all directors

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

❑ กรณีการแต่งตั้งกรรมการเป็นรายบุคคล ดังนี้
Approve the reappointment of each director listed below:

1. นายบุน สวอน ฟู
Mr. Boon Swan Foo

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

2. นายอาทิตย์ นันทวิทยา
Mr. Arthid Nanthawithaya

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

**วาระที่ 8** **พิจารณาอนุมัติกำหนดค่าตอบแทนกรรมการประจำปี 2553**

Item No. 8 To consider and approve the remuneration of the Company' s Board of Directors for 2010

❑ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
❑ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated below:

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

**วาระที่ 9** **พิจารณาเรื่องอื่น ๆ (ถ้ามี)**

Item No. 9 Others business (if any)

❑ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

❑ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated below:

❑ เห็นด้วย Approve ❑ ไม่เห็นด้วย Disapprove ❑ งดออกเสียง Abstain

(5) การลงคะแนนเสียงของผู้รับมอบฉันทะในวาระใดที่ไม่เป็นไปตามที่ระบุไว้ในหนังสือมอบฉันทะนี้ให้ถือว่าการลงคะแนนเสียงนั้นไม่ถูกต้องและไม่ใช่เป็นการลงคะแนนเสียงของข้าพเจ้าในฐานะผู้ถือหุ้น

If the proxy vote for any item on this agenda is not in accordance with this form, it shall be considered invalid.

(6) ในกรณีที่ข้าพเจ้าไม่ได้ระบุความประสงค์ในการออกเสียงลงคะแนนในวาระใดไว้ หรือระบุไว้ไม่ชัดเจน หรือในกรณีที่ที่ประชุมมีการพิจารณาหรือลงมติในเรื่องใดนอกเหนือจากเรื่องที่ระบุไว้ข้างต้น รวมถึงกรณีที่มีการแก้ไขเปลี่ยนแปลงหรือเพิ่มเติมข้อเท็จจริงประการใด ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

If I/we have not specified my/our voting intention for any item on this agenda or not specified my/our voting intention clearly or if the meeting considers any additional matters or proposals not listed on the foregoing mentioned agenda including any amendment or addition, the proxy shall have the right to consider these matters and vote on my/our behalf as he/she may deem appropriate in all respects.

กิจการใดที่ผู้รับมอบฉันทะได้กระทำไปในการประชุม เว้นแต่กรณีที่ผู้รับมอบฉันทะไม่ออกเสียงตามที่ข้าพเจ้าระบุในหนังสือมอบฉันทะให้ถือเสมือนว่าข้าพเจ้าได้กระทำเองทุกประการ

Any act performed by the proxy at the meeting will be deemed to have been performed by myself/ourselves in all respects unless the proxy does not vote in accordance with the directions I/we have given on this form.

ลงนาม/Signed____________________________ผู้มอบฉันทะ/Grantor
( )

ลงนาม/Signed____________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed____________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed____________________________ผู้รับมอบฉันทะ/Proxy
( )

**หมายเหตุ/Remarks**

1. ผู้ถือหุ้นที่มอบฉันทะจะต้องมอบฉันทะให้ผู้รับมอบฉันทะเพียงรายเดียวเป็นผู้เข้าประชุมและออกเสียงลงคะแนนไม่สามารถแบ่งแยกจำนวนหุ้นให้ผู้รับมอบฉันทะหลายคนเพื่อแยกการลงคะแนนเสียงได้
The shareholder appointing the proxy must authorize only one proxy to attend and vote at the meeting and may not split the number of his or her shares between many proxies in order to split his or her votes.

2. วาระเลือกตั้งกรรมการผู้ถือหุ้นสามารถเลือกตั้งกรรมการทั้งชุดหรือเลือกตั้งกรรมการเป็นรายบุคคลก็ได้
In the item on the election of directors, the proxy must choose either the election of the candidates as a whole or each candidate individually.

3. ในกรณีที่มีวาระที่จะพิจารณาในการประชุมมากกว่าวาระที่ระบุไว้ข้างต้น ผู้มอบฉันทะสามารถระบุเพิ่มเติมได้ในใบประจำต่อแบบหนังสือมอบฉันทะแบบ ข ตามแนบ
If any additional item on the agenda is to be considered, the proxy may vote on such item in Supplemental Proxy Form B as attached.

## ใบประจำต่อแบบหนังสือมอบฉันทะ แบบ ข.

Supplemental Proxy Form B

การมอบฉันทะในฐานะเป็นผู้ถือหุ้นของ**บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)**

This supplemental proxy is granted by a shareholder of Shin Corporation Public Company Limited.

ในการประชุมสามัญผู้ถือหุ้นประจำปี 2553 ในวันที่ 9 เมษายน 2553 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และ สถานที่อื่นด้วย

For the Annual General Meeting of Shareholders for 2010 to be held on 9 April 2010 at 10 a.m., at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Khwaeng Chatuchak Khet Chatuchak, Bangkok or such other date, time and place if the meeting is rescheduled.

**วาระที่** _______ **เรื่อง** ____________________

Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

**วาระที่** _______ **เรื่อง** ____________________

Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

**วาระที่** _______ **เรื่อง** ____________________

Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

**วาระที่** _______ **เรื่อง** ____________________

Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated below:

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

วาระที่ _______ เรื่อง เลือกตั้งกรรมการ (ต่อ)

Item No. Re: To consider and approve the appointment of directors (if any)

ชื่อกรรมการ

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

ชื่อกรรมการ

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

ชื่อกรรมการ

☐ เห็นด้วย Approve ☐ ไม่เห็นด้วย Disapprove ☐ งดออกเสียง Abstain

ข้าพเจ้าขอรับรองว่า รายการในใบประจำต่อหนังสือมอบฉันทะถูกต้องบริบูรณ์และเป็นความจริงทุกประการ

I/We certify that the statements in this Supplemental Proxy Form are correct, complete and true in all respects.

ลงชื่อ/ Signed ______________________ ผู้มอบฉันทะ/ Grantor

( )

วันที่/ Date ______________________

ลงชื่อ/ Signed ______________________ ผู้รับมอบฉันทะ/ Proxy

( )

วันที่/ Date ______________________

ลงชื่อ/ Signed ______________________ ผู้รับมอบฉันทะ/ Proxy

( )

วันที่/ Date ______________________

ลงชื่อ/ Signed ______________________ ผู้รับมอบฉันทะ/ Proxy

( )

วันที่/ Date ______________________


SHIN
CORPORATION

บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)
Shin Corporation Public Company Limited

# หนังสือมอบฉันทะแบบ ค.

(แบบที่ใช้เฉพาะกรณีผู้ถือหุ้นเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียน (Custodian) ในประเทศไทยเป็นผู้รับฝากและดูแลหุ้น)

# Proxy Form C

(Only foreign shareholders as registered in the registration book who have custodian in Thailand)



ปิดอากรแสตมป์ 20 บาท
Duty Stamp 20 Baht

# หนังสือมอบฉันทะ (แบบ ค.)

ใช้เฉพาะกรณีที่ผู้ถือหุ้นเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียนในประเทศไทยเป็นผู้รับฝากและดูแลหุ้น

## Proxy (Form C)

Only foreign shareholders as registered in the registration book who have custodian in Thailand

เลขทะเบียนผู้ถือหุ้น____________
Shareholder's Registration No.

เขียนที่ ____________
Written at
วันที่ ____ เดือน ________ พ.ศ.____
Date Month Year

(1) ข้าพเจ้า
I/We
อยู่บ้านเลขที่ สัญชาติ
Address nationality
ในฐานะผู้ประกอบธุรกิจเป็นผู้รับฝากและดูแลหุ้น ให้กับ
As a Custodian for
ซึ่งเป็นผู้ถือหุ้นของบริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน) ("บริษัท")
being a shareholder of Shin Corporation Public Company Limited (the "Company")

โดยถือหุ้นจำนวนทั้งสิ้นรวม____________ หุ้น และออกเสียงลงคะแนนได้เท่ากับ ________ เสียง ดังนี้
holding the total amount of shares and have the rights to vote equal to votes as follows

☐ หุ้นสามัญ____________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ________ เสียง
ordinary share shares and have the rights to vote equal to votes

☐ หุ้นบุริมสิทธิ____________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ________ เสียง
preference share shares and have the rights to vote equal to votes

(2) ขอมอบฉันทะให้ (ผู้ถือหุ้นสามารถมอบฉันทะให้กรรมการอิสระของบริษัทได้ โดยมีรายละเอียดกรรมการอิสระของบริษัทปรากฏตามสิ่งที่ส่งมาด้วย)
Hereby appoint (shareholder may grant a proxy to a SHIN Independent Director as detailed in the attachment)

☐ 1. ชื่อ ____________ อายุ ______ ปี อยู่บ้านเลขที่ ____________
Name age years, residing at
ถนน________ ตำบล/แขวง ________ อำเภอ/เขต____________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ________ รหัสไปรษณีย์ ________ หรือ
Province Postal Code Or

☐ 2. ชื่อ ____________ อายุ ______ ปี อยู่บ้านเลขที่ ____________
Name age years, residing at
ถนน________ ตำบล/แขวง ________ อำเภอ/เขต____________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ________ รหัสไปรษณีย์ ________ หรือ
Province Postal Code Or

☐ 3. ชื่อ ____________ อายุ ______ ปี อยู่บ้านเลขที่ ____________
Name age years, residing at
ถนน________ ตำบล/แขวง ________ อำเภอ/เขต____________
Road Tambol/Khwaeng Amphur/Khet
จังหวัด ________ รหัสไปรษณีย์ ________
Province Postal Code

คนใดคนหนึ่งเพียงคนเดียวเป็นผู้แทนของข้าพเจ้าเพื่อเข้าร่วมประชุมและออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมสามัญผู้ถือหุ้นประจำปี 2553 ในวันที่ 9 เมษายน 2553 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และสถานที่อื่นด้วย

Anyone of the above persons as my/our proxy to attend and vote on my/our behalf at the meeting of the Annual General Meeting of Shareholders for the year 2010 on 9 April 2010 at 10 a.m. At the Auditorium, 9th Floor, Shinawatra Tower 3, No. 1010 Viphavadi Rangsit Road, Khwaeng Chatuchak, Khet Chatuchak, Bangkok or such other date, time and place if the meeting is rescheduled.

(3) ข้าพเจ้าขอมอบฉันทะให้ผู้รับมอบฉันทะออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมครั้งนี้ ดังนี้
In this meeting, I/we authorize my/our proxy to vote on my/our behalf as follows:

❑ มอบฉันทะตามจำนวนหุ้นทั้งหมดที่ถือและมีสิทธิออกเสียงลงคะแนนได้
The Proxy may authorize for total holding shares and voting right.

❑ มอบฉันทะบางส่วน คือ
The Proxy may authorize for some of total holding shares as follows:

❑ หุ้นสามัญ________________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ________________ เสียง
ordinary share shares and have the rights to vote equal to votes

❑ หุ้นบุริมสิทธิ________________ หุ้น ออกเสียงลงคะแนนได้เท่ากับ________________ เสียง
preference share shares and have the rights to vote equal to votes

รวมสิทธิออกเสียงลงคะแนนได้ทั้งหมด เสียง
Total voting right votes

(4) ข้าพเจ้าขอมอบฉันทะให้ผู้รับมอบฉันทะออกเสียงลงคะแนนแทนข้าพเจ้าในการประชุมครั้งนี้
In this Meeting, I/we authorize my/our proxy to vote on my/our behalf as follows:

**วาระที่1 เรื่องแจ้งเพื่อทราบ**

Item No. 1 Matters to be informed

❑ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

❑ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

❑ เห็นด้วย__________ เสียง ❑ ไม่เห็นด้วย__________ เสียง ❑ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่ 2 พิจารณารับรองรายงานการประชุมสามัญผู้ถือหุ้นประจำปี 2552 ซึ่งประชุมเมื่อวันที่ 10 เมษายน 2552**

Item No. 2 To consider and adopt the Minutes of the Annual General Meeting of Shareholders for 2009, held on April 10, 2009

❑ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

❑ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

❑ เห็นด้วย__________ เสียง ❑ ไม่เห็นด้วย__________ เสียง ❑ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่ 3 พิจารณารับรองรายงานของคณะกรรมการบริษัทเกี่ยวกับผลการดำเนินงานของบริษัทประจำปี 2552**

Item No. 3 To consider and adopt the Board of Directors' report on the Company's operating results for 2009

❑ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

❑ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

❑ เห็นด้วย__________ เสียง ❑ ไม่เห็นด้วย__________ เสียง ❑ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่ 4 พิจารณาอนุมัติงบดุลและงบกำไรขาดทุน ประจำปี 2552 สิ้นสุดวันที่ 31 ธันวาคม 2552**

Item No. 4 To consider and approve the balance sheets and the income statements for the year ended December 31, 2009

❑ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

❑ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:

❑ เห็นด้วย__________ เสียง ❑ ไม่เห็นด้วย__________ เสียง ❑ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่ 5** **พิจารณาอนุมัติจัดสรรกำไรสุทธิเป็นเงินปันผล**

Item No. 5 To consider and approve the appropriation of the net profit for dividend payments

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated as below:

5.1 **พิจารณาจัดสรรกำไรสุทธิประจำปี 2552 เป็นเงินปันผล**

Appropriation of the net profit for 2009 as the annual dividend

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

5.2 **พิจารณาอนุมัติจัดสรรกำไรสุทธิตั้งแต่วันที่ 1 มกราคม 2553 ถึงวันที่ 8 เมษายน 2553 เป็นเงินปันผลระหว่างกาล**

Appropriation of the net profit for the period January 1 - April 8, 2010 as the interim dividend

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่ 6** **พิจารณาอนุมัติแต่งตั้งผู้สอบบัญชีและกำหนดค่าสอบบัญชีประจำปี 2553**

Item No. 6 To consider and approve the appointment of the Company's external auditors and to fix their remuneration for 2010

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated as below:

6.1 **พิจารณาอนุมัติแต่งตั้งผู้สอบบัญชีของบริษัทประจำปี 2553**

Appointment of the Company's external auditors for 2010

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

6.2 **พิจารณาอนุมัติกำหนดค่าสอบบัญชีประจำปี 2553**

Fixing the remuneration of the Company's external auditors for 2010

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่ 7** **พิจารณาอนุมัติเลือกตั้งกรรมการแทนกรรมการที่พ้นจากตำแหน่งตามวาระประจำปี 2553**

Item No. 7 To consider and approve the appointment of directors to replace those who will retire by rotation in 2010

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated as below:

☐ กรณีการแต่งตั้งกรรมการทั้งชุด

Approve the appcintment of all directors

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

☐ กรณีการแต่งตั้งกรรมการเป็นรายบุคคล ดังนี้

Approve the appointment of certain directors as follows:

1. นายบุน สวอน ฟู
Mr. Boon Swan Foo

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

2. นายอาทิตย์ นันทวิทยา
Mr. Arthid Nanthawithaya

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่ 8** **พิจารณาอนุมัติกำหนดค่าตอบแทนกรรมการประจำปี 2553**

Item No. 8 To consider and approve the remuneration of the Company' s Board of Directors for 2010

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่ 9** **พิจารณาเรื่องอื่น ๆ (ถ้ามี)**

Item No. 9 Others business (if any)

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร

(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.

☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้

(b) I direct my proxy to cast the vote indicated as below:

☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

(5) การลงคะแนนเสียงของผู้รับมอบฉันทะในวาระใดที่ไม่เป็นไปตามที่ระบุไว้ในหนังสือมอบฉันทะนี้ให้ถือว่าการลงคะแนนเสียงนั้นไม่ถูกต้องและไม่ใช่เป็นการลงคะแนนเสียงของข้าพเจ้าในฐานะผู้ถือหุ้น
If the proxy vote for any item on this agenda is not in accordance with this form, it shall be considered invalid.

(6) ในกรณีที่ข้าพเจ้าไม่ได้ระบุความประสงค์ในการออกเสียงลงคะแนนในวาระใดไว้ หรือระบุไว้ไม่ชัดเจน หรือในกรณีที่ที่ประชุมมีการพิจารณาหรือลงมติในเรื่องใดนอกเหนือจากเรื่องที่ระบุไว้ข้างต้น รวมถึงกรณีที่มีการแก้ไขเปลี่ยนแปลงหรือเพิ่มเติมข้อเท็จจริงประการใด ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
If I/we have not specified my/our voting intention for any item on this agenda or not specified my/our voting intention clearly or if the meeting considers any additional matters or proposals not listed on the foregoing mentioned agenda including any amendment or addition, the proxy shall have the right to consider these matters and vote on my/our behalf as he/she may deem appropriate in all respects.

กิจการใดที่ผู้รับมอบฉันทะได้กระทำไปในการประชุม เว้นแต่กรณีที่ผู้รับมอบฉันทะไม่ออกเสียงตามที่ข้าพเจ้าระบุในหนังสือมอบฉันทะให้ถือเสมือนว่าข้าพเจ้าได้กระทำเองทุกประการ

Any act performed by the proxy at the meeting will be deemed to have been performed by myself/ ourselves in all respect unless the proxy does not vote in accordance with the directions I/ we have given on this form.

ลงนาม/Signed______________________________ผู้มอบฉันทะ/Grantor
( )

ลงนาม/Signed______________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed______________________________ผู้รับมอบฉันทะ/Proxy
( )

ลงนาม/Signed______________________________ผู้รับมอบฉันทะ/Proxy
( )

**หมายเหตุ/Remarks**

1. หนังสือมอบฉันทะแบบ ค. นี้ใช้เฉพาะกรณีที่ผู้ถือหุ้นที่ปรากฏชื่อในทะเบียนเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียนในประเทศไทยเป็นผู้รับฝากและดูแลหุ้นให้เท่านั้น
   Only foreign shareholders as registered in the registration book who have custodian in Thailand can use the Proxy Form C.

2. หลักฐานที่ต้องแนบพร้อมกับหนังสือมอบฉันทะ คือ
   Evidences to be enclosed with the proxy form are :
   (1) หนังสือมอบอำนาจจากผู้ถือหุ้นให้คัสโตเดียนเป็นผู้ดำเนินการลงนามในหนังสือมอบฉันทะแทน
   Power of Attorney from shareholder authorizing a custodian to sign the proxy form on behalf of the shareholder.
   (2) หนังสือยืนยันว่าผู้ลงนามในหนังสือมอบฉันทะแทนได้รับอนุญาตประกอบธุรกิจคัสโตเดียน
   Letter of certification to certify that the signer in the proxy form has a permit to act as a custodian

3. ผู้ถือหุ้นที่มอบฉันทะจะต้องมอบฉันทะให้ผู้รับมอบฉันทะเพียงรายเดียวเป็นผู้เข้าประชุมและออกเสียงลงคะแนน ไม่สามารถแบ่งแยกจำนวนหุ้นให้ผู้รับมอบฉันทะหลายคนเพื่อแยกการลงคะแนนเสียงได้
   The shareholder appointing the proxy must authorize only one proxy to attend and vote at the meeting and may not split the number of his or her shares between many proxies in order to split his or her votes.

4. วาระเลือกตั้งกรรมการผู้ถือหุ้นสามารถเลือกตั้งกรรมการทั้งชุดหรือเลือกตั้งกรรมการเป็นรายบุคคลก็ได้
   In the item on the election of directors, the proxy must choose either the election of the candidates as a whole or each candidate individually.

5. ในกรณีที่มีวาระที่จะพิจารณาในการประชุมมากกว่าวาระที่ระบุไว้ข้างต้น ผู้มอบฉันทะสามารถระบุเพิ่มเติมได้ในใบประจำต่อแบบหนังสือมอบฉันทะแบบ ค. ตามแนบ
   If any additional item on the agenda is to be considered, the proxy may vote on such item in Supplemental Proxy Form C as attached.

**ใบประจำต่อแบบหนังสือมอบฉันทะ แบบ ค.**
**ใช้เฉพาะกรณีที่ผู้ถือหุ้นเป็นผู้ลงทุนต่างประเทศและแต่งตั้งให้คัสโตเดียนในประเทศไทยเป็นผู้รับฝากและดูแลหุ้น**

Supplemental Proxy Form C.

Only foreign shareholders as registered in the registration book who have custodian in Thailand

การมอบฉันทะในฐานะเป็นผู้ถือหุ้นของ**บริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)**
This supplemental proxy is granted by a shareholder of Shin Corporation Public Company Limited.

ในการประชุมสามัญผู้ถือหุ้นประจำปี 2553 ในวันที่ 9 เมษายน 2553 เวลา 10.00 น. ณ ห้อง Auditorium อาคารชินวัตรทาวเวอร์ 3 ชั้น 9 เลขที่ 1010 ถนนวิภาวดีรังสิต แขวงจตุจักร เขตจตุจักร กรุงเทพมหานคร หรือที่จะพึงเลื่อนไปในวัน เวลา และ สถานที่อื่นด้วย
For the Annual General Meeting of Shareholders for 2010 to be held on 9 April 2010 at 10 a.m., at the Auditorium, 9th Floor, Shinawatra Tower 3, 1010 Viphavadi Rangsit Road, Khwaeng Chatuchak Khet Chatuchak, Bangkok or such other date, time and place if The meeting is rescheduled.

**วาระที่** _______ **เรื่อง** ____________________________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:
☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่** _______ **เรื่อง** ____________________________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:
☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่** _______ **เรื่อง** ____________________________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:
☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่** _______ **เรื่อง** ____________________________________________
Item No. Re:

☐ (ก) ให้ผู้รับมอบฉันทะมีสิทธิพิจารณาและลงมติแทนข้าพเจ้าได้ทุกประการตามที่เห็นสมควร
(a) To authorize my/our proxy to consider and vote on my/our behalf as appropriate in all respects.
☐ (ข) ให้ผู้รับมอบฉันทะออกเสียงลงคะแนนตามความประสงค์ของข้าพเจ้าดังนี้
(b) I direct my proxy to cast the vote indicated as below:
☐ เห็นด้วย__________ เสียง ☐ ไม่เห็นด้วย__________ เสียง ☐ งดออกเสียง__________ เสียง
Approve votes Disapprove votes Abstain votes

**วาระที่ ______ เรื่อง เลือกตั้งกรรมการ (ต่อ)**

Item No. Re: To consider and approve the appointment of directors (if any)

ชื่อกรรมการ

☐ เห็นด้วย______________ เสียง ☐ ไม่เห็นด้วย______________ เสียง ☐ งดออกเสียง______________ เสียง
Approve votes Disapprove votes Abstain votes

ชื่อกรรมการ

☐ เห็นด้วย______________ เสียง ☐ ไม่เห็นด้วย______________ เสียง ☐ งดออกเสียง______________ เสียง
Approve votes Disapprove votes Abstain votes

ชื่อกรรมการ

☐ เห็นด้วย______________ เสียง ☐ ไม่เห็นด้วย______________ เสียง ☐ งดออกเสียง______________ เสียง
Approve votes Disapprove votes Abstain votes

ข้าพเจ้าขอรับรองว่า รายการในใบประจำต่อหนังสือมอบฉันทะถูกต้องบริบูรณ์และเป็นความจริงทุกประการ
I/We certify that the statements in this Supplemental Proxy Form are correct, complete and true in all respects.

ลงชื่อ/ Signed ______________________________ ผู้มอบฉันทะ/ Grantor
( )
วันที่/ Date ______________________________

ลงชื่อ/ Signed ______________________________ ผู้รับมอบฉันทะ/ Proxy
( )
วันที่/ Date ______________________________

ลงชื่อ/ Signed ______________________________ ผู้รับมอบฉันทะ/ Proxy
( )
วันที่/ Date ______________________________

ลงชื่อ/ Signed ______________________________ ผู้รับมอบฉันทะ/ Proxy
( )
วันที่/ Date ______________________________

**<u>ข้อมูลเพิ่มเติมในหัวข้อปัจจัยเสี่ยงหน้า 87 ในรายงานประจำปี 2552 ของบริษัท ชิน คอร์ปอเรชั่น จำกัด (มหาชน)</u>**

### 1.8 การดำเนินการที่อาจเกิดขึ้นจากหน่วยงานของรัฐอันเนื่องจากคำพิพาษาของศาลฎีกาแผนกคดีอาญาของผู้ดำรงตำแหน่งทางการเมืองในคดียึดทรัพย์ของอดีตนายกรัฐมตรีในวันที่ 26 กุมภาพันธ์ 2553

คำพิพากษาของศาลฎีกาแผนกคดีอาญาของผู้ดำรงตำแหน่งทางการเมืองเมื่อวันที่ 26 กุมภาพันธ์ 2553 มีส่วนที่เกี่ยวข้องกับบริษัทฯ และบริษัทในกลุ่มอยู่บางประการ แต่ในทุกประการนั้นคำพิพากษาก็จำกัดผลอยู่แต่เฉพาะในประเด็นที่ว่าทรัพย์สินบางส่วนของผู้ดำรงตำแหน่งทางการเมืองนั้นเป็นทรัพย์สินที่ได้มาโดยไม่สมควร สืบเนื่องมาจากการปฏิบัติหน้าที่ หรือใช้อำนาจในตำแหน่งหน้าที่เท่านั้น โดยคำพิพากษาของศาลฎีกามิได้มีการวินิจฉัยถึงผลหรือความสมบูรณ์หรือไม่สมบูรณ์ของสิ่งต่าง ๆ ที่ได้เกิดขึ้นหรือได้ดำเนินการไปแล้วนั้น และมิได้มีคำสั่งให้บริษัทฯ หรือบริษัทในกลุ่มหรือหน่วยงานราชการที่เกี่ยวข้องต้องไปดำเนินการใด ๆ

ดังนั้น บริษัทฯ และบริษัทในกลุ่มจึงยังไม่มีเหตุที่จะต้องดำเนินการใดๆ เพราะมิได้มีส่วนเกี่ยวข้องใดๆ ในคดีดังกล่าว และบริษัทฯ เชื่อว่าสิ่งที่บริษัทฯ รวมทั้งบริษัทในกลุ่มได้ดำเนินการไปทั้งหมดก็เป็นไปตามหลักปฏิบัติภายใต้กฎหมายหรือข้อสัญญาที่มีอยู่ด้วยความสุจริต ส่วนหน่วยงานราชการที่เกี่ยวข้องจะดำเนินการในเรื่องนี้ต่อไปอย่างไรหรือไม่นั้น ขณะนี้ยังไม่มีข้อสรุปใดๆ มายังบริษัทฯ แต่ทีมงานกฎหมายของบริษัทฯ ได้ศึกษาเรื่องนี้แล้วและเห็นว่าการดำเนินการใดๆ ต่อไปของผู้ที่เกี่ยวข้องในส่วนที่อาจจะมีผลกระทบต่อบริษัทฯ หรือบริษัทในกลุ่มนั้นจะต้องเป็นไปตามกระบวนการทางกฎหมายและหลักความยุติธรรม มีขั้นมีตอนไม่สามารถดำเนินการใดๆ ไปโดยรวบรัดหรือกระทำโดยพลการแต่เพียงฝ่ายเดียว ซึ่งบริษัทฯ และบริษัทในกลุ่มมีสิทธิโดยชอบตามกฎหมายและสัญญาที่จะพิสูจน์ข้อเท็จจริงและความสุจริตในส่วนของตน อันจะเป็นผลให้เกิดความเป็นธรรมแก่ผู้สุจริตทุกฝ่ายที่เกี่ยวข้อง

---

**<u>Additional information of Risk factor in page 87 of 2009 Annual Report of Shin Corporation Plc</u>**

### 1.8 Actions may be undertaken by the government agencies because of the judgment of the Supreme Court, Criminal Division for Persons Holding Political Positions, rendered on February 26, 2010

The judgment of the Supreme Court, Criminal Division for Persons Holding Political Positions, rendered on February 26, 2010, concerns Shin Corporation Public Company Limited (**"SHIN"**) and its affiliated companies in some aspects. With regard to such aspects, the consequence of the judgment is limited to the holding that some property of the person holding political position was improperly acquired by an abuse of power while being in a political position. The judgment does not contain any ruling or analysis on the result, the validity or invalidity of the actions already taken, nor does it contain any order indicating that SHIN, its affiliated companies or relevant government agencies shall take any actions.

Accordingly, there is no reason for SHIN and its affiliated companies to take any action since SHIN and its affiliated companies are not involved in such case. Moreover, SHIN believes that it and its affiliated companies took all actions in good faith and in accordance with the provisions of the existing agreements. Whether the relevant government agencies will take any action in this regard, no notice of any further action has been given to SHIN. Nevertheless, the legal teams of SHIN have considered the matter and view that if any proceeding concerning SHIN or its affiliated companies is to be initiated by related parties, such proceeding shall be in accordance with the law and justice. No proceeding can be improperly concluded or dictated by a single party. SHIN and its affiliated companies have every right available under the law and agreements to provide the facts to prove its innocence and good faith; and the outcome of this controversy will be fair to all related parties who are acting in good faith.


SHIN
CORPORATION


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2010
WASH, DC
193
SECTION

# CULTIVATING *for* GROWTH



[ *2009* ]

Annual Report
SHIN CORPORATION PLC

## VISION :

# WE ARE THE LEADING VALUE CREATION ASSET MANAGEMENT COMPANY IN TELECOM AND MEDIA

## MISSION :

- To be the leading asset management organization that delivers sustainable growth and long-term value to shareholders by investing and managing in the telecom and media business
- To continually explore new business opportunities in telecom and media
- To continue our Group good corporate governance practice
- To uphold our corporate core values that focus on integrity, teamwork, innovation and people excellence (I-TIE)
- To continue our sustainable corporate social responsibility activities

## HUMAN RESOURCE IS AN IMPORTANT PILLAR FOR CORPORATE GROWTH AND SUCCESS

At Shin Group, we recognize the importance of our staff. Thus, we have instilled a policy and programs that reinforces their development and career-path. Over the years, we have been laying strong foundation in order to enhance and develop staff's talent, integrity, and dedication to the organization. Our staff, in a longer term, will have achieved their highest potential and will be able to deliver their best which would lead to sustainable growth of the Company.

# TABLE *of* CONTENTS

FINANCIAL

# HIGHLIGHTS

SHIN CORPORATION PUBLIC COMPANY LIMITED AND ITS SUBSIDIARIES — Baht Million

| As at 31 December | 2009 | 2008 | 2007 |
|---|---|---|---|
| **OPERATING RESULTS - CONSOLIDATED** | | | |
| Revenues from sales of goods and rendering of services | 8,533 | 8,918 | 10,359 |
| Share of profits of associates | 7,465 | 6,785 | 7,020 |
| Total revenues | 16,568 | 15,876 | 22,829 |
| Gross profit | 1,188 | 1,408 | 2,077 |
| Profit attributable to equity holders of the company | 6,496 | 5,649 | 960 |
| Total assets | 61,540 | 63,259 | 67,267 |
| Total liabilities | 16,358 | 16,694 | 17,545 |
| Total equity attributable to equity holders of the company | 35,970 | 37,069 | 39,872 |
| **FINANCIAL RATIO - CONSOLIDATED** | | | |
| Net profit margin | 39% | 36% | 4% |
| Return on equity | 18% | 15% | 2% |
| Return on assets | 10% | 9% | 1% |
| Debt-to-equity ratio | 0.45 | 0.45 | 0.44 |
| Basic earning per share (Baht) | 2.03 | 1.76 | 0.30 |
| Book value per share (Baht) | 11.24 | 11.58 | 12.47 |
| Dividend per share (Baht) | 2.40 | 2.40 | 0.30 |
| No of share (Million)<br>( at one Baht par value per share ) | 3,201.07 | 3,201.07 | 3,196.85 |

Dividend Policy: The Company dividend policy will be distributed from the Company's performance on cost method to pay dividend not less than 40 percent of profit after tax, unless the Company has other financial needs and the payment materially affect the Company's normal operations.

[ *Fig. 1* ]

TOTAL ASSETS


61,540
63,259
67,267
07
08
09
Baht Million

[ *Fig. 2* ]

TOTAL LIABILITIES


16,358
16,694
17,545
07
08
09
Baht Million

[ *Fig. 3* ]

TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY


35,970
37,069
39,872
07
08
09
Baht Million

[ *1* ]

# A GROWING NETWORK *of* ROOTS


Network Operation
Western Region
Southern Region
Northern Region
Eastern Region

[ *Fig. 1* ]

Shin Corporation PLC (SHIN) is ready to strengthen the group performance
through the expansion in telecom business

Advanced Info Service PLC (AIS) is a mobile phone service provider operating on 900MHz spectrum and has been providing services for more than 20 years. It also operates and provides mobile services on 1800MHz GSM spectrum through its subsidiary called DPC. AIS is a leader in providing state-of-the art technology to its customers with extensive network coverage geographically throughout Thailand. AIS continues to develop new services, e.g. data service, to better serve its customers' needs in addition to voice product. SHIN fully supports AIS in its preparation for the new era of technology.


FORTUNE

[ 2 ]

# THE DEVELOPMENT OF LIFE *from* A BUD


Voice Service
Data Service

[ *Fig. 2* ]

Data service to increase in the future

With growing trend for wireless broadband features and services, more and more customers are now demanding higher data speed access. AIS, over the years, has improved immensely its EDGE network area to serve that needs which also gained strong positive feedback from its customers. In 2009, service revenue from data increased 24% from the previous year; this is mainly due to the users'changing lifestyle. With the availability of faster speed access technology, people are spending more time on internet via mobile phone, especially social networking on-line. Thus, we see the importance in developing a more efficient 3G network which will improve speed of data transmission. This will open a whole new window of opportunities for investment in wireless Internet which will also be the impetus to a foundation for economic and social development in Thailand.


52 Week Summary
30
25
20

[ *3* ]

# EXPANDING THE TERRITORY *through* SEED


South East Asia
Australia /
New Zealand
Indochina
Thailand

[ *Fig. 3* ]

Continuing growth of satellite and international business

For the conventional satellite, Thaicom PLC (THCOM) provide television broadcasting and telecommunications services for both domestic and international market. For IPSTAR, the gateway has been installed in Japan and Indonesia. In addition, we also partnered up with China Telecom for the expansion of rural mobile and fixed networks. At present, IPSTAR commercially deployed in 12 countries. For international business, we still maintain the leadership position in both Laos and Cambodia's mobile market.



[ 4 ]

MULTIPLYING THE GROWTH

*by*

# GRAFTING


Media and
Content Service
Satellite TV
Platform
Telecommunication
Business

[ *Fig. 4* ]

**Expanding to be a satellite TV platform provider**

Apart from mobile and satellite business, SHIN has expanded into satellite TV platform through DTV Service, Co. Ltd. (DTV) which is a subsidiary in satellite business line. As of the end of 2009, there are over 500,000 DTV satellite television dish sets utilization nationwide. The increase in subscriber base and its popularity will be the opportunity for SHIN to once again regain our present in the Media business.


NEXT
STEP
Television

[ 5 ]

THE FRUITS
*for*
# SHARING



Performance
Society


[ *Fig. 5* ]

### Social Responsibility

Shin Corporation supports Thai youths. We would like to inspire them to develop a strong sense and importance of knowledge base, imagination, and creativity together with a good sense of ethics and moral conduct, so that they would become a good and responsible adult with capability to contribute to the better of the society and the long term success of the country. Among the programs and activities that we have created to instill the above attributes are Camp Sanook Kid with Shin Corp, Thai Literature Conservation Contest, and Forestation and Water Source Conservation. These programs have been conducted and on-going for many years now.



## SHIN CORP WITH CORPORATE ROLE AND SOCIAL RESPONSIBILITY

Shin Corporation Public Company Limited is committed to operating and managing business in conformity with laws in order to protect benefits of consumers, investors, trade partners and people, in conjunction with corporate role and social responsibility. Confident in potentials and powers of youths, we always encourage them to express knowledge, ability, imagination and creative idea, sustain ethics and morals, possess voluntary mind in contributing to society and become quality people playing a key role in steering society and country development and progress in the future.

The 9th Camp Sanook Kid with Shin Corp "Sufficient Youths, Sufficient Schools" under "the Philosophy of Sufficiency Economy, an Inspiration to Build Participative Learning," a project driven by small power in society mixing knowledge based experience and participative works of youths who are students from universities nationwide to create the projects abiding by the Sufficiency Economy principle relevant to social terrain, lifestyle and demand of people in society with concrete results and optimal benefits, leading to extended development and network expansion combining as sustainable learning center for schools and communities. The students learned the Philosophy of Sufficiency Economy through hands-on lessons and employ experience to their real life. They were implanted with voluntary mind willing to help and share good things with their schools, communities and societies based on the Philosophy of Sufficiency Economy, "Moderation, Reasonableness, Self - immunity, plus two crucial conditions - Knowledge and Ethics." The project consulting and supporting organization consisted of Office of the Basic Education Commission, Office of the National Economic and Social Development Board, Office of the Royal Development Projects Board. At present, there are 20 pilot schools under the concept "Sufficient Youth, Sufficient School" with over 5,000 participating youths from 1,720 schools countrywide.

The 3rd Thai Literatures Conservation Contest, the drawing contest project on youth-level literature under the concept "Kindness, Sharing and Unity." There were 1,355 drawing works entering the contest this year. Each work portrayed idea and aesthetics of language elaborating in a beautiful drawing. The winners in high school and undergraduate category received Royal Trophy from Her Royal Highness Princess Maha Chakri Sirindhorn. The project is beneficial to youths in terms of promoting reading habit and understanding of Thai language and literature, supporting children in learning, thinking, imagining and defining literature context through drawing





The 9th Camp Sanook Kid with Shin Corp



The 3rd Thai Literatures Conservation Contest

works and transferring correct understanding to the viewers as well as encouraging the youths to realize kindness, sharing and unity which are values disappearing from Thai society today. As part of the project, charity pictures were sold to interested persons. Proceeds were credited to Her Royal Highness Princess Maha Chakri Sirindhorn Foundation in supporting the education for deficient students.

**Forestation and Water Source Conservation (2008-2012)** with the concept "Forest in People's Mind" "Forest is compared to treasure and life bank of human and living things. We can source natural fund to sufficiently develop localities without indebtedness. If everyone loves and takes care of forest, we will earn interest of plants from life bank to nurture and benefit the living of life with happiness. The project taught how to realize the value of the surrounding nature and promoted awareness in appropriate use of nature as well as relieving impacts on environment problems." This is one of the comments from participating youth and villager representatives. In the past year, the Company cooperated with Office of the Royal Development Projects Board, Government Agencies, youths from 54 schools and over 2,000 people in organizing the activities to increase forestry area and rehabilitate the ecosystem by releasing 300,000 aquatic animals back to natural water resources within the areas of Royal Development Study Center including Phupan Royal Development Study Center, Sakon Nakorn, Khao Hin Sorn Royal Development Study Center, Chachoengsao and Kung Krabaen Bay Royal Development Study Center, Chantaburi to pay homage to His Majesty the King and Her Majesty the Queen by applying the Royal initiatives regarding forest and water to real action. The project aims at growing at least 100,000 trees and reproducing over 1,000,000 aquatic animals within 5 years.

**Implanting Voluntary Mind in Employees** The Company opens the opportunity for the employees to participate in social activities throughout the year, such as giving the alms to monks, donating funds to help HIV patients from Wat Phrabatnampu and donating organs and bloods to the Thai Red Cross Society, in proposing Royal Donation for His Majesty the King and Her Majesty the Queen, on the auspicious occasion of His and Her Majesty's Birthday and giving lunch to underprivileged youths from the Paralyze Foundation under the patronage of Her Royal Highness the late Princess Srinagarindra.

Shin Corporation believes in powers and potentials of youths. If opportunity and decent education are granted, voluntary mind will groom them to be good and quality people serving as the major force of society in the future.







Forestation and Water Source Conservation

# MESSAGE *from* CHAIRMAN
OF THE BOARD AND CHIEF EXECNTIVE OFFICE



Dr. Virach Aphimeteetamrong
Chairman of the Board



Somprasong Boonyachai
Chief Executive Officer

## Dear Shareholders

We are delighted to say that our consolidated operational performance in 2009 remains relatively stable in spite of the challenging economic environment of 2009. Our full-year consolidated revenues amounted to Baht 16,568 million. The net profit was Baht 6,496 million, increased 15% from Baht 5,649 million in 2008. For financial ratios, return on equity was 18%, earnings per share was Bt 2.03 and dividend per share was Bt 2.40.

When it comes to group investment policy, we prioritize and take a more conservative approach in selecting projects because we firmly believe in sustained long-term holding. On the other hand, we will not loose sight when timely action is required to rationalize an underperforming asset. We continue to maintain strong balance sheets for future investment readiness. Our dividend policy remains firm that is to pass-through all dividends received from our key wireless subsidiaries Advanced Info Service (AIS) to our shareholders.

Telecom and media are our focus. Thai telecommunications continues to evolve. With the advent of 3G technology on 2.1GHz spectrum, we are about to embark on a new challenge. We have been in telecom, media, and IT businesses for more than 20 years and especially having been in the forefront of mobile development when the industry was first liberalized, SHIN is more prepared than ever and well positioned to undertake the challenge. AIS, our wireless holding and a key player in the wireless provider arena with leading market share in both subscribers and service revenues, is well prepared and financially positioned for the 3G investment. As a group, we look forward to leveraging off our large customer base and vast array of products and services under SHIN's umbrella to further create higher economic value and returns for our shareholders.

The year 2009 was a sporadic year for the Thai economy, resulting in negative GDP growth. For 2010, the Bank of Thailand (BoT) is projecting an upward trend of 3.3% - 5.3% growth. The overall business sentiment is beginning to improve supported

by stronger economic data such as domestic demand, private consumption and private investment, and the manufacturing production index. A favorable economic environment in the coming year would certainly benefit our group businesses, particularly AIS. Moreover, some of our newer projects in the telecom and media related may even get underway.

As of year-end 2009, there are total of 65 millions estimated mobile subscribers. A closer look at user segmentation we see that there is about 12 millions mobile Internet and 3 millions fixed broadband users, still a very low Internet penetration. 3G technology, a more efficient approach to offering higher data speed transmission and mobile Internet services, will potentially drive our new area of growth. Although we are closer to what is promising to be the new chapter of high speed wireless services, we expect to see a minor delay. Once this significant milestone is achieved, it shall pave the way to a wide-range of opportunities for wireless broadband services. To prepare and ensure overall readiness for 3G, AIS has launched 3G on 900MHz to their customers in selected areas.

Our international operations comprise of satellite leasing and mobile services manage by Thaicom PLC (THCOM). IPSTAR, provider of satellite digital broadband with footprint covering Asia-Pacific region, is potentially THCOM next growth driver. It has made additional progress when Japan and Indonesia recently approved up and downlink landing rights. This adds to the list that now comprise of 12 countries in the region. IPSTAR early on customers were mainly Internet service provider (ISP) and government. But customer segment is expanding to telcos, as they are opted for satellite broadband capability for their backhaul to serve specific needs, especially in China and India. It is still early for telcos to substantially increase usage but we are optimistic and see vast opportunities in both of these countries.

Wireless mobile competition in Lao PDR and Cambodia are becoming very competitive. Despite fierce competition, penetration rate in these two countries is still below 35%. In Cambodia, we are maintaining a number 2 position while securing leadership in Lao PDR. We continue to see much potential in those countries and continue to explore and seek wireless investment opportunity in our neighboring countries.

Our commitment to the youth community continues to be our primary focus. We gear our programs and projects based on education and knowledge to enhance youth awareness and skills. Our key programs include "Camp Sanook Kid with Shin Corp," in its 9th year, "Self Sufficient Youth, Self Sufficient Schools" based on His Majesty the King's "Economic Sufficiency Philosophy," and the "Thai Literature Contest" a nationwide painting contest to encourage young people to better their Thai language, develops their interest in literature, and painting skills. The award paintings at the end of the contest are auction-off and all proceeds to be donated to Her Royal Highness Princess Maha Chakri Sirindhorn's Foundation to help the underprivileged students.

We are deeply concerned on the issue of global warming. There are programs and projects undertaken by us as we began our effort back in 2008 with activities like forestation and water source conservation. We follow the initiative of His Majesty the King and Her Majesty the Queen in natural resource conservation which underlining issues related to the protection of our forest and water concerns by raising awareness among all members in community about conserving the environment and maintain balance of nature. Throughout 2010, we plan to carry-out numerous activities in various region of Thailand.

We would like to thank and express our sincere appreciation to our shareholders, financial institutions, business partners, and all of our staff for your kind support over the year. We would like to assure you that we are truly committed to upholding good corporate governance practices, fair treatment, transparency, and a system of check and balance. Our business practices are conducted in accordance and compliance with related laws and regulations. We aim to deliver the highest quality of services to our customers and institutional and minority shareholders. From the management team with extensive and proven expertise in the telecom and media businesses, our commitment is to deliver sustainable growth for the benefit of all our stakeholders.

# AUDIT COMMITTEE REPORT FOR 2009

## TO THE SHAREHOLDERS OF SHIN CORPORATION PLC

The Audit Committee ("the Committee") of Shin Corporation Plc ("the Company") consists of three independent directors who meet all the requirements of independence, experience and qualifications set by the Capital Market Supervisory Board and the Company. The Committee is chaired by Mr. Somchai Supphatada while the other members are Mr. Vithit Leenutapong and Mr.Chalaluck Bunnag. The secretary to the Committee is Mr.Wichai Kittiwitayakul, who also serves as the head of internal audit department.

The Committee has performed all its duties as set forth in the Audit Committee Charter approved by the Board of Directors ("the Board"). This charter can be viewed on the website www.shincorp.com. The Committee met six times during 2009 and the attendance is shown in the table below.

| | Number of meetings eligible to attend | Number of meetings attended |
|---|---|---|
| Mr. Somchai Supphatada | 6 | 6 |
| Mr. Vithit Leenutapong | 6 | 6 |
| Mr.Chalaluck Bunnag | 6 | 6 |

In addition to the above members, the Committee invited the external auditors (KPMG Phoomchai Audit Ltd.), the Company's President, the head of internal audit and the management to attend each meeting to enable the Committee to discharge its duties.

The Committee reported on its performance to the Board on a quarterly basis and made recommendations for necessary actions to be taken by the Company.

The Committee's significant activities are summarized below.

- *Financial Statements:* The Committee reviewed the Company's quarterly, annual, and consolidated financial statements for the year 2009 as well as its internal control over financial reporting. The management has the primary responsibility for the preparation of financial statements and internal control over financial reporting, while the external auditors are responsible for expressing an opinion on the financial statements. A private meeting was also held with the external auditors without the presence of the Company's management to consider the internal control system and the accuracy and reliability of the Company's financial statements.

  Based on this review, the Committee believes that the Company's financial reports have been presented fairly in all material respects, and have provided adequate disclosure that conforms with generally accepted accounting principles.

- *Connected Transactions:* The Committee considered and reviewed the disclosure of connected transactions and transactions that might have led to a conflict of interest. The Committee concluded that the disclosure was adequate, correct and in compliance with related laws and the regulations of the Capital Market Supervisory Board.

- *External Auditor:* The Committee considered the external auditors' performance in the past year including their knowledge, expertise and independence, and consequently recommended that the Board propose the reappointment of external auditors from KPMG Phoomchai Audit Ltd. as the Company's external auditors for 2010 at the annual general meeting of shareholders, and fix the audit fees at no more than 2.19 million baht.

- *International Financial Reporting Standards ("IFRS"):* The Committee reviewed the progress made on the SHIN Group IFRS project in order to prepare for the transition from the current Thai Accounting Standards to IFRS. The Company, a Thai listed company, will be required to adopt the IFRS by 2011. The Committee was satisfied with the progress made on the IFRS project.

- *Risk Management and Internal Control:* The Committee reviewed the risk management process and the progress and status of the risk management plan as proposed by the Company's Risk Management Committee. In addition, the Committee reviewed and evaluated the Company's internal

control system, which consists of management control, financial control and compliance control, based on guidelines from the Securities and Exchange Commission.

Based on this review, the Committee concluded that the Company's risk management and systems of internal control were adequate and functioning effectively.

- *Internal Audit:* The Committee reviewed and approved the risk-based annual plan of the Internal Audit Department along with the quarterly internal audit results and the progress of the audit plan. In addition, the Committee reviewed the Internal Audit Department's independence, annual budget and manpower, and evaluated the performance of the Head of Internal Audit.

  Based on this review, the Committee believes that the Company's system of internal auditing is adequate and effective.

- *Regulatory Compliance:* The Committee conducted a review to ensure that the Company is in compliance with the law on securities and exchange, the Stock Exchange of Thailand's regulations and the laws relating to the Company's business operations by assigning the Internal Audit Department to perform the compliance audit, and the Compliance Department and Legal Department to summarize the compliance status report and update the Committee on any major changes in the related laws and regulations.

  Based on this review, the Committee concluded that the Company had complied with related laws and regulations without material flaw.

- *Corporate Governance:* The Committee reviewed and amended the Company's corporate governance policy and code of conduct to ensure they were aligned with international standards and suitable for the current business environment. As for the Ethics Hotline, no misconduct, fraud or violations of the Company's regulations were reported or complaints received during 2009.

- *Directors' and Executives' Interests:* The Committee reviewed and endorsed the Company's rules and procedures for reporting of directors' and executives' interests in Shin Corporation and its affiliated companies in order to comply with *The Securities and Exchange Act (Revision 4), B.E. 2551.*

- *Audit Committee Self-assessment:* The Committee conducted a self-assessment to review and evaluate its performance by benchmarking it with the Audit Committee Charter and Good Practices. The Committee's performance was found to be effective and had followed the terms of reference in the charter.

- *Other Matters:* During 2009 the Committee regularly invited members of the management to exchange their views and opinions, share their expertise and provide updates on the regulations relevant to the Company's business operations. This enabled the Committee to perform its duties effectively, and keep abreast of current affairs and changes that had occurred.

In conclusion, the Committee was of the opinion that during the fiscal year 2009, the Company's financial statements were prepared and adequately disclosed in accordance with generally accepted accounting principles. The Company has established effective risk management and internal control systems, and practiced good corporate governance throughout the year.



**SOMCHAI SUPPHATADA**
Chairman of the Audit Committee
February 12, 2010

# INVESTMENT STRUCTURE *of* SHIN GROUP



SHIN CORPORATION PLC 1), 2)
ADVANCED INFO SERVICE PLC 2)
42.61%
Digital Phone Co., Ltd.
98.55%
Advanced Datanetwork Communications Co., Ltd.
51.00%
Wireless Device Supply Co., Ltd.
99.99%
Advanced Contact Center Co., Ltd.
99.99%
Advanced MPAY Co., Ltd.
99.99%
Advanced Magic Card Co., Ltd.
99.99%
AIN GlobalComm Co., Ltd.
99.99%
Super Broadband Network Co., Ltd.
99.99%
Advanced Wireless Network Co., Ltd.
99.99%
Mobile Broadband Business Co., Ltd.
99.99%
Advanced Mobile Broadband Co., Ltd.
99.99%
i Zone Co., Ltd.
99.97%
Fax Lite Co., Ltd.
99.97%
Mobile from Advance Co., Ltd.
99.99%
THAICOM PLC 2)
41.14%
DTV Service Co., Ltd.
99.99%
CS LOXINFO PLC 2)
39.12%
Teleinfo Media Plc
99.99%
AD Venture Plc 1)
99.99%
Shineedotcom Co., Ltd.
99.99%
Hunsa Dot Com Co., Ltd.
99.99%
Sodamag Corp Co., Ltd. 3)
99.99%
Watta Classifieds Co., Ltd.
60.00%
N.T.U. (Thailand) Ltd.
88.52%

( As of January 8, 2010 )


ITV PLC [2)]
52.92%
Artware Media Co., Ltd.
99.99%
Matchbox Co., Ltd.
99.96%
I.T. Applications and Services Co., Ltd.
99.99%
Shenington Investments Pte Ltd. [1)]
51.00%
Mfone Co., Ltd.
100%
Lao Telecommunications Co., Ltd.
49.00%
IPSTAR Co., Ltd.
99.68%
IPSTAR Australia Pty Ltd.
100%
IPSTAR New Zealand Ltd.
100%
Star Nucleus Co., Ltd.
70.00%
Spacecode LLC
70.00%
IPSTAR International Pte Ltd.
100%
IPSTAR Global Services Ltd.
100%
Cambodian DTV Network Ltd.
100%

1) Holding Company

2) Listed Company on the Stock Exchange of Thailand

3) On process of liquidation

# BOARD *of* DIRECTORS



Dr. Virach Aphimeteetamrong



Mr. Somchai Supphatada



Mr. Vithit Leenutapong



Mr. Chalaluck Bunnag



Mr. Boon Swan Foo



Mr. Arthid Nanthawithaya



Mr. Somprasong Boonyachai



Mr. Arak Chonlatanon

# EXECUTIVE COMMITTEE


Mr. Somprasong Boonyachai


Mr. Arak Chonlatanon


Mr. Vikrom Sriprataks


Mrs. Suwimol Kaewkoon


Ms. Nidchanun Santhavesuk*

# MANAGEMENT TEAM


Ms. Nidchanun Santhavesuk*


Mr. Anek Pana-apichon


Mr. Wichai Kittiwittayakul


Mr. Kim Siritaweechai

* Resigned on March 1, 2010

# THE DETAILS OF DIRECTORS *and* MANAGEMENT TEAM

## DR. VIRACH APHIMETEETAMRONG AGE 66

| | |
|---|---|
| Title | Independent Director and Chairman of the Board of Directors |
| Shareholding[1] | None |
| Relationship with Management | None |
| Highest Education | Ph.D. Finance, University of Illinois, USA |
| Governance Training of IOD | DAP: Directors Accreditation Program Class 2/2003 |
| Experience | |
| 2007 - Present | Chairman of the Board of Directors, Shin Corporation PLC |
| | Member of the Audit Committee, Thai Ago Energy Co., Ltd. |
| 2004 - Present | Independent Director and Chairman of the Audit Committee, California Wow Xperience PLC |
| | Independent Director and Chairman of the Audit Committee, Bangkok Chain Hospital PLC |
| | Independent Director and Chairman of the Audit Committee, Asia Plus Securities PLC |
| 2003 - Present | Director, TRIS Corporation Co., Ltd. |
| | Director, TRIS Rating Co., Ltd. |
| 2001 - Present | Independent Director, Shin Corporation PLC |
| 1995 - Present | Independent Director and Member of the Audit Committee, Metro Systems Corporation PLC |
| 1993 - Present | Director, Supalai PLC |
| 1988 - Present | Chairman, Dr. Virach and Associates Public Accounting Firm |
| 2007 - 2009 | Chairman of the Audit Committee, AIG Retail Bank PLC |
| 2006 - 2007 | Chairman of the Audit Committee, Shin Corporation PLC |
| 2001 - 2006 | Member of the Audit Committee, Shin Corporation PLC |
| Illegal Record in the past 10 years | None |

## MR. SOMCHAI SUPPHATADA AGE 50

| | |
|---|---|
| Title | Independent Director and Chairman of the Audit Committee |
| Shareholding[1] | None |
| Relationship with Management | None |
| Highest Education | Master Degree in Professional Accounting, University of Texas at Austin, USA |
| Governance Training of IOD | DCP: Directors Certification Program Class 100/2008 |
| | DAP: Directors Accreditation Program Class 56/2006 |
| Experience | |
| Present | Independent Director and Chairman of the Audit Committee, Shin Corporation PLC |
| | Asst. Prof., Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University |

| | |
|---|---|
| | Associate Dean - Finance and Planning, Faculty of Commerce and Accountancy, Thammasat University |
| | Member of Accounting Standards Setting Committee, South-East Asia University and Huachiew Chalermprakiet University |
| 2006 - 2007 | Member of the Audit Committee, Shin Corporation PLC |
| 2000 - 2002 | Chairperson, Department of Accounting, Faculty of Commerce and Accountancy, Thammasat University |
| Illegal Record in the past 10 years | None |

## MR. VITHIT LEENUTAPONG AGE 54

| | |
|---|---|
| Title | Independent Director, Member of the Audit Committee, Member of the Nomination and Governance Committee, Member of the Leadership Development and Compensation Committee and Member of the Strategic and Organizational Review Committee |
| Shareholding[1] | None |
| Relationship with Management | None |
| Highest Education | Master Degree in Business Administration, University of Southern California, USA |
| Governance Training of IOD | SFE : Successful Formulation & Execution of Strategy Class 3/2009 |
| | RCC: Role of the Compensation Committee Class 7/2008 |
| | ACP: Audit Committee Program Class 5/2005 |
| | DCP: Directors Certification Program Class 16/2002 |
| Experience | |
| 2008 - Present | Director, German - Thai Chamber of Commerce |
| 2005 - Present | President, Thai Yarnyon Co., Ltd. |
| | Director, Saha Thai Steel Pipe PLC |
| | Director, The Queen's Gallery |
| | Director, The Bangkok Bank Foundation |
| 2001 - Present | Independent Director and Member of the Audit Committee, Shin Corporation PLC |
| 2005 - 2009 | Director, Yontrakit Volkswagen Marketing Co., Ltd. |
| | Vice Chairman, Yontrakit Group |
| 1999 - 2009 | Director, Worldclass Rent a Car Co., Ltd. |
| 2002 - 2007 | Director, German - Thai Chamber of Commerce |
| 2005 - 2006 | Chairman of the Board of Directors, The Government Pharmaceutical Organization |
| 2002 - 2004 | Management Board, Airports of Thailand PLC |
| Illegal Record in the past 10 years | None |

## MR. CHALALUCK BUNNAG AGE 62

| | | |
|---|---|---|
| Title | | Independent Director and Member of the Audit Committee |
| Shareholding[1] | | None |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Industrial Administration, Carnegie-Mellon University, USA<br>Master Degree in Civil Engineering, Oklahoma State University, USA |
| Governance Training of IOD | | DAP: Directors Accreditation Program Class 5/2003 |
| Experience | 2007 - Present | Independent Director and Member of the Audit Committee, Shin Corporation PLC |
| | 2005 - Present | Advisor, The Siam Cement PLC<br>Advisor, Siam Yamato Steel Co., Ltd.<br>Advisor, CPB Equity Co., Ltd.<br>Chairman of the Board of Directors, Siam Lemmerz Co., Ltd.<br>Director, Siam Aisin Co., Ltd.<br>Director, Michelin Siam Group Co., Ltd.<br>Director, Thai Tokai Carbon Product Co., Ltd. |
| | 2002 - 2005 | Chairman of the Board of Directors, Siam AT Industry Co., Ltd.<br>Chairman of the Board of Directors, The Nawaloha Industry Co., Ltd.<br>Chairman of the Board of Directors, The Siam Nawaloha - Foundry Co., Ltd.<br>Chairman of the Board of Directors, Thai Engineering - Products Co., Ltd.<br>Chairman of the Board of Directors, Siam Asahi Glass Co., Ltd.<br>Chairman of the Board of Directors, Siam Furukawa Co., Ltd.<br>Chairman of the Board of Directors, The Siam Kubota - Industrial Co., Ltd.<br>Chairman of the Board of Directors, Siam Toyota - Manufacturing Co., Ltd.<br>Director, The Siam United Steel (1995) Co., Ltd.<br>Director, Toyota Motor Thailand Co., Ltd.<br>Director, Millennium Steel PLC<br>Director, Pheonix Pulp & Paper PLC<br>President, Cementhai Holding Co., Ltd. |
| Illegal Record in the past 10 years | | None |

## MR. BOON SWAN FOO — AGE 54

| | | |
|---|---|---|
| Title | | Director, Chairman of the Nomination and Governance Committee, Chairman of the Leadership Development and Compensation Committee, Chairman of the Strategic and Organizational Review Committee and Authorized Director |
| Shareholding[1)] | | None |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Business Administration, NUS |
| Governance Training of IOD | | - |
| Experience | 2009 - Present | Chairman of the Board, Global Invesments Ltd. |
| | | Director, Singbridge International Singapore Pte Ltd. |
| | 2007 - Present | Director, Shin Corporation PLC |
| | | Director, Cypress Holdings Ltd. |
| | | Director, Aspen Holdings Ltd. |
| | | Advisor, ST Asset Management |
| | 2007 - Present | Advisor, Singapore Technologies Engineering Ltd. |
| | 2007 - 2009 | Chairman of the Board of Directors, Nothacker Pte Ltd. |
| | | Director, Motorola Inc |
| | 2006 - 2009 | Director, Singapore Utilities International Pte Ltd. |
| | 2005 - 2009 | Deputy Chairman, Singapore Computer Systems Ltd. |
| | 2004 - 2009 | Director, Keppel Amfels Inc |
| | | Director, BMRC, Singapore's Agency for Science, Technology and Research (A*STAR) |
| | | Director, SERC, Singapore's Agency for Science, Technology and Research (A*STAR) |
| | 2002 - 2009 | Member of Commercialization Advisory Board, Imperial College (UK) |
| | 2001 - 2009 | Director, Info-Communications Development Authority of Singapore (IDA) |
| | | Executive Chairman, Exploit Technologies Pte Ltd. |
| Illegal Record in the past 10 years | | None |

## MR. ARTHID NANTHAWITHAYA — AGE 42

| | | |
|---|---|---|
| Title | | Director, Member of the Nomination and Governance Committee and Member of the Strategic and Organizational Review Committee |
| Shareholding[1)] | | None |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Business Administration, Sasin Graduate Institute of Business Administration of Chulalongkorn University |
| Governance Training of IOD | | DAP: Directors Accreditation Program Class 81/2009 |
| Experience | 2008 - Present | Senior Executive Vice President, Siam Commercial Bank |
| | 2000 - 2008 | Regional Head Capital Markets, Standard Chartered Bank (Thai) Public Company Limited |
| | 1998 - 1999 | Hedge Fund Manager Cargill Financial Service, Thailand |
| Illegal Record in the past 10 years | | None |

## MR. SOMPRASONG BOONYACHAI AGE 54

| | | |
|---|---|---|
| Title | | Director, Chairman of the Group Executive Committee, Member of the Nomination and Governance Committee, Member of the Leadership Development and Compensation Committee, Member of the Strategic and Organizational Review Committee and Authorized Director |
| Shareholding[1] | | 0.0000003% |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Engineering, Asian Institute of Technology (AIT) |
| Governance Training of IOD | | RCP : Role of the Chairman Program Class 21/2009 |
| | | DCP: Directors Certification Program Class 65/2005 |
| | | DAP: Directors Accreditation Program Class 30/2004 |
| Experience | 2009 - Present | Chairman of Executive Committee, Thaicom PLC |
| | 2008 - Present | Chairman of the Group Executive Committee, Shin Corporation PLC |
| | | Vice Chairman of the Board of Director, Advanced Info Service PLC |
| | 2007 - Present | Director, Shin Corporation PLC |
| | 2006 - Present | Director, Thaicom PLC |
| | 2004 - Present | Director, Praram 9 Hospital Co., Ltd. |
| | 1997 - Present | Independent Director, Power Line Engineering PLC |
| | 2004 - 2007 | Member of the Executive Committee, CS Loxlnfo PLC |
| | | Director and Member of the Executive Committee, ITV PLC |
| | 2000 - 2008 | Member of the Executive Committee, Shin Satellite PLC |
| | 1999 - 2008 | Chairman of the Executive Committee, Advanced Info Service PLC |
| | 1994 - 2008 | Director, Advanced Info Service PLC |
| Illegal Record in the past 10 years | | None |

## MR. ARAK CHONLATANON AGE 59

| | | |
|---|---|---|
| Title | | Director, Member of the Executive Committee, Member of the Strategic and Organizational Review Committee, Chairman of the Executive Committee - Media & New Business and Authorized Director |
| Shareholding[1] | | None |
| Relationship with Management | | None |
| Highest Education | | Bachelor Degree in Electronic Engineering, Chulalongkorn University |
| Governance Training of IOD | | DCP: Directors Certification Program Class 106/2008 |
| Experience | 2009 - Present | Member of the Executive Committee, Advanced Info Service PLC |
| | | Director, Member of the Executive Committee and Chief Executive Officer, Thaicom PLC |
| | | Director, Chairman of Executive Committee, CS Loxinfo PLC |
| | 2007 - Present | Director, Shin Corporation PLC |
| | | Chairman of the Executive Committee-Media & New Business, Shin Corporation PLC |

| | |
|---|---|
| 1998 - Present | Member of the Executive Committee, Shin Corporation PLC |
| 2000 - 2007 | Chairman of the Executive Committee - E-Business and Others, Shin Corporation PLC |
| 2001 - 2006 | Director, Shin Corporation PLC |
| Illegal Record in the past 10 years | None |

### MR. VIKROM SRIPRATAKS AGE 57

| | | |
|---|---|---|
| Title | | Member of the Executive Committee and Member of the Strategic and Organizational Review Committee |
| Shareholding[1)] | | None |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Business Administration, Thammasat University |
| Governance Training of IOD | | DCP: Directors Certification Program Class 104/2008 |
| Experience | 2009 - Present | Vice Chairman of the Executive Committee, Advanced Info Service PLC |
| | 2007 - Present | Member of the Executive Committee, Shin Corporation PLC<br>Director , Advanced Info Service PLC |
| | 2007 - 2009 | Chief Executive Officer, Advanced Info Service PLC |
| | 2002 - 2009 | Chief Technology Officer, Advanced Info Service PLC |
| | 2000 - 2007 | President, Digital Phone Co., Ltd. |
| Illegal Record in the past 10 years | | None |

### MRS. SUWIMOL KAEWKOON AGE 54

| | | |
|---|---|---|
| Title | | Member of the Executive Committee |
| Shareholding[1)] | | None |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Business Management, Asian Institute of Management, Philippines |
| Governance Training of IOD | | DCP: Directors Certification Program Class 102/2008 |
| Experience | 2007 - Present | Member of the Executive Committee, Shin Corporation PLC<br>Chief Customer Officer, Advanced Info Service PLC |
| | 2007 - 2008 | Director, Payment Solution Co., Ltd. |
| | 2006 - 2007 | Managing Director, Capital Ok Co., Ltd. |
| | 2002 - 2006 | Chief Customer Champion & Terminal Business Officer, Advanced Info Service PLC |
| | 1995 - 2002 | Managing Director, Advanced Wireless Marketing Co., Ltd. |
| Illegal Record in the past 10 years | | None |

## MS. NIDCHANUN SANTHAVESUK AGE 44

| | | |
|---|---|---|
| Title | | Member of the Executive Committee and President |
| Shareholding[1)] | | 0.0029% |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Business Administration, Thammasat University |
| Governance Training of IOD | | DCP: Directors Certification Program Class 105/2008 |
| | | DAP: Directors Accreditation Program Class 66/2007 |
| Experience | 2007 - Feb 2010 | Member of the Executive Committee and President, Shin Corporation PLC |
| | | Director and Member of the Executive Committee, Thaicom PLC |
| | | Member of the Executive Committee, Advanced Info Service PLC |
| | 2007 - 2008 | Director, Advanced Info Service PLC |
| | 2003 - 2007 | Vice President of Portfolio Management Department, Shin Corporation PLC |
| | 2000 - 2003 | Assistant Vice President of Portfolio Management Department, Shin Corporation PLC |
| Illegal Record in the past 10 years | | None |

## MR. ANEK PANA-APICHON AGE 44

| | | |
|---|---|---|
| Title | | Vice President - Finance & Accounting |
| Shareholding[1)] | | 0.00046% |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Business Administration, Chulalongkorn |
| University | | |
| Governance Training of IOD | | DCP: Directors Certification Program Class 111/2008 |
| Experience | 2004 - Present | Vice President - Finance & Accounting, Shin Corporation PLC |
| | 2003 - 2004 | Comptroller, Shin Corporation PLC |
| | 2000 - 2002 | Assistant Vice President - Accounting, Shin Corporation PLC |
| | 1992 - 1999 | Finance & Accounting Director, Shinawatra Directories Co., Ltd. |
| Illegal Record in the past 10 years | | None |

## MR. WICHAI KITTIWITTAYAKUL AGE 48

| | | |
|---|---|---|
| Title | | Company Secretary and Vice President - Internal Audit and Risk Management |
| Shareholding[1)] | | 0.00018% |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Accounting, Thammasat University |
| Governance Training of IOD | | DCP: Directors Certification Program Class 104/2008 |
| | | Company Secretary Program - 2005 |
| | | Board & CEO Assessment Program - 2003 |
| | | Effective Audit Committee Program - 2002 |
| | | Board Practices Program - 2002 |
| | | Board Composition and Relations Program - 2002 |
| | | Board Policy Program - 2002 |

| | | |
|---|---|---|
| Experience | 2008 - Present | Company Secretary, Shin Corporation PLC |
| | 2004 - Present | Vice President - Internal Audit & Risk Management, Shin Corporation PLC |
| | 2007 - 2009 | Chairman of the Board, The Institute of Internal Auditors Thailand (IIA) |
| | 2003 - 2008 | Secretary to the Board of Directors, Shin Corporation PLC |
| | 2002 - 2004 | Assistant Vice President - Internal Audit and Risk Management, Shin Corporation PLC |
| | 2000 - 2002 | Assistant Vice President - Internal Audit, Shin Corporation PLC |
| Illegal Record in the past 10 years | | None |

**MR. KIM SIRITAWEECHAI** **AGE 41**



| | | |
|---|---|---|
| Title | | Vice President - Portfolio Management |
| Shareholding[1] | | 0.00061% |
| Relationship with Management | | None |
| Highest Education | | Master Degree in Business Administration, Thammasat University |
| Governance Training of IOD | | DCP: Directors Certification Program Class 116/2009 |
| Experience | 2008 - Present | Vice President-Portfolio Management,Shin Corporation PLC |
| | 2007 - 2008 | Assistant Vice President-Portfolio Management, Shin Corporation PLC |
| | 2004 - 2007 | Assistant Vice President-New Business, Shin Corporation PLC |
| | 2003 - 2004 | Senior-Finance Analyst, Shin Corporation PLC |
| Illegal Record in the past 10 years | | None |

Remark: 1) As at December 31, 2009, the number of ordinary shares includes holding by spouse and children age under 20

# Pre – 2009 Milestones

| | |
|---|---|
| 1983 | • Shinawatra Computer Service and Investment Company Limited was established to supply and lease mini and mainframe computers (the company's name was changed to Shinawatra Computer Company Limited in 1984, and then Shin Corporation Public Company Limited in 1999, SHIN). |
| 1990 | • Shinawatra Computer Company Limited was listed on the Stock Exchange of Thailand (SET). |
| | • Advanced Info Service Company Limited (AIS) was permitted by the Telephone Organization of Thailand (currently TOT Public Company Limited - TOT) to provide mobile telephone services on the 900 MHz band exclusively under the BTO (build-transfer-operate) concept. In 1996, the operating period was extended to 25 years, ending in 2015. |
| 1991 | • Shinawatra Satellite Company Limited was permitted by the Ministry of Transport and Communications to operate Thailand's first commercial satellite for 30 years, with 8 years of exclusivity. |
| | • Advanced Info Service Company Limited was listed on the SET and changed to a Public Company Limited in 1992. |
| 1993 | • Thaicom 1 satellite was successfully launched into orbit. |
| | • Shinawatra Satellite Company Limited was changed to Public Company Limited |
| 1994 | • Shinawatra Satellite Public Company Limited was listed on the SET and then its name was changed to Shin Satellite Public Company Limited (SATTEL) in 1999. |
| | • Thaicom 2 satellite was successfully launched into orbit. |
| 1997 | • Thaicom 3 satellite was successfully launched into orbit. |
| 1999 | • Singapore Telecom International Private Limited (STI) became a shareholder in Advanced Info Service, diluting SHIN's stake to 42%. |
| 2000 | • SHIN bought 45.59% stakes in Digital Phone Company Limited (DPC), an operator providing mobile telephone services on the 1800 MHz band, from Samart Corporation Public Company Limited. After a capital increase, SHIN's stakes in DPC increased to 47.55%. |
| | • SHIN invested in ITV, taking 39% stakes via a capital increase. |
| 2001 | • The wireless business was restructured, with DPC moved to directly under AIS, whose stake rose to 98.17% after acquiring DPC from TMI Mauritius Limited. |
| | • SHIN and AIS changed par value from Baht 10 per share to Baht 1 per share. |
| | • SHIN became ITV's major shareholder with 77.48% stake via purchasing shares from Siam Commercial Bank and a tender offer. |
| 2002 | • ITV was listed on the SET, issuing new ordinary shares for an Initial Public Offering (IPO) that included some shares held by SHIN. As a result, SHIN's stakes in ITV diluted to 55.53% |
| 2003 | • SHIN and AirAsia Sdn Bhd established Thai AirAsia Company Limited (TAA), holding 50% and 49%, respectively, to operate a budget airline. SHIN also set up Capital OK Company Limited with DBS Bank, Singapore, with 60% and 40% stakes, respectively, to operate a consumer finance business. These two businesses started operations in 2004. |
| 2004 | • CS LoxInfo Public Company Limited (CSL) purchased a 38.25% stake in Teleinfo Media Company Limited (TMC) from SHIN and 25% from Singtel Interactive Pte. Ltd., which made CSL to be the major shareholder in TMC with 63.25% stakes. This allowed CSL to enhance revenue by using the strengths lying in TMC's information system. |
| | • CSL was listed on the SET through an IPO. |

2005
- SATTEL increased capital by issuing 208 million new ordinary shares at Baht 15.30 each, placed with institutional and individual investors, bringing in Baht 3.18 billion. This diluted SHIN's holding in SATTEL to 41.34%.
- Thaicom 4 (IPSTAR) satellite, the first broadband satellite in Asia Pacific, was successfully launched into orbit. IPSTAR commenced with services for TOT, which is the national service operator for IPSTAR in Thailand.
- ITV (holding 60%), CA Mobile Ltd. (25%) and Mitsui & Co., Ltd. (15%) established Media Connex Company Limited to operate mobile content business. In 2006, the holding proportion was changed to ITV 60% and Mitsui 40%.
- TMC became a wholly owned subsidiary of CSL after CSL purchased the remaining 36.75% in TMC from TOT.

2006
- Thaicom 5 satellite was successfully launched into orbit and Thaicom 3 satellite was taken out of its orbit, as it had experienced an extensive power loss that made it incapable of providing further service.
- SHIN's holding in OK increased to 99.99% after SHIN acquired OK shares held by DBS Bank.
- SHIN sold its entire stakes in TAA to Asia Aviation Company Limited (AA), in which SHIN holds 49%. This diluted SHIN's holding in TAA to 24.50%.
- CSL acquired AD Venture Company Limited (ADV) from SHIN and Mitsubishi group. ADV was a shareholder of Shineedotcom Company Limited, which operates mobile content business as well as portal web, hunsa.com.

2007
- On March 6, 2007, the cabinet resolved to cease ITV's broadcasting. The Prime Minister's Office (PMO) sent the notice dated March 7, 2007 to revoke the operating agreement of ITV on the ground that ITV did not pay the shortfall fees including interest and fine. The PMO also ordered ITV to transfer back the assets under BTO concept of the operating agreement. Hence, ITV had to cease the operation of the UHF system television station. However, ITV further proceeds in litigation and files the claim against the PMO according to the dispute settlement process asking for compensation in the form of money damages to be payable to ITV. During this time, the cases are under the dispute settlement process at the Arbitration Institute.
- SHIN bought Payment Solution Co., Ltd. (PS) from OK
- SHIN sold its entire stake in OK to ACAP Advisory Plc. and ORIX Corporation.
- SHIN sold its entire stake in AA (49%), to TAA's top management
- SATTEL sold 49% stake in Shenington Investment Pte Ltd. (SHEN) to Asia Moblie Holdings Pte Ltd., diluting SATTEL's holding in SHEN to 51%.

2008
- SHIN sold all PS shares.
- AIS bought shares of Advanced Mpay Co., Ltd. (MPAY) held by NTT DoCoMo Co., Ltd. , resulting to AIS' stake in MPAY increased to 99.99%.
- AIS sold Advanced Data Network Communications Co., Ltd. (ADC) shares, representing 51% stakes to DPC, a subsidiary with 98.55% owned by AIS, in order to restructure the group organization to create a synergy of voice and data communication via mobile and internet network.
- SATTEL changed the company's name to "Thaicom Public Company Limited" (THCOM).
- CSL decreased its capital by reducing par value from Baht 1.00 to Baht 0.25.

## 2009 Milestones

2009
- Cambodia Shinawatra Company Limited (CamShin) renamed into "Mfone Company Limited" (Mfone).
- THCOM had inaugurated its IPSTAR gateway to provide broadband satellite service in Japan and Indonesia. There are fifteen IPSTAR gateway in operation in 2009.
- Mr. Arak Chonlatanon was appointed to be Chief Executive Officer (CEO) of THCOM.
- THAICOM 1A has reached its end of life and all customers have been transferred to THAICOM 2 and THAICOM 5. THAICOM 1A was deorbited in January 2010.

# GENERAL INFORMATION OF THE COMPANY, SUBSIDIARIES *and* ASSOCIATED COMPANIES

## GENERAL INFORMATION OF THE COMPANY

### SHIN CORPORATION PUBLIC COMPANY LIMITED

| | |
|---|---|
| Symbol: | SHIN |
| Nature of Business: | Holding company whose primary investments are in telecom, satellite and media |
| Website: | www.shincorp.com |
| Registration No: | 010753000257 |
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| | Tel: (662) 299-5000 |
| | Fax: (662) 271-1058 |
| Registered Capital: | 5,000,000,000 shares |
| Paid-up Capital: | 3,201,066,604 shares |
| Par Value: | 1 Baht |
| Paid-up Capital: | 3,201,066,604 Baht |

## GENERAL INFORMATION OF THE SUBSIDIARIES AND ASSOCIATED COMPANIES

### ADVANCED INFO SERVICE PUBLIC COMPANY LIMITED

| | |
|---|---|
| Symbol: | ADVANC |
| Nature of Business: | Operating a 900 MHz cellular telephone system |
| Website: | www.ais.co.th |
| Registration No: | 0107535000265 |
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| | Tel: (662) 299-6000 |
| | Fax: (662) 299-5165 |
| Registered Capital: | 4,997,459,800 shares |
| Paid-up Capital: | 2,965,443,054 shares |
| Par Value: | 1 Baht |
| Paid-up Capital: | 2,965,443,054 Baht |
| Percent of Investment of SHIN: | 42.61% |

## THAICOM PUBLIC COMPANY LIMITED

| | |
|---|---|
| Symbol: | THCOM |
| Nature of Business: | Operating and administering communication satellite projects and rendering transponder services for domestic and international communications |
| Website: | www.thaicom.net |
| Registration No: | 0107536000897 |
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 299-5000<br>Fax: (662) 299-5252 |
| Branch Office 1: | 41/103 Rattanathibet Road, Bangkrasor, Muang, Nonthaburi<br>Tel: (662) 591-0736<br>Fax: (662) 591-0705 |
| Branch Office 2: | 50 Moo 1, Bor-ngern, Ladlumkaew, Phathumthani<br>Tel: (662) 599-3000<br>Fax: (662) 599-3000 Ext. 712 |
| Registered Capital: | 1,132,082,300 shares |
| Paid-up Capital: | 1,095,937,540 shares |
| Par Value: | 5 Baht |
| Paid-up Capital: | 5,479,687,700 Baht |
| Percent of Investment of SHIN: | 41.14% |

## ITV PUBLIC COMPANY LIMITED

| | |
|---|---|
| Symbol: | ITV (On June 4, 2009, the securities transferred to Non - Performing Group - NPG) |
| Nature of Business: | Broadcasting of UHF system and lease of equipment for program production, producing TV programs and arranging related marketing events until March 7, 2007 as the operating agreement was revoked by the Prime Minister's Office. This caused the following disputes that are currently under the process of the arbitration institute. |
| Registration No: | 0107541000042 |
| Head Office: | 1010 Shinawatra Tower 3, 6th Floor, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok<br>Tel: (662) 791-1795-6<br>Fax: (662) 791-1797 |
| Registered Capital: | 1,560,000,000 Shares |
| Paid-up Capital: | 1,206,697,400 Shares |
| Par Value: | 5 Baht |
| Paid-up Capital: | 6,033,487,000 Baht |
| Percent of Investment of SHIN: | 52.92% |

## MATCHBOX COMPANY LIMITED

| | |
|---|---|
| Symbol: | MB |
| Nature of Business: | Full service advertising agency |
| Website: | www.matchbox.co.th |
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| | Tel: (662) 299-5600 |
| | Fax: (662) 299-5661 |
| Branch Office 1: | 408/37 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| | Tel: (662) 299-5600 |
| | Fax: (662) 299-5636 |
| Branch Office 2: | 408/50 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| | Tel: (662) 299-5600 |
| | Fax: (662) 615-3052 |
| Registered Capital: | 900,000 shares |
| Paid-up Capital: | 900,000 shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 9,000,000 Baht |
| Percent of Investment of SHIN: | 99.96% |

## I.T. APPLICATIONS AND SERVICES COMPANY LIMITED

| | |
|---|---|
| Symbol: | ITAS |
| Nature of Business: | Providing computer system |
| Website: | www.itas.co.th |
| Head Office: | 388 Tower B (SP Tower), 3rd Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| | Tel: (662) 273-0760 |
| | Fax: (662) 273-0191 |
| Registered Capital: | 1,000,000 shares |
| Paid-up Capital: | 1,000,000 shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 10,000,000 Baht |
| Percent of Investment of SHIN: | 99.99% |

# GENERAL INFORMATION OF THE ASSOCIATED COMPANY OF WIRELESS COMMUNICATION BUSINESS

## DIGITAL PHONE COMPANY LIMITED (DPC)

| | |
|---|---|
| Head Office: | 404 Phaholyothin Center Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 299-6000<br>Fax: (662) 299-5455 |
| Nature of Business: | Service provider of digital mobile phone system in 1800 MHz |
| Registered Capital: | 1,462.19 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 14,621.86 million Baht |
| Percent of Investment of ADVANC: | 98.55% |

## WIRELESS DEVICE SUPPLY COMPANY LIMITED (WDS)

| | |
|---|---|
| Head Office: | 404 Phaholyothin Center Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 299-5777<br>Fax: (662) 299-5200 |
| Nature of Business: | Importer and distributor of handset and accessories |
| Registered Capital: | 0.50 million shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 50 million Baht |
| Percent of Investment of ADVANC: | 99.99% |

## ADVANCED CONTACT CENTER COMPANY LIMITED (ACC)

| | |
|---|---|
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 299-6000<br>Fax: (662) 299-5959 |
| Nature of Business: | Service provider of call center |
| Registered Capital: | 27.20 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 272 million Baht |
| Percent of Investment of ADVANC: | 99.99% |

**ADVANCED MPAY COMPANY LIMITED (AMP)**

| | |
|---|---|
| Head Office: | 408/60 Phaholyothin Place Tower, 15th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 687-4808<br>Fax: (662) 687-4788 |
| Nature of Business: | Service provider of payment business via mobile phone |
| Registered Capital: | 30 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 300 million Baht |
| Percent of Investment of ADVANC: | 99.99% |

**ADVANCED MAGIC CARD COMPANY LIMITED (AMC)**

| | |
|---|---|
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 299-6000<br>Fax: (662) 615-3330 |
| Nature of Business: | Distributor of cash card business |
| Registered Capital: | 25 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 250 million Baht |
| Percent of Investment of ADVANC: | 99.99% |

**AIN GLOBALCOMM COMPANY LIMITED (AIN)**

| | |
|---|---|
| Head Office: | 408/127 Phaholyothin Place Tower, 29th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 299-6000<br>Fax: (662) 278-7030 |
| Nature of Business: | Service provider of international gateway |
| Registered Capital: | 2 million shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 100 million Baht |
| Percent of Investment of ADVANC: | 99.99% |

**SUPER BROADBAND NETWORK COMPANY LIMITED (SBN)**

| | |
|---|---|
| Head Office: | 1, 1293/9 ESV Tower, 3rd Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 270-1110<br>Fax: (662) 619-8777 |
| Nature of Business: | Service provider of Internet (ISP), Internet gateway and broadband, voice over IP, and IP television |
| Registered Capital: | 3 million shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 300 million Baht |
| Percent of Investment of ADVANC: | 99.99% |

## ADVANCED WIRELESS NETWORK COMPANY LIMITED (AWN)

| | |
|---|---|
| Head Office: | 408/60 Phaholyothin Place Tower, 15th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 299-6000<br>Fax: (662) 687-4986 |
| Nature of Business: | Network operator, a telecom service operator and computer system service provider. Currently, AWN received an Internet License Type I and Telecommunications Business License Type III from NTC |
| Registered Capital: | 3.50 million shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 350 million Baht |
| Percent of Investment of ADVANC: | 99.99% |

## I ZONE COMPANY LIMITED (IZ)

| | |
|---|---|
| Head Office: | 1291/1, Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Nature of Business: | Currently not yet in operation |
| Registered Capital: | 10,000 shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 1 million Baht |
| Percent of Investment of ADVANC: | 99.97% |

## FAX LITE COMPANY LIMITED (FL)

| | |
|---|---|
| Head Office: | 1291/1, Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Nature of Business: | Currently not yet in operation |
| Registered Capital: | 10,000 shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 1 million Baht |
| Percent of Investment of ADVANC: | 99.97% |

## ADVANCED DATANETWORK COMMUNICATIONS COMPANY LIMITED (ADC)

| | |
|---|---|
| Head Office: | 408/157 Phaholyothin Place Tower, 38th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 270-1900<br>Fax: (662) 270-1860 |
| Website: | www.adc.co.th |
| Nature of Business: | Service provider of online data communication service via telephone landlines and optical fiber |
| Registered Capital: | 95.75 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 957.52 million Baht |
| Percent of Investment of DPC: | 51.00% |

### MOBILE BROADBAND BUSINESS COMPANY LIMITED (MBB)

| | |
|---|---|
| Head Office: | 408/60 Phaholyothin Place Tower, 15th Floor, Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Nature of Business: | Currently not yet in operation |
| Registered Capital: | 1.20 million shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 120 million Baht |
| Percent of Investment of AWN: | 99.99% |

### ADVANCED MOBILE BROADBAND COMPANY LIMITED (AMB)

| | |
|---|---|
| Head Office: | 404 Phaholyothin Center Tower, Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Nature of Business: | Currently not yet in operation |
| Registered Capital: | 1 million shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 100 million Baht |
| Percent of Investment of MBB: | 99.99% |

### MOBILE FROM ADVANCE COMPANY LIMITED (MFA)

| | |
|---|---|
| Head Office: | 1 Phaholyothin Road, Samsennai, Phayathai, Bangkok<br>Tel: (662) 299-6000<br>Fax: (662) 299-5200 |
| Nature of Business: | Currently not in operation |
| Registered Capital: | 24 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 240 million Baht |
| Percent of Investment of ADVANC: | 99.99% |

## GENERAL INFORMATION OF THE ASSOCIATED COMPANY OF SATELLITE AND INTERNATIONAL BUSINESS

### DTV SERVICE COMPANY LIMITED (DTV)

| | |
|---|---|
| Head Office: | 41/103 Rattanathibet Road, Bangkrasor, Muang, Nonthaburi<br>Tel: (662) 591-0736<br>Fax: (662) 591-0705 |
| Nature of Business: | Providing system integration consultancy service for broadband network, broadband content service, and DTV satellite dish sales service |
| Registered Capital: | 39.88 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 398.79 million Baht |
| Percent of Investment of THCOM: | 99.99% |

### N.T.U. (THAILAND) LIMITED (NTU)

| | |
|---|---|
| Head Office: | 19/1-2 Wangdek 2 Building, Floor 1 A, Viphavadi-Rangsit Road, Jompol, Chatuchak, Bangkok<br>Tel: (662) 272-2540-2<br>Fax: (662) 272-2543-4 |
| Website: | www.ntuthailand.com |
| Nature of Business: | Providing training network services |
| Registered Capital: | 1.20 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 7.50 million Baht |
| Percent of Investment of DTV: | 88.52% |

### SHENINGTON INVESTMENTS PTE LIMITED (SHEN)

| | |
|---|---|
| Head Office: | 1 Temasek Ave., # 27-01, Millenia Tower, Singapore 039192<br>Tel: (65) 338-1888<br>Fax: (65) 337-5100 |
| Nature of Business: | Holding company for investment in international telecommunications |
| Registered Capital: | 15 million shares |
| Par Value: | 1 SGD |
| Paid-up Capital: | 14.66 million SGD |
| Percent of Investment of THCOM: | 51.00% |

### IPSTAR COMPANY LIMITED (IPSTAR)

| | |
|---|---|
| Head Office: | Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands |
| Nature of Business: | Providing of IPSTAR transponder services |
| Registered Capital: | 200 million shares |
| Par Value: | 0.01 USD |
| Paid-up Capital: | 2 million USD |
| Percent of Investment of THCOM: | 99.68% |

### STAR NUCLEUS COMPANY LIMITED (STAR)

| | |
|---|---|
| Head Office: | Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands |
| Nature of Business: | Providing broadband technological services via IPSATR satellite |
| Registered Capital: | 0.05 million shares |
| Par Value: | 1 USD |
| Paid-up Capital: | 10 USD |
| Percent of Investment of THCOM: | 70.00% |

## SPACECODE LLC (SPACE)

| | |
|---|---|
| Head Office: | 8695 Zumwalt Road, Monmouth, OR 97365 USA |
| Nature of Business: | Providing engineering and development services, technology and electronics |
| Registered Capital: | - |
| Par Value: | - |
| Paid-up Capital: | 4.29 million USD |
| Percent of Investment of THCOM: | 70.00% |

## IPSTAR INTERNATIONAL PTE LIMITED (IPI)

| | |
|---|---|
| Head Office: | 1 Temasek Avenue # 27-01, Millenia Tower, Singapore<br>Tel: (65) 6338-1888<br>Fax: (65) 6337-5100 |
| Nature of Business: | Providing IPSTAR transponder services |
| Registered Capital: | 0.02 million shares |
| Par Value: | 1 SGD |
| Paid-up Capital: | 20,000 SGD |
| Percent of Investment of THCOM: | 100% |

## IPSTAR GLOBAL SERVICES LIMITED (IPG)

| | |
|---|---|
| Head Office: | Intercontinental Trust Limited Suite 802, St. James Court,<br>St. Denis Street, Port Louis, Mauritius<br>Tel: (230) 213-9800<br>Fax: (230) 210-9168 |
| Nature of Business: | Providing IPSTAR transponder services |
| Registered Capital: | 0.02 million shares |
| Par Value: | 1 USD |
| Paid-up Capital: | 20,000 USD |
| Percent of Investment of THCOM: | 100% |

## CAMBODIAN DTV NETWORK LIMITED (CDN)

| | |
|---|---|
| Head Office: | 111, Street 500, Sangkat Doeum Thkov, Khan Chamkar Morn, Phnom Penh,<br>Kingdom of Cambodia<br>Tel: (855) 23-355-990 |
| Nature of Business: | Providing DTH Television service |
| Registered Capital: | 6,000 shares |
| Par Value: | 100 USD |
| Paid-up Capital: | 600,000 USD |
| Percent of Investment of THCOM: | 100% |

## MFONE COMPANY LIMITED (MFONE)

| | |
|---|---|
| Head Office: | 721 Preah Monivong Blvd., Sangkat Boeng Keng Kang 3,<br>Khan Chamkamon, Phnom Penh City, Kingdom of Cambodia<br>Tel: (855) 23-303333<br>Fax: (855) 23-361111 |
| Nature of Business: | Providing fixed line phone, mobile phone and internet services in Cambodia |
| Registered Capital: | 24 million shares |
| Par Value: | 1 USD |
| Paid-up Capital: | 24 million USD |
| Percent of Investment of SHEN: | 100% |

## LAO TELECOMMUNICATIONS COMPANY LIMITED (LTC)

| | |
|---|---|
| Head Office: | Lanexang Avenue 0100, Vientiane, Lao People's Democratic Republic<br>Tel: (856) 212-16465-6<br>Fax: (856) 212-19690 |
| Nature of Business: | Providing fixed line phone, mobile phone, public phone, public international facilities and internet services in Laos |
| Registered Capital: | 96.84 million shares |
| Par Value: | 1 USD |
| Paid-up Capital: | 96.84 million USD |
| Percent of Investment of SHEN: | 49.00% |

## IPSTAR AUSTRALIA PTY LIMITED (IPA)

| | |
|---|---|
| Head Office: | Building A, L3, Suite 3.1, 64 Talavera Road, North Ryde, NSW 2113, Australia |
| Nature of Business: | Sale of user terminal of IPSTAR and providing IPSTAR transponder services in Australia |
| Registered Capital: | 6.95 million shares |
| Par Value: | 1 AUD |
| Paid-up Capital: | 6.95 million AUD |
| Percent of Investment of IPSTAR: | 100% |

## IPSTAR NEW ZEALAND LIMITED (IPN)

| | |
|---|---|
| Head Office: | 13/22-24 Caloola Road, Wentworthville NSW 2145 New Zealand |
| Nature of Business: | Sale of user terminal of IPSTAR and providing IPSTAR transponder services in New Zealand |
| Registered Capital: | 8.51 million shares |
| Par Value: | 1 NZD |
| Paid-up Capital: | 8.51 million NZD |
| Percent of Investment of IPSTAR: | 100% |

## CS LOXINFO PUBLIC COMPANY LIMITED (CSL)

| | |
|---|---|
| Symbol: | CSL |
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Branch Office: | 90 CyberWorld Tower A, 17th- 20th Floor, Ratchadapisek Road, Huai Khwang, Huai Khwang, Bangkok<br>Tel: (662) 263-8000<br>Fax: (662) 263-8132 |
| Website: | www.csloxinfo.com |
| Nature of Business: | Providing Internet data center services, Internet and satellite uplink-downlink services |
| Registered Capital: | 674.54 million shares |
| Par Value: | 0.25 Baht |
| Paid-up Capital: | 159.84 million Baht |
| Percent of Investment of DTV: | 39.12% |

## TELEINFO MEDIA PUBLIC COMPANY LIMITED (TMC)

| | |
|---|---|
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Branch Office 1: | 273 Soi Sang U-thai, 50 Sukkhumvit Road, Phakhanong, Klongtoey, Bangkok |
| Branch Office 2: | 1126/2 Vanit Bldg. 2, 25th- 28th Floor, New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok<br>Tel: (662) 262-8888<br>Fax: (662) 262-8899 |
| Website: | www.teleinfomedia.net |
| Nature of Business: | Publishing telephone directories and advertising |
| Registered Capital: | 17.35 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 173.53 million Baht |
| Percent of Investment of CSL: | 99.99% |

## AD VENTURE PUBLIC COMPANY LIMITED (ADV)

| | |
|---|---|
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Branch Office: | 1126/2 Vanit Bldg. 2, Room 2101, 21st Floor, New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok<br>Tel: (662) 207-6800<br>Fax: (662) 207-6899 |
| Nature of Business: | Holding company for investment in mobile contents |
| Registered Capital: | 1.07 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 10.07 million Baht |
| Percent of Investment of CSL: | 99.99% |

## WATTA CLASSIFIEDS COMPANY LIMITED (WATTA)

| | |
|---|---|
| Head Office: | 71/30 Borommaratchachonnani Road, Arun-amarin, Bangkoknoi, Bangkok |
| Branch Office: | 71/36 Borommaratchachonnani Road, Arun-amarin, Bangkoknoi, Bangkok<br>Tel: (662) 422-8000<br>Fax: (662) 422-8032 |
| Website: | www.watta.co.th |
| Nature of Business: | Provides sub-advertisement and classified services in its own publications publishes and sells various publications such as newspapers, magazines, pocket books and others |
| Registered Capital: | 0.20 million shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 20 million Baht |
| Percent of Investment of CSL: | 60.00% |

## SHINEEDOTCOM COMPANY LIMITED (SHINEE)

| | |
|---|---|
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Branch Office: | 1126/2 Vanit Bldg. 2, Room 2101, 21st Floor, New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok<br>Tel: (662) 207-6800<br>Fax: (662) 207-6899 |
| Website: | www.shinee.com |
| Nature of Business: | Provider of mobile contents, community portal services, and other internet related businesses |
| Registered Capital: | 4.26 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 42.61 million Baht |
| Percent of Investment of ADV: | 99.99% |

## HUNSA DOT COM COMPANY LIMITED (HUNSA)

| | |
|---|---|
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Branch Office: | 1126/2 Vanit Bldg. 2, Room 2101, 21st Floor, New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok<br>Tel: (662) 207-6800<br>Fax: (662) 207-6898 |
| Website: | www.hunsa.com |
| Nature of Business: | Provider of mobile contents, community portal services, and other internet related businesses |
| Registered Capital: | 0.80 million shares |
| Par Value: | 10 Baht |
| Paid-up Capital: | 8 million Baht |
| Percent of Investment of SHINEE: | 99.99% |

## SODAMAG CORP COMPANY LIMITED (SODAMAG)

| | |
|---|---|
| Head Office: | 414 Phaholyothin Road, Samsennai, Phayathai, Bangkok |
| Branch Office: | 1126/2 Vanit Bldg. 2, Room 2101, 21st Floor, New Phetchaburi Road, Makkasan, Ratchathewi, Bangkok<br>Tel: (662) 207-6800<br>Fax: (662) 207-6898 |
| Nature of Business: | On process of liquidation |
| Registered Capital: | 2.18 million shares |
| Par Value: | 5 Baht |
| Paid-up Capital: | 10.90 million Baht |
| Percent of Investment of SHINEE: | 99.99% |

# GENERAL INFORMATION OF THE ASSOCIATED COMPANY OF MEDIA BUSINESS

## ARTWARE MEDIA COMPANY LIMITED (AM)

| | |
|---|---|
| Head Office: | 1010 Shinawatra Tower 3, Viphavadi Rangsit Road, Chatuchak, Chatuchak, Bangkok<br>Tel: (662) 791-1000<br>Fax: (662) 791-1010 |
| Nature of Business: | Currently not in operation |
| Registered Capital: | 0.25 million shares |
| Par Value: | 100 Baht |
| Paid-up Capital: | 25 million Baht |
| Percent of Investment of ITV: | 99.99% |

Remark: The information of registered capital, paid-up capital and shareholding are as of December 31, 2009.

# MAJOR SHAREHOLDERS

List of the First top 10 major shareholders

The first top 10 shareholders as of October 30, 2009 prepared by Thailand Securities Depository Co., Ltd. are as follows:

| No. | Name | No. of Shares | Percentage of Investment (%) |
|---|---|---|---|
| 1. | CEDAR HOLDING LTD | 1,742,407,239 | 54.43 |
| 2. | ASPEN HOLDINGS LTD | 1,334,354,825 | 41.68 |
| 3. | THAI NVDR COMPANY LIMITED | 15,833,709 | 0.49 |
| 4. | CREDIT SUISSE SECURITIES (EUROPE) LIMITED | 10,900,000 | 0.34 |
| 5. | CITIBANK NOMINEES SINGAPORE PTE LTD-ARANDA INVESTMENTS PTE LTD | 8,071,100 | 0.25 |
| 6. | BANGKOK BANK PLC | 7,411,300 | 0.23 |
| 7. | BANGKOK LIFE ASSURANCE PLC | 7,178,700 | 0.22 |
| 8. | CHASE NOMINEES LIMITED 42 | 6,307,400 | 0.20 |
| 9. | CLEARSTREAM NOMINEES LTD | 4,916,258 | 0.15 |
| 10. | HSBC (SINGAPORE) NOMINEES PTE LTD | 4,471,300 | 0.14 |
| | **Total** | **3,141,851,831** | **98.13** |

The investors can find for more information in website: www.set.or.th before Annual General Meeting of Shareholders for 2010 date.

As of January 13, 2010, the shareholding structure of Shin Corporation PLC is as follows:


Mr.Surin Upatkoon
68.00%
Cypress Holdings Ltd.
(Temasek Holdings)
29.90%
Mr. Pong Sarasin
1.27%
Mr. Suphadej Poonpipat
0.82%
Cypress Holdings Ltd.
(Temasek Hodings)
48.99%
The Siam Commercial
Bank PLC
5.78%
Kularb Kaew Co., Ltd.
45.22%
Aspen Holdings Ltd.
(Temasek Hodings)
41.68%
Cedar Holdings Ltd.
54.43%
SHIN CORPORATION PLC

# MANAGEMENT *and* CORPORATE GOVERNANCE


BOARD *of* DIRECTORS
Leadership Development and Compensation Committee
Nomination and Governance Committee
Strategic and Organizational Review Committee
Audit Committee
EXCLUTIVE COMMITTEE
CHIEF EXECUTIVE OFFICER
Risk Management Committee
PRESIDENT
Company Secretary
Internal Audit and Risk Management
Portfolio Management
Finance
Accounting
Investor Relations
New Business Development
Legal
Compliance
Human Resources
Information Technology
Corporate Affairs

## MANAGEMENT STRUCTURE

### 1) THE BOARD OF DIRECTORS (THE "BOARD")

As at December 31, 2009, the Board comprised the following members:

| NAME OF DIRECTOR | POSITION | DATE APPOINTED |
|---|---|---|
| 1) Dr. Virach Aphimeteetamrong | Chairman & Independent Director | November 7,2001 |
| 2) Mr. Vithit Leenutapong | Independent Director | October 16,2000 |
| 3) Mr. Somchai Supphatada | Independent Director | June 30, 2006 |
| 4) Mr. Chalaluck Bunnag | Independent Director | August 14,2007 |
| 5) Mr. Boon Swan Foo | Non-Executive Director | September 26,2007 |
| 6) Mr. Arthid Nanthawithaya | Non-Executive Director | September 1,2009 |
| 7) Mr. Somprasong Boonyachai | Executive Director | April 25,2007 |
| 8) Mr. Arak Chonlatanon | Executive Director | May 14, 2007 |

During the year 2009, the following members resigned from office:

1) Mrs. Thitima Rungkwansiriroj resigned on September 1 and the Board appointed Mr. Arthid Nanthawithaya to replace her.
2) Mr. Surin Upatkoon resigned on November 13 and the Board is still looking for a replacement.

The Secretary to the Board is Mr. Wichai Kittiwittayakul.

### 2) DUTIES AND RESPONSIBILITIES OF THE BOARD

The Board has the following duties and responsibilities:

- Perform its duties with honesty, integrity and prudence, in accordance with the law, the Company's objectives and Articles of Association, and resolutions passed at shareholders' meetings in order to carefully protect the Company's interests.
- Formulate the Company's strategic vision, direction and policy, and supervise the management team to ensure that they operate efficiently and effectively in order to maximize the wealth and economic value of the Company for its shareholders.
- Consider and approve major issues such as large investments, policy, management authority, and any transactions as prescribed by law.
- Approve or agree to all major related transactions between the Company and its subsidiaries in compliance with the relevant notifications, regulations and guidelines of the Stock Exchange of Thailand.
- Assess the performance of the Executive Chairman and the executive directors, and fix appropriate remuneration on a regular basis.
- Be responsible for overseeing operational results and performance of the management team in order to ensure due attentiveness and care.
- Arrange appropriate accounting systems, including the preparation of financial reports and a reliable auditing system; oversee processes and evaluate the internal control system, the internal audit system and the risk management system to ensure their effectiveness and efficiency, as well as follow up on results.

- Ensure avoidance of conflicts of interest amongst the Company's stakeholders.
- Supervise business operations to enforce ethical work standards.
- Annually review the Company's corporate governance policy and assess due compliance.
- Report on the execution of its responsibility to prepare financial reports, along with the external auditor's report in the Company's annual report covering key issues according to the Policy Statement and the Stock Exchange of Thailand's Code of Best Practices for Directors of a Listed Company.

### 3) AUTHORIZED SIGNATORIES

The following directors have been designated as the Company's authorized signatories: Mr. Boon Swan Foo, Mr. Somprasong Boonyachai and Mr. Arak Chonlatanon. Validation of all documents requires the signatures of any two of these three directors along with the Company's seal.

### 4) APPOINTMENT TO THE BOARD OF DIRECTORS

The Nomination and Governance Committee is responsible for nominating new board members who are willing to contribute their time, knowledge and expertise to the Company. All nominations must receive the approval of the Board and/or the shareholders at a shareholders' meeting, in accordance with the rules and regulations below as specified in the Company's Articles of Association (which can be found on the Company's website at www.shincorp.com).

1. At each annual general meeting of shareholders, one-third of the board members are required to retire. If the total number of members is not a multiple of three, the number of directors nearest to one-third shall retire. The directors to retire from office in the first and second years after the registration of the Company shall be selected by drawing lots. In subsequent years, the longest-serving directors shall retire, but if they vacate office under this condition, they may be re-elected.

2. Regulations for the election of board members at the shareholders' meetings are as follows:
   - 2.1 Every shareholder shall have one vote for each share he or she holds.
   - 2.2 Each shareholder may exercise all the votes he or she has under (2.1) to elect one or several persons as directors. In the event of electing several directors, the shareholder may not allot his or her votes to any person unequally.
   - 2.3 The candidates will be ranked in descending order from the highest to the lowest number of votes received, and appointed in this order until all the positions are filled.

     In cases where there is a tie and selection of both candidates would result in an excessive number of directors, the Chairman will cast the deciding vote.

3. If a vacancy arises on the Board for reasons other than the expiration of a director's term of office, the Board will, at the next scheduled meeting, select a temporary replacement, choosing a person with the appropriate qualifications in accordance with Section 68 of the Public Limited Companies Act B.E. 2535 and related laws. The temporary replacement must be approved by a vote of not less than three-quarters of the remaining directors, and will hold the position only until the normal expiration of the departed director's term of office. If this is less than two months, no temporary replacement will be appointed.

### 5) DEFINITION OF INDEPENDENT DIRECTOR

An independent director is a qualified and independent person according to the Company's Corporate Governance Policy established by the Board, and the definition of the Capital Market Supervisory Board. An independent director must meet the following criteria:

5.1 Not hold shares exceeding one-half (0.5) percent of the total number of voting shares of the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person including shares held by related persons of the independent director.

5.2 Not be nor have been an executive director, officer, employee, controlling person or advisor who receives a salary, of the Company, its parent company, subsidiary, same-level subsidiary, affiliate, major shareholder or controlling person, unless the foregoing status ended not less than two (2) years prior to the date of appointment. This restriction shall not apply to an independent director who has been a government officer or an advisor to a government authority that is a major shareholder or controlling person of the Company.

5.3 Not be a person related by blood or registration under law, such as a father, mother, spouse, sibling, or child, including spouses of children, executives, major shareholders, controlling persons, or persons to be nominated as executives or controlling persons of the Company or its subsidiaries.

5.4 Not have nor have had a business relationship with the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person, in a manner which may interfere with his or her independent judgement, and neither being nor having been a substantial shareholder or controlling person of any entity having business relationship with the Company, its parent company, subsidiary, affiliate , major shareholder or controlling person who may have a conflict of interest unless the foregoing status ended not less than two (2) years prior to the date of appointment.

The term "business relationship" mentioned above includes any normal business transaction, rental or lease of immovable property, transaction relating to assets or services or grant or receipt of financial assistance through receiving or extending loans, guarantee, providing assets as collateral, including any other similar actions, which result in the Company or its counterparty being subject to indebtedness payable to the other party in the amount of three (3) percent or more of the net tangible assets of the Company or twenty (20) million baht or more, whichever is lower. The amount of such indebtedness shall be calculated according to the calculation method for the value of connected transactions under the Notification of the Capital Market Supervising Committee Re: Rules on Connected Transactions mutatis mutandis. The combination of such indebtedness shall include indebtedness occurring during the course of one (1) year prior to the date on which the business relationship with the person commences.

5.5 Neither be nor have been an auditor of the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person nor be a substantial shareholder, controlling person or partner of an audit firm which employs auditors of the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person, unless the foregoing relationship ended not less than two (2) years from the date of appointment.

5.6 Neither be nor have been any kind of professional advisor including a legal advisor or financial advisor who receives an annual service fee exceeding two (2) million baht from the Company, its parent company, subsidiary, affiliate, major shareholder or controlling person, and neither be nor have been a substantial shareholder, controlling person or partner of the professional advisor unless the foregoing relationship ended not less than two (2) years from the date of appointment.

5.7 Not be appointed as a representative of the Company's directors, the major shareholder or any other shareholder who is a related person to the major shareholder.

5.8 Not conduct any business which of the same nature as the Company's or its subsidiaries' businesses and is in competition with them in any material respect, nor be a substantial partner, shareholder holding more than one (1) percent of the voting shares, director (having management role), employee, officer or advisor (obtaining a regular salary) of any company whose business is of the same nature as the Company's or its subsidiaries' businesses, and is in competition with them in any material respect.

5.9 Not have any characteristics which make him or her incapable of expressing independent opinions with regard to the Company's business affairs.

After having been appointed as an independent director with qualifications complying with the criteria under 5.1 to 5.9, the independent director may be assigned by the Board to take part in the business decisions of the Company, its parent company, subsidiary, affiliate, same-level subsidiary or legal entity who may have a conflict of interest, on condition that these decisions must be collective ones.

## 6) THE AUDIT COMMITTEE

The Audit Committee was established on May 5, 1998 and comprises three (3) independent directors with the full qualifications required under the guidelines of the Capital Market Supervisory Board and the Stock Exchange of Thailand. As at December 31, 2009, the following persons were serving on the committee:

| NAME | POSITION |
|---|---|
| 1. Mr. Somchai Supphatada | Chairman |
| 2. Mr. Vithit Leenutapong | Member |
| 3. Mr. Chalaluck Bunnag | Member |

Mr. Somchai Supphatada holds the position of Assistant Professor in the Department of Accounting at Thammasat University. He has extensive knowledge and experience as a consultant on accounting standards for more than 11 years along with the competence to review the reliability of financial statements.

Both Mr. Vithit Leenutapong and Mr. Chalaluck Bunnag are experienced in the field of management, finance and investment.

The Audit Committee has the following duties and responsibilities:

- Review the accuracy of the Company's financial reports in accordance with generally accepted accounting principles, and ensure there is adequate disclosure.
- Review the Company's internal control system and internal audit system to ensure that they are suitable and efficient.
- Review the Company's compliance with the laws on securities and exchange, the regulations of the Stock Exchange of Thailand (the "SET"), and the laws relating to the Company's business.
- Consider, select and nominate an independent person to be the Company's auditor, propose the auditor's remuneration, and attend a non-management meeting with him or her at least once a year.
- Review the Company's Corporate Governance Policy and propose any changes to the Board for approval.
- Review all connected transactions or transactions that may lead to conflicts of interest, to ensure that they are in compliance with related laws and the regulations of the SET, are reasonable and bring the highest benefit to the Company.
- Review the risk management system to ensure it is appropriate and effective.
- Determine the internal audit unit's independence, as well as approve the appointment, rotation, termination, performance appraisal and remuneration of the head of this unit.

- Review and comment on the internal audit plan and the performance of the internal audit department, and cooperate with the external auditors.

- Prepare reports to be signed by the Chairman of the Committee and disclosed in the Company's annual report. These must contain the following information:
  - An opinion on the accuracy, completeness and reliability of the Company's financial report.
  - An opinion on the adequacy of the Company's internal control system.
  - An opinion on the compliance with the law on securities and exchange, the regulations of the SET and the laws relating to the Company's business.
  - An opinion on the suitability of the external auditor.
  - An opinion on transactions that may lead to conflicts of interest.
  - The number of committee meetings held and the members' attendance.
  - Any comments or opinions received by the committee regarding its performance in accordance with the charter.
  - Any other transaction which, according to the committee's opinion, should be known to the shareholders and general investors, subject to the scope of duties and responsibilities assigned by the Board.

- Investigate any circumstances reported by the external auditor where a director, executive or other person responsible for the Company's operations, is suspected of committing an offense under the Securities and Exchange Act (No.4) B.E. 2551. The committee shall report the results of the preliminary investigation to the Board, the Office of the Securities and Exchange Commission, and the external auditor within thirty (30) days from the date reported by the external auditor. The type of suspicious circumstances that must be reported and the procedures for obtaining information pertinent to these are listed in and must comply with the notifications of the Capital Market Supervisory Board.

- If, during the performance of its duties, the committee finds or suspects any of the following situations which may have a material impact on the Company's financial condition or operating results, it must report these to the Board for rectification within a period of time the committee deems appropriate:

  - A transaction which causes a conflict of interest.

  - Any act of fraud, irregularity, or material defect in an internal control system.

  - An infringement of the law on securities and exchange, the regulations of the SET, or any law relating to the Company's business.

  If the Board or management fails to rectify the situation within the period of time stipulated by the committee, any member of the committee may report this situation to the Office of the Securities & Exchange Commission or the SET.

- Report the committee's performance to the Board at least four (4) times a year.

- Summon members of the management team, executives or employees to make comments, attend meetings, or provide any documents deemed relevant and necessary.

- Hire advisors or external personnel in line with the Company's regulations to make comments or give advice as necessary.

- Annually undertake a self-assessment programme to evaluate the committee's scope of work and performance.

- Perform other tasks requested by the Board, which the committee agrees to.

The Audit Committee held six (6) meetings during 2009 in order to perform its duties as delegated by the Board. Details of its performance and opinions can be found in the Audit Committee Report for 2009.

## 7. THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

The Leadership Development and Compensation Committee comprises three (3) directors, of whom the majority are non-executive directors. As at December 31, 2009, the following persons were serving on the committee:

| NAME | POSITION |
| --- | --- |
| 1. Mr. Boon Swan Foo | Chairman |
| 2. Mr. Vithit Leenutapong | Member |
| 3. Mr. Somprasong Boonyachai | Member |

The Leadership Development and Compensation Committee has the following duties and responsibilities:

- Fix appropriate annual remuneration in monetary and/or non-monetary form as a motivation and retention measure for the Board, committee members and top executives.
- Draw up guidelines to provide appropriate remuneration for the Board and top executives to be submitted to the Board and/or the shareholders' meetings for approval.
- Review and approve the Company's performance in order to determine the annual KPI bonus and merit-based increase in salary across the Company.
- Consider and approve the long-term compensation plan and related guidelines.
- Consider and approve the performance evaluation of the Company's and its subsidiaries' CEOs and those who report directly to them in order to determine their annual bonus and merit-based increase in salary.
- Consider and approve the annual bonus allocation for the Board.
- Disclose policies governing the directors' remuneration in the annual report.
- In consultation with the Company's Chief Executive Officer (CEO), identify and evaluate potential successors for the Company's and its subsidiaries' chief executive officers and those who report directly to them, and report annually to the Board on executive succession planning.
- In consultation with the Company's CEO, introduce succession planning policies for the Company's and its subsidiaries' CEO positions and those who report directly to them.
- Oversee the processes by which the CEO and members of executive management are evaluated.
- Engage consultants or independent persons to provide opinions or advice if necessary, especially on leadership development.
- The committee is accountable to the Board and under obligation to explain its decisions at the shareholders' meetings, and answer questions that may arise.
- Annually review and reassess the adequacy of its charter and recommend any proposed changes to the Board for approval.
- Report regularly to the Board on matters within the scope of the committee, as well as any special issues that merit the Board's attention.

- Request members of the management or staff to attend the committee meetings or provide pertinent information on the matters under discussion.
- Perform other tasks as designated by the Board.

The Leadership Development and Compensation Committee held six (6) meetings during 2009 in order to perform its duties as delegated by the Board.

## 8) THE NOMINATION AND GOVERNANCE COMMITTEE

The Nomination and Governance Committee comprises four (4) directors, of whom the majority are non-executive directors. As at December 31, 2009, the following persons were serving on the committee:

| NAME | POSITION |
|---|---|
| 1. Mr. Boon Swan Foo | Chairman |
| 2. Mr. Somprasong Boonyachai | Member |
| 3. Mr. Vithit Leenutapong | Member |
| 4. Mr. Arthid Nanthawithaya | Member |

The Nomination and Governance Committee has the following duties and responsibilities:

- Annually review with the Board the criteria for board membership, including any minimum qualifications and any necessary qualities or skills, which are set forth in the Company's Corporate Governance Policy.
- Review and make recommendations to the Board with respect to the size, structure, composition, term, processes and practices of the Board and its committees.
- Identify, evaluate and recruit individuals qualified for Board membership.
- Consider nominees for directorships proposed by the Company's shareholders.
- Recommend to the Board nominees to be proposed for election at the shareholders' meetings or to be elected by the Board to fill vacancies or newly-created directorships.
- Recommend to the Board nominees (including Chairpersons) for appointment to the Executive Committee and other Board committees.
- Consider and nominate the Company's representatives to sit on the boards of the Company's subsidiaries, associates and joint ventures.
- Periodically review the Company's standards of director independence and recommend any proposed changes to the Board for approval.
- Oversee the orientation program for new Board members.
- Review and make recommendations to the Board with respect to the Company's process for the continuing education of Board members.
- Engage consultants or independent persons to provide opinions or advice if necessary, in accordance with the Company's regulations.

- Implement and oversee the annual performance evaluations of the Board, board committees (including a review of its own performance) and each board member; review the results of each board committee's evaluation and report the results of all the evaluations to the Board.
- Assist the Audit Committee to periodically review the Company's Corporate Governance Policy and recommend any proposed changes to the Board for approval.
- Review potential waivers of the Code of Conduct involving members of the Board or executive management and make recommendations to the Board as necessary.
- In consultation with the Chairman of the Board and CEO, evaluate potential successors for the Chairman of the Board position and other directorships, and report annually to the Board on succession planning.
- Annually review and reassess the adequacy of the committee's charter and recommend any proposed changes to the Board for approval.
- Report regularly to the Board on matters within the scope of the committee, as well as any special issues that merit the attention of the Board.
- Perform such other duties required by law or otherwise as are necessary or appropriate to ensure the effective functioning of the Board, high quality corporate governance, effective compliance and ethics programs, or as the Board may from time to time assign to the committee.

The Nomination and Governance Committee held four (4) meetings during 2009 in order to perform its duties as delegated by the Board.

## 9) THE STRATEGIC AND ORGANIZATIONAL REVIEW COMMITTEE

The Strategic and Organizational Review Committee comprises eight (8) directors as approved by the Board. As at December 31, 2009, the following persons were serving on the committee:

| NAME | POSITION |
|---|---|
| 1. Mr. Boon Swan Foo | Chairman |
| 2. Mr. Vithit Leenutapong | Member |
| 3. Mr. Arthid Nanthawithaya | Member |
| 4. Mr. Suphadej Poonpipat | Member |
| 5. Mr. Yong Lum Sung | Member |
| 6. Mr. Somprasong Boonyachai | Member |
| 7. Mr. Arak Chonlatanon | Member |
| 8. Mr. Vikrom Sriprataks | Member |

The Strategic and Organizational Review Committee has the following duties and responsibilities:

- Establish and guide the strategic direction of SHIN Group (the "Group") in conjunction with the management.
- Review the strategic direction of each company in the Group on an annual basis in order to develop the annual business plans for submission to the Board.

- Review the half-yearly performance of each company in the Group and propose any necessary changes in strategic direction to the Board.
- Study major strategic moves or new business ideas proposed by the executive committees of the companies in the Group.
- Establish a sustainable organizational structure and define resource requirements in support of the Group's strategic direction.
- Coordinate with the Leadership Development and Compensation Committee to ensure alignment between its scope of work and the Group's strategic direction.
- Establish and oversee all the Group's new business policies.
- Identify and evaluate new opportunities for business and synergy within the Group.
- Engage consultants or independent persons to provide opinions or advice if necessary.
- Regularly participate in technology- and business-related conferences, exhibitions or overseas company visits in order to learn about and keep abreast of new technology, products and services.
- Annually review and reassess the adequacy of the committee's charter, and recommend any proposed changes to the Board for approval.
- Report regularly to the Board on matters within the scope of the committee, as well as any special issues that merit the Board's attention.
- Summon members of the management or staff to attend the committee's meetings or provide pertinent information on the matters under discussion.
- Perform other tasks as designated by the Board.

The Strategic and Organizational Review Committee held four (4) meetings during 2009 in order to perform its duties as delegated by the Board.

### 10) THE EXECUTIVE COMMITTEE

The Executive Committee comprises qualified and experienced members as recommended by the Nomination and Governance Committee and approved by the Board. As at December 31, 2009, the following persons were serving on the committee:

| NAME | POSITION |
|---|---|
| 1. Mr. Somprasong Boonyachai | Chairman |
| 2. Mr. Arak Chonlatanon | Member |
| 3. Mr. Vikrom Sriprataks | Member |
| 4. Mrs. Suwimol Kaewkoon | Member |
| 5. Ms. Nidchanun Santhavesuk | Member |

The Executive Committee has the following duties and responsibilities:

- Formulate the Company's strategic direction, management structure, and annual business plan and budget for the Board's approval.
- Manage the Company's business operations in order to achieve the planned objectives and targets.
- Monitor the Company's financial and operating results, and keep all the board members informed by monthly report.
- Identify and evaluate new business opportunities.
- Review the Company's dividend policy and make recommendations to the Board.
- Review and approve all transactions concerning investments and disposal of assets, human resource management, finance and treasury, general administration and any other transaction related to the Company's business within the limits of delegated approval authority granted by the Board.
- Review matters that require the Board's approval and make appropriate recommendations with the exception of activities that have been delegated to other board committees.
- Consider and review the Company's risk management and control systems.
- The Executive Committee may delegate its authority to any member of the management or staff as it deems appropriate. However, such authority does not permit the committee or anyone appointed by the committee to approve any transaction between them or related persons having mutual benefits or conflicts of interest (as prescribed in the Company's Articles of Association and Notifications of the Securities Exchange Commission). The approval for transactions shall be in accordance with the policies and principles already determined by the Board and regulatory bodies.

The Executive Committee held fourteen (14) meetings during 2009 in order to perform its duties as delegated by the Board.

### 11) COMPANY SECRETARY

On August 14, 2008, the Board passed a resolution to establish the Company Secretary office. The incumbent Company Secretary is Mr. Wichai Kittiwittayakul. The Company Secretary has a dual reporting line to the Board & its committees and the management. The Company Secretary office has the following duties and responsibilities:

- Organize and facilitate board and board committee meetings.
- Organize the annual general meeting of shareholders and record and publish the related minutes.
- File all documents and related records.
- Monitor and ensure that the Board is in compliance with all related laws and regulations.
- Handle corporate governance issues and provide advice on these to the Board.
- Assist shareholders, directors and members of management with any board-related matters.
- Follow up on all resolutions passed and instructions given by the Board and shareholders' meetings.
- Perform any other actions specified in the Securities and Exchange Act (No. 4) B.E. 2551 or related laws and regulations including notifications from the Capital Market Supervisory Board.

## 12) MANAGEMENT TEAM

As at December 31, 2009, the Company's management team, as defined by the Securities and Exchange Commission, consisted of the following persons:

| | |
|---|---|
| Mr. Somprasong Boonyachai | Chief Executive Officer |
| Mr. Arak Chonlatanon | Chairman of the Executive Committee - Media & New Business |
| Ms. Nidchanun Santhavesuk | President |
| Mr. Anek Pana-apichon | Vice President - Finance and Accounting |
| Mr. Wichai Kittiwittayakul | Company Secretary<br>Vice President - Internal Audit and Risk Management |
| Mr. Kim Siritaweechai | Vice President - Portfolio Management |

## 13) REMUNERATION FOR THE COMPANY'S DIRECTORS AND MANAGEMENT TEAM

13.1 Remuneration for the board of directors

At the 2009 Annual General Meeting of Shareholders held on April 10, 2009, the shareholders approved a total remuneration for the Board and its sub-committees not exceeding 18 million baht. Each board member's remuneration consists of a monthly retainer, bonus, and meeting allowance as specified below:

- The Chairman of the Board shall receive a monthly retainer of 300,000 baht and an annual bonus but shall not receive a meeting allowance or any remuneration as the chairman or member of any board committees.
- Each director shall receive a monthly retainer of 75,000 baht, an annual bonus and a meeting allowance of 25,000 baht for each board or board committee meeting;
- The Chairman of the Audit Committee shall receive a monthly retainer of 25,000 baht whilst chairmen of other committees shall receive a monthly allowance of 10,000 baht.
- Executive directors shall not receive any remuneration as members of the Board.

*Remuneration (Baht)*

| DIRECTOR | MONTHLY RETAINER | MEETING FEE | BONUS |
|---|---|---|---|
| The Board of Directors | | | |
| Chairman | 300,000 | - | ✓ |
| Member | 75,000 | 25,000 | ✓ |
| Audit Committee | | | |
| Chairman | 25,000 | 25,000 | ✓ |
| Member | - | 25,000 | ✓ |
| Other Committees | | | |
| Chairman | 10,000 | 25,000 | ✓ |
| Member | - | 25,000 | ✓ |

During 2009, the total remuneration paid to the Board and committee members was 16.164 million baht (including accrued bonuses of 4.174 million baht paid in February 2010), an increase of 0.124 million baht, or 0.773%, from 16.040 million baht in 2008.

*Unit:'000 Baht*

| NAME | POSITION | REMUNERATION FOR 2009 |
|---|---|---|
| Current directors | | |
| 1. Dr. Virach Aphimeteetamrong | Chairman | 4,400 |
| 2. Mr.Somchai Supphatada | Director,<br>Chairman of Audit Committee | 2,150 |
| 3. Mr.Vithit Leenutapong | Director<br>Member of Audit Committee,<br>Member of Leadership Development and Compensation Committee,<br>Member of Nomination and Governance Committee,<br>Member of Strategic and Organizational Review Committee | 2,375 |
| 4. Mr.Chalaluck Bunnag | Director,<br>Member of Audit Committee | 1,750 |
| 5. Mr.Boon Swan Foo | Director,<br>Chairman of Leadership Development and Compensation Committee,<br>Chairman of Nomination and Governance Committee,<br>Chairman of Strategic and Organizational Review Committee | 2,585 |
| 6. Mr. Arthid Nanthawithaya | Director,<br>Member of Nomination and Governance Committee<br>Member of Strategic and Organizational Review Committee | 529 |
| Directors who resigned from the Board in 2009 | | |
| 7. Mr.Surin Upatkoon | Director | 1,054 |
| 8. Mrs.Thitima Rungkwansiriroj | Director,<br>Member of Nomination and Governance Committee | 1,146 |
| Committee Members | | |
| 9. Mr. Suphadej Poonpipat | Member of Strategic and Organizational Review Committee | 75 |
| 10. Mr. Yong Lum Sung | Member of Strategic and Organizational Review Committee | 100 |
| | Total | 16,164 |

13.2 Remuneration for the management team

The total remuneration for the six (6) members of the management team (as defined by the Securities and Exchange Commission) was 70.97 million baht, which comprised salaries, bonus payments, the provident fund and other benefits.

13.3 Other remuneration

From year 2002-2006, the Company have issued and allotted the warrant to its directors and employees under the ESOP program. The ESOP is a repeat, five-year program whereby the Company allots an annual grant of warrants for five (5) consecutive years. So far, five grants have been completely allotted and three grants have completely expired. (Grant 1 expired on March 26, 2007, Grant 2 expired on May 29, 2008 and Grant 3 expired on May 30, 2009.) There are two grants remaining as follows:

| DESCRIPTION | GRANT 4 | | GRANT 5 | |
|---|---|---|---|---|
| Number of warrants granted (units) | 16,000,000 | | 14,256,100 | |
| Price | Baht-0- | | Baht-0- | |
| Expiration | Five years after date granted | | | |
| Exercise Ratio *(warrant/shares) | 1 : 1.21847 | | 1 : 1.18115 | |
| Exercise Price *(per share) | Bt 34.273 | | Bt 31.901 | |
| Date warrants granted | May 31, 2005 | | July 31,2006 | |
| Maturity date | May 30, 2010 | | July 30, 2011 | |
| List of directors (of the Company and its subsidiaries) and management receiving warrants | (Unit) | % | (Unit) | % |
| 1. Mr. Somprasong Boonyachai | 970,000 | 6.06 | 831,900 | 5.84 |
| 2. Mr. Arak Chonlatanon | 1,247,700 | 7.80 | 1,272,600 | 8.93 |
| 3. Mr. Tanadit Charoenchan | 179,200 | 1.12 | 186,300 | 1.31 |
| 4. Ms. Nidchanun Santhavesuk | 386,900 | 2.42 | 343,800 | 2.41 |
| 5. Mr. Anek Pana-apichon | 302,100 | 1.89 | 265,400 | 1.86 |
| 6. Mr. Wichai Kittiwittayakul | 199,500 | 1.25 | 164,800 | 1.16 |
| 7. Mr. Kim Siritaweechai | 135,300 | 0.85 | 117,400 | 0.82 |
| Type of warrant | Non-transferable unless received from an underwriter or as an inheritance | | | |

*As a result of the interim dividend for April 10, 2009 - August 13, 2009 of more than 50% of net profit after income tax, the Company has adjusted both the exercise ratio and exercise price of the warrants since August 26, 2009, under the conditions specified in the prospectus.

## 14) TOTAL REMUNERATION OF CORE SUBSIDIARIES' DIRECTORS AND MANAGEMENT TEAMS

14.1) Advanced Info Service Plc.

- Remuneration for the board of directors

During 2009, Advanced Info Service Plc. paid its board of directors a total remuneration of 13.425 million baht (including accrued bonuses of 4.450 million baht paid in February 2010), an increase of 0.363 million baht, or 2.78%, from 13.062 million baht in 2008.

*Unit:'000 Baht*

| NAME | POSITION | REMUNERATION FOR 2009 |
|---|---|---|
| Current directors | | |
| 1. Dr. Paiboon Limpaphayom | Chairman,<br>Chairman of Nomination and Governance Committee,<br>Chairman of Remuneration Committee | 2,850 |
| 2. Mr. Aviruth Wongbuddhapitak | Director,<br>Chairman of Audit Committee,<br>Member of Remuneration Committee | 2,450 |
| 3. Mrs. Tasanee Manorot | Director,<br>Member of Audit Committee | 1,800 |
| 4. Mr. Surasak Vajasit | Director,<br>Member of Audit Committee,<br>Member of Nomination and Governance Committee | 1,875 |
| 5. Mr. Suphadej Poonpipat | Director, | 1,400 |
| 6. Mr. Hubert Ng Ching-Wah | Director<br>Member of Executive Committee | 1,700 |
| 7. Mr. Chakree Subprawong | Director | 1,350 |
| | Total | 13,425 |

- Other remuneration

AIS has issued and allotted warrants to its directors and employees under the ESOP program. At the end of 2009, there were two grants remaining as follows:

| DESCRIPTION | GRANT 4 | | GRANT 5 | |
|---|---|---|---|---|
| Number of warrants granted (units) | 9,686,700 | | 10,138,500 | |
| Price | Baht -0- | | | |
| Expiration | Five years after date granted | | | |
| Exercise ratio* | 1 : 1.19454 | | 1 : 1.15737 | |
| Exercise price* (per share) | Bt.89.292 | | Bt.79.029 | |
| Date warrants granted | May 31, 2005 | | May 31, 2006 | |
| Directors and managers receiving warrants totaling more than 5% of each grant. | (Unit) | % | (Unit) | % |
| 1. Mr.Somprasong Boonyachai | 735,500 | 7.51 | 538,500 | 5.31 |
| 2. Mrs.Suwimol Kaewkoon | 580,000 | 5.92 | 591,400 | 5.83 |
| 3. Mr.Vikrom Sriprataks | 500,000 | 5.10 | 547,600 | 5.40 |

* AIS has adjusted both the exercise ratio and exercise price of the warrants since August 25, 2009 after paying a dividend greater than 50% of net profit after tax under the conditions specified in the prospectus.

- Remuneration for the management team

The total remuneration for the nine (9) members of the management team (as defined by the Securities and Exchange Commission) was 72.01 million baht, which comprised salaries, bonus payments, the provident fund and other benefits.

14.2 Thaicom Plc.

- Remuneration for the board of directors

During 2009, Thaicom Plc paid its board of directors a total remuneration of 7.700 million baht (including accrued bonuses of 2.25 million baht paid in February 2010), an increase of 0.455 million baht, or 6.28%, from 0.455 million baht in 2008.

*Unit:'000 Baht*

| NAME | POSITION | REMUNERATION FOR 2009 |
|---|---|---|
| Current directors | | |
| 1. Mr. Paron Isarasena Na Ayudhaya | Chairman<br>Chairman of Governance and Nomination Committee,<br>Chairman of Remuneration Committee | 2,150 |
| 2. Prof. Hiran Radeesri | Director,<br>Chairman of Audit Committee, | 1,700 |

| NAME | POSITION | REMUNERATION FOR 2009 |
|---|---|---|
| 3. Mrs. Charintorn Vongspootorn | Director,<br>Member of Audit Committee, Member of Governance and Nomination Committee,<br>Member of Remuneration Committee | 1,400 |
| 4. Mr. Samrieng Mekkriengkrai | Director,<br>Member of Audit Committee | 1.250 |
| 5. Mr.Yong Lum Sung | Director,<br>Member of Executive Committee | 1,425 |
| | Total | 7,700 |

- Other remuneration

From year 2002-2006, Thaicom have issued and allotted the warrant to its directors and employees under the ESOP program. The ESOP is a repeat, five-year program whereby the Thaicom allots an annual grant of warrants for five consecutive years. So far, five grants have been completely allotted and three grants have completely expired. (Grant 1 expired on March 26, 2007, Grant 2 expired on May 29, 2008 and Grant 3 expired on May 30, 2009.) There are two grants remaining as follows:

| DESCRIPTION | GRANT 4 | | GRANT 5 | |
|---|---|---|---|---|
| Number of warrants granted (units) | 7,562,100 | | 10,058,800 | |
| Price | Baht-0- | | Baht-0- | |
| Expiration | Five years after date granted | | | |
| Exercise Ratio *(warrant/shares) | 1:1.02245 | | 1:1 | |
| Exercise Price *(per share) | 16.441 | | 11.87 | |
| Date warrants granted | May 31, 2005 | | May 31, 2006 | |
| List of directors and employee receiving warrants | (Unit) | % | (Unit) | % |
| 1. Dr. Dumrong Kasemset * | 929,900 | 12.30 | 1,099,800 | 10.93 |
| 2. Dr. Nongluck Phinainitisart | 500,000 | 6.61 | 900,000 | 8.95 |
| 3. Mr. Yongsit Rojsrivichaikul | 440,000 | 5.82 | 800,000 | 7.95 |
| 4. Dr. Avudh Ploysongsang ** | 140,800 | 1.86 | 50,000 | 0.50 |
| 5. Mr. Kamonmit Vudhijumnonk | 105,900 | 1.40 | 150,000 | 1.49 |
| 6. Mr. Tanadit Charoenchan | 250,000 | 3.31 | 300,000 | 2.98 |
| 7. Mr. Paiboon Panuwattanawong | 900,000 | 11.90 | 1,100,000 | 10.94 |
| 8. Mr. Makin Petplai | 400,000 | 5.29 | 600,000 | 5.96 |
| 9. Mr. Pradeep Unni | 350,000 | 4.63 | 440,000 | 4.37 |
| 10. Mr. Sivaraks Phinicharomana | 136,100 | 1.80 | 150,000 | 1.49 |
| 11. Mr. Teerayuth Boonchote | 250,000 | 3.31 | 350,000 | 3.48 |

| DESCRIPTION | GRANT 4 | | GRANT 5 | |
|---|---|---|---|---|
| 12. Mr. Teerawat Kusalangkoonwat | 225,000 | 2.98 | 300,000 | 2.98 |
| 13. Mr. Atip Rittaporn | 400,000 | 5.29 | 450,000 | 4.48 |
| 14. Mr. Komsan Sereepapong | 70,000 | 0.93 | n/a | n/a |
| 15. Mr. Jiroj Srinamwong | 70,000 | 0.93 | 150,000 | 1.49 |
| 16. Mr. Pramook Chaiwongwutthikul | n/a | n/a | 170,000 | 1.69 |
| 17. Other employees | 2,394,400 | 31.66 | 3,049,000 | 30.31 |
| Total Warrants Issued | 7,562,100 | 100.00 | 10,058,800 | 100.00 |

* Resigned from THCOM on May 13, 2009.
** Resigned from THCOM on July 1, 2006.

- Remuneration for the management team

The total remuneration for 5 (five) managements not including Mr. Arak Chonlatanon (as defined by the Securities and Exchange Commission) was 35,906,497 baht, which comprised salaries, bonus payments, the provident fund and other benefits.

14.3 ITV Plc.

- Remuneration for the board of directors

During 2009, ITV paid its board of directors a total remuneration of 4.800 million baht, an increase of 0.165 million baht, or 3.56%, from 4.635 million baht in 2008.

*Unit:'000 Baht*

| NAME | POSITION | REMUNERATION FOR 2009 |
|---|---|---|
| Current directors | | |
| 1. Mr. Somkid Wangcherdchuwong | Chairman | 960 |
| 2. Mr. Vichakoraput Rattanavichaien | Director,<br>Chairman of Audit Committee,<br>Secretary to the board of directors | 600 |
| 3. Mr. Nittimon Jungsiri | Director,<br>Member of Audit Committee | 840 |
| 4. Mr. Sumatee Inhnu | Director,<br>Member of Audit Committee | 600 |
| 5. Mr. Somboon Wongwanich | Director | 600 |
| 6. Mrs. Rattanaporn Nammontri | Director | 600 |
| 7. Mr. Wuttiporn Diawpanich | Director | 600 |
| | Total | 4,800 |

- Contracted management service fees

As ITV currently has no business operations, there was no management remuneration in 2009. However, a total of 16.5 million baht was paid in service fees for legal advice and representation, financial and accounting management, and financial advice.

## Corporate Governance

### CORPORATE GOVERNANCE POLICY

The Board strongly believes that good corporate governance makes a vital contribution to the Company's basic foundations, providing a system of checks and balances, and ensuring transparency and equitable treatment of all shareholders and stakeholders. To this end, the Board and the management team must possess proven leadership skills, vision and accountability in order to promote sustainable growth of business operations, secure the confidence of investors and all related stakeholders, and maximize the economic value of the company and the long-term wealth of its shareholders.

The Board of Directors ("the Board") of Shin Corporation Plc ("the Company") passed a resolution to approve the Corporate Governance Policy, which lays down guidelines that comply with the Stock Exchange of Thailand's ("the SET") principles of good corporate governance and best practice recommendations. This policy became effective on November 13, 2002 and has been updated annually to keep it aligned with best business practices. The last update was made on March 22, 2009. These changes are communicated to the Board, management and all members of staff in order to comply with both the letter and spirit of the policy.

The Company's Corporate Governance Policy can be divided into the five sections shown below:


Rights and equitable treatment of shareholders and the role to stakeholders
Disclosure of Information and Transparency
BOARD OF DIRECTORS
Internal Control and Risk Management Systems
Code of Conduct

(For more details of corporate governance at Shin Corporation, please see the documents posted on our website at www.shincorp.com.)

## CORPORATE GOVERNANCE REPORT

In 2009, The Board had adopted the Company's corporate governance practices to assist it in the exercise of its responsibilities, and enhance the corporate governance in various areas in order to serve the best interests of the Company and its shareholders. This report comprises five sections as follows:

### 1) THE BOARD OF DIRECTORS

1.1) Composition of the Board

The Board comprises members who have a broad knowledge and experience of many business areas. As at December 31, 2009, the Board comprised eight (8) members and one more was in the process of being recruited. The current composition is as follows:

- Four (4) independent directors (a proportion of 4.9 or 44.44% of the total)
- Two (2) non-executive directors
- Two (2) executive directors

The Board annually reviews its size, composition and expertise to align it with the Company's business direction as recommended by the Nomination and Governance Committee in order to ensure that the Board performs its duties effectively with careful decision making in the best interests of the Company.

The Board firmly believes that its current size and qualifications enable effective and efficient supervision and monitoring of the Company's business operations and performance.

1.2) Separation of Positions: Chairman of the Board and Chief Executive Officer

The Company has a policy to separate the positions of Chairman of the Board and Chief Executive Officer. The Chairman of the Board, who is an independent director, is responsible for the operations, leadership and governance of the Board. The Chief Executive Officer is responsible for implementing the Company's business plans, strategies and policies.

1.3) Term of Directorship

A director's term of office is specified in the Company's Articles of Association. The Company has a policy whereby there is no limitation on a director's age or the number of times he or she may be re-elected. It is the Board's policy that an independent director may not be considered to remain "independent" after he or she has completed three (3) consecutive terms or a total of nine (9) years. However, the Board may still approve extensions for a period of one (1) year each time.

1.4) The Company's Approval Authority

The Board has clearly segregated the purview of authority between itself and the management and formulated an internal approval authority table with appropriate limits to delegate authority to each level of management. This provides the flexibility for each person to perform his or her duties and make effective decisions within an appropriate control system.

The approval authority can be divided into four major categories:

1. Investment and Management
2. Human Resources
3. Finance and Treasury
4. General Administration and Expenses

1.5) Board Committees

As of December 31, 2009, the Board had established the following five (5) board committees to undertake the review of specific essential tasks:

1. The Audit Committee
2. The Leadership Development and Compensation Committee
3. The Nomination and Governance Committee
4. The Strategic and Organizational Review Committee
5. The Executive Committee

All the committees have a clearly defined policy and framework to perform their duties, hold meetings and report directly to the Board.

The majority of members of the Leadership Development & Compensation committee and the Nomination & Governance Committee (including the chairman) are not independent directors. Although this is not in line with the SET recommendation in The Principles of Good Corporate Governance, the Board considers their composition suitable for the current business environment and ownership structure.

1.6) Directorships on Other Boards

In *The Principles of Good Corporate Governance,* the SET recommends that a person should not serve on the boards of more than five (5) companies at the same time. However, the Company does not limit the number of outside directorships because the Nomination & Governance Committee carefully selects qualified people who are able to devote sufficient time and attention to the Company's affairs.

1.7) Succession Planning

The Board has set out a succession plan for top executives, especially the Chief Executive Officer. As delegated by the Board, the Leadership Development and Compensation Committee in consultation with the CEO have developed a succession plan for the CEO position and those who report directly to the CEO.

Moreover, the Company has also developed a succession plan for the management team (department heads and higher) by identifying existing personnel. In cases where there are no potential successors, a development programme has been established to train suitable candidates. If a situation should arise where there is no suitable person available to replace a member of the management team, outside candidates will be considered in order to guarantee a smooth handover and continuity of operations, and retain the confidence of the Company's stakeholders.

1.8) Board Performance Self-Assessment

The effectiveness of the Board is vital to the success of the Company and it is current policy to conduct two rigorous evaluations every year, namely an overall assessment and a self-assessment by each member.

The objective of each evaluation is to review the performance of the Board and its individual members in order to improve overall effectiveness. The last evaluation was reviewed in March 2009 and the results revealed that the overall performance was good. However, the Board agreed that it needed to enhance its expertise continuously, especially industry knowledge related to the Company's core businesses, and encourage all board members to attend training programs organized by the Thai Institute of Directors.

1.9) Board Members Training and Development

The Company has compiled a manual for its Board members, which includes a summary of all related laws, rules and regulations and a definition of board members' duties, roles and other responsibilities. During the induction program, new directors will be fully briefed by a cross-functional management team on the background and operations of the Company and its subsidiaries. Moreover, the Company encourages all Board members to attend various seminars and courses that may benefit their performance. In 2009, the following Board members attended the Thai Institute of Directors' training program:

| NAME | PROGRAM |
|---|---|
| Mr. Vithit Leenutapong | Successful Formulation & Execution of Strategy |
| Mr. Arthid Nanthawithaya | Director Accreditation Program |
| Mr. Somprasong Boonyachai | Role of the Chairman Program |

On October 5, 2009, the Company held a seminar with both Thai and foreign guest speakers to present Thailand's economic outlook, *the Thailand & Regional Telecom Outlook and Business Risks* in the Telecom Industry to all the board members and executives. All the members of the Board and the Strategic and Organizational Review Committee also visited companies in Japan to keep abreast of 3G and satellite technology.

1.10) Board Meetings

a. Schedules and Agendas

The Board holds at least seven (7) regular meetings each year and meets at other times as necessary. The schedule for the year's meetings is drawn up in advance so all board members are able to attend each meeting in order to act in the best interests of the Company.

The main items on the agenda cover business plans, quarterly financial statements, key policies, new investment projects and operating results. The Secretary to the Board is responsible for scheduling the meetings and distributing the supporting documentation at least seven (7) days before the date of the meeting in order to provide each board member with sufficient time to study the details.

Each meeting generally lasts two to three hours. The Chairman of the Board must allow adequate time for the management to present the necessary information and the members to discuss each item on the agenda in order to ensure that the shareholders'

best interests are represented fairly. All board members have a right to express their opinions and submit items for the agenda.

The Secretary to the Board must attend all board meetings. He or she is responsible for ensuring that accurate and sufficient documentation exists to meet all legal requirements and enable authorized persons to determine when, how and by whom the Board's business was conducted. In order to fulfill these responsibilities, as required by the organization's bylaws, the Secretary to the Board must record the minutes of each meeting (later agreed upon and accepted by the Board) and file any supporting documents. All the documentation pertaining to each board meeting must always be available to all board members, shareholders and other concerned parties.

Attendance record for directors and members of board committees in 2009

(Number of meetings attended / Total meetings held)

| NAME | 2009 ANNUAL GENERAL MEETING | BOARD OF DIRECTORS | AUDIT COMMITTEE | NOMINATION & GOVERNANCE COMMITTEE | LEADERSHIP DEVELOPMENT & COMPENSATION COMMITTEE | STRATEGIC & ORGANIZATIONAL REVIEW COMMITTEE | EXECUTIVE COMMITTEE |
|---|---|---|---|---|---|---|---|
| Current Directors | | | | | | | |
| 1. Dr. Virach Aphimeteetamrong | Yes | 8/8 | | | | | |
| 2. Mr. Somchai Supphatada | Yes | 8/8 | 6/6 | | | | |
| 3. Mr. Vithit Leenutapong | Yes | 8/8 | 6/6 | 4/4 | 6/6 | 4/4 | |
| 4. Mr. Chalaluck Bunnag | Yes | 8/8 | 6/6 | | | | |
| 5. Mr. Boon Swan Foo* | No | 8/8 | | 4/4 | 6/6 | 4/4 | |
| 6. Mr. Arthid Nanthawithaya | N.A. | 2/2 | | 1/1 | | | |
| 7. Mr. Somprasong Boonyachai | Yes | 8/8 | | 4/4 | 6/6 | 4/4 | 14/14 |
| 8. Mr. Arak Chonlatanon | Yes | 8/8 | | | | 4/4 | 14/14 |
| Directors who resigned from the Board in 2009 | | | | | | | |
| 9. Mrs. Thitima Rungkwansiriroj | Yes | 6/6 | | 2/3 | | | |
| 10. Mr. Surin Upatkoon * | N.A. | 3/4 | | | | | |
| Committee Members | | | | | | | |
| 11. Mr. Suphadej Poonpipat | | | | | | 3/4 | |
| 12. Mr. Yong Lum Sung | | | | | | 3/3 | |

* Two directors attended the meetings listed below via teleconference.

1) Mr. Surin Upatkoon - Board Meeting Nos. 1/2009, 2/2009, 3/2009, 6/2009
2) Mr. Boon Swan Foo - Board Meeting No. 6/2009

b. Executive Sessions

It is the Company's policy that the non-executive directors shall hold meetings at least once a year to discuss matters relating to the Company's business or issues of common interest without the presence of executive directors.

1.11) Access to Information

Members of the Board have separate and independent access to senior management and the Company Secretary at all times if he or she needs additional information concerning the Company's performance and other information other than that provided at the board meeting.

The Board also receives analysts' reports on the Company, its subsidiaries and their competitors every month. These reports enable the Board to keep abreast of the key issues and developments in each industry related to the Company's core businesses.

1.12) Remuneration for Directors and the Management Team

The Company has a clearly defined remuneration policy, with remuneration for directors and the management team reviewed annually by the Leadership Development and Compensation Committee and submitted to the Board and shareholders for approval.

Remuneration is adequate, determined in a manner equitable with industry standards, and is performance-based as a way to motivate and retain qualified directors. All the details are disclosed under "Remuneration for The Company's Directors and the Management Team"

## 2) RIGHTS AND EQUITABLE TREATMENT OF SHAREHOLDERS, AND THE ROLE TO STAKEHOLDERS

2.1) Rights and Equitable Treatment of Shareholders

The Company respects the shareholders' rights and treats all shareholders equitably whether they are retail, foreign, institutional or major shareholders. Every shareholder is entitled to the rights and equitable treatment detailed below:

1. The right to receive share certificates and share transfers, and to be sufficiently informed of operating results and management policies on a timely basis.
2. The right to an equitable dividend.
3. The right to participate in meetings, vote and make recommendations on decisions concerning major corporate actions such as amendments to the Articles of Association, appointments to the Board, appointment of the Company's external auditors, and issuance of new share capital.
4. The right to be furnished with information concerning connected transactions.
5. The right to elect directors.
6. The right to sell shares back to the Company, should the shareholder disagree with the resolutions of a shareholders' meeting to amend the Company's Articles of Association concerning voting rights or dividend payments.

Moreover, all shareholders have equal rights as set forth in the Company's Articles of Association and related laws and regulations. To ensure equitable treatment for all shareholders, the Company holds regular and transparent shareholders' meetings, and provides a mechanism to protect against the release of inside information and a system to oversee the transactions of related parties and adequately disclose information about the Company.

At present, the Company does not have any established procedures for minority shareholders to propose items for consideration at the shareholders' meetings in advance or nominate candidates for the Board. As these procedures are recommended by the SET in The Principles of Good Corporate Governance, the Company has agreed to implement them when its free float rises above the minimum requirement of 15%. (The Company's free float is currently 3.88%)

## Shareholders Meetings

The Board holds the Annual General Meeting of Shareholders within four months of the end of the financial year. Extraordinary meetings may be held if warranted by particular circumstances that may affect the shareholders' benefits or are required by law.

It is the Company's policy to conduct all shareholders' meetings in a transparent manner with appropriate procedures in accordance with the law, which includes calling for a meeting and the distribution of supporting documentation, agendas and board resolutions in both Thai and English. This encompasses the meeting procedures as well as preparation and distribution of the minutes in accordance with regulations issued by the SET.

Information about the items on the agenda of each meeting is posted on the Company's website for shareholders to access 30 days before the meeting. Information on the last shareholders' meeting was posted on the Company's website on March 9, 2009 and mailed to shareholders on March 26, 2009.

The Company has introduced a bar code system to facilitate registration and vote-counting in order to expedite the procedure accurately. Before each meeting begins, the shareholders are informed of the rules along with meeting and voting procedures, including their right to ask questions about and give opinions on the items to be discussed.

The Chairman of the Board, the Chief Executive Officer, committee members, and the external auditors attend each meeting to provide explanations and answer questions about items on the agenda. The chairman of the meeting should allot sufficient time to encourage shareholders to express their opinions and ask questions.

At each meeting, the Company appoints at least one independent director to act as a proxy and vote on behalf of shareholders who are unable to attend but had informed the Company of their absence beforehand.

The minutes of the shareholders' meeting are published within fourteen (14) days of the meeting and also posted on the Company's website for the benefit of absent shareholders. Shareholders may obtain further information on the meetings or submit their questions in advance by contacting the Investor Relations Department.

At the 2009 Annual General Meeting of Shareholders held on April 10, 2009, there were 104 shareholders present in person along with proxies acting for absent shareholders, representing 97.38% of the Company's total issued shares. There were 11 shareholders who had authorized the Company's audit committee members and independent directors as their proxies, representing 96.65% of the Company's total issued shares.

All the Company's board members attended the meeting with the exception of Mr. Boon Swan Foo and Mr. Surin Upatkoon. The minutes of the meeting were posted on the Company's website at www.shincorp.com.

## 2.2) Role to Stakeholders

### 2.2.1) Rights of Stakeholders

The Company assigns the highest priority to the rights of stakeholders and has set guidelines within the code of Conduct and corporate social responsibilities policy to oversee all aspects of the business and ensure that appropriate priorities are maintained for all shareholders, employees, managers, customers, business partners, creditors, and the public and community at large. The Company facilitates cooperation among the various groups of stakeholders according to their roles and duties in order to create a fair and stable business environment that runs smoothly for the benefit of all parties concerned.


Customers
Competitors
Employees
Society and
the environment
Shareholders
SHIN
Business Partners
and Creditors

Shareholders

The Company acts as a representative of its shareholders in carrying out the business in order to maximize their satisfaction with regard to the Company's long-term sustainable growth and value as well as the disclosure of transparent and reliable information.

Employees

All members of staff are valuable assets and a critical success factor, so the Company places emphasis on developing and promoting a good culture and working atmosphere, teamwork, courtesy, and respect for individuality. The employment, promotion and transfer of all staff members are conducted in a fair manner based on ethical standards whilst maximizing human resource utilization.

The Company is responsible for implementing and maintaining a safe working environment in order to protect the lives and property of all its employees. The Company must also adhere strictly to the labour law.

Customers

Customer satisfaction and consumer confidence are very important to the Company. The Company aims to provide high quality goods and services at reasonable prices, and maintain a good relationship with its customers. The Company has thus determined the following guidelines:

• Products and Services
The Company shall provide high quality products and services, and continuously strive to improve these. The Company shall also provide complete and accurate disclosure of all information pertaining to its products and services without any misrepresentation.

• Confidentiality of Customers' Information
Directors, management, and staff members at all levels shall not disclose any information on customers without prior permission from those customers or authorized personnel of any company in the Group. The only exception to this is information requested by law enforcement officers acting in accordance with the law.

### Competitors

The Company has a policy of free and fair competition and will not try to monopolize the industry. The Company does not force its business partners to distribute only the Company's products.

The Company does not acquire information on its competitors by any illegal or unethical methods.

### Society and the Environment

The Company is aware that it is a Thai company and has a responsibility to Thailand and Thai society. The Company is committed to making a contribution to society by supporting activities of public interest and cooperating with the communities in which those activities are located.

The Company has a policy to produce goods and render services that are environmentally friendly and comply with all related environmental laws.

The Company supports activities that protect the environment and save energy. In addition, the Company has a policy to purchase and promote the use of products that are environmentally friendly.

### Business Partners and Creditors

The Company's dealings with any business partner shall be conducted in a manner that upholds the reputation of the Company and all relevant laws. All Company personnel must be aware of the common interests of the Company's business partners and treat them equitably. The selection of business partners shall be fair. The Company shall also consider its business partners to be the key factor in jointly creating a value chain for customers.

The Company shall keep all its promises and perform in accordance with the terms and conditions agreed with its creditors for the repayment of principal and interest, as well as safeguarding all guaranteed assets.

### 2.2.2) Channel for Stakeholders to Communicate Concerns

Any stakeholder, who wishes to offer suggestions or report unfair treatment, illegal acts or any activity that infringes the Company's code of conduct, can contact the Board or the Audit Committee in writing at the following address:

Company Secretary Office
Shin Corporation Plc
Shinawatra Tower 1, 13th Floor
414 Phahonyothin Road
Samsennai, Phayathai
Bangkok 10400

Or by email at:

- companysecretary@shincorp.com (to contact the Board)
- auditcommitte@shincorp.com (to contact the Audit Committee)

All suggestions, complaints or reports will be forwarded to the relevant parties and all actions taken reported to the Board and/or the Audit Committee.

## 3) DISCLOSURE OF INFORMATION AND TRANSPARENCY

It is the Company's mission and policy to disclose financial information and operating results to investors, along with other information that is fair, accurate, complete, transparent, and issued in a timely manner to use for investment decisions.

An investor relations unit was established in 1995 to communicate information to shareholders and investors through various channels, including road shows, meetings with analysts, press releases, publications in various kinds of media, posting information on its own website, teleconferences, and investor and analyst visits. This unit also answers questions over the telephone and via e-mail. The Company has developed a policy manual on investor relations activities in order to ensure thorough compliance with all relevant laws and regulations.

The following investor-relations activities and publication were organized during 2009:

1. Meetings with analysts and fund managers (23 times).
2. "Opportunity Day" arranged by SET (2 times).
3. Newsletter sent to shareholders to update them on the Company's performance and CSR activities (every quarter).

All the information disclosed during the meetings is also posted on the Company's website in order to ensure fair and adequate distribution of information to the other stakeholders.

For more information about the Company, please contact Mr. Panya Thongchai or Ms. Tomyantee Kongpoolsilpa in the Investor Relations Department (Tel. 02-299-5050, by e-mail at investor@shincorp.com or via the Company's website at www.shincorp.com).

## 4) RISK MANAGEMENT SYSTEMS AND INTERNAL CONTROLS

### 4.1) Risk Management

Risk management is an integral part of the Company's business. The Risk Management Committee and the Risk Management Unit established to formulate this policy, manage both internal and external risks, and develop risk responses in order to reduce risks to an acceptable level and ensure long-term value added to the Company's shareholders. In addition, the Executive Committee and the Audit Committee periodically monitor and review the risk management plan, and report the results to the Board for consideration.

All managers and employees are responsible for taking charge of the risks inherent in their business operations in order to keep them at an acceptable level. Information has always been provided to employees, which includes training and workshops to create a greater awareness of the importance of risk management.

### 4.2) Internal Controls

The Company has a policy to arrange and maintain an efficient and effective internal control system. The Board and the management team are responsible for maintaining the internal control system and reviewing its efficiency on a regular basis in order to safeguard the shareholders' investments and the Company's assets. The internal control system covers the areas of finance, operations, compliance, and risk management, and provides a reasonable assurance that the following objectives and goals can be achieved:

- Reliability and integrity of information and financial reports.
- Compliance with regulations, policies, procedures and related laws.
- Safeguarding of the Company's assets.
- Efficiency, effectiveness and operational economy for employment of resources.
- Effective achievement of the Company's objectives and strategies.

A good internal control system can provide early warning signals of any problems as well as reduce risks to an acceptable level.

The Company's internal control system is based on a framework developed by the Treadway Commission's Committee of Sponsoring Organization (COSO). The following points summarize the key control systems implemented by the Company:

(1) Organization & Control Environment

The Company has formulated business plans complete with objectives, strategies, long-term vision and budgets, and has determined evaluation criteria. It has restructured the organization to align it with these business plans. The Company has implemented a good corporate governance system, hires qualified personnel and continuously develops its human resources. It has established key policies and procedures to be used as guidelines in order to control financial transactions, purchasing activities and risk management. Codes of conduct have also been developed as guidelines for directors, management and employees.

(2) Risk Assessment

The Company has had a formalized, enterprise-wide risk-management system in place since 2002. The Risk Management Unit, Risk Management Committee and Audit Committee play major roles in overseeing the implementation of the risk management system. Risk is an integral part of business activities so every member of each business unit has the task of performing risk assessments when executing business transactions.

(3) Management Control

The Company has established controls over the various management duties and their segregation in order to ensure there is a system of checks and balances outlining proper written authority and approval levels and limits. Guidelines for connected and related transactions have also been developed to ensure compliance with relevant laws.

(4) Information and Communication

The Company has implemented a management information system to assist in decision-making. Critical information and data are collected, analyzed and stored in the Company's database. Two-way communications are done efficiently within the Company. At the board level, information and supporting documentation are provided to all members in order to make more informed decision-making possible.

(5) Monitoring

The monitoring system is handled by the management team and the Board to assess adherence to established plans. The internal audit department is responsible for monitoring the internal controls independently, and giving an assessment and recommendations to the management team.

At Board Meeting No. 2/2010, held on February 22, 2010 with the Audit Committee present, the Board assessed the following five areas of the Company's internal control system: organization and control environment; risk management; management control; information and communication; and monitoring. The Board found that the internal control system was operating effectively.

KPMG Phoomchai Audit Limited, the Company's external auditors, who conducted the audit of the 2009 financial statements, concluded that there was no material deficiency in the Company's accounting and financial control system.

4.3) Internal Audit

The Company has established an internal audit department that functions as an independent unit. The internal audit department reports directly to the Audit Committee and administratively to the President. Its duties and responsibilities include monitoring and assessing the effectiveness of the Company's and its subsidiaries' internal control systems, risk management systems and corporate governance to ensure that these are adequate and effective.

The internal audit department has adopted a risk-based approach in formulating the annual audit plan which focuses on key business risks that might have an impact on business goals and the accuracy of financial reports. This plan is reviewed and approved by the Audit Committee on an annual basis. The Audit Committee also reviews the audit results and progress reports on a quarterly basis.

The internal audit department conducts its activities by referring to the publication International Standards for the Professional Practice of Internal Auditing as a framework. All the internal audit staff members are provided with sufficient training and the necessary methodology to carry out operational, compliance, financial and information technology audits effectively. Each staff member is a Certified Internal Auditor (CIA).

## 5) BUSINESS CODE OF CONDUCT

In order to maintain high ethical standards, the Company has formulated a Business Code of Conduct to guide all of its directors, managers and employees as they perform their duties. The code covers the following areas:

1. Responsibility to Shareholders
2. Responsibility to Customers
3. Responsibility to Business Partners and Creditors
4. Responsibility to Staff
5. Business Competition
6. Responsibility to Society and the Environment
7. Conflicts of Interest
8. Giving Gifts, Entertainment and Gratuities
9. Participation in Political Activities
10. Safeguarding of the Company's Assets
11. Use of Inside Information and Trading of the Group's Securities
12. Distribution of Information and Interviews with the Press or Public
13. Related Transactions within the Group
14. Compliance with Laws, Rules and Regulations

Any violation of this code is subject to a full range of disciplinary action including dismissal. In addition, managers and supervisors at all levels are under the obligation to encourage their subordinates to abide by the code and always behave as model citizens, and to monitor their subordinates' compliance.

5.1) Whistle-Blower Policy

The Company has established a policy and procedures including an "Ethics Hotline" whereby any director, manager or staff member who observes or suspects a case of fraud, dishonest practice or a similar matter can report this directly to Human Resources, Internal Audit and Risk Management, the Ethics Committee or the Audit Committee. The aim of this policy is to encourage violations to be reported in good faith with an assurance that the informant will be treated fairly and given the best possible protection from reprisals.

During the year 2009, no violations were reported.

5.2) Conflicts of Interest

The Board has established a policy to control any conflict of interest that may arise between related parties, such as directors, managers, major shareholders or employees in order to show integrity, fairness and transparency in all transactions. Business decisions and actions must be based on upholding the best interests of the Company, not for personal gain or the benefit of a family member or close friend.

In year 2009, All directors and executives must report their own or related persons' interests when entering into a transaction with the Company or any of its affiliated companies as required by the Company's policy on rules and procedures for reporting of directors' and executives' interests in Shin Corporation and its affiliated companies. The Company Secretary will submit copies of the report to the chairman of the Board and the chairman of the Audit Committee, and report the details at the next board meeting.

5.3) Monitoring the Handling of Insider Information

The Company has a policy to maintain the confidentiality of material non-public information from unauthorized access that may lead to misuse. An information security policy has been developed that classifies documents by their level of confidentiality, controlling access on a need-to-know basis only.

In addition, all directors, managers and employees are required to report their personal trading of the Company's securities and are prohibited from using information that has not been released to the public in order to trade the Company's securities for their own or others' interests. This policy also requires each person to refrain from trading the Company's securities one month prior to the release of such information to the public.

The Company has distributed written guidelines and held informational meetings and training sessions governing the trading of its securities. The Company also announces the periods in which trading cannot be conducted.

The company secretary reports details of the Company's securities held by directors and management, and any change in these holdings, at the next board meeting.

Any breach of the policy on holding and trading the Company's securities shall be regarded as a violation of the Company's rules and is subject to serious disciplinary action under Sections 241 and 242 of *the Securities and Exchange Act (No.4) B.E. 2551.*

# NATURE *of* BUSINESS

## WIRELESS COMMUNICATIONS BUSINESS

The wireless communications business is operated by Advanced Info Service Public Company Limited (AIS). With 97% nationwide coverage, AIS currently has more than 28 million subscribers which represents around 45% subscriber market share and approximately 52% service revenue market share in Thailand.

**PRODUCTS AND SERVICES**

**MOBILE GSM NETWORK OPERATOR**

AIS and its subsidiary operate the 900MHz and 1800MHz GSM networks under the following Build-Transfer-Operate (BTO) agreements:

900MHz GSM Network: AIS entered into the 25-year BTO contract with TOT Corporation Public Company Limited (TOT) in 1990 and such contract is in forceful and effect until 2015. The terms of the agreement are summarized as follows:

AIS is required to build and raise capital for investment in the cellular network and transfer the network ownership to the TOT.

AIS is entitled to share its revenue from service to the TOT which at present includes :

1. 30% of postpaid revenue
2. 20% of prepaid revenue

AIS has entered into an Interconnection (IC) Agreement with Total Access Communication Public Company Limited (DTAC) and also with True Move Company Limited (True Move) in 2006 and 2007 respectively. Interconnection regulations require the network of a caller to pay an interconnection charge to the network of the receiver according to a tariff agreed by all involved parties. The interconnection rate that is agreed upon by the three operators is set at Baht 1 per minute.

1800 MHz GSM Network: 1800 MHz GSM network is operated through a subsidiary, Digital Phone Co, Ltd. (DPC) (98.55% owned by AIS). DPC operates under a 16-year BTO contract from CAT Telecom Public Company Limited (CAT), which started in 1997 and will end in 2013. Under the terms of this agreement, DPC is required to pay revenue share to CAT, currently the rate is 25% of its revenue from its mobile phone operation. DPC also entered into a network roaming agreement with AIS in order to provide a nationwide service to both the GSM1800 and GSM900 customers.

**INTERNATIONAL DIRECT DIALING SERVICE**

AIN GlobalComm Co., Ltd. (AIN) was awarded a 20-year license from the National Telecommunications Commission (NTC), which started from 2006 and will end in 2026. This license allows the service to operate its own international gateway facility. Under the license terms, AIN is required to pay an annual regulatory fee of 6% of its revenues; 2% of which is an Annual License Fee and the balance 4% is a Universal Service Obligation (USO) fee.

**DATA COMMUNICATIONS**

Super Broadband Network Co., Ltd. (SBN) provides data service on a fixed line facility. In 2007, SBN acquired a license from the NTC to be a network operator and a telecom service operator. SBN offered various services that include an internet (ISP), international & national internet gateway, International Private Leased Circuit (IPLC), Internet Protocol Virtual Private Network (IP VPN), a voice over IP, and an IP television.

Advanced Data Network Communications Co., Ltd. (ADC) is a joint venture between DPC and TOT with the contract period ended in 2022. ADC provides data communication via a telephone line network and an optical fiber service which offer varied services that include web hosting, data back up and integrated internet services.

## CALL CENTER

Advanced Contact Center Co., Ltd. (ACC) provides a call center service that is focused on customer care. The Call Center is the key differentiator for AIS as its services have evolved from simple after-sales and customer service maintenance to providing a much more proactive and customer-oriented approach, as well as promoting new marketing campaigns and suggesting new products and services to both existing and new customers. ACC also creates job opportunities for the sight-impaired and hearing-impaired community by employing them as members of the call center staff and provicing them with the same full employment benefits as all regular employees.

## SALES AND DISTRIBUTION OF HANDSETS, SIM CARDS, AND REFILL CARDS

Wireless Device Supply Co., Ltd. (WDS) sells and distributes handsets, SIM cards and refill cards. The handset sales and distribution business is not only specifically for AIS customers but all other potential customers through general dealers. SIM cards and refill cards are distributed through over 350 authorized Telewiz shops, 280 Telewiz Express outlets and more than 10,000 general dealers and sub-dealers nationwide.

## MOBILE PAYMENT BUSINESS

Advanced MPAY Co., Ltd. (AMP) was granted a license by the Bank of Thailand to provide payment service based on the electronic cash card under the brand "mPAY". mPAY enables AIS's customers to conveniently and securely engage in various financial transactions via mobile phone such as online shopping, bill payments, recharge of prepaid phone credit as well as payment for goods and services.

## OTHERS

Advanced Wireless Nerwork Co., Ltd. (AWN) renders telecommunication services, network and computer system services. AWN receives a license type - I to be an Internet Service Provider (ISP) and license type - III from the NTC. AWN has 2 subsidiaries, Mobile Broadband Business Co., Ltd. and Advanced Mobile Broadband Co., Ltd.

## INDUSTRY OUTLOOK AND COMPETITION

In 2009, the negative impact from the recession of world economy including Thailand reflected in weak consumer spending and retracted business investment. These factors pressured the market growth of telecommunications to a near flat growth from 2008. As voice service is reaching saturation, the mobile operators' strategy was mainly to preserve the existing shares of their voice revenue while pushing for the new growth from data services. In 2009, the market value of data services rose approximately 20% from 2008. The popular trend of smart phones and data services via mobile phone became rapidly increased during 2009 as social networking, such as, Facebook and Twitter, has seen a surprisingly hike in number of users. The lack of sufficient infrastructure on the fixed line network and hence the limited availability of fixed-line internet connection also became a driver to the rise of mobile internet connectivity through various mobile devices such as smart phones and wireless data card.

In 2010, the trend of mobile connectivity will clearly continue to pace as mobile operators and their business alliances are expecting to catch and stimulate the growth of subscribers and their consumption on mobile data. In particular, 3G technology will serve as a stepping stone for higher consumption on mobile data as it offers higher speed of data transmission.

## 2010 COMPETITIVE OUTLOOK

The economic figures in late 2009 have already shown early sign of demand recovery, the trend should also continue into 2010. The telecommunication market is expected to grow approximately 3% following the economic growth. Voice service which is the main income source and contributes over 80% of total telecom revenue is expected remain stable. However, the potential change in interconnection rate could adversely affect the pricing level of the current voice market. Other value-added service such as data service is expected to maintain its high growth around 20%. International roaming revenue will continue to recover following the improving trend of tourist arrival. International call will experience higher usage but there will also be price pressure from increased competition, which has already started in late 2009. Albeit

the improving economy, its recovery remains fragile, this prompts the mobile operators to remain conservative to the 2010 growth strategy and hence keep the cost under control. Capital expenditure, without the investment plan for the new 3G licenses, is also expected to remain relatively the same level as in 2009.

The 3G license allocation is an important business opportunity that will enhance technological standard of the industry to promote economic growth and social development. As Thailand's Internet broadband connectivity remains low due to limited infrastructure, investment in 3G technology will be the key to drive broadband penetration and usage. In bridging the digital divide, mobile broadband has a potential to quickly and cost-effectively fill in the gap between urban and rural areas for information access and therefore create the socio-economic benefits to the population in the long run.

## SATELLITE AND INTERNATIONAL BUSINESS

THAICOM Public Company Limited (THCOM) operates three types of businesses - satellite transponder leasing and related services, Internet-related services and media services (telephone directories and distribution), and telephone-related services.

### PRODUCTS AND SERVICES

### SATELLITE TRANSPONDER LEASING AND RELATED SERVICES

THCOM was granted the 30-year satellite agreement for the operation of domestic communication satellite from the Ministry of Information and Communication Technology (MICT), expiring in 2021, to operate the national satellite communications project. In 2009 THCOM operates four satellites namely Thaicom 1A, Thaicom 2, Thaicom 4 (IPSTAR), and Thaicom 5.

In 2009, THCOM has 3 conventional satellites in orbit, namely Thaicom 1A, 2 and 5, offering end-to-end satellite solutions to both Thai and foreign customers. As Thaicom 1A had approached its end of life in Year 2009, THCOM has successfully transferred the customers from Thaicom 1A to Thaicom 2 and 5 since May 2009. THCOM offers leasing service of the conventional satellite transponder and video broadcasting. Whether for DTH, cable headend or global digital TV programming distribution, Thaicom satellites serve as the gateway for many of the world's leading broadcasters through Teleport and DTH Center.

Thaicom 4 (IPSTAR) offers a variety of the high-speed broadband satellite solutions via Internet Protocol (IP) network throughout the Asia-Pacific Region. These services include voice, data, and video applications for corporate and private consumers at reasonable prices. To strengthen its satellite business, in 2007, THCOM launched a new product and service called "DTV" through its wholly-owned subsidiary, DTV Service Company Limited. DTV, known as "Yellow Dish" in the market, is a low-cost Ku-band satellite dish set able to receive free-to-air television programs.

### INTERNET-RELATED SERVICES AND MEDIA SERVICES

THCOM provides Internet-related businesses through its subsidiaries/associated companies/joint venture companies including CS LOXINFO Public Company Limited (CSL), with the satellite agreement for the operation of domestic communication satellite from CAT granting it the exclusive license to provide television transponder services via satellite and Internet via satellite for 22 years, expiring in 2016. CSL has major services including Internet services via Leased Circuit/ Leased Line, High-speed Internet services via telephone line (ADSL), High-speed Internet services via satellite network (IPSTAR), and Internet services via telephone line (Dial-up), Internet Data Center (IDC), Internet value added services, VoIP service, and Uplink/ Downlink services.

Regarding media services, THCOM has investments through Teleinfo Media Public Company Limited (TMC), a subsidiary of CSL. TMC publishes and distributes the White Pages and Yellow Pages Telephone Directory and operates call center for directory enquiries plus general and entertainment information via 1188 and 1900 222 xxx.

### TELEPHONE-RELATED SERVICES

THCOM provides telephone-related services in neighboring countries through its investment in a holding company called Shenington Investments Pte Ltd. (SHEN), which has invested in the two companies below:

- Lao Telecommunications Co., Ltd. (LTC) is a joint venture between the Government of Lao PDR (51%) and SHEN (49%). LTC has a 25-year license, expiring in 2021, to provide comprehensive telecommunication services for Laos using the latest digital technology including fixed-line (PSTN and CDMA-200 1X 450 MHz) and mobile (GSM 900/1800 MHz and 3G networks), international calling and Internet.
- Mfone Co., Ltd. (Mfone) was granted a 35-year concession from the Government of Cambodia, expiring in 2028, to provide fixed-line phone service under CDMA 450 system, mobile phone under GSM 900MHz/1800 MHz, and UMTS or 3G 2100 MHz systems, international calling and internet.

## INDUSTRY OUTLOOK AND COMPETITION

### CONVENTIONAL SATELLITE

As broadcast business forms the core revenue and dominates the current conventional satellite market, the industry is experiencing significant challenges as broadcasters have been severely hit by the economic downturn. However, the Ku-band direct-to-home (DTH) market is still very strong in the Asia Pacific region. Moreover, the demand for satellite communications transmitted under the standard C-band frequency has been increasing throughout the region. In addition, satellite operators indicate that other growth drivers for satellite capacity demand may include the growth in High Definition (HD) channels, new 3D video format and data communication for enterprise and government sectors.

In Thailand, the new Broadcasting Act B.E.2551/C.E.2008 has already been imposed since 2008 and the National Telecommunication Committee (NTC) has just announced the rule for application of temporary TV license to open and legalize the market. THCOM expects that the number of Thai TV operators and channels will increase dramatically as a result of the legislation. With regards to the foreign market, THCOM considers the Indochina, South Asian (except India) and African regions as the emerging satellite markets, with high potential of growth for direct-to-home (DTH) and channel distribution services - segments that are expected to grow massively within 1 to 2 years.

### BROADBAND INDUSTRY

Asia-Pacific is the world's leading region in terms of telecommunication infrastructure, and Information and Communication Technology (ICT) development. In terms of broadband access, the Asia-Pacific region has also made remarkable progress in the past few years with broadband subscribers growing from 27 million in 2003 to 133 million at the beginning of 2008 and 177 million in 3Q09. The people living in developed countries in this region can easily avail themselves of a high speed and low cost broadband connection, and enjoy an Internet penetration rate of 18.5%. However, broadband access in the developing countries is limited only to urban areas, and has low or negligible penetration rate. On average, 70% of the population in developing countries lives in rural area. At present, satellites are primarily used for broadcasting services, especially in providing communication links to rural and remote areas where no network infrastructure is available to offer broadband service.

A widening digital divide gap between urban and rural areas still exists in some countries, for example China, where there is a lack of both economic feasibility and government urgency to provide telephone and broadband services nationwide. However, due to the region's fast-growing population, economy and Internet penetration, service providers in countries like Malaysia, the Philippines, Vietnam and Myanmar are now expanding telephony and broadband services to remote and isolated areas.

The growth of mobile subscribers had been impressive. With a regional penetration rate approaching to 55%, almost 3 out of 5 people living in Asia-Pacific enjoy the benefits of mobile telephony today. This success is set to continue, with connection forecasts to exceed 3 billion by 2013. The growth in mobile industry also affects the overall demand for IP-based networks since broadband can also be used for mobile trunking solutions.

## MEDIA AND ADVERTISING BUSINESS

The media and advertising business comprises a television station, ITV Plc (ITV), and an advertising production house, Matchbox Co., Ltd. (MB).

### PRODUCTS AND SERVICES

### TELEVISION STATION

ITV used to operate as Thailand's first UHF system television station under the name ITV Television. ITV was awarded a BTO Operating Agreement for television in UHF system, signed by the Prime Minister's Office on July 3, 1995, to build and operate a UHF television master station for a period of 30 years, ending July 3, 2025. Under the Agreement, ITV shares its revenue with the Prime Minister's Office at a rate specified in the Agreement.

However, the ITV's Agreement was revoked by the Prime Minister's Office on March 7, 2007 on the ground that ITV did not pay the shortfall fees including interest and fine. The Prime Minister's Office also ordered ITV to transfer back the assets under BTO Agreement. Hence, ITV had to cease the operation of the UHF system television station. Then, the parties entered into dispute resolution process by arbitration.

### ADVERTISING

MB's major activities centered on advertising and production services, producing advertising materials and coordinating media, including television, newspapers, radio, advertising signs and websites. MB also organized event marketing for customers to build up end-user feelings toward products and impress them with the product quality.

### INDUSTRY OUTLOOK AND COMPETITION

In 2009, according to Nielsen Media Research, the total advertising expenditures in Thailand amounted to Baht 90.20 billion, close to that of 2008 as a result of the effects of economic downtown and policital instability.


ADVERTISING
EXPENDITURES
Total adex
Total adex Growth
92.0
90.1
90.2
2.6%
-2.1%
0.1%
Baht Billion
2007
2008
2009

# RISK FACTORS

Shin Corporation Plc ("SHIN" or "the Company") is a holding company with investment in the following business areas: wireless communications; satellite & international; and media & advertising. From the nature of each business, the Company is exposed to the following risks.

(Risk factors of SHIN, Advanced Info Service Plc("AIS"), Thaicom Plc ("Thaicom") and ITV Plc.("ITV")can be found on their annual registration statements (Form 56-1).)

## 1.RISK OF THE COMPANY

1.1 Risk from nature of business as a holding company dependent on the receipt of dividends

As a holding company, The Company is dependent on the receipt of dividends from our subsidiaries and associated companies, the payment of which depends on their future financial performance and cash flow. If the performance of our subsidiaries and associated companies fails to reach the predetermined targets, the dividend payments may be lower than expected.

In addition, the ability of our subsidiaries and associated companies to pay dividends to their shareholders, including the Company, is subject to applicable laws and any restrictions or covenants contained in each company's debt instruments and credit agreements.

To mitigate the risks involved, each business unit is required to draw up an annual business plan before the beginning of every year, determine its strategic direction and prepare a budget. Each plan must be reviewed and approved by the business unit's executive committee and board of directors prior to implementation. In general, the Company's executive committee meetings are held on a monthly basis to consider and review the business plans, and evaluate business performance, financial management and marketing strategies in order to ensure that the appropriate risk management is achieved on a timely basis.

1.2 Risk arising from business expansion

The Group's associates and subsidiaries continue to expand their businesses. Should these companies be unable to obtain the necessary investment capital by themselves, the Company, as a major shareholder, would incur the risk of injecting more capital. Moreover the Company may also require a fund for expanding new business.

This should not be a great difficulty to the Company, given its strong financial status and sustainable cash inflow from dividend income from subsidiaries and associates that should maintain its liquidity and cash flow.

To reduce the risk involved in new investment, the proposal will be carefully studied prior to approval in order to determine the potential return. The Company also places a strong emphasis on maintaining good relationships with its investors and the financial community, both local and foreign, in order to facilitate future financing needs.

1.3 Foreign exchange risk

Because investment in telecommunication and satellite technology involves foreign currency, the Group is by necessity exposed to foreign exchange risk.

The Group manages foreign exchange risk through hedging instruments such as entering into forward contracts in foreign currency in order to soften the risk from fluctuations in the exchange rate. The Group has consistently been very conservative in its financial policies and the management of foreign currency risk is based on net foreign-currency-dominated transactions, revenue structure and cash-flow structure. After careful and detailed analysis, the most appropriate financial instrument is selected.

As at December 31, 2009, the Company and its subsidiaries had outstanding foreign currency assets and liabilities of Baht 2,241 million and Baht 3,279 million, respectively, after entering into foreign currency forward contracts and cross currency interest

rate swap and foreign currency options (the details are shown in the notes to the financial statement, item 29).

1.4 Risk from the effects of the global economic recession

The world financial crisis caused by the non-performing "subprime" loans in the USA, which erupted at the end of 2007 and has had an impact on the global economy, has required many governments to extend financial rescue and stimulus packages to curb the severity of the resulting economic recession and its impact on social well-being. There is speculation that the world economy, including Thailand, will begin to recover in 2010 from the trough it reached in 2009. However, the situation is still very fragile as can be seen from the latest debt moratorium granted to Dubai at the end of last year. This is a clear indicator that the recovery is not yet very strong and may be less than expected in Thailand this year. Although there is a good likelihood the Thai economy will expand in 2010, the growth may be lower than earlier forecasted as the global economy, especially in the USA and Europe, is still in the early phase of recovery and its sustainability is still in question. In addition to this, political instability in Thailand could undermine economic growth, causing a decline in local consumption and private-sector investment. These factors might have a negative impact on the revenue of companies in the group.

Both the external and internal factors mentioned above might cause a fluctuation in foreign exchange and interest rates. In addition, the global capital market has become highly volatile from the movement of funds by foreign investors and the liquidation of investment funds. Mutual funds and foreign investors in Thailand might reduce their liquidity risk by transferring funds to low-risk investment alternatives.

This might have an impact on the country's liquidity including the cost and availability of funds for the investment needs of the group. However, the group has prudently managed its own liquidity by diversifying its source of fund, maintaining sufficient excess cash to support operations and investments, and appropriately managing the foreign exchange and interest rate risks.

1.5 Risk from litigation to which the Company are not a party, which may result in the revocation of operating agreements of AIS and Thaicom (Mr.Satra & Dr.Supong)

On March 20, 2006, Mr. Satra To-Orn submitted a complaint to the Central Administrative Court (the "CAC") against the Ministry of Information and Communications Technology (the "MICT"), the Ministry of Transportation (the "Transport Ministry") and the Office of the Permanent Secretary, the Prime Minister's Office (the "PMO"), requesting the court to (i) order the defendants to terminate the operating agreement entered into with AIS, Thaicom and ITV; and (ii) grant a temporary injunction preventing new shareholders from taking any action or receiving any benefit under such operating agreements.

Mr. Satra claimed that the defendants neglect to exercise their duties to terminate the operating agreements upon the transfer of the Company shares to new shareholders which results in material shareholding structure and in control of operation of the Company that carries on the business which is a Thai national resource that must be owned and operated for the benefit of the Thai people under applicable Thai law. The CAC ruled that Mr. Satra had no right to claim because he had not been a party to the operating agreement. However, Mr. Satra appealed to the Supreme Administrative Court on September 12, 2006 which later ruled that Mr. Satra could claim citing his public interest on the ground that if the Company business were under control of alien, it would cause damage or result in national security and unavoidably affected Mr. Satra. Accordingly the Supreme Administrative Court ordered the CAC to accept and try the complaint which is now in the process of consideration of CAC.

On November 17, 2006, the CAC ordered not to accept Mr. Satra's order of provisional remedial measure before delivery of judgment in respect of preventing new shareholders from taking any action or receiving any benefit under such operating agreements because the CAC desired that the cause of the case is not sufficient to pursue according to Mr. Satra's request and this case concerns to examination of the operating agreement which has the provision and liability to response under the agreement. The order of CAC would be final. In case of such complaint is still in the procedure of CAC.

AIS and Thaicom should not be affected in so far as there is no decision to the extent that state officials have acted in accordance with the actions cited in the complaint and that shareholders of the Company are under control of alien. In addition, whether or not the operating agreements could be revoked shall be considered under the terms and conditions of the such agreements.

On April 19, 2007, Dr.Supong Limthanakul submitted a complaint to the CAC against the MICT, the National Telecommunications Commission (the "NTC"), requesting the court to consider whether or not such government authorities neglect to perform their authority to inspect the operation of Thaicom after the sale of SHIN's shares to the new major shareholder. The case is under the process of consideration of the CAC. However, the Company cannot assure that result of the case will not impact the operating agreement of Thaicom.

### 1.6 Risk if the Company are deemed to be a foreign entity

The Foreign Business Act B.E. 2542 (the "FBA") is an act to regulate the level of permitted foreign shareholdings in Thai companies. A definition of "Foreigner" defined in the FBA also applies in the Telecommunications Business Act B.E. 2544 (the "TBA") as regards qualifications of applicants for licenses under type 2 and 3. There is a provision under the FBA prohibiting Thais to act as nominees for foreigner carrying on businesses which require permission under the law.

In 2006, the Ministry of Commerce (the "MOC") investigated shareholding on behalf of foreigners in companies including major shareholders in Kularb Kaew Co., Ltd. ("Kularb Kaew"), a Thai company holding shares in Cedar Holding Co., Ltd. ("Cedar"), which is a major shareholder of Shin Corporation Public Co., Ltd. The issue is whether a major Thai shareholder of Kularb Kaew holds shares on behalf of foreigner. The MOC has summarized the case and referred to the public prosecutor for prosecution in the Criminal Court. The case is under the process by competent official.

If Kularb Kaew is found under a final court decision to be a "foreigner," then Cedar could be deemed to be a "foreigner" and the Company including AIS, DPC and Thaicom could also each be deemed to be a "foreigner". In addition, the court has power to order those holding shares on behalf of foreigner to discontinue holding shares. However, the Company, AIS, DPC and Thaicom believe that they have not committed any offence, as a result, the Company, AIS DPC and Thaicom, may allow to find new shareholders to replace those alleged to have held shared on behalf of foreigner. Failure might affect applying for new licenses of AIS, DPC and Thaicom.

The operating agreement granted to AIS does not contain a clause of shareholding limitation by foreigner.

The Company cannot assure that the case will not impact the operating agreements and licenses of AIS, DPC and Thaicom, and the Company cannot predict a change in law that if there may be an issuance of any law, announcement or regulation to change the existing legal principles relating to the definition of "Foreigner".

### 1.7 Risk arising from material amendments to operating agreements which may not have been duly approved by the Cabinet and may therefore be invalid

Under the Act Permitting the Private Sector to Participate in or Operate State Businesses B.E. 2535 (the "Private Sector State Business Participation Act"), any joint project or investment by the Government with a private entity, or permission given to a private entity to invest in a business operating under a Government license or granted right, with a value of Baht 1(One) billion or more must be approved by the Cabinet (including the scope of work and the form of agreement). A transitional provision provides that steps taken before the effectiveness of the Private Sector State Business Participation Act are enforceable, but any new arrangement must be approved by the Cabinet.

It is unclear whether the Private Sector State Business Participation Act or the transitional provision applies to amendments made to operating agreements with the government entered into before the Act became law.

After the Private Sector State Business Participation Act became law, prior governments entered into new operating agreements with DPC, and amended pre-existing operating agreements with AIS and THCOM without obtaining the Cabinet approval.

The Council of State opined in respect of the effectiveness of the amendments of the operating agreement with the government that it still be valid until revocation and also gave the case to the Coordination Committee under Article 22 of the Private Sector State Business Participation Act to find the fact of such amendments and verify whether there is an impact to the public interest. If there is such public interest impact, it may be revoked but if not, it will be ratified or amended to be it be duly effective, At this stage, the Coordination Committee under Article 22 of the Private Sector State Business Participation Act was appointed, the committee is considering the fact in order to

perform their duty under the said Act. If such amendments are revoked, there may be impact to shorten the contract period and higher revenue sharing of prepaid service.

According to the operating agreement with the government of DPC and CAT came into force after the effectiveness of the Private Sector State Business Participation Act. However, it shall be applied mutatis mutandis in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act. Presently, the Coordination Committee according to Section 13 is appointed and is pending on the process according to the Private Sector State Business Participation Act and after which the committee shall perform the prescribed duties.
The Company cannot ensure the outcomes of the case derived from the committee or the cabinet whether or not it will materially and adversely affect the Company's business, financial condition, result of operation and prospects.

## 2. WIRELESS COMMUNICATIONS BUSINESS

2.1 Regulatory and government policies risk

2.1.1 Assignment of frequency for the operation of mobile cellular IMT 2000 or 3G

The National Telecommunications Commission (NTC) has planned to assign frequency ranging from 1920 MHz - 1965 MHz along with 2110 MHz - 2155 MHz and 2010 - 2025 MHz for use on the mobile cellular service system IMT2000 or 3G by employing an external project consultant to study and to guideline the criteria and the appropriate and efficient procedures for frequency assignment for Thailand and NTC had held several public hearings, which were open for public opinion from entrepreneurs and the general public both in central and regional areas and at the last hearing there has been additional issues which may be brought into consideration for the draft of Information memorandum as follows:

1. Pre-Qualification
2. Granting Conditions namely; the provision of nationwide service, the jointly use of basic structure and Wholesale Access for MVNO
3. Payment of Bidding Fee
4. Bidding Process Term
5. Reserve Price and Starting Price
6. Reserve Plan in case the number of the Bidders is equal to or less than the number of the licenses
7. Bidding Process
8. Terms and conditions for the transfer of the subscribers from 2G to 3G
9. Security

Furthermore, there is still a risk of uncertainty regarding the power of NTC whether NTC has the power to assign the frequency and to grant IMT 2000 or 3G licenses or not in which cases NTC has already request for the opinion from the Council of State as follows:

- Whether the Board of Directors of NTC, where 3 members of which have been drawn out and 1 member has resigned but are still acting, shall be able to assign and grant the International Mobile Telecommunications (IMT) or 3G or not;

- Whether the issuance of 3G licenses shall comply with the Act Permitting the Private Sector to Jointly Undertake Work or Operate the Work of State Enterprise B.E. 2535 or not.

In addition, if the selection process for the replacement of the members of the Board of Directors of NTC which three were drawn out and one has resigned is completed. The 4 new members of the Board of Directors of NTC may approve, amend, cancel or revise the criteria for the assignment of the frequency and the issuance of IMT 2000 or 3G licenses.

As a result of the above events, the assignment of the frequency for the operation of IMT 2000 or 3G shall be delayed. This shall result in non assignment of the frequency to any operator except TOT which has already been assigned of the frequency recently; therefore, there shall be no impact on the business of AIS in short term but the business operations of AIS in the future could be affected due to the license granted under the Cellular Mobile Telephone Agreement (the "Agreement") by TOT Public Company Limited (TOT) will expire in September 2015 unless it is further extended. If AIS is awarded the frequency, it would enable AIS to operate 3G mobile phone services for a period described in the license which shall be between 15 to 25 years.

In addition, if the organization which will regulate the telecommunication and broadcasting business is established according to Article 47 of the Constitution of the Kingdom of Thailand B.E. 2550 namely the National Broadcasting Telecommunications Commission (NBTC), the risks of the bidding conditions for the assignment of IMT 2000 or 3G licenses may change.

### 2.1.2 Organization regulating telecommunication and broadcasting business

On 10 June 2008, the cabinet has approved the drafted Act on the Organization to Assign Radio Frequency and Regulate the Broadcasting and Telecommunication Services B.E...... in order to be in conformity with Article 47 of the Constitution of the Kingdom of Thailand B.E. 2550, which prescribes the establishment of an independent state organization to assign the frequencies and regulate telecommunication and broadcasting business under the specified conditions, and in conjunction with Article 305 (1) of the Constitution, there shall later be one organization responsible for the regulating of telecommunication business, namely the National Broadcasting Telecommunications Commission (NBTC). At the said meeting of the cabinet, there were several important points needed to be studied and reviewed because the authority, the selection, the check and balance of authority of the organization must be precise. At present, the said drafted Act is pending on the submission to the House of Representatives. It is expected that it will take some times to establish the organization and, thus, it is unclear to point out the direction of the telecommunication and broadcasting business in the country.

However, NTC, as an independent organization in charge of regulating the telecommunication business in Thailand, is still active and is empowered according to the Telecommunications Business Act and Frequency Assignment Organization Act B.E. 2543 to prescribe policies, rules and regulations. Article 305 (1) of the Constitution also stipulates that the enacted law must not affect the legitimate permission, agreement or contracts which have been done prior to the date of an announcement of this Constitution until the expiration of such permission, agreement or contracts, which recently has proposed the use by way of an amendment to amend the Act on the Organization to Assign Radio Frequency and to Regulate the Broadcasting and Telecommunication Service B.E. 2543 instead of drafting a new entire bill.

AIS cannot estimate the release timing of the Act on the Organization to Assign Radio Frequency and Regulate the Broadcasting and Telecommunication Services B.E......, or the revision of the existing Act, the exercise of power, the scope of policies and regulations of NBTC which shall be established in the future, and AIS cannot also foresee whether the establishment of any other regulatory body including any change or reformation of the laws shall have a significant impact on AIS's current scope of telecommunication business operation including financial status and business opportunities or not.

### 2.1.3 Law on use & connection of telecommunication network (Interconnection Charge)

According to the Telecommunication Business Act B.E. 2544 and the announcement of NTC regarding the Use and Interconnect of Telecommunication Networks B.E.2549, AIS has entered into the Interconnection Agreements with Total Access Communication Public Company Limited on November 30, 2006 and with True Move Company Limited on January 16, 2007 both of which have been approved by NTC during the year 2007. AIS has already provided the service based on such Interconnection Agreements but no interconnection charges have yet been collected or any record relating to the Interconnection Charge has been booked in AIS's provisional financial statement because TOT the contract grantor has issued a written notice to AIS that AIS is not a legitimate licensee of telecommunication network, therefore, is not entitled to enter into the Interconnection Agreement by virtue of the announcement of NTC regarding the Use and Interconnect of Telecommunication Networks B.E. 2549.

On 31 August 2007, TOT filed a lawsuit against NTC at the Central Administrative Court in order to withdraw the said announcement, and on February 4, 2008, TOT issued a written notice to AIS informing that AIS should wait for the court decree to be used as a guideline, and if AIS complies with the announcement of the NTC prior to the final judgment of the administrative court, TOT shall not acknowledge it, and AIS must be liable for such action.

However, after having considered the letter from TOT, the relevant laws and the comments of the legal consultant, the management of AIS is of the opinion that non-compliance with the above Interconnection Agreement would be in conflict with the announcement of NTC regarding the use and interconnect of telecommunication network. Therefore, AIS decided to

comply with the said Agreements which are in line with the legal provisions currently in force by issuing invoices to collect the interconnection charge from the contractual parties and recorded the relating particulars in the financial statement for the year ending December 31, 2007 and subsequently, the interconnection charge has been paid among the parties.

According to the Cellular Mobile Telephone Service Agreement, AIS is required to pay remuneration annually to TOT at the minimum amount as specified in the Agreement or in a percentage rate of the revenue and any other benefits received by AIS during the year before deduction of any expenses and taxes whichever is higher. However, the interconnection charge is an item which must be observed under the law, and TOT requires the final judgment of the court which AIS expects that there shall be negotiations regarding the calculation method of the annual remuneration at a later date. Therefore, in order to take a cautious approach, AIS has calculated the annual remuneration from the net revenue in the same practice as of the telecommunication industry. The amount of remuneration, which AIS has to pay to TOT, depends on the judgment of the administrative court regarding the withdrawal of the NTC announcement and ongoing negotiations between AIS and TOT after which the financial statement of AIS shall be adjusted accordingly which the management of AIS is confident that no additional expenses will be materially incurred.

On December 30, 2008, TOT has notified in writing to AIS that the result of the negotiation between TOT and AIS regarding a rate and a calculating method of the revenue sharing has not be concluded and requesting AIS to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 in the amount of Baht 761 million based on the rate and calculation method of AIS within December 30, 2008 and AIS has already remitted the revenue sharing to TOT on December 30, 2008 by using the calculation method proposed by AIS for the interconnection charge since July 2008 up to the present. AIS and TOT have set up the negotiation committee but the dispute has not reached the conclusion.

2.1.4 Disputes

- Disputes relating to the excise tax between Advanced Info Service Public Company Limited (AIS) and TOT Public Company Limited (TOT)

On January 22, 2008, TOT submitted a dispute (Case No. Black 9/2551) to the Arbitration Institute, Dispute Resolution Office, and Courts of Justice demanding AIS to pay additional revenue sharing for Baht 31,463 million plus interest at the rate of 1.25 percent per month of the unpaid amount computing from the default date (January 10, 2007) until full payment is made.

AIS has submitted an objection to such demand to the Arbitration Institute, Dispute Resolution Office, and Courts of Justice on March 25, 2008 and the Arbitration Panel has already been set up and the disputes are in the process of the arbitration procedures.

However, the management of AIS believes that the outcome of the case shall be in favour of AIS since such claimed amount is the same amount of the excise tax which AIS has delivered during 28 January 2003 to 26 February 2007, and AIS deducted such amount from revenue sharing pursuant to the resolution of the Cabinet on 11 February 2003.

Therefore, AIS has correctly and completely complied with the resolution of the Cabinet as is the same standard practice of the telecommunication business industry. In addition, TOT has issued a letter ref. no. Thor.Sor.Thor. BorYor./843 dated March 10, 2003, stating that AIS had correctly complied with the resolution of the Cabinet, and AIS's burden remains at the same percentage rate as specified in the Agreement and the submission of the said excise tax return shall not affect the terms of the Agreement.

- Disputes relating to the excise tax between Digital Phone Company Limited (DPC) as an affiliated company of AIS and CAT Telecom Public Company Limited (CAT)

On January 9, 2008, CAT submitted a dispute (Case no. Black 3/2551) to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC a subsidiary of AIS to pay additional payment of revenue sharing for Baht 2,449 million under the Digital PCN (Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until full payment is made (total penalty, computing as at December 2007 (B.E.2550) is Baht 1,500 million) totaling Baht 3,949 million and later, on October 1, 2008, CAT has submitted a request to amend the

amount of claim by decreasing the demanded amount including the penalty to Baht 3,410 million.

DPC has submitted an objection to such demand to the Arbitration Institute, Dispute Resolution Office, and Courts of Justice on March 12, 2008. At present, it is in the process of appointment the Chairman of the Arbitration Panel.

However, the management of AIS believes that the outcome of the case shall be in favor of AIS since such claimed amount is the same amount of the excise tax which DPC has delivered during September 16, 2003 to September 15, 2007, and DPC deducted such amount from revenue sharing pursuant to the resolution of the cabinet on February 11, 2003. Besides, CAT has sent a letter notifying DPC to comply with such cabinet's resolution. Therefore, DPC has correctly and completely complied with the resolution of the cabinet as is the same standard practice of the telecommunication business industry.

- The case between AIN GlobalComm Company Limited (AIN) as an affiliated company of AIS and CAT Telecom Public Company Limited (CAT)

On March 7, 2008, CAT Telecom Public Company Limited (CAT) has submitted a case against AIS as the defendant no.1 and AIN GlobalComm Company Limited (AIN) as the defendant no.2 ref. no. Black-1245/2551 to the Civil Court demanding AIS and AIN to jointly pay for damage plus interest at the rate of 7.5 per annum calculated up to the submission date of the case totaling Baht 130 million by claiming that the said damage has arisen from the change of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of the subsidiary during 1-27 March 2007 without prior notification to subscriber.

On September 4, 2008, CAT has submitted a request to amend the plaint by changing the damage amount to Bath 583 million (inclusive of interest) claiming that CAT has suffered damage for a continuous period up to March 7, 2008. On February 26, 2009, the Civil Court had dismissed the CAT's request for an order of provisional remedial measure submitted on November 19, 2008, to cease AIS and AIN to transfer the Traffic 001 or symbol "+" of CAT to Traffic 005 of AIN.

On 17 December2009, The Civil Court has dismissed the case as the facts cannot be proved that CAT has either an exclusive right to use the symbol "+" or the right to prohibit AIS and AIN to use the symbol "+" and it cannot also been proved that the changing of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of AIN has caused mistaken to the subscribers who use international direct dialing service that they are using the code 001 of CAT, therefore, the acts of AIS have not infringed any right of CAT and also of AIN which CAT alleged to jointly commit the wrongdoing with AIS have not infringed the right of CAT as well.

However, the Court has permitted CAT to extend the period for submission of its appeal up to February 16, 2010.

- The case between Digital Phone Company Limited (DPC) as an affiliated company of AIS and CAT Telecom Public Company Limited (CAT)

On February 3, 2009 CAT submitted a dispute (Case no. Black 8/2552) to the Alternative Dispute Resolution Office, the Arbitration Institute demanding DPC to deliver and transfer an ownership of 3,343 towers including 2,653 equipments of Power Supply under the Digital PCN (Personal Communication Network) Agreement. If DPC fails to do so, DPC must reimburse Baht 2,230 million to CAT. DPC considers that the towers including the equipments of Power Supply are not the property because DPC has leased them from third person, therefore, the said towers and equipments are not the property which DPC has the ownership right and can deliver to CAT. Besides, such property are not the equipments as stipulated in clause 2.1 of the Agreement which DPC is obligated to deliver and transfer under the Agreement. At present, it is in the process of appointment the Chairman of the Arbitration Panel.

## 3. SATELLITE AND INTERNATIONAL BUSINESS

### 3.1 Risk associated with the provision of satellite service

#### 3.1.1 In-orbit failure

The satellite is state of the art technology and engineering. Once launched into orbit, the satellite will be under some risks such as a system failure, solar discharges or a collision with other objects in space. These damages will affect Thaicom's service to the customers. It will degrade, temporarily or permanently, the satellite's performance to uplink and downlink the signals.

Thaicom may lose the current customers and/or may not acquire new customers while replacing the damaged satellite. However, all satellites are designed to some extents withstand a certain amount of damages. The probability of satellites suffering a severe damage to the point of complete failure is very rare. Thaicom maintains a contingency plan to minimize the adverse effects to the customers in the case of a severe damage to the satellite. These include transferring the customers as many as possible to the available transponders on the remaining Thaicom satellites. Thaicom has also made the agreements with other satellite operators on a temporary leasing of its transponders until the launch of the replacement satellite. Normally, the construction period of a new satellite will take approximately 24-30 months depends on the complexity and size of the satellite.

Thaicom is aware of the potential risks of satellites in geo-stationary orbit; therefore, it minimizes such risks by fully insuring the Thaicom satellites. Under Agreement for the Operation of the Domestic Communication Satellite, the Ministry of Information and Communication Technology ("MICT") and Thaicom are co-beneficiaries. MICT is the owner of the satellite assets while Thaicom owns the right to operate them. The insurance policy is for full coverage with partial loss, meaning that THAICOM can immediately make a claim when the satellite is partially damaged. The insured value equals to the satellite's book value on the insured date. However, the insured value does not cover a compensation for the loss of revenue, to Thaicom or its customers, owing to the satellite's damage. This could possibly affect Thaicom's operational performance.

Insured Value Project

| Satellite | Insured value (Million USD) | Period |
|---|---|---|
| Thaicom 2 | 3.44 | June 2009 - May 2010 |
| Thaicom 4 (IPSTAR) | 250 | August 2009 - August 2010 |
| Thaicom 5 | 80.69 | May 2009 - May 2010 |

However, the insurance policy shall not cover the damages to/ or the loss of the satellite caused by/or resulting from:

1. War, invasion, defence, acts leading to war made by the government, or military action
2. Anti-satellite equipment, atomic-bomb, or nuclear-related equipment
3. Rebellion, uprising, riot, strike, revolution, civil war, or terrorism
4. Seizure by government agencies
5. Nuclear reaction, radiation by radioactive waste, which, directly or indirectly, cause loss/damage to the satellite, but except for radiation naturally occurring in the space environment
6. Electromagnetic or radio frequency interference
7. Intentional or wilful acts of the insured or the authorized person (s) that cause loss of or failure of the Satellite.

3.1.2 Technological changes

Satellite broadcasting and telecommunications technologies change quickly, and often leads to reduce the investment costs. However, the conventional satellite technology has not changed that much. Therefore its changes will have less impact on the customers' decisions to select Thaicom or other satellites. Certainly the competency of the operators is an important factor in winning the trust, and for a long term business relationship with the customers. Thaicom has continually developed and followed up the satellite broadcasting technology trends in order to prepare for the launch of the future satellite.

Considering the Broadband satellite technology, Thaicom 4 (IPSTAR) when its first operate is the most advanced satellite and operate with the lowest cost per transponder. Currently, there are other Broadband satellite service providers who have developed the space as well as ground technologies that can compete with Thaicom 4 (IPSTAR). This will allow the competitive advantages of Thaicom 4 (IPSTAR) decreased and led to a drop in profit margin of both bandwidth and ground equipment.

However, the Thaicom 4 (IPSTAR) is the only broadband satellite in Asia-Pacific and Thaicom continues to develop the new technologies for the ground system to be more cost-effective in order to maintain its competitive edges.

### 3.1.3 Service lives of satellites

Although satellites generally have 12-16 years of service life, there are some factors that will be shortened their life expectancies. This takes into account the quality of the spacecraft, the sturdiness and the durability of its components, the launch vehicle, the efficiency of the launch process, the satellites' fuel consumption and the operator skills in controlling the satellites under different conditions. Thaicom might lose its customers and revenues if the Thaicom satellite has shorter service lives than expected and Thaicom cannot launch any replacement satellite in time.

Thaicom satellite engineering team will regularly perform a calculation process for the remaining service lives of the satellites. If the remaining service life of a satellite is less than 5 years, the involved departments will be informed to deliberate on such issues as the budget for the construction of the replacement satellite, the source of financing and the return from investment.

### 3.1.4 Changes in law, rules, regulations and government policy

Thaicom was incorporated and registered in Thailand to operate satellite telecommunications in the country under the Agreement for the Operation of the Domestic Communication Satellite. There is a business risk from the rise in competition due to the changes in the Government's rules and regulations on satellite telecommunications license, as well as related telecommunications liberalization policies. In addition, other changes in laws, rules, regulations and policy of the Government can have significant impact, either directly or indirectly, on Thaicom's businesses.

### 3.1.5 Legal and regulations risks in countries where Thaicom operates

At present, the globalization trend has created a more liberalized telecommunications landscape around the world. It has enabled Thaicom to expand the satellite telecommunications services to many countries. Thaicom strictly abides by the Rules, Regulations, Government Policy, or International Agreement as well as Telecommunications Law of the countries where it operates. The satellite telecommunications business in each country is strictly controlled by its Government and any changes to its policy and regulations including any change in the policy to providing supporter subsidy to the telecom industry may affect Thaicom's license standing and business strategy. In addition, the changes in the policy and regulations of the ITU International Agreement, the Agreement in Asia-Pacific and the countries where Thaicom serves, can significantly impact Thaicom's business opportunities, financial status, and performance. These changes can increase the operating cost and limit Thaicom's business activities. Additionally, Thaicom may have a tax exposure arising from the change in tax law or the interpretation of tax law in each country. Whenever necessary, Thaicom hires and consults law firms in those countries for proper legal process and advice.

### 3.1.6 Potential loss of major customers

Major source of Thaicom's revenue comes from major customers who provide telecommunication services. In 2009, Thaicom's revenue from three major customers was 20.2% of the total revenues from Thaicom's sales and services.

In case one of these major customers have cancelled their services, not renewed the Contract, or renewed the Contract with additional terms and conditions whereas suffering Thaicom's business. For example, they may reduce the service costs in the new Contract. Major customers may have financial problem that will delay their payment to Thaicom. These factors will affect Thaicom's business.

However, the major customer has never defaulted on payments to Thaicom as their television broadcasting programs must be on-air for the viewers. In addition, to change to other satellites service will bring technical hurdles as it requires to relocate or reposition the customer's antennas from the Thaicom satellites. The change to other satellites would be very cost prohibitive as well. These are important factors that the customers will not switch to use other satellites.

### 3.1.7 The increasing demand of satellite service slower than forecasted

The expansion of Thaicom's conventional satellite business depends on the demand for television broadcasting services and development, which may not materialize as planned. However, the development on the television technology and high definition television services will increase demand for satellite services.

In addition, the expansion of the broadband satellite or Thaicom 4 (IPSTAR) business; for instance, the development of IP communications services including data and multimedia, will depend on the growth of the demand of Internet Protocol (IP) communications as well as high-speed Internet access which may not materialize as forecasted. An insignificant increase in such demand is likely to create a negative impact on Thaicom's cash flow, or ability to repay debt in the future. Thaicom may also be challenged by other terrestrial communications services.

### 3.1.8 Competition from other satellite operators and terrestrial network operators

Even though Thaicom is the only satellite service operator in Thailand at present, the Authority may grant the same license to other satellite operators in the future. Thaicom's major international customers are from Indochina and South Asia. In Indochina, major satellite competitors include such as AsiaSat, Intelsat, Apstar, New Skies, ABS and Measat. Some of these competitors have large footprint coverage areas and have a tremendous source of funds than Thaicom. In addition, some competitors are the operators in those countries, they will have the advantages on the laws and regulations and other related issues. The merger and acquisition of the satellite operators has also affected Thaicom. It will cause a highly competition in the market and lead to a price war of the transponder leasing services.

Thaicom has also competed with terrestrial network operators such as fiber optic, DSL, microwave, VHF/UHF broadcasting, digital data services, value-added broadband services, etc. Normally, the terrestrial network services have charged lower than the satellite services. The competition with these terrestrial network operators will limit Thaicom's price setting. Therefore Thaicom may loss the existing customers to terrestrial services or it will be difficult to get new customers. However, satellite services provide low cost and quickly deployment to remote and less density areas. The satellite also enhances the terrestrial network expansion.

### 3.1.9 Risk resulting from allegations of breach of the terms of the Agreement for the Operation of Domestic Communication Satellite

Thaicom provides the satellite telecommunications services under the Agreement for the Operation of the Domestic Communication Satellite. The Agreement for the Operation of the Domestic Communication Satellite may be terminated, if Thaicom breaches or violates any material Conditions of the Agreement for the Operation of Domestic Communication Satellite. This will incur a significant impact of Thaicom's business opportunities, financial status, and performance. In 2006, Thaicom has been accused of breaching the Satellite Agreement for the Operation of the Domestic Communication Satellite. According to the necessity that Thaicom needed to raise its capital by Public Offering (PO) of new shares and Shin Corp's proportional percentage of shareholding would be less than 51%, the Satellite Agreement for the Operation of the Domestic Communication Satellite was amended in 2004 to lower the percentage of shareholding in Thaicom that Shin Corporation was required to own from 51% to 40%. Moreover, MICT submitted the matter to the Cabinet for consideration but the Secretary General of the Cabinet notified the Ministry that the matter was not required to be submitted to the Cabinet. Later on the Council of State gave its opinion and advice that under the Private Sector State Business Participation Act, any change in the Agreement for the operation of domestic communication satellite required the Cabinet's approval and therefore the amendment to the Satellite Agreement for the operation of domestic communication satellite may have to be approved by the Cabinet or if may have been considered void. Thaicom may be accused of breaching the Satellite Agreement for the operation of domestic communication satellite prior to the amendment and MICT has requested the opinion of the Juridical Council (the Council of State) on this issue, but the Juridical Council notified MICT that this issue is being considered by the Supreme Court and the Juridical Council could not give any opinion on the issue.

### 3.1.10 Risk from the ambiguities from the interpretation of the laws relating to compliance with the Agreement for the Operation of the Domestic Communication Satellite

- The Issue of back-up satellite

Under the Agreement for the operation of domestic communication satellite, Thaicom is required to provide a back-up satellite to each main satellite that it launched into orbit. There is a query whether or not the Thaicom 4 (IPSTAR) satellite should be considered as a backup for Thaicom 3 since the technical specifications are not the same with the

Thaicom 3 Satellite. MICT requested the opinion of the Juridical Council (the Council of State) on this issue but the Juridical Council notified MICT that this issue is being considered by the Supreme Court and the Juridical Council could not give any opinion on the issue.

- The issue of the Thaicom 3's insurance proceeds:

As a result of the damage of the Thaicom 3 satellite, Thaicom received insurance proceeds amounting of US$33.0 million which was placed in an escrow account outside Thailand. Thaicom subsequently used all of the insurance proceeds as partial payment for the construction and launch of Thaicom 5 and for the interim lease of transponder capacity until the launch of Thaicom 5.

Under the Budgetary Procedure Act of 1959, all money received by the government agencies shall be delivered to the Ministry of Finance. The Ministry of Information and Communication Technology is a co-beneficiary of the insurance proceeds under the insurance policy. By depositing the insurance proceeds in an escrow account outside Thailand, Thaicom may not be acting in compliance with the provision of the Budgetary Procedure Act 1959. MICT requested the opinion of the Juridical Council (the Council of State) on this issue, but the Juridical Council notified MICT that this issue is being considered by the Supreme Court and the Juridical Council could not give any opinion on the issue.

- The issue of the obligation to replace the expired satellite

Thaicom 1A satellite has reached the end of the working life and been de-orbited and Thaicom2 satellite will reach the end of its working life in 2010. Thaicom is unable to launch a new satellite to replace them before Thaicom 2 expires. It proposed to the Ministry of Information and Communication Technology ("MICT") to lease transponder capacities from other satellite operators to provide services to customers for a temporary period and to launch a new satellite into orbit in 2012 at the earliest and 2014 at the latest. As the new satellite will have a working life of 15 years which is 6-8 years beyond the term of the Agreement for the Operation of the Domestic Communication Satellite, Thaicom requested MICT to consider extending the Agreement for the Operation of the Domestic Communication Satellite Period and to adjusting the License Fee of the new satellite to make the New Satellite Project feasible.

The Coordinating Committee of MICT considered Thaicom's proposal and was of the opinion that as the Agreement for the Operation of the Domestic Communication Satellite does not provide for the lease of transponder capacities, MICT has to amend Agreement for the Operation of the Domestic Communication Satellite to permit the lease of transponder capacities by Thaicom. MICT and the Coordinating Committee also took the view that because Thaicom fails to launch the new satellite in time upon the expiring of Thaicom 1A & 2 satellites, there is an issue to be considered whether such failure constitutes a breach of the Agreement for the Operation of the Domestic Communication Satellite and the opinion on this issue be requested from the Office of the Attorney demand. On this issue, Thaicom's view is that it has already fully complied with the obligations under the Concession Agreement as Attachment 3 to the Agreement for the Operation of the Domestic Communication Satellite requires Thaicom to launch only two sets of main and back-up satellites which Thaicom has already done so Thaicom has no contractual obligation to launch the new satellite but it considers the new satellite to be a good business opportunity to expand and strengthen the Thaicom Satellite Project which is the National Project which will also benefit the country.

### 3.1.11 Risk on Thaicom's ability to acquire sufficient transponder capacity for continued service

As a satellite generally has a limited useful life of around 12 - 16 years and satellite project requires high capital investment and generally take at least 2-3 years for construction and launch. Thaicom 2 satellite will reach its end-of-life in 2010. If Thaicom cannot acquire an additional transponder capacity to sufficiently and continuously replace the nearly-expired satellite, some of Thaicom's foreign customers may move to other satellites,

Thaicom is under negotiation and carrying out a feasibility study on the acquisition of transponder capacity to replace the capacity on the satellite which is nearing the end of life.

### 3.1.12 Risk from the possibility of retroactive income tax from Thaicom 3's insurance proceeds

As a result of the damage of Thaicom 3 satellite in the year 2003, Thaicom received insurance proceeds in the amount of USD 33 million. Thaicom and the MICT was co-beneficiary of insurance proceeds. In the year 2004, the MICT turns over the insurance proceeds to Thaicom for use in the construction

of Thaicom 5 to replace Thaicom 3. Thaicom recognized insurance proceeds as revenue and included it in income tax computation for the year 2005. In the year 2005, Thaicom requested the ruling from the Revenue Department whether the insurance proceeds should be treated as revenue in income tax computation, and the Revenue Department gave its ruling in 2006 that the insurance proceeds should not be treated as revenue for income tax computation. Therefore, Thaicom filed tax return requesting the refund of the tax on insurance proceeds already paid and received the refund from the Revenue department in the same year.

Afterward, there has been reported in the newspaper that the Assets Examination Committee has instructed the Revenue department to demand income tax on the insurance proceeds from Thaicom as in its opinion, the insurance proceeds constitutes Thaicom's and subject to income tax. However, Thaicom has not yet received any demand from the Revenue department.

3.2 Risks associated with the provision of telephone communications service business

3.2.1 Risks relevant to market situation and competition

Thaicom provides telephone communications service business in Cambodia and Lao PDR. The number of local telephone subscribers in both countries is relatively low when compared with the total population figure. This has provided an opportunity for telephone communications business to create new subscriber base. Also, the economy of Cambodia and Lao PDR tends to expand continually as a result of foreign investment and thus giving an opportunity for communications and telecommunications business to benefit from the national economic growth as well as provoking a trend of fiercer combat in telephone communications business, the cellular phone market, in particular. Currently, the number of mobile phone service providers in Cambodia and Lao PDR is 9 and 4 respectively.

The telephone communications business in Cambodia in the past year confronted a tough price war in an effort to capture market segments from competitors while the communications technology in Lao PDR advanced rapidly introducing modern technology of good quality. Therefore, those entrepreneurs who fail to swiftly react against the competition may be adversely affected.

In anticipation of possible tougher competition, Thaicom has continuously strived to develop and expand the network and service area, improve service quality, and map out new market strategy to fight off future competitions.

3.2.2 Risks relevant to contract renewal of telecommunications service providing in Cambodia and Laos.

The telephone communications business in Cambodia and Lao PDR is due to expire in 2028 and 2021 respectively. In the event of Thaicom's failure in negotiating with the Governments for contract renewal, Thaicom is subject to transfer all assets to Cambodian Government and its joint venture stakes to Lao Government without any remuneration. In such case, Thaicom will lose its revenue earned from the business, which will naturally impact Thaicom's performance. However, Thaicom is confident that its potentiality, promptness and experience in telecommunications business, will contribute to Thaicom's success in renewing the concession to provide services in Cambodia and Lao PDR.

## 4. MEDIA AND ADVERTISING BUSINESS

4.1 The Case between the ITV and the Permanent Secretary of the Office of the Prime Minister ("PMO")

ITV has in good faith complied with the arbitral award of which the law and the Operating Agreement specify that the award shall immediately bind both parties. If ITV eventually loses the case, ITV will be liable for payment obligations arising from the disputed minimum operating agreement fee amount of Baht 2,889 million for the period of July 3, 2004 to March 7, 2007, and the Baht 1,266 million interest thereon incurred, which is calculated at a rate of fifteen percent (15%) per annum from the date the Supreme Administrative Court rendered its judgment on December 14, 2007, to December 31, 2009 ( Since the fourth quarter of 2006, ITV has already set a reserve against any losses that might incur from the potential court case defeat ). However, if the Court rules that ITV is required to pay the Baht 97,760 million fine to the PMO for the adjustment of the broadcasting schedule during the period of January 31, 2004

to December 14,2007, as well as the Baht 687 million additional claims and the interest thereon incurred, which is calculated at the rate of seven percent (7%) per annum from the date that the PMO filed the complaint with the Central Administrative Court, the total obligation claims from the PMO shall exceed the current ITV's on cash or cash equivalent position of Baht 1,128 million, and ITV may likely face possible financial problems.

4.2 ITV may not be able to enter the business reorganization as specified by the regulations of the Stock Exchange of Thailand (the"SET") and its securities may be delisted from the SET

Due to the cancellation of the PMO's broadcasting operating agreement previously granted to ITV on March 7, 2007, ITV was forced to cease its broadcasting business and faced disruption in income flows from its television broadcasting business. The cessation of the ITV's broadcasting operation of ITV Station also caused the SET to suspend the ITV's shares and temporarily halt them from public trading , as well as place them under NC (Non-Compliance) and SP (Suspension) until it resolves its problems and accordingly completes its rehabilitation plan. And since June 4, 2009, SET subsequently withdrawn the ITV's stock from trading board and moved to Non-Performing Group ("NPG"). However, ITV still maintains its status as a listed company which has to comply with the SET's regulation.

The fact that there are still some court cases ongoing, and such legal process takes time and may impose material impacts to the ITV's financial and operating status, ITV has thus cautiously reviewed its rehabilitation strategies and the feasibility thereof. As for the ITV's financial position as of December 31, 2009, ITV had a negative net worth of Baht 3,036 million and allowances for penalty charges and legal claims. The allowance is calculated on the 15% p.a. interest charges on the difference of the operating agreement fee amount of Baht 2,889 million which totaled a yearly amount of Baht 434 million, or a quarterly amount of Baht 109 million.

According to the conditions of the rehabilitation plan prescribed by the SET, ITV is required to search for new businesses which could increase its retained profit by at least Baht 3,336 million, or find a means to rectify its negative net worth not less than Baht 300 million. It must also generate an operating profit, at least, for three consecutive quarters for the accumulated amount of Baht 327 million, or a yearly operating profit of Baht 436 million (if it fails to generate three consecutive quarters of operating profits).

# DIRECTORS' SHAREHOLDING

*in the*

## COMPANY AND ITS SUBSIDIARIES

| Name | Position | SHIN CORPORATION PLC | | ADVANCED INFO SERVICE PLC | | | | THAICOM PLC [1] | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Ordinary Shares | | Ordinary Shares | | Debentures | | Ordinary Shares | | Debentures[2] |
| | | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 |
| Dr. Virach Aphimeteetamrong | Chairman of the Board of Directors | - | - | - | - | 1,000 | 470 | - | - | - |
| Mr. Somchai Supphatada | Independent Director and Chairman of the Audit Committee | - | - | - | - | - | - | | | - |
| Mr. Chalaluck Bunnag | Independent Director and Member of the Audit Committee | - | - | - | - | - | - | - | - | - |
| Mr. Vithit Leenutapong | Independent Director and Member of the Audit Committee | - | - | - | - | - | - | - | - | - |
| Mr. Boon Swan Foo | Director | - | - | - | - | - | - | - | - | - |
| Mrs. Thitima Rungkwansiriroj[3] | Director | - | - | - | - | - | - | - | - | - |
| Mr. Arthid Nanthawithaya[4] | Director | - | - | - | - | - | - | - | - | - |
| Mr. Surin Upatkoon | Director | - | - | - | - | - | - | - | - | - |
| Mr. Somprasong Boonyachai | Director | 10 | 10 | - | - | - | - | 200 | 200 | - |
| Mr. Arak Chonlatanon | Director | - | - | 100,000 | 100,000 | - | - | 50,000 | 50,000 | - |

As of December 31, 2009, the number of ordinary shares and debentures includes holdings by spouse and children age under 20.

Remark
1) On April 10, 2008, Shin Satellite PLC. has been changed the name of the company to be Thaicom PLC.
2) Thaicom PLC issued and offered the debentures amounting Baht 7,000 million. Subscription period was during November 2-5, 2009.
3) Mrs. Thitima Rungkwansiriroj resigned on September 1, 2009 and the Board appointed Mr. Arthid Nanthawithaya to replace her.
4) Mr. Surin Upatkoon resigned on Nevember 13, 2009. The Board is still looking for a replacement.

| Name | Position | ITV PLC [1] Ordinary Shares 2009 | 2008 | Matchbox Co., Ltd. Ordinary Shares 2009 | 2008 | I.T. Applications and Services Co., Ltd. Ordinary Shares 2009 | 2008 |
|---|---|---|---|---|---|---|---|
| Dr. Virach Aphimeteetamrong | Chairman of the Board of Directors | - | - | - | - | - | - |
| Mr. Somchai Supphatada | Independent Director and Chairman of the Audit Committee | - | - | - | - | - | - |
| Mr. Chalaluck Bunnag | Independent Director and Member of the Audit Committee | - | - | - | - | - | - |
| Mr. Vithit Leenutaphong | Independent Director and Member of the Audit Committee | - | - | - | - | - | - |
| Mr. Boon Swan Foo | Director | - | - | - | - | - | - |
| Mrs. Thitima Rungkwansiriroj | Director | - | - | - | - | - | - |
| Mr. Arthid Nanthawithaya | Director | - | - | - | - | - | - |
| Mr. Surin Upatkoon | Director | - | - | - | - | - | - |
| Mr. Somprasong Boonyachai | Director | - | - | 90 | 90 | 1 | 1 |
| Mr. Arak Chonlatanon | Director | - | - | 90 | 90 | - | - |

As of December 31, 2009, the number of ordinary shares and debentures includes holdings by spouse and children age under 20.

Remark 1) As of March 8, 2007, ITV has to cease its operation under ITV Television Station due to the revocation of the Operating Agreement.

# DETAILS OF DIRECTORS *of the* SUBSIDIARIES (DIRECT AND INDIRECT)

| Director | Company | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | THCOM | DTV | SHEN | IPSTAR | STAR | SPACE | IPI | IPG | CDN | MFONE | IPA | IPN | NTU | ITV | MB | ITAS | AM |
| 1. Mr. Paron Israsena | X | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 2. Professor Hiran Radeesri | / | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 3. Mrs.Charintorn Vongspootorn | / | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 4. Assoc.Prof. Samrieng Mekkriengkrai | / | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 5. Mr. Arak Chonlatanon | /, // | / | X , // | / | / | / | / | / | - | X | - | - | / | - | / | / | - |
| 6. Mr. Somprasong Boonyachai | /, // | - | - | - | - | - | - | - | - | - | - | - | - | - | / | / | - |
| 7. Ms. Nidchanun Santhavesuk | /, // | - | - | - | - | - | - | - | - | - | - | - | - | - | / | / | - |
| 8. Mr. Yong Lum Sung | /, // | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 9. Mr. Vikrom Sriprataks | - | - | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - |
| 10. Dr. Nongluck Phinainitisart | // | / | - | - | - | - | / | - | - | - | - | - | - | - | - | - | - |
| 11. Mr. Paiboon Panuwattanawong | - | / | - | / | / | / | / | / | - | - | / | / | - | - | - | - | - |
| 12. Mr. Anant Kaewruamvongs | - | / | - | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 13. Mr. Tanadit Charoenchan | - | / | /, // | / | / | / | / | / | / | / | / | / | / | - | - | - | - |
| 14. Mr. Atip Rittaporn | - | - | /, // | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 15. Mrs. Naengnoi Na Ranong | - | - | /, // | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 16. Mr. Lee Theng Kiat | - | - | / | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 17. Mr. Sio Tat Hiang | - | - | / | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 18. Dr. Nasser Marafih | - | - | / | - | - | - | - | - | - | - | - | - | - | - | - | - | - |
| 19. Mr. Mark D. Thompson | - | - | - | / | / | / | - | - | - | - | - | - | - | - | - | - | - |
| 20. Mr. William L. Snell | - | - | - | - | / | / | - | - | - | - | - | - | - | - | - | - | - |
| 21. Mr. Jones & Roth | - | - | - | - | - | / | - | - | - | - | - | - | - | - | - | - | - |
| 22. Mr. Teh Kwang Hwee | - | - | - | - | - | - | / | - | - | - | - | - | - | - | - | - | - |
| 23. Mr. York Shin Lim Voon Kee | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - | - | - |
| 24. Mr. Tommy Lo Seen Chong | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - | - | - |

| Director | Company | | | | | | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | THCOM | DTV | SHEN | IPSTAR | STAR | SPACE | IPI | IPG | CDN | MFONE | IPA | IPN | NTU | ITV | MB | ITAS | AM |
| 25. Mr. Nuthapong Temsiripong | - | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - | - |
| 26. Mr. Mekin Petplai | - | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - | - |
| 27. Mr. Komson Seripapong | - | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - | - |
| 28. Mr. Ly Sam An | - | - | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - |
| 29. Mr. Pal Vudhica | - | - | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - |
| 30. Ms. Le May Phoueng | - | - | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - |
| 31. Mr. Anupam Garg | - | - | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - |
| 32. Mr. Verghese Mathews | - | - | - | - | - | - | - | - | - | / | - | - | - | - | - | - | - |
| 33. Dr. Supoj Chinveerapan | - | - | - | - | - | - | - | - | - | - | / | / | - | - | - | - | - |
| 34. Mrs. Dollis Gold Vibonsilp | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - | - | - |
| 35. Mrs. Keatvalee Likitnulak | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - | - | - |
| 36. Mr. Salin Pinkhayan | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - | - | - |
| 37. Mr. Somkid Wangcherdchuwong | - | - | - | - | - | - | - | - | - | - | - | - | - | X | - | - | / |
| 38. Mr. Vichakoraput Rattanavichaien | - | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - | - |
| 39. Mr. Sumethee Innu | - | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - | - |
| 40. Mr. Somboon Wongwanich | - | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - | - |
| 41. Mr. Nitthimon Juengsiri | - | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - | / |
| 42. Ms. Rattanaporn Nammontee | - | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - | - |
| 43. Mr. Wuttiporn Diawpanich | - | - | - | - | - | - | - | - | - | - | - | - | - | / | - | - | - |

**X = Chairman of the Board of Directors / = Director // = Executive Committee**

**As of December 31, 2009**

Company Name

| | |
|---|---|
| AM | Artware Media Company Limited |
| CDN | Cambodian DTV Network Limited |
| DTV | DTV Service Company Limited |
| IPA | IPSTAR Australia Pty Limited |
| IPG | IPSTAR Global Services Limited |
| IPI | IPSTAR International Pte Limited |
| IPN | IPSTAR New Zealand Limited |
| IPSTAR | IPSTAR Company Limited |
| ITAS | I.T. Applications and Services Company Limited |
| ITV | ITV Public Company Limited |
| MB | Matchbox Company Limited |
| MFONE | Mfone Company Limited |
| NTU | NTU (Thailand) Company Limited |
| THCOM | Thaicom Public Company Limited |
| SHEN | Shenington Investments Pte Limited |
| SPACE | Spacecode LLC |
| STAR | Star Nucleus Company Limited |

## REFERENCE PERSONS :

**Security Registrar**
**Thailand Securities Depository Company Limited**
62 The Stock Exchange of Thailand Building,
Ratchadapisek Road, Klongtoey, Klongtoey,
Bangkok 10110
Tel : (662) 229-2800
Fax : (662) 359-1259

**Thailand Securities Depository Company Limited**
Capital Market Academy Building,
The Stock Exchange of Thailand
2/7 Moo 4, (North Park Project) Vibhavadi-Rangsit Road,
Km. 27, Tung Song Hong, Laksi, Bangkok 10210
Tel : (662) 596-9000
Fax : (662) 832-4994-6
Website : www.tsd.co.th

**Auditor**
Mr. Winid Silamongkol
Certified Public Accountant Registration Number 3378
KPMG Phoomchai Audit Limited
Empire Tower, 50th-51st Floors
195 South Sathorn Road, Bangkok 10120
Tel : (662) 677-2000
Fax : (662) 677-2222
Website : www.kpmg.co.th


SHIN
CORPORATION

**Shin Corporation Public Company Limited**

414 Shinawatra Tower 1, Phaholyothin Road, Samsennai,
Phayathai, Bangkok 10400
Tel +66 2 299 5050, Fax +66 2 271 1058
**www.shincorp.com**


SHIN
CORPORATION

**Shin Corporation Public Company Limited**
414 Shinawatra Tower 1, Phaholyothin Road, Samsennai,
Phayathai, Bangkok 10400
Tel +66 2 299 5050, Fax +66 2 271 1058
**www.shincorp.com**

## 1. Audit Fees

In 2009, the Company and its subsidiaries paid the audit fees as follows:

(Unit: Million Baht)

| Company | The auditor of the Company under KPMG | The other auditors under KPMG and KPMG's related firms |
|---|---|---|
| Shin Corporation Public Company Limited | 2.19 | - |
| Thaicom Public Company Limited and its Group | 3.79 | 3.28 |
| ITV Public Company Limited and its Group | 0.58 | 0.08 |
| Other subsidiaries | - | 0.54 |
| Total audit fees | 6.56 | 3.90 |
| Out of pocket expenses | 0.70 | 0.04 |
| Total audit fees and out of pocket expenses | 7.26 | 3.94 |

Remark : KPMG means KPMG Phoomchai Audit Ltd.

## 2. Non-audit fees

In 2009, the Company and its subsidiaries had neither additional fee nor additional fee from uncompleted services from previous year. However, in 2010, the Company and a subsidiary will pay professional service for the Convergence of International Financial Reporting Standards in the amount of Baht 2.50 million to a related firm of KPMG which is not covered by the normal audit procedures.

## OPERATIONAL DATA

| Subscribers | 1Q08 | 2Q08 | 3Q08 | 4Q08 | 1Q09 | 2Q09 | 3Q09 | 4Q09 |
|---|---|---|---|---|---|---|---|---|
| GSM Advance | 2,243,100 | 2,260,300 | 2,410,400 | 2,534,200 | 2,586,300 | 2,672,200 | 2,755,600 | 2,835,800 |
| GSM 1800 | 81,400 | 79,700 | 78,600 | 77,800 | 76,900 | 78,300 | 79,000 | 78,900 |
| Postpaid | 2,324,500 | 2,340,000 | 2,489,000 | 2,612,000 | 2,663,200 | 2,750,500 | 2,834,600 | 2,914,700 |
| Prepaid | 22,762,800 | 23,624,700 | 24,285,600 | 24,698,200 | 24,918,600 | 25,151,500 | 25,447,700 | 25,858,200 |
| Total subscribers | 25,087,300 | 25,964,700 | 26,774,600 | 27,310,200 | 27,581,800 | 27,902,000 | 28,282,300 | 28,772,900 |
| **Net additions** | | | | | | | | |
| Postpaid | 38,600 | 15,500 | 149,000 | 123,000 | 51,200 | 87,300 | 84,100 | 80,100 |
| Prepaid | 943,300 | 861,900 | 660,900 | 412,600 | 220,400 | 232,900 | 296,200 | 410,500 |
| Total net additions | 981,900 | 877,400 | 809,900 | 535,600 | 271,600 | 320,200 | 380,300 | 490,600 |
| **Churn rate (%)** | | | | | | | | |
| Postpaid | 1.9% | 1.9% | 1.7% | 2.0% | 2.0% | 2.0% | 2.2% | 2.2% |
| Prepaid | 4.4% | 4.5% | 5.1% | 5.2% | 4.8% | 4.9% | 5.0% | 5.2% |
| Blended | 4.2% | 4.3% | 4.8% | 4.9% | 4.6% | 4.7% | 4.8% | 4.9% |
| **Subscriber market share** | | | | | | | | |
| Postpaid | 41% | 41% | 41% | 40% | 41% | 41% | 42% | N/A |
| Prepaid | 46% | 46% | 45% | 45% | 44% | 44% | 44% | N/A |
| Total | 46% | 45% | 45% | 44% | 44% | 44% | 44% | N/A |
| **ARPU excl. IC (Bt** | | | | | | | | |
| GSM Advance | 757 | 743 | 711 | 695 | 678 | 645 | 641 | 660 |
| GSM 1800 | 729 | 713 | 676 | 666 | 636 | 631 | 622 | 623 |
| Postpaid | 756 | 742 | 709 | 695 | 677 | 645 | 640 | 659 |
| Prepaid | 231 | 218 | 206 | 193 | 195 | 188 | 184 | 192 |
| Blended | 280 | 266 | 252 | 241 | 241 | 232 | 229 | 239 |
| **ARPU incl. net IC (Bt)** | | | | | | | | |
| GSM Advance | 707 | 688 | 661 | 647 | 634 | 605 | 600 | 619 |
| GSM 1800 | 729 | 692 | 657 | 649 | 620 | 615 | 605 | 604 |
| Postpaid | 708 | 688 | 661 | 647 | 634 | 605 | 600 | 619 |
| Prepaid | 237 | 224 | 214 | 203 | 203 | 196 | 191 | 198 |
| Blended | 282 | 267 | 255 | 245 | 244 | 236 | 232 | 240 |
| **MOU (minutes: billable outgoing only)** | | | | | | | | |
| GSM Advance | 594 | 574 | 550 | 546 | 533 | 529 | 522 | 535 |
| GSM 1800 | 476 | 472 | 473 | 487 | 480 | 470 | 469 | 492 |
| Postpaid | 589 | 570 | 548 | 544 | 531 | 527 | 521 | 534 |
| Prepaid | 260 | 266 | 262 | 242 | 243 | 239 | 240 | 255 |
| Blended | 290 | 294 | 288 | 270 | 271 | 267 | 268 | 283 |
| **Traffic** | | | | | | | | |
| % outgoing to total minute | 48% | 49% | 49% | 49% | 48% | 48% | 48% | 49% |
| % on-net to total outgoing minute | 71% | 73% | 75% | 76% | 77% | 78% | 79% | 79% |

**Disclaimer**

*"Some statements made in this presentation are forward-looking statements, which are subject to various risks and uncertainties. These include statements with respect to our corporate plans, strategies and beliefs and other statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "intend", "estimate", "continue" "plan" or other similar words. The statements are based on our management's assumptions and beliefs in light of the information currently available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.*

## FINANCIAL SUMMARY

| P&L summary | 4Q08 | 3Q09 | 4Q09 | y-o-y | q-o-q |
|---|---|---|---|---|---|
| Service revenue | 24,077 | 23,381 | 24,612 | 2.2% | 5.3% |
| Sales revenue | 2,194 | 1,590 | 1,372 | -37.5% | -13.7% |
| **Total revenue** | **26,270** | **24,970** | **25,983** | **-1.1%** | **4.1%** |
| Cost of service | (10,145) | (9,958) | (10,214) | 0.7% | 2.6% |
| Revenue sharing | (4,823) | (4,881) | (5,149) | 6.7% | 5.5% |
| Cost of Sales | (2,198) | (1,459) | (1,151) | -47.7% | -21.1% |
| **Gross Profit** | **9,104** | **8,673** | **9,470** | **4.0%** | **9.2%** |
| SG&A | (3,249) | (2,339) | (2,993) | -7.9% | 27.9% |
| **EBITDA** | **10,643** | **11,432** | **11,520** | **8.2%** | **0.8%** |
| EBT | 2,118 | 5,991 | 5,679 | 168.1% | -5.2% |
| **Net Income** | **420** | **4,184** | **4,106** | **877.3%** | **-1.9%** |

| P&L summary | 2008 | 2009 | y-o-y |
|---|---|---|---|
| Service revenue | 99,586 | 95,812 | -3.8% |
| Sales revenue | 11,206 | 6,639 | -40.8% |
| **Total revenue** | **110,792** | **102,451** | **-7.5%** |
| Cost of service | (41,484) | (40,258) | -3.0% |
| Revenue sharing | (20,021) | (19,861) | -0.8% |
| Cost of Sales | (10,534) | (6,197) | -41.2% |
| **Gross Profit** | **38,753** | **36,136** | **-6.8%** |
| SG&A | (11,054) | (10,134) | -8.3% |
| **EBITDA** | **46,463** | **45,892** | **-1.2%** |
| EBT | 24,846 | 24,207 | -2.6% |
| **Net Income** | **16,409** | **17,055** | **3.9%** |

| Breakdown – Service revenue | 1Q07 | 2Q07 | 3Q07 | 4Q07 | 1Q08 | 2Q08 | 3Q08 | 4Q08 | 1Q09 | 2Q09 | 3Q09 | 4Q09 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Postpaid – voice | 23.5% | 23.5% | 21.5% | 19.3% | 17.7% | 18.3% | 18.0% | 18.5% | 17.9% | 18.3% | 18.1% | 16.6% |
| Prepaid – voice | 56.3% | 57.6% | 59.1% | 59.5% | 58.5% | 59.1% | 58.6% | 57.9% | 57.2% | 58.2% | 56.7% | 55.5% |
| Postpaid – data | 4.6% | 4.3% | 4.5% | 4.8% | 5.2% | 4.9% | 5.4% | 6.3% | 6.8% | 6.7% | 7.6% | 8.8% |
| Prepaid – data | 6.3% | 6.2% | 6.6% | 6.9% | 7.3% | 7.7% | 8.1% | 8.2% | 8.6% | 9.1% | 9.7% | 10.0% |
| International roaming | 5.2% | 4.2% | 4.4% | 5.1% | 5.4% | 4.5% | 4.4% | 3.4% | 4.0% | 2.7% | 2.9% | 4.1% |
| Others (IDD, other fees) | 4.1% | 4.2% | 3.9% | 4.4% | 5.9% | 5.5% | 5.5% | 5.7% | 5.5% | 5.0% | 4.9% | 5.0% |
| **Sales revenue** | | | | | | | | | | | | |
| Handset | 93.7% | 93.4% | 94.7% | 95.2% | 95.0% | 95.8% | 95.9% | 94.5% | 94.0% | 92.3% | 91.0% | 89.8% |
| SIM | 6.3% | 6.6% | 5.3% | 4.8% | 5.0% | 4.2% | 4.1% | 5.5% | 6.0% | 7.7% | 9.0% | 10.2% |
| **Breakdown – Cost of service** | | | | | | | | | | | | |
| Amortisation | 67.3% | 68.4% | 68.7% | 69.2% | 68.8% | 69.0% | 68.5% | 68.8% | 69.4% | 70.5% | 72.9% | 70.7% |
| Base station | 9.6% | 9.8% | 9.3% | 9.2% | 9.6% | 9.8% | 9.4% | 9.7% | 9.8% | 10.1% | 9.9% | 9.6% |
| Maintenance | 8.0% | 7.3% | 7.8% | 7.6% | 6.7% | 6.7% | 7.6% | 7.0% | 6.5% | 5.2% | 4.9% | 4.1% |
| Others | 15.1% | 14.5% | 14.2% | 14.0% | 14.9% | 14.5% | 14.5% | 14.5% | 14.3% | 14.2% | 12.3% | 15.6% |
| **Cost of sales** | | | | | | | | | | | | |
| Handset | 98.2% | 97.1% | 96.9% | 97.6% | 97.6% | 97.2% | 97.5% | 96.2% | 96.6% | 96.0% | 96.6% | 95.9% |
| SIM | 1.8% | 2.9% | 3.1% | 2.4% | 2.4% | 2.8% | 2.5% | 3.8% | 3.4% | 4.0% | 3.4% | 4.1% |

| Balance Sheet summary | 2008 | 2009 |
|---|---|---|
| Current Assets | 26,896 | 33,571 |
| Fixed Assets | 81,189 | 69,715 |
| Total Assets | 128,081 | 125,026 |
| Total Liabilities | 54,646 | 53,215 |
| Retained Earnings | 47,755 | 46,146 |
| Total Equities | 73,436 | 71,811 |

| Key Ratios | 2008 | 2009 |
|---|---|---|
| EBITDA Margin | 41.9% | 44.8% |
| Interest Coverage (x) | 17.1 | 14.0 |
| DSCR (x) | 3.8 | 13.7 |
| Net Debt / EBITDA (x) | 0.39 | 0.23 |
| Net debt to Equity (x) | 0.25 | 0.15 |
| Total Liabilities to Equity (x) | 0.74 | 0.74 |
| Free cash flow to EV (%) | 10.4% | 10.7% |
| ROE (%) | 22.0% | 23.5% |

## FY2010 MANAGEMENT OUTLOOK & STRATEGY

| | |
|---|---|
| **Free cash flow (EBITDA – CAPEX)** | +12% y-o-y |
| **Service revenue** | +3% excluding interconnection revenue |
| **EBITDA margin** | 44% |
| **Capex** | Bt6.2bn cash capex (including 3G on 900MHz) |

**Telecom industry in FY2010 will see positive 3% growth following economic recovery domestically and globally.** Domestic usage is expected to improve as consumption slightly recovers while agricultural sector will again this year, similar to 2008, see a positive turn from rising farm prices which will also increase the spending from the upcountry market. International roaming traffic, majority of which comes from foreign roamers, is also expected to increase as tourist forecast rises. International call however will experience a more aggressive pricing pressure as already been witnessed during the 4Q09.

**Data service becomes a key growth driver while voice growth remains stagnant.** Overall penetration will be over 100% with market net additional subscribers of 3-4m for 2010. With merely 5% subscriber growth, competition on voice market is hence expected to be relatively benign. Market of data or non-voice service has shown its potential rising demand particularly for personal mobile internet connectivity. Data revenue is expected to grow 20% y-o-y from increasing number of active subscribers as well as higher usage per subscriber. Key drivers are the trend of online/mobile social networking as well as the limited availability of landline internet access.

**AIS expects to grow free cash flow by 12% y-o-y** due to lower capex to 6.2bn from 9.9bn in FY09. Majority of cost efficiency programs has already been implemented since 2008-09, hence further cost cutting would be relatively minimal. Only certain areas such as cost of refill cards can be further reduced as we move to refill-on-mobile. In addition, to support the potential growth on data service, certain network operating expenses will also be required. Net interconnection revenue is also expected in a range of 400-700m, lower than 2009 level. As a result, consolidated EBITDA margin is expected to be 44%.

**Handset sales are expected to be flat** despite of improving consumer demand as competition on market for low-end handset has heightened. Sales strategy will move to focus on smart phones and mobile data aircard which produce better margin. Handset business remains as a vital part to support overall strategy for AIS on growing mobile service and to support the future launch of 3G service.

**3G license timeline remains uncertain** as the authority of the National Telecommunications Commission (NTC) is the overhang issue. In the meantime, AIS is seeking an alternative to provide customers an experience on 3G by launching commercially 3G on the existing 900MHz frequency in a few key areas such as two major shopping complex in Bangkok, and other key provincial cities like Chiang Mai, Chonburi, and Hua Hin. These will keep AIS brand equity as market leader committing to bring new technology to the consumers.

**Capital management will only be considered once AIS has a clearer view on the timeline of the potential 3G license on 2.1GHz** which would affect the long-term capex plan and cash needs. At present, AIS's dividend policy is to pay no less than 40% of net profit given AIS can maintain its credit rating from TRIS at AA.

## CASH FLOW

Free cash flow for 2009 was Bt31bn compared to Bt24.2bn in 2008, improving 28% y-o-y. Cash flow position in 2009 was stronger than 2008 from sustained operating cash flow and controlled CAPEX. AIS generated operating cash flow before change in net working capital at Bt47.2bn, relatively flat compared to Bt47.8bn in 2008. CAPEX in 2009 decreased to Bt9.9bn from Bt12.6bn, a 21.2% y-o-y decline, due to conservative investment theme and demand-matching capacity and coverage. AIS issued a Bt7.5bn debenture in 1Q09 with average interest cost of 4.4% which was used to refinance the three debentures retired in 2009 consisting of AIS093A of Bt2.45bn at interest cost of 6.25%, AIS093B of Bt750m at interest cost of 4.85%, and AIS099A of Bt3.427bn at interest cost of 5.8%.

**Source and use of fund: FY09**

**Bt. Million**

| **Source of Fund** | | **Use of Fund** | |
|---|---|---|---|
| Operating CF before change in working capital | 47,225 | CAPEX & Fixed assets | 9,915 |
| Proceed from LT borrowing | 8,535 | Dividend payment | 18,709 |
| Interest received | 310 | Finance cost paid | 1,984 |
| Sale of property and equipment | 21 | Changes in working capital | 6,312 |
| Share capital and share premium | 296 | Repayment of LT borrowing | 7,199 |
| | | Investment (fixed deposit) | 3,008 |
| | | Cash increase | 9,260 |
| **Total** | **56,388** | **Total** | **56,388** |

**Liquidity** as of Dec-09 improved as current ratio increased to 2.02 compared to 1.08 as of Dec-08. Higher cash and lower current portion of long-term debt were the main factors for the higher current ratio.

**Capital structure** remained strong with low net debt to equity of 0.15. Total liability to equity was flat at 0.74 compared to 2008. Plenty of cash enhanced net debt to equity ratio below the level last year while total debt to equity was kept at the same level.

| | 2008 | 2009 |
|---|---|---|
| Debt ratio | 0.42 | 0.42 |
| Net debt to equity | 0.25 | 0.15 |
| Total liabilities to equity | 0.74 | 0.74 |

| Unit: million | End of 2008 | End of 2009 | Repayment 2010 | 2011 | 2012 | 2013 | 2014 |
|---|---|---|---|---|---|---|---|
| Long term loan[1] | 15,718 | 16,180 | 493 | 9,978 | 493 | 493 | 2,939 |
| Debenture[2] | 18,610 | 19,474 | - | 4,000 | 5,000 | 8,000 | 2,500 |
| Total debt | 34,328 | 35,654 | 493 | 13,978 | 5,493 | 8,493 | 5,439 |

*(1) includes swap contract;*
*(2) includes bond issuing cost*

## BALANCE SHEET STRUCTURE

| Bt million | 2008 | %to total asset | 2009 | %to total asset |
|---|---|---|---|---|
| Cash | 16,325 | 12.7% | 25,167 | 20.1% |
| ST investment | 140 | 0.1% | 44 | 0.0% |
| Trade receivable | 5,790 | 4.5% | 5,773 | 4.6% |
| Inventories | 1,593 | 1.2% | 629 | 0.5% |
| Others | 3,048 | 2.4% | 1,958 | 1.6% |
| **Current Asset** | **26,896** | **21.0%** | **33,571** | **26.9%** |
| Networks and PPE | 81,189 | 63.4% | 69,715 | 55.8% |
| Intangible asset | 6,538 | 5.1% | 6,286 | 5.0% |
| Defer tax asset | 10,075 | 7.9% | 10,052 | 8.0% |
| Others | 3,383 | 2.6% | 5,402 | 4.3% |
| **Total Assets** | **128,081** | **100.0%** | **125,026** | **100.0%** |
| Trade accounts payable | 4,263 | 3.3% | 2,729 | 2.2% |
| CP of LT loans | 7,038 | 5.5% | 497 | 0.4% |
| Accrued R/S expense | 2,719 | 2.1% | 3,070 | 2.5% |
| Others | 10,839 | 8.5% | 10,287 | 8.2% |
| **Current Liabilities** | **24,860** | **19.4%** | **16,583** | **13.3%** |
| Total interest-bearing debt | 34,328 | 26.8% | 35,654 | 28.5% |
| **Total Liabilities** | **54,646** | **42.7%** | **53,215** | **42.6%** |
| Total Equity | 73,436 | 57.3% | 71,811 | 57.4% |

**Total asset** declined 2.4% y-o-y to Bt125,026m as net fixed assets on network and PPE declined from higher amortization of asset than the new investment. Cash rose to Bt25,167m from strong free cash flow generation.

**Debentures and loans** increased to Bt35,624m from Bt34,328m at the end of 2008 due to issuing of Bt7,500m debenture beginning of the year. Average cost of debt was 4.8% with all foreign debt fully hedged.

**Equities** declined 2.2% y-o-y mainly from the decrease of retained earnings from Bt73,436m in 2008 to Bt71,811m in 2009, which resulted from dividend payment exceeding the earnings during the year. AIS was able to make over 100% dividend payout as AIS has large retained earnings while still maintaining high free cash flow generation.

**EBITDA** was at Bt45,892m contracted 1.2% from Bt46,463m in 2008 from lower revenue partly offset by cost control. However, EBITDA margin which indicated AIS efficiency improved to 44.8% from 41.9% in 2008 higher than the guided 41-42% range. This outstanding efficiency was a product of controlling several expenses. Examples of such expense reduction were network maintenance down 23.9% y-o-y, cost of refill cards down 46.3% y-o-y, marketing expense down 17.1% y-o-y, staff cost down 6.1% y-o-y and general administrative expense down 23% y-o-y.

**Financial cost** increased 12.6% y-o-y from higher outstanding debt of Bt35.6bn at end of 2009 compared to Bt34.3bn at end of 2008.

**Other income** declined 73.2% y-o-y to Bt687m in 2009 from Bt2,564m in 2008. This decline came mainly from the one-time DPC gain of Bt1,217m in 2Q08, and lower interest income.

| **Consolidated (Bt million)** | **Tax deductible** | **Where** | **2008** | **2009** | **y-o-y** |
|---|---|---|---|---|---|
| **Net income** | | | **16,409** | **17,055** | **3.9%** |
| Add: Impairment of DPC goodwill | *No* | *Impairment loss* | 3,553 | | |
| Impairment loss on ADC asset | *Yes* | *Impairment loss* | | 222 | |
| Goodwill write-off* | *No* | *SGA* | 15 | | |
| Deduct: Gain on DPC settlement after tax | *Yes* | *Other income* | (1,217) | | |
| **Normalized net income** | | | **18,760** | **17,277** | **-7.9%** |

**Net profit** was Bt17,055m, increased 3.9% from 2008 due to the Bt3,553m goodwill impairment recorded last year. On normalized basis, net profit was Bt17,277m decreased 7.9% from Bt18,760m in 2008. Such contraction was from weak economy and political instability during the year. In 2009, asset impairment of ADC was booked at Bt561m on consolidated basis as its business on corporate leased-line and broadband has no further expansion plan. AIS had an 50.2% indirect investment in ADC via DPC, the impairment of ADC asset also resulted in impairment of DPC's investment in ADC. As such the impact to the net profit attributable to equity holder of AIS was in total Bt222m, consisting of (1) proportionate asset impairment on ADC equivalent to 50.2% of Bt561m, deducting (2) a defer tax gain from DPC impairment of investment on ADC equivalent to 30% of 200m.

**International Roaming revenue (IR)** declined 23.7% y-o-y from 2008 due to the plunge in tourist arrival impacted by domestic political turmoil and global poor economy, as well as higher discount to foreign counter-party (AIS books IR revenue net of portion submitted to foreign counter-party). In 4Q09, IR revenue made a strong rebound with 28.5% y-o-y and 52.5% q-o-q growth , continued improvement since 3Q09. Thailand's tourism came to vivid again given a better political climate and global economic recovery. However, the IR revenue as a proportion to revenue of 4.1% in 4Q09, was still below the usual level of around 5% during the normal economy.

**Other revenue** declined 12.4% y-o-y mainly from the fall in **international call (IDD)** revenue due to economy downturn and lower tourist numbers but recovered with 16.8% q-o-q in 4Q09. The IDD business started to see aggressive price competition in 4Q09, which is expected to continue into 2010.

**Net interconnection (net IC)** posted a positive net IC at Bt954m increased 29.4% y-o-y from Bt737m in 2008. On q-o-q basis, net IC declined to Bt122m from promotion which offered attractive rate for off-net calls to encourage overall customer's usage and induced new customers. This reflected in 4Q09 as outgoing traffic rose while incoming traffic was relatively flat. Over the year, both incoming traffic and outgoing traffic across the network continued to decline as each operators focused on maintaining its price plan to encourage on-net usage. The % on-net traffic for AIS as of 4Q09 was 79% compared to 76% as of 4Q08.

**Sales revenues** posted Bt6,639m, representing 6.5% of total revenue in 2009, declined 40.8% y-o-y due to the change in policy of Nokia and the economic impact. Sales margin slightly improved to 6.6% for 2009, from 6% in 2008. Comparing to 3Q09, sales revenue in 4Q09 also declined -13.7% due to high competition from house-brand low-end handsets. However, sales margin in 4Q09 improved significantly to 16% from 8.2%, due to the strong sales growth of smartphones, Blackberry, and USB aircard.

**Cost of service excluding IC cost** increased 3.2% y-o-y to Bt26,842m from Bt26,008m in 2008 due mainly to higher network amortization, which rose 6.3% y-o-y due to the shorter amortization period. Network maintenance cost declined 23.9% y-o-y from service negotiation but utility cost, including base station rental, increased 5.3% y-o-y from higher number of cell sites.

**Revenue sharing expense** declined softly -0.3% y-o-y according to lower service revenue.

**Marketing expense** decreased 17.1% y-o-y to Bt2,695m, which accounted for 2.6% of total revenue. Marketing expense was controlled to level below 3% stipulated in the 2009 guidance. Marketing spending in 4Q09 grew 47.9% q-o-q in response to high season and spending recovery.

**Administrative expense** decreased 4.7% y-o-y from various cost control programs, including cost related to staff compensation and development fell 6.1% y-o-y, and general admin expense fell 23.2% y-o-y. **Bad debt provision** increased 47.9% y-o-y due partly to acquisition of postpaid subscribers toward lower-end users, and some economic impact. However, percentage bad debt to postpaid revenue was in controlled a range below 4.0%.

| **Interconnection** (Bt million) | **2008** | **2009** | **y-o-y** |
|---|---|---|---|
| **Revenue** | **16,213** | **14,370** | **-11.4%** |
| Cost | 15,476 | 13,416 | -13.3% |
| **Net Interconnection** | **737** | **954** | **29.4%** |

| **Cost of service excl.IC** (Bt million) | **2008** | **2009** | **y-o-y** |
|---|---|---|---|
| **Amortization** | **17,898** | **19,024** | **6.3%** |
| Base station rental & utility | 2,513 | 2,646 | 5.3% |
| **Maintenance** | **1,825** | **1,388** | **-23.9%** |
| Others | 3,773 | 3,783 | 0.3% |
| **Cost of service excl. IC** | **26,008** | **26,842** | **3.2%** |

| **SG&A** (Bt million) | **2008** | **2009** | **y-o-y** |
|---|---|---|---|
| **Marketing expense** | **3,252** | **2,695** | **-17.1%** |
| Administrative expense | 7,802 | 7,439 | -4.7% |
| **SG&A expenses** | **11,054** | **10,134** | **-8.3%** |
| %marketing to total revenue | 2.9% | 2.6% | |
| **%bad debt to postpaid revenue** | **2.7%** | **3.8%** | |
| %SG&A to total revenue | 10.0% | 9.9% | |

| **EBITDA (Bt million)** | | | |
|---|---|---|---|
| **Operating profit** | **27,699** | **26,002** | **-6.1%** |
| Depreciation PPE | 3,029 | 3,337 | **10.2%** |
| **Network amortization** | **15,815** | **16,687** | **5.5%** |
| Gain (loss) on disposals of PPE | 70 | 7 | **-90.0%** |
| **Write off good will** | **15** | **0** | **-100.0%** |
| Management benefit | -82 | -72 | **-12.2%** |
| Other financial cost | -82 | -68 | **-16.4%** |
| **EBITDA** | **46,463** | **45,892** | **-1.2%** |
| **EBITDA margin** | **41.9%** | **44.8%** | |

| **Financial Cost** | | | |
|---|---|---|---|
| Interest expenses | 1,625 | 1,853 | 14.0% |
| **Other financial costs** | **82** | **68** | **-16.4%** |
| **Financial cost** | 1,707 | 1,921 | 12.6% |

## FINANCIAL RESULTS

| Service revenue excluded IC (Bt million) | 2008 | | 2009 | | y-o-y | 4Q08 | 3Q09 | 4Q09 | y-o-y | q-o-q |
|---|---|---|---|---|---|---|---|---|---|---|
| Voice revenue | 63,906 | 76.7% | 60,755 | 74.6% | -4.9% | 15,458 | 14,868 | 15,221 | -1.5% | 2.4% |
| Postpaid (voice) | 15,098 | 18.1% | 14,432 | 17.7% | -4.4% | 3,740 | 3,600 | 3,508 | -6.2% | -2.6% |
| Prepaid (voice) | 48,808 | 58.5% | 46,323 | 56.9% | -5.1% | 11,718 | 11,268 | 11,714 | 0.0% | 4.0% |
| Non-voice revenue | 11,061 | 13.3% | 13,738 | 16.9% | 24.2% | 2,930 | 3,455 | 3,965 | 35.3% | 14.8% |
| International roaming | 3,696 | 4.4% | 2,821 | 3.5% | -23.7% | 678 | 571 | 871 | 28.5% | 52.5% |
| Others (IDD, other fees) | 4,710 | 5.6% | 4,127 | 5.1% | -12.4% | 1,157 | 970 | 1,043 | -9.8% | 7.6% |
| **Total service revenue excl. IC** | **83,373** | **100.0%** | **81,442** | **100.0%** | **-2.3%** | **20,222** | **19,863** | **21,100** | **4.3%** | **6.2%** |

***Service revenue excluded IC** fell 2.3% y-o-y, in line with the guidance, thanks to 4Q09 recovery.*

***EBITDA** declined 1.2% y-o-y from lower revenue but protected by cost control.*

***Normalized net profit** was Bt17,277m fell 6% y-o-y from lower revenue and higher interest expense.*

**Service revenue excluded IC revenue** for 2009 declined 2.3% y-o-y from economic weakness and political instability. The aftermath impact from airport seizure at the end of 2008 and the political riot in April 2009 continued to dampen consumer's sentiment, spending and tourist arrivals. While GDP in 1H09 declined 6%, AIS service revenue excluded IC fell 5.4% y-o-y. In the 2H09, as global economy headed toward recovery and Thai economy also improved from government stimulus program, GDP turn to positive growth in 4Q09. AIS saw its service revenue excluded IC in 4Q09 grow 4.3% y-o-y, easing the 3-quarter decline and moved full year growth back in line with the guidance.

**Voice revenue** which was considered in saturated stage, contracted 4.9% y-o-y for 2009 conformed to the economy downturn. Prepaid voice revenue declined 5.1% y-o-y while postpaid voice revenue declined 4.4% y-o-y. In 4Q09 prepaid voice revenue rose 4.0% q-o-q due to seasonality effect supplemented by economic recovery and achieved flat revenue y-o-y. On the other hand, postpaid voice revenue still dropped 2.6% q-o-q and 6.2% y-o-y. The y-o-y declining trend of postpaid voice revenue has been slower as AIS focused on quality acquisition.

**Non-voice revenue**, accounted for 17% of service revenue excluded IC, compared to 13% in 2008. It firmly grew 24% y-o-y to Bt13,738m from Bt11,061m in 2008. The growth was driven by the availability of affordable and user-friendly smartphones, popularity of online/mobile social networking, variety of contents and demand of mobile internet. In 4Q09, non-voice revenue grew 35% y-o-y and 15% q-o-q . For 2009, the mobile internet was the leader on data growth with a strong 54% y-o-y growth, including the growth of consumer's Blackberry service and internet SIM. Content was also the key to drive data revenue in 2009 with 42% y-o-y growth supported by strong content partners in delivering attractive variety of packages, particularly on news and lifestyles. Enterprise solutions also grew 52% y-o-y including, for example, corporate push-email, Blackberry service platform, VOIP, and mobile sales force.

## OPERATIONAL HIGHLIGHTS

***Subscriber** reached 28.8m, mainly from prepaid but addition stagnant from economy and saturation.*

***ARPU** improved in 4Q09 mainly from economy recovery.*

***MOU** improved mainly from prepaid.*

**Subscriber** reached 28.8m, added 1.5m new subscribers from 27.3m in year 2008. However, The net addition was lower from 3.2m in 2008. This reflects saturation stage of industry and weak economy. On y-o-y basis, postpaid net addition contracted 7.2% while prepaid net addition contracted 59.7%. Launching of Blackberry and the growth of internet SIM soften the impact from weak economy. Net addition for 4Q09 was 490k, driven by prepaid plan called "Boo Lim".

**ARPU** continued to decline from year 2008 due to weak economy that pressured consumer spending. On q-o-q basis, the ARPU in 4Q09 rebounded for the first time after a 7-straight quarters decline, reflecting the improvement in usage and demand upon economic recovery. Postpaid ARPU including net IC fell 4.3% y-o-y to Bt619 but increased 3.1% q-o-q from Bt600 in 3Q09. Also, prepaid ARPU including net IC fell 2.5% y-o-y to Bt198 but increased 3.7% q-o-q from Bt191 in 3Q09.

**MOU** of both prepaid and postpaid also had a q-o-q improvement. Prepaid's MOU significantly grew 6.3% q-o-q to 255 minutes, and also rose 4.1% y-o-y from 242 minutes in 4Q08. Postpaid's MOU grew 2.5% q-o-q to 534 minutes but still 1.8% lower than 544 minutes in 4Q08. 4Q09 was an impressive quarter from improving economy together with healthy seasonal pickup.

## SIGNIFICANT EVENTS

In 2009, **asset impairment of ADC was booked at Bt561m** on consolidated basis as its business on corporate leased-line and broadband has no investment plan and expects declining trend of customer base. The net impact to the net profit is shown under normalized profit on page 3. AIS had an 50.2% indirect investment in ADC via DPC, the impairment of ADC asset also resulted in impairment of DPC's investment in ADC. As such **the impact to the net profit attributable to equity holder of AIS was in total of Bt222m** consisting of (1) proportionate asset impairment on ADC equivalent to 50.2% of Bt561m, deducting (2) a defer tax gain from DPC impairment of investment on ADC equivalent to 30% of 200m.

## Management's Discussion and Analysis of AIS

### OVERVIEW

**AIS delivered a strong 28% y-o-y FCF growth for 2009 albeit the revenue decline.** 2009 was a difficult year with weak global and domestic economy affected consumer demand. AIS's service revenue declined 2.3% y-o-y while cost control and lower capex supported AIS to generate strong free cash flow of Bt31bn, a 28% y-o-y growth from Bt24.2bn in FY08, and achieve higher than the 15% growth target.

**Data services made a solid 24% y-o-y growth driven by the penetration of mobile internet.** The mobility and the ease of access offered via smart phones like Blackberry, Nokia N series and E series, as well as aircards have well-responded to consumer's need for internet connectivity. The popularity of online/mobile social networking trend such as Facebook and Twitter also drived data user penetration. Affordability also became higher as the price of smartphones and netbooks continued to decline. AIS lead the non-voice market by posting Bt13.7bn on revenue from data, representing a 24% growth from 2008. Active mobile internet users in 2009 rose to 5.3m from 4.5m in 2008, with support of up to 100k Blackberry subscribers and 265k internet SIM subscribers. We believe the non-voice service is in a growth stage and will be a key revenue driver in mobile industry for 2010.

**Effective cost control was reflected in lower cash operating expense by 6.4% y-o-y** (cash opex including network opex, SGA, excluding A&D), which partly lifted up EBITDA margin to 44.8%, from 41.9% in 2008. Key cost cutting areas included network maintenance which declined 24% y-o-y, cost of refill cards fell 46% due to prepaid refill-on-mobile, marketing expense dropped 17% y-o-y being discretionary.

**AIS target to achieve 12% FCF growth for 2010.** Revenue recovery of 3% growth is expected following the economic outlook and improving sentiment. Further cost cutting will not be significant and hence EBITDA margin is expected to be 44%. While the license to operate 3G on 2.1GHz remains uncertain, capex for 2010 will decline to 6.2bn, an all-time low, given limited penetration growth, required capacity expansion for data upon EDGE technology and limited HSPA on 900MHz but not 3G on 2.1GHz.

***Consolidated Cash Flow****

The following table summarizes our consolidated cash flows for the years indicated:

| | Year Ended December 31, | |
|---|---|---|
| | **2009** | **2008** |
| | **(in millions of Baht)** | |
| **Net cash provided by operating activities** | **2,334.7** | **1,662.3** |
| Net cash provided by investing activities | 6,723.7 | 6,051.1 |
| **Net cash used in financing activities** | **(9,521.6)** | **(9,982.8)** |
| Net decrease in cash & cash equivalents and current investment | (463.2) | (2,269.4) |
| **Cash & cash equivalents and current investment at beginning of year** | **4,170.5** | **6,446.7** |
| Effects of exchange rate changes on balances held in foreign currencies | (0.1) | (6.8) |
| **Cash & cash equivalents and current investment at end of year** | **3,707.2** | **4,170.5** |

*Cash Flow comprised of cash & cash equivalents and current investment

As at December 31, 2009, consolidated cash & cash equivalents and current investment totaled Baht 3,707.2 million, a decrease of Baht 463.2 million from the previous year or Baht 2,269.4 million since the end of 2007. (Both figures exclude the effects of exchange rate changes on balances held in foreign currencies.)

***Net cash flows provided by operating activities***

The consolidated cash flow provided by operating activities was Baht 2,334.7 million, an increase of 40.4% from 2008, mainly due to the incremental cash flows from account receivable and a decrease in inventory.

***Net cash flows provided by investing activities***

Cash received from investing activities was mainly the dividend received from AIS. In 2009, the consolidated cash flow provided by investing activities was Baht 6,723.7 million, an increase of 11.1% from 2008 when there was an income tax payment of Baht 1,290.0 million on the gain on sale of THCOM's subsidiary. However, in 2009, there were higher cash outflows used for purchasing property and equipment and making long-term investment.

***Net cash flows used in financing activities***

The consolidated cash flows used in financing activities amounted to Baht 9,521.6 million, a decreased of 4.6% from 2008, mainly from the lower dividend paid (Baht 2.4 per share in 2009 compared to Baht 2.7 per share in 2008), partially offset by an increase in the repayment of loans.

**Consolidated Balance Sheet**

The following table provides the consolidated balance sheets for the years indicated. This table should be read in conjunction with the consolidated financial statements.

| | As at December 31, | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | (in millions of Baht) | | (in millions of Baht) | |
| **Cash & cash equivalents and current investment** | **3,707.2** | ***6.0%*** | **4,170.5** | ***6.6%*** |
| Other current assets | 2,316.4 | *3.8%* | 2,603.8 | *4.1%* |
| **Investments in associates** | **30,739.7** | ***50.0%*** | **31,237.5** | ***49.4%*** |
| Long-term investments | 226.0 | *0.4%* | 25.0 | *0.0%* |
| **Property and equipment, net** | **6,114.1** | ***9.9%*** | **5,608.2** | ***8.9%*** |
| Property and equipment under operating agreements, net | 15,527.6 | *25.2%* | 17,068.6 | *27.0%* |
| **Other assets.** | **2,909.2** | ***4.7%*** | **2,545.7** | ***4.0%*** |
| Total assets | 61,540.2 | *100.0%* | 63,259.3 | *100.0%* |
| | | | | |
| Total current liabilities | 7,253.5 | *11.8%* | 7,890.8 | *12.5%* |
| **Long-term borrowing** | **8,076.0** | ***13.1%*** | **7,726.4** | ***12.2%*** |
| Other liabilities | 1,028.4 | *1.7%* | 1,077.1 | *1.7%* |
| **Total liabilities** | **16,357.9** | ***26.6%*** | **16,694.3** | ***26.4%*** |
| Total shareholders' equity | 45,182.3 | *73.4%* | 46,565.0 | *73.6%* |
| **Total liabilities and shareholders' equity** | **61,540.2** | ***100.0%*** | **63,259.3** | ***100.0%*** |

**Assets**

In 2009, the cash & cash equivalents and current investment was Baht 3,707.2 million, mainly due to our dividend payment and loan repayment in the satellite business. The investment in associates decreased 1.6%, (mainly in AIS) as a result of dividends received in the amount of Baht 7,961.4 million although this was offset by a share of profits recorded from investment in 2009. The consolidated property and equipment under operating agreements dropped 9.0% as a result of depreciation and amortization in our satellite business.

**Liabilities**

As at December 31, 2009, the consolidated liabilities had dropped 2.0% to Baht 16,357.9 million, mainly due to the repayment of long-term loans for IPSTAR and THAICOM 5 in May 2009 and their early repayments in November 2009. However, the liabilities did not drop significantly due to the long-term debentures totaling Baht 7,000 million issued by THCOM in November 2009.

**Shareholders' equity**

The consolidated shareholders' equity decreased from December 31, 2008, due to our dividend payments totaling Baht 7,682.5 million, although this was partially offset by the net profit of Baht 6,495.8 million.

***Administrative Expenses*** decreased 14.4% from Baht 1,396.8 million in 2008 to Baht 1,195.7 million in 2009, primarily due to the reversal of doubtful debt provision. In addition, there was no administrative expense of PSC, which was sold in April 2008.

***Impairment loss on investment in a subsidiary,*** in 2008, we recorded Baht 60.1 million, an impairment loss on our investment in PSC, which was sold in April 2008.

***Profit before finance costs and tax***

As a result of the foregoing items, the profit before finance costs and tax increased 28.7% from Baht 5,599.7 million in 2008 to Baht 7,207.8 million in 2009.

***Finance costs***

The finance costs increased 71.3% from Baht 635.3 million in 2008 to Baht 1,088.0 million in 2009, primarily due to the break cost incurred from the early repayment of a loan in satellite business, along with the written-off loan acquisition cost. However, this was offset by a decrease in the interest expense following a decrease in the principal amount of the loans for IPSTAR and THAICOM 5 and DTV during the year 2009.

***Income Tax***

There was an income tax surplus of Baht 99.0 million in 2009, compared to Baht 248.8 million in 2008, following the operating loss in the satellite business.

***Net* results *attributable to minority interests, mainly in THCOM***

We recorded the losses from our subsidiaries shared to minority interests in the amount of Baht 277.1 million and Baht 436.1 million in 2009 and 2008, respectively, following the consolidated loss in the satellite and international businesses.

***Profit attributable to equity holders of the Company***

As a result of the foregoing items, our net results improved significantly from Baht 5,649.3 million in 2008 to Baht 6,495.8 million in 2009.

In 2008, AIS recorded a goodwill impairment of Baht 3,553 million on one of its subsidiaries, Digital Phone Co., Ltd., although this was partially offset by a gain of Baht 1,217 million (after tax) from over accrued liabilities related to the "Unwind agreement" dispute with DTAC. Therefore, the normalized net profit of 2008 was Baht 18,760 million.

In 2009, there was an asset impairment of Baht 222 million on Advanced Data network Communications Co., Ltd., which changed the normalized net profit of AIS Group to Baht 17,277 million. On a normalized basis, the net profit of AIS Group dropped y-o-y due to lower revenue and a higher interest expense.

The total service revenue of AIS Group excluded IC dropped as a result of economic weakness and political instability. The main drop occurred in voice revenue as the market was considered to have reached a saturation point related to the economic slowdown. Also, international roaming revenue dropped due to lower tourist arrivals as a result of domestic political turmoil and poor global economy along with higher discounts to foreign counter-parties. In contrast, non-voice revenue rose because of the availability of affordable and user-friendly smartphones, popularity of online/mobile social networking, variety of content and demand for mobile internet.

The total expenses of AIS Group declined, mainly from effective cost-control programs for the selling and administrative expenses, even though the cost of services increased due to higher network amortization in a shorter period along with higher utility costs, including base station rental, arising from an increasing number of cell sites. However, the cost of network maintenance dropped after negotiation with the service providers. The financial cost rose from higher outstanding debt. For a discussion on and analysis of the results of operations of AIS Group, including the management outlook on a 3G mobile network, please see MD&A of AIS below.

***Net foreign exchange gain*** was Baht 465.0 million in 2009, when the Baht appreciated against the U.S. dollar, compared to a loss of Baht 369.4 million in 2008, when the Baht depreciated against the U.S. dollar.

**Expenses**

Total expenses decreased by 8.9% from Baht 10,276.6 million in 2008 to Baht 9,360.6 million in 2009, primarily due to the net foreign exchange loss in 2008. Apart from the net foreign exchange loss, total expenses decreased 5.3%, as a result of declining administrative expenses and a lower cost of sales and services.

***Cost of sales and services*** decreased 3.1% from Baht 7,024.0 million in 2008 to Baht 6,806.2 million in 2009, primarily due to lower costs in media and advertising, following a drop in revenue. However, there was an increase in the costs of the telephone network in foreign entities, especially,. a depreciation cost arising from the network expansion in Cambodia and Laos. In addition, the cost of international roaming of Laos increased.

**Total revenue**

Total revenue increased 4.4% from Baht 15,876.3 million in 2008 to Baht 16,568.4 million in 2009. However, if the gain on foreign exchange of Baht 465 million is excluded, this was only a slight increase of 1.4%.

***Revenue from Sales and Services*** decreased 4.3% from Baht 8,917.6 million in 2008 to Baht 8,533.2 million in 2009, mainly as a result of lower revenue from the media and advertising businesses, although this was partially offset by an increase from the telephone networks in foreign entities.

***Revenue from Telephone network in foreign entities, in Cambodia and Laos*** increased 11.2% from Baht 1,930.3 million in 2008 to Baht 2,146.7 million in 2009. This was primarily due to the growth of new subscribers in Laos, especially prepaid mobile subscribers.

***In Laos***, the total number of telephone subscribers, both mobile and fixed-line, increased 40.7% from 0.96 million in 2008 to 1.36 million in 2009, due to a significant growth in the mobile GSM prepaid service, which increased by 44.1% to 1.25 million subscribers, while, the CDMA service increased by 12% to 0.03 million subscribers. However, the prepaid mobile ARPU decreased 16.6% due to high competition and the PSTN ARPU decreased 0.5% because of the change in customer behavior.

***In Cambodia***, the total number of subscribers dropped 6.6% from 0.92 million in 2008 to 0.86 million in 2009, primarily due to strong competition from three new operators who entered the market in 2009. There are currently nine telephone service providers in Cambodia. Although, revenue per minute rose 6.3% from the previous year, the mobile ARPU decreased 18.7% due to promotions offering cheaper prices.

***Satellite revenue*** decreased 2.0% from Baht 4,664.1 million in 2008 to Baht 4,570.2 million in 2009, primarily from a decrease in UT sales although this was offset by an increase in IPSTAR bandwidth usage, mainly from Australia, Indonesia, New Zealand, China, Cambodia and Malaysia. However, the revenue from Thaicom's conventional satellite rose due to a growth in satellite TV broadcasting that led to more transponder leasing.

***Media and advertising revenues*** decreased by 32.5% from Baht 1,779.1 million in 2008 to Baht 1,200.3 million in 2009, primarily from a decrease in advertising expenditure during the economic slowdown resulting from cost control by customers.

***Other revenues*** increased from the sale of satellite dishes and equipment by DTV, a subsidiary of THCOM. By the end of the year, DTV's accumulated sales volume was 0.59 million sets.

***Share of profits of associates*** increased 10.0% from Baht 6,784.7 million in 2008 to Baht 7,465.4 million in 2009. The share of profits of associates was mainly contributed from AIS Group.

In 2009, the profit of standalone AIS Group was Baht 17,055 million compared to Baht 16,409 million in 2008 (the net profit did not include a derivative adjustment made by the Company to its share of the profits from AIS Group's results).

## Group Operation (Consolidation Method)

The following tables provide a breakdown of our total consolidated revenue by showing each item as a percentage of total revenues, and a breakdown of our consolidated expenses by showing each item as a percentage of our total consolidated revenues, for the years indicated. This table should be read in conjunction with our consolidated financial statements.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | (in millions of Baht) | | (in millions of Baht) | |
| **Revenue:** | | | | |
| Revenue from sales of goods and rendering of services: | | | | |
| - Telephone network in foreign entities (other than AIS) | 2,146.7 | 13.0% | 1,930.3 | 12.2% |
| - Satellite | 4,570.2 | 27.6% | 4,664.1 | 29.4% |
| - Media and advertising | 1,200.3 | 7.2% | 1,779.1 | 11.2% |
| - Others* | 616.0 | 3.7% | 544.1 | 3.4% |
| Total revenues from sales of goods and rendering of services | 8,533.2 | 51.5% | 8,917.6 | 56.2% |
| Share of profits from investments – equity method: | | | | |
| - AIS (local wireless telecommunication) | 7,340.8 | 44.3% | 6,717.5 | 42.3% |
| - Other | 124.6 | 0.8% | 67.2 | 0.4% |
| Total share of net results from investments—equity method | 7,465.4 | 45.1% | 6,784.7 | 42.7% |
| Net foreign exchange gain | 465.0 | 2.8% | - | - |
| Other incomes | 104.8 | 0.6% | 174.0 | 1.1% |
| Total revenue | 16,568.4 | 100.0% | 15,876.3 | 100.0% |
| **Expenses:** | | | | |
| Costs of sales and services | 6,806.2 | 41.1% | 7,024.0 | 44.2% |
| Operating agreement fees | 538.6 | 3.3% | 485.7 | 3.1% |
| Loss on provision for unpaid operating agreement fee and interest | 433.4 | 2.6% | 433.4 | 2.7% |
| Selling expenses | 250.6 | 1.5% | 286.0 | 1.8% |
| Administrative expenses | 1,195.7 | 7.2% | 1,396.8 | 8.8% |
| Net foreign exchange loss | - | - | 369.4 | 2.3% |
| Impairment loss on investment in a subsidiary | - | - | 60.1 | 0.4% |
| Management benefit expenses | 136.1 | 0.8% | 221.2 | 1.4% |
| **Total expenses** | 9,360.6 | 56.5% | 10,276.6 | 64.7% |
| Profit before finance costs and income tax expenses | 7,207.8 | 43.5% | 5,599.7 | 35.3% |
| Finance cost | (1,088.0) | (6.6)% | (635.3) | (4.0)% |
| Income tax expense | 99.0 | 0.6% | 248.8 | 1.6% |
| **Profit for the year** | 6,218.8 | 37.5% | 5,213.2 | 32.9% |
| **Attributable to:** | | | | |
| Equity holders of the Company | 6,495.9 | 39.2% | 5,649.3 | 35.6% |
| Minority interest | (277.1) | (1.7)% | (436.1) | (2.7)% |
| Net profit for the year | 6,218.8 | 37.5% | 5,213.2 | 32.9% |

Remark * Includes Internet, direct satellite television, information technology businesses and consolidation eliminations

The following table provides the Company's balance sheets for the years indicated. This table should be read in conjunction with the Company's financial statements.

| | As at December 31, | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | (in millions of Baht) | | (in millions of Baht) | |
| **Cash & cash equivalents and current investment** | 1,618.3 | 11.2% | 1,726.5 | 12.1% |
| Other current assets | 17.7 | 0.1% | 17.9 | 0.1% |
| **Investments in subsidiaries, associates and jointly-controlled entities** | 12,502.4 | 86.8% | 12,502.4 | 87.2% |
| Long-term investments | 226.0 | 1.6% | 25.0 | 0.2% |
| **Other assets.** | 43.4 | 0.3% | 58.2 | 0.4% |
| Total assets | 14,407.8 | 100.0% | 14,330.0 | 100.0% |
| Total liabilities | 49.4 | 0.3% | 66.4 | 0.5% |
| Shareholders' equity | | | | |
| **Share capital** | 3,201.1 | 22.2% | 3,201.1 | 22.3% |
| Premium on share capital | 10,197.3 | 70.8% | 10,197.3 | 71.2% |
| **Legal reserved** | 500.0 | 3.5% | 500.0 | 3.5% |
| Retained earnings | 460.0 | 3.2% | 365.2 | 2.5% |
| **Total shareholders' equity** | 14,358.4 | 99.7% | 14,263.6 | 99.5% |
| **Total liabilities and shareholders' equity** | 14,407.8 | 100.0% | 14,330.0 | 100.0% |

***The Company's Balance Sheets***

Total assets as at December 31, 2009 were Baht 14,407.8 million, a slight increase from December 31, 2008. Total liability amounted Baht 49.4 million, a decrease of 25.6%. Shareholders' equity was Baht 14,358.4 million, a slight increase from Baht 14,263.6 million at December 31, 2008. This was due to a rise of Baht 94.8 million in retained earnings from the net profit of Baht 7,777.6 million, offset by an interim dividend payment of Baht 1.25 per share for the period January 1 to April 9, 2009, totaling Baht 4,001.3 million. In addition, the interim dividend for the period April 10 to August 13, 2009 was Baht 1.15 per share, totaling Baht 3,681.2 million.

**Company Operations (Cost Method)**

The following table provides the Company's statements of income for the years indicated. This table should be read in conjunction with the Company's financial statements.

| | Year Ended | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | (in millions of Baht) | | (in millions of Baht) | |
| Dividends income | 8,007.4 | 99.5% | 8,003.4 | 99.2% |
| Other income | 37.9 | 0.5% | 64.3 | 0.8% |
| Total revenues | 8,045.3 | 100.0% | 8,067.7 | 100.0% |
| | | | | |
| Administrative expenses | 180.6 | 2.2% | 164.1 | 2.0% |
| Impairment loss on investments in subsidiaries | - | - | 86.9 | 1.1% |
| Management benefit expenses | 87.1 | 1.1% | 105.4 | 1.3% |
| Total expenses | 267.7 | 3.3% | 356.4 | 4.4% |
| Profit before interest | 7,777.6 | 95.7% | 7,711.3 | 95.6% |
| Finance costs | (0.1) | 0.0% | (0.1) | 0.0% |
| Net profit for the year | 7,777.5 | 95.7% | 7,711.2 | 95.6% |

**The Company's Net Result**

The Company's net profit increased 0.9% or from Baht 7,711.2 million in 2008 to Baht 7,777.5 million in 2009. This was mainly due to an impairment loss of Baht 86.9 million on our investment in a former subsidiary, Payment Solution Co., Ltd., "PSC" recorded in 2008.

## Overview

We are a holding company with investments mainly in telecommunications, media and advertising. Our discrete business segments are as follows: local wireless telecommunication managed by Advanced Info Service Plc "AIS"; satellite and international businesses managed by Thaicom Plc "THCOM" and its jointly-controlled entities that operate telecommunications services in Cambodia and Laos; media and advertising businesses managed by ITV Plc "ITV" and Matchbox Co., Ltd. "Matchbox" and other businesses, primarily managed by DTV Co., Ltd. "DTV" and CS Loxinfo Plc "CSL"

ITV had been operating a free-to-air television broadcasting station in Thailand until its license was revoked by the Prime Minister's Office on March 7, 2007 and the company had to cease operations. As a result of this, there is currently no revenue from ITV, which is now included in the media and advertising business. This matter is currently under arbitration and the outcome cannot be predicted. The details of this case have been included in the notes to the financial statement.

Our consolidated profit attributable to equity holders of the Company for the year ended December 31, 2009 was Baht 6,495.9 million based on total consolidated revenue of Baht 16,568.4 million. Our consolidated net profit depends primarily on the results of operations of AIS Group, our associated company and the primary focus of our wireless communications business. We account for AIS Group using the equity method. Our share of the net profits of AIS Group, for the year ended December 31, 2009, was Baht 7,340.8 million, contributed 44.3% of our total consolidated revenue and contributed 113.0% of our consolidated net profit attributable to equity holders of the Company. For a discussion and analysis of the results of operations of AIS Group, including the management outlook on a 3G mobile network, please see the MD&A of AIS below.

### Reclassification of accounts

The financial statements, including the comparable period have been reclassified to conform to the notification *The Brief Particulars in the Financial Statements, B.E. 2552* from the Department of Business Development.

**2. Related-party transaction policy and procedure**

Shin Group has a policy whereby internal customers are charged the same rate as external customers. If there is no comparable market price, the group will make an estimation based on other products or services available under similar conditions or circumstances. In some cases, the group will seek an estimate from an independent consultant to ensure that the price is fair and reasonable. As in other transactions, approval must be granted by the authorized person(s) according to the type and size of the transaction, and members of management with a conflict of interest will not have approval authority. Furthermore, the Audit Committee is responsible for reviewing all significant related-party transactions on a quarterly basis in order to ensure that no conflict of interest has occurred.

The Company has a policy to comply with all SET regulations pertaining to related-party transactions.

**3. Future related-party transaction policy**

The Company will continue to follow its policy that all related-party transactions be synchronized among its business units with rational prices and conditions.

| Name of related company/ Type of relationship | Type of transaction | Amount of significant transactions of the Company and its subsidiaries for the year ending 31 December 2009 (million baht) | | | | Rationale and Price Policy |
|---|---|---|---|---|---|---|
| | | SHIN | THCOM and its subsidiaries | Other companies | Total | |
| **9. Cedar, Aspen** Cedar and Aspen are major shareholder of SHIN. | Dividend paid | 7,384.23 | - | - | 7,384.23 | As per the resolution of the shareholders' meeting or Board of Directors. |
| **10. Barcelona Motor Co., Ltd.** Barcelona Motor has the same director as Shin. | Shin Group purchased and repair & maintenance cars | 2.18 | 4.42 | - | 6.60 | Shin Group purchased cars for management and has cars repaired and maintenance. The prices are normally the same rate as external customers. |

| Name of related company/ Type of relationship | Type of transaction | Amount of significant transactions of the Company and its subsidiaries for the year ending 31 December 2009 (million baht) | | | | Rationale and Price Policy |
|---|---|---|---|---|---|---|
| | | SHIN | THCOM and its subsidiaries | Other companies | Total | |
| **6. Singapore Telecom Pte Ltd. (Singtel)**<br>Singtel has the same major shareholder as SHIN. | Expenditure:<br>A subsidiary rents a satellite transponder. | - | 0.17 | - | 0.17 | A subsidiary (THCOM) rents a satellite transponder to provide services to its customers. The prices are normally the same rate as external customers. |
| **7. Codespace Inc.**<br>Codespace and THCOM hold Spacecode LLC 30%:70%. | Expenditure:<br>A subsidiary hired Codespace to research and develops products for the IPSTAR project. | - | 19.81 | - | 19.81 | Codespace is an expert in broadband technology. The prices are based on actual working hours plus expenses. |
| **8. Asia Mobile Holding Pte Limited and its group (AMH)**<br>AMH has the same major shareholder as SHIN. | Expenditure:<br>A jointly-controlled entity paid for marketing management services. | - | 3.98 | - | 3.98 | AMH specialists manage the marketing of Mfone as the mobile-phone market in Cambodia is very competitive. Service fee was charged based on the cost of executives providing the consultation plus actual expenses. |
| | Income from international roaming | - | - | 1.01 | 1.01 | The jointly-controlled entity (Mfone) provides an international roaming service in Cambodia. This is a normal business practice and internal customers pay the same prices as external customers. |

| Name of related company/ Type of relationship | Type of transaction | Amount of significant transactions of the Company and its subsidiaries for the year ending 31 December 2009 (million baht) | | | | Rationale and Price Policy |
|---|---|---|---|---|---|---|
| | | SHIN | *THCOM and its subsidiaries* | *Other companies* | *Total* | |
| | Income:<br>Income from transponder rental. | - | 14.97 | - | 14.97 | A subsidiary (THCOM) provides satellite transponder services and distributes iPSTAR user terminal. This is a normal business practice and the service charge was according to the contract and the condition was the same as external customers. |
| **4. Lao Telecommunications Co., Ltd. (LTC)**<br>SHEN holds 49% of LTC and is held by THCOM and AMH at 51%:49%. AMH has the same major shareholder as SHIN. | Income:<br>Income from transponder rental. | - | 8.50 | - | 8.50 | A subsidiary (THCOM) provides satellite transponder services and distributes iPSTAR user terminal. This is a normal business practice and internal customers pay the same prices as external customers. |
| **5. Shenington Investment Pte Limited (SHEN)**<br>SHEN is held by THCOM and AMH 51%:49%. AMH has the same major shareholder as SHIN. | Income:<br>SHIN Group provided business consultancy. | - | - | 0.84 | 0.84 | A subsidiary (THCOM) has a policy to govern its investments to derive maximize benefit. THCOM provides business consultant and charge at actual costs of managements and related staffs. |

| Name of related company/ Type of relationship | Type of transaction | Amount of significant transactions of the Company and its subsidiaries for the year ending 31 December 2009 (million baht) | | | | Rationale and Price Policy |
|---|---|---|---|---|---|---|
| | | SHIN | THCOM and its subsidiaries | Other companies | Total | |
| | 2. Income from advertising | - | - | 0.47 | 0.47 | A subsidiary (MB) provides advertising services and production of advertisements. Internal customers pay the same prices as external customers. |
| | 3. Income from transponder rental | - | 9.71 | - | 9.71 | A subsidiary (THCOM) provides satellite transponder services for transmission of television and communications signals. Internal customers pay the same prices as external customers. |
| | 4. Dividend income | - | 90.04 | - | 90.04 | A subsidiary of THCOM (DTV) had dividend received, as per the resolution of the shareholders' meeting or Board of Directors. |
| **3. Mfone Co., Ltd. (formerly Cambodia Shinawatra Co., Ltd.) (Mfone)** SHEN holds 100% of Mfone and is held by THCOM and AMH at 51%:49%. AMH has the same major shareholder as SHIN. | Expenditure: Shin Group paid repair and maintenance of base station. | - | 3.58 | - | 3.58 | A jointly control entity (Mfone) provides base station operation, which is a supported business to THCOM. The service charge was according to normal contracts and the condition was on arm's length basis. |

| Name of related company/ Type of relationship | Type of transaction | Amount of significant transactions of the Company and its subsidiaries for the year ending 31 December 2009 (million baht) | | | | Rationale and Price Policy |
|---|---|---|---|---|---|---|
| | | SHIN | THCOM and its subsidiaries | Other companies | Total | |
| **2. CS Loxinfo Plc and its group (CSL)** Singtel holds 13.15% of CSL, an indirectly-associated company of SHIN through THCOM, and has the same major shareholder as SHIN. | Expenditure: SHIN Group used leased-line internet and advertised in the Yellow Pages. | | | | | |
| | 1. Rental and other services | 0.74 | 15.52 | 0.01 | 16.28 | CSL provides uplink transmission of television services and leased-line internet in general. Internal customers are normally charged at the market rate and receive the same level of service. |
| | 2. Advertising | 0.04 | 0.02 | 1.44 | 1.50 | SHIN Group advertises in the Yellow Pages. Internal customers are normally charged at the same rate as external customers. |
| | Income: SHIN Group provided maintenance and development of computer programs, advertising and transponder rental as follows: | | | | | |
| | 1. Income from computer services | - | 0.51 | 5.15 | 5.66 | A subsidiary (ITAS) provides accounting program services. The prices are charged in line with other companies who provide the same services. |

| Name of related company/ Type of relationship | Type of transaction | Amount of significant transactions of the Company and its subsidiaries for the year ending 31 December 2009 (million baht) | | | | Rationale and Price Policy |
|---|---|---|---|---|---|---|
| | | SHIN | THCOM and its subsidiaries | Other companies | Total | |
| | 4. Income from advertising | - | - | 270.69 | 270.69 | A subsidiary (MB) provides advertising services and production of advertisements. Internal customers pay the same prices as external customers. |
| | 5. Income from transponder rental | - | 60.39 | - | 60.39 | A subsidiary (THCOM) provides satellite transponder services for transmission of television and communications signals. Internal customers pay the same prices as external customers. |
| | 6. Income from international roaming | - | 6.08 | - | 6.08 | Two jointly-controlled entities (LTC and Mfone) provide an international roaming service in Lao PDR and Cambodia. This is a normal business practice and internal customers pay the same prices as external customers. |
| | 7. Dividend income | 7,961.39 | - | - | 7,961.39 | SHIN has dividend received, as per the resolution of the shareholders' meeting or Board of Directors. |
| | 8. Interest received | - | - | 1.73 | 1.73 | A subsidiary (ITV) had investment in ADVANC's debenture. The interest rate was the same rate as other debenture's holders. |

| Name of related company/ Type of relationship | Type of transaction | Amount of significant transactions of the Company and its subsidiaries for the year ending 31 December 2009 (million baht) | | | | Rationale and Price Policy |
|---|---|---|---|---|---|---|
| | | SHIN | THCOM and its subsidiaries | Other companies | Total | |
| **1. Advanced Info Service Plc and its group (ADVANC)** Singtel holds 21.33% of ADVANC, an associated company of SHIN, and has the same major shareholder as SHIN. | Expenditure: SHIN Group used a mobile phone service and other related services from ADVANC | 0.46 | 7.35 | 0.80 | 8.61 | SHIN Group uses the ADVANC service in order to operate its business as the network has good coverage. This is normal business practice and internal customers are normally charged the same rates as external customers. |
| | Income: SHIN Group provided maintenance and development of computer programs, advertising and transponder rental to ADVANC as follows: | | | | | |
| | 1. Income from computer services | - | - | 83.80 | 83.80 | A subsidiary (ITAS) provides accounting program services. The prices are in line with other companies who provide the same services. |
| | 2. Income from advertising on website | - | - | 8.84 | 8.84 | A subsidiary (ITAS) provides advertising service in website. The prices are the same prices as external customers. |
| | 3. Income from website design | - | 3.85 | - | 3.85 | A subsidiary (DTV) provides a website design service. Internal customers pay the same prices as external customers. |

During the year 2009, SHIN Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal business conditions. The details have been disclosed in Note 4 to the Financial Statements ending 31 December 2009.

## 1. Transactions with related companies that may cause conflicts of interest

Cedar and Aspen are major shareholders of SHIN. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek. Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Plc holding 5.8%, Kularb Kaew Co., Ltd. ("Kularb Kaew") holding 45.2% and Cypress Holdings Ltd. ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew is held by four major shareholders, namely Cypress (29.9%), Khun Surin Upatkoon (68.0%), Khun Pong Sarasin (1.3%) and Khun Suphadej Poonpipat (0.8%).

The transactions made by the Company, its subsidiaries and jointly-controlled entities with entities under Cedar, Aspen, and the Temasek group are recognised as related companies that may cause conflicts of interest.

In 2009, the significant transactions made with related companies that may cause conflicts of interest and the reasons for these are described in the table below.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

*Proposed dividend payment of associates*

At the Board of Directors' meeting ADVANC, CSL and subsidiaries of ADVANC, passed resolutions to propose the dividend payment to the General Shareholders meetings to approve as follows:

| Company | Date of Meeting | Dividend | Interim dividend paid in 2009 *(Baht/share)* | Amount to be paid *(Baht/share)* | Amount *(in million Baht)* |
|---|---|---|---|---|---|
| **Associates** | | | | | |
| ADVANC (operation result of 2009) | 12 February 2010 | 6.30 | 3.00 | 3.30 | 9,786 |
| ADVANC (special dividend) | 12 February 2010 | 5.00 | - | 5.00 | 14,827 |
| CSL | 17 February 2010 | 0.41 | 0.14 | 0.27 | 159 |
| **Subsidiaries of ADVANC** | | | | | |
| Advanced Contact Center Co., Ltd. | 9 February 2010 | 6.25 | - | 6.25 | 170 |
| Advanced Magic Card Co., Ltd. | 9 February 2010 | 7.50 | - | 7.50 | 188 |
| AIN GlobalComm Co., Ltd. | 9 February 2010 | 430.00 | - | 430.00 | 860 |

**Proposed dividend payment of the Company**

On 22 February 2010, the Company's Board of Directors passed the resolution regarding to approve dividend payment to the Company's shareholders as follows:

| | | Payment *(Baht/share)* | Estimated dividend payment *(in million Baht)* |
|---|---|---|---|
| Interim dividend | for the period from 1 January | 1.25 | 4,001 |
| Special dividend | to 8 April 2010 | 2.00 | 6,402 |
| **Total** | | **3.25** | **10,403** |

Remark: For the interim and special dividend from the operating result for the period from 1 January to 8 April 2010 is subjected to the approval by the 2010 Annual General Shareholders' meeting of ADVANC which its Board of Directors passed a resolution to call the Annual General Shareholders' meeting for the year 2010 on 8 April 2010 of which there is an agenda of dividend payment for the operating result of the second half of the year 2009 at Baht 3.30 per share and a special dividend at Baht 5.00 per share. The Company expects to realize dividend, after the approval by the Annual General Shareholders' meeting of ADVANC, in the amount of Baht 10,489 million (1,264 million shares; Baht 8.30 per share).

The Company will propose these dividend payments to the 2010 Annual General Meeting of Shareholders for approval.

## 34 Events after the reporting period

***New investments in subsidiaries***

On 8 January 2010, ADVANC invested in Fax Lite Company Limited of 9,997 ordinary shares with a par value of Baht 100 per share, totaling Baht 999,700. Total shares invested represent 99.97% ownership. The objective of business is to operate in acquiring and/or renting land, building, and related facilities to telecommunication business.

On 8 January 2010, ADVANC invested in i Zone Company Limited of 9,997 ordinary shares with a par value of Baht 100 per share, totaling Baht 999,700. Total shares invested represent 99.97% ownership. The objective of business is to operate IT, and content aggregator businesses.

***Increase of Share Capital and Reduction of Share Capital shares of CSL***

*Increase of Share Capital*

At the Board of Directors' meeting of CSL on 17 February 2010, a resolution was passed to approve the issuance of 2,750,000 additional ordinary shares to support the change in the exercise ratio, equivalent to 0.43% of the total issued and paid-up share capital of CSL as of 31 December 2009. As a result of the payment of dividend on 17 February 2010, the exercise ratio of the warrants issued under ESOP Grant 2, Grant 3, Grant 4 and Grant 5 has been affected. The Board of Directors will propose this to the shareholders for approval.

*Reduction of Share Capital*

At the Board of Directors' meeting of CSL on 17 February 2010, a resolution was passed to reduce the ordinary shares because the warrant of CSL for ESOP-Grant I expired on 13 May 2009 in number of 5,678,038 shares, equivalent to 0.89% of the total issued and paid-up shares capital of CSL as of 31 December 2009. The Board of Directors will propose this to the shareholders for approval.

***Dividend payment***

*The dividend payment of LTC*

On 9 February 2010, the Ordinary Shareholders' meeting of LTC passed a resolution to approve the dividend payment from the 2009 operation result in the amount of USD 30 million which including interim dividend from 2009 operation of USD 10 million.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

THCOM is of the opinion that it will not be adversely affected in any way as the actions were brought against NTC, office of the NTC and MICT for neglecting to perform their duties and will not constitute a cause for terminating the operating agreement as THCOM has fully complied with the terms and conditions of the operating agreement.

## 32 Bank guarantees

As at 31 December 2009, the Group had commitments with banks, in respect of letters of guarantees for satellite space segment leasing, customs duties, electricity usage and other transactions in the ordinary course of business in the amount of Baht 656 million, USD 4 million *(As at 31 December 2008: Baht 631 million and USD 44 million)* on a consolidated basis.

## 33 Reclassification of accounts

Certain accounts in the 2008 financial statements have been reclassified to conform to the presentation in the 2009 financial statements as follows:

| | **Consolidated financial statements** | | | **Separate financial statements** | | |
|---|---|---|---|---|---|---|
| | Before Reclass. | Reclass. | After Reclass. | Before Reclass. | Reclass. | After Reclass. |
| | | | *(in million Baht)* | | | |
| ***Balance sheet*** | | | | | | |
| Cash and cash equivalents | 2,729 | (1) | 2,728 | 792 | - | 792 |
| Current investments | 1,043 | 399 | 1,442 | 935 | - | 935 |
| Other current assets | 506 | (5) | 501 | 18 | - | 18 |
| Long-term investments | 413 | (388) | 25 | 25 | - | 25 |
| Unrealised gain from revaluation of investment | - | (5) | (5) | - | - | - |
| | | - | | | - | |
| ***Statement of income*** | | | | | | |
| Cost of sale of goods and rendering of services | 7,039 | (15) | 7,024 | - | - | - |
| Selling and administrative expenses | 2,039 | (2,039) | - | 253 | (253) | - |
| Selling expenses | - | 286 | 286 | - | - | - |
| Administrative expenses | - | 1,397 | 1,397 | - | 164 | 164 |
| Director remuneration | 28 | (28) | - | 16 | (16) | - |
| Management benefit expenses | - | 221 | 221 | - | 105 | 105 |
| Interest expenses | 457 | (457) | - | - | - | - |
| Finance costs | - | 635 | 635 | - | - | - |
| | | - | | | - | |

The reclassifications have been made to comply with the notification of the Department of Business Development *"The Brief Particulars in the financial statements B.E. 2552"* dated 30 January 2009.

CAT. DPC considers that all disputed assets, towers and the equipment of power supply are not the property as stipulated in the Agreement.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. However, ADVANC's management believes that the outcome of this dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respects.

**AIN Globalcomm Company Limited ("AIN")**

On 7 March 2008, CAT has submitted the Black Case no. 1245/2551 to the Civil Court against ADVANC as the defendant No.1 and AIN, a subsidiary of ADVANC, as the defendant No.2 requesting ADVANC and AIN to pay compensation with interest rate at 7.5% per annum for damage up to the date of case submission equalling to Baht 130 million. The reason in a case is to change traffic of the international direct dialling service by ADVANC and the subsidiary during 1-27 March 2007 through ADVANC subscriber by using the symbol "+" dialling from no.005 of AIN instead of No. 001 of CAT without the prior notification to subscriber.

On 4 September 2008, CAT has submitted a petition revision to adjust compensation for Baht 583 million (including interest) because CAT has damaged consecutively until 7 March 2008. On 19 November 2008, CAT has submitted the order of provisional remedial measure before delivery of judgment to cease ADVANC and AIN to transfer the traffic 001 or symbol "+" of CAT to traffic 005 of AIN. On 26 February 2009, The Civil Court has dismissed the CAT's request and on 20 March 2009, CAT has appealed such dismissal.

On 17 December 2009, The Civil Court has dismissed the case as the facts cannot be proved that CAT has either an exclusive right to use the symbol "+" or the right to prohibit AIS and AIN to use the symbol "+" and it cannot also been proved that the changing of the connection setting of the international direct dialing service from using the symbol "+" for the code 001 of CAT to "+" for the code 005 of AIN has caused mistaken to the subscribers who use international direct dialing service that they are using the code 001 of CAT, therefore, the acts of AIS have not infringed any right of CAT and also of AIN which CAT alleged to jointly commit the wrongdoing with AIS have not infringed the right of CAT as well.

However, the Court has allowed CAT to appeal the said judgment within 18 March 2010.

**31.2 Significant event of Thaicom Public Company Limited and its Group ("THCOM")**

On 19 April 2007, Mr. Supong Limthanakul brought legal actions against the National Telecommunications Commission ("NTC"), the office of the NTC and the Ministry of Information and Communication Technology ("MICT") in the Central Administrative Court ("CAC") on the ground that the three state agencies neglected to perform their duties in overseeing whether THCOM has been carrying on its telecommunications business lawfully after the sale of the Company's shares to the new shareholder.

CAC issued an order dated 8 April 2009 making THCOM the fourth respondent in order to allow THCOM to file the Reply to the petitioner's claim including evidence, documentary or otherwise to CAC and THCOM filed the Reply and supporting evidence in July 2009

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC because this amount is the same as an excise tax that DPC submitted to Excise Department during 16 September 2003 to 15 September 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Moreover, CAT has sent letter no. CAT 603 (Kor Tor.) 739 notifying DPC to comply with such Cabinet's resolution. Thus, DPC has correctly and fully complied with the Cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet.

2) Pursuant to the resolution of the meeting on 14 January 2004 between TOT, CAT, DPC, and Truemove by the Minister of the Information and Communications Technology Ministry, the Chairman, that TOT consented to reduce access charge of mobile phone from revenue sharing which TOT received from CAT in the amount of Baht 22 /number/month to DPC and True Move starting from the 6th operation year as DTAC had received from TOT.

   On 12 October 2006, TOT sent a letter to CAT that TOT could not reduce access charge of mobile phone to DPC and True Move and demanding CAT to pay the access charge that DPC and True Move have deducted as a discount of access charge plus legal interest rate computing from the default date until the fully payment is made.

   On 29 July 2008, CAT submitted a dispute Black Case No. 68/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 154 million (additional consideration of the 7th -10th operation year) plus value added tax and interest at the rate 1.25 percent per month of the above principal amount starting from the default date of each year since the 7th -10th operation year until the full payment is made.

   On 15 October 2009, CAT submitted a dispute no. black 96/2552 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay access charge of mobile phone that DPC had deducted for Baht 22 million (additional consideration of the 11th operation year) including the penalty at the rate of 1.25 percent per month which calculated up to 15 October 2009, total amount of claim Baht 26 million.

   At present, the said dispute is pending on the Arbitration process. According to arbitration procedures, the proceedings shall take several years. For the demanded amount, DPC has re-calculated and found that the said amount is only Baht 138 million which DPC has recorded as payable under the Agreement for operation in its financial statement but has not recorded the penalty for overdue payment, as the management believes that the outcome of the said dispute shall be in favour of DPC and have no material impact on the consolidated financial statements of ADVANC since DPC has correctly and fully complied with the law and the relating Agreements in all respect.

3) On 3 February 2009, CAT has submitted a dispute under Black Case No. 8/2552 to the Alternative Dispute Resolution Office, the Arbitration Institute, demanding DPC to deliver and transfer ownership of 3,343 towers including 2,653 equipment of power supply under the Digital PCN ("Personal Communication Network Agreement"). Failure to do so, DPC must reimburse Baht 2,230 million to

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

shall remain valid in so far as it is not revoked or terminated by time of ending or other cause. Thus, CAT and DPC shall remain oblige to fulfil the said agreement."

Presently, the Coordinating Committee has already been established according to Section 13 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

** The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 294/2550. The full text Memorandum of the Council of State is available only in Thai language.

**c) Significant commercial dispute and litigations**

**ADVANC**

**Between ADVANC and TOT**

On 22 January 2008, TOT submitted a dispute Black Case No. 9/2551 to the Arbitration Institute, Dispute Reconciliation Office, Justice Court Office demanding ADVANC to pay additional payment of revenue sharing amounting to Baht 31,463 million under the Cellular Mobile Phone Contract plus interest at the rate of 1.25 percent per month computing from the default date on 10 January 2007 until the full payment is made.

At present, the said dispute is pending on the Arbitration process. According to arbitration procedures and the proceedings of which shall take for several years. However, ADVANC's management believes that the outcome of the said dispute shall be in favour of ADVANC and have no material impact to the financial statements of ADVANC because this amount is the same as an excise tax that ADVANC had submitted to Excise Department during 28 January 2003 to 26 February 2007 and deducted it from revenue sharing according to the resolution of the Cabinet dated 11 February 2003. Thus, ADVANC has fully complied with the cabinet's resolution dated 11 February 2003 and this practice is the same as other operators in mobile phone or cellular radio telecommunication industries according to the resolution of the Cabinet. Moreover, TOT had sent letter no. Tor Sor Tor. Bor Yor./843 dated 10 March 2003 stating that ADVANC has fully complied with the Cabinet's resolution and ADVANC's burden remains at the same percentage rate as specified in the contract and the submission of the said excise tax return shall not affect the terms of the contract.

**Digital Phone Company Limited**

1) On 9 January 2008, CAT submitted a dispute Black Case No. 3/2551 to the Arbitration Institute and the Dispute Reconciliation Office, Justice Court Office demanding DPC to pay additional payment of revenue sharing amounting to Baht 2,449 million under the Digital Personal Communication Network Contract plus penalty at the rate of 1.25 percent per month of the unpaid amount of each year computing from the default date until the full payment is made which total penalty calculated up to December 2007 is Baht 1,500 million, totalling Baht 3,949 million.

   On 1 October 2008, CAT has submitted the revision of petition to adjust on amount of claimed to Baht 3,410 million which penalty fee calculated from the outstanding revenue sharing up to January 2008 for Baht 790 million and value added tax Baht 171 million.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

However, if the Cabinet, upon having considered the same, deems it justified, with regard to the State's or the public interest and the continuity of providing public services, the Cabinet may exercise its discretion to grant approval for the procedures to further amend the Agreement, as appropriate, with the unit owning the project and the Coordination committee pursuant to Section 22 being the parties to submit the facts, justifications, and opinion for the consideration of the Cabinet".

Presently, the Coordinating Committee has already been established according to Section 22 of the Act where it is to proceed its duty as assigned thereon and the procedures are pending.

* The above clauses in "..." represent some parts of the Memorandum of the Council of State no. 291/2550. The full text Memorandum of the Council of State is available only in Thai language.

**Digital Phone Company Limited**

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between CAT Telecom Public Company Limited ("CAT") and Digital Phone Company Limited ("DPC") after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (the "Act") are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines CAT should implement.

According to the opinion of the Council of State regarding the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 regarding the Contract permitting the provision of cellular mobile phone service between CAT and DPC on case no. 294/2550 that

** "...the assignment of the rights and duties by Total Access Communication Public Company Limited ("DTAC") to DPC and the entering into an agreement between DPC and CAT dated 19 November B.E. 2539 are considered as the permission of CAT granted to a private sector to provide cellular mobile phone service, it shall not be deemed to be part of cellular mobile phone service between CAT and DTAC, so DPC shall be the contracting party of CAT and was under the supervision and regulation of CAT and pay remuneration to CAT. DPC shall, therefore, have to comply with the said Act. Since CAT has already specified the scope of the project and the private sector to provide the service, besides, the project has already been carried out. Therefore, there is no need to invite private sector to submit any proposal according to Chapter 3. However, Chapter 3 shall be applied in so far as it is not contrary to the fact whereby CAT has to set up the Coordinating Committee in accordance with Section 13 to proceed according to Section 21 of the said Act, provided that the Coordinating Committee will propose the selection result including the reason, negotiation issues, state benefits and the draft of agreement to the Minister who supervised the project in order to propose to the Cabinet within 90 days since the decision by Coordinating Committee."

Therefore, the procedures are within the power and authority of the Committee according to Section 13 to consider as appropriate and DPC has already been assigned of the rights and duties from Total Access Communication Public Company Limited according to the Contract Permitting the Provision of Cellular Mobile Phone Service between CAT and Total Access Communication Public Company Limited, DPC shall have the right to provide telecommunication service even though the Contract between CAT and DPC has not been done or performed in accordance with the Act. However, the Contract between CAT and DPC

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

On 30 December 2008, TOT has notified in writing to ADVANC that result of the negotiation between TOT and ADVANC regarding rate and calculating method of the revenue sharing can not be concluded and requested ADVANC to remit the revenue sharing incurred from the interconnection charge since February 2007 to June 2008 for the amount of Baht 761 million based on the rate and calculation method of ADVANC within 30 December 2008. ADVANC has remitted the revenue sharing to TOT on 30 December 2008. For the interconnection charge since July 2008 up to the present, ADVANC and TOT shall set up the negotiation committee in order to get a conclusion for this case. During this period, while the said case is pending the final consideration, it shall use the above basis proposed by ADVANC.

**b) Significant event of ADVANC and Digital Phone Company Limited**

**ADVANC**

Pursuant to the letter of the Ministry of Information and Communication Technology to the Council of State requesting opinion on whether the amendments or supplements to the agreement between TOT, who is the Telephone Organization of Thailand at that time, and ADVANC after the enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 are legitimately effected and in case those amendments or supplements to the Agreement are not legitimately effected according to such Act, what guidelines TOT should implement.

The Council of State was of the opinion by its Memorandum of the Council of State no. 291/2550 on Enforcement of the Act on Private Participation in State Undertaking, B.E. 2535 (in the case of the Agreement Permitting Undertaking of Cellular Mobile Telephone Services, "the Agreement" between TOT Public Company Limited and Advanced Info Service Public Company Limited) that

* "... since TOT being the contracting party in this case acted on behalf of the State by virtue of the authority and duty pursuant to Telephone Organization of Thailand Act, the executed Agreement thus represents the agreement between the State and the private sector in order to authorise the private sector to provide public services to the public on behalf of the State. The State therefore is obligated to perform according to those stipulated in that Agreement.

However, since the amendments to the Agreement upon which the consultation is being sought were not legitimately carried out according to the Act on Private Participation in State Undertaking, B.E. 2535 which was in force at the time of effecting those amendments because those amendments had not been proposed for the consideration of the Coordination committee according to Section 22 and not forwarded to the Cabinet, being the organ charged with the authority to approve of the amendments to the Agreement pursuant to the Act as aforesaid, the amendments made to the Agreement with TOT as the contracting party were therefore carried out without legal authority. However, the procedures to amend the Agreement represent administrative juristic acts which are capable of being separated from the amendments to the Agreement already effected and those amendments to the Agreement are still in force so long as they are not rescinded or extinguished by statute of limitation or by other causes. In case the Cabinet, vested with the authority under the law and having considered the causes for the rescission, the impact, and the propriety on the basis of the State's and the public interest, is of the opinion that the illegitimate procedures have resulted in damage that warrants rescinding the amendments to the Agreement already effected, the Cabinet may legitimately rescind such amendments to the Agreement.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

**i) Obligation under "Financing and Project Agreement"**

LTC, an indirect jointly-controlled entity of THCOM, entered into a "Financing and Project Agreement" with the government of the Lao People's Democratic Republic ("government") and an organization in Germany (KfW, Frankfurt am Main) on 25 October 2004 of an amount not exceeding Euro 6.5 million (approximately Baht 323 million) for the procurement and installation of Phase VI of a rural telecommunication network. Under the agreement, the ownership of network assets will be transferred to LTC through loan at 30% of the network assets' value excluding consulting services project. However, LTC has not yet recognized the network assets relating to Phase VI and the related portion of the loan in these financial statements because the project has not commenced yet.

## 31 Significant events of the Group

### 31.1 Significant events of Advance Info Service Public Company Limited and its Group ("ADVANC")

**a) Interconnection agreements**

According to Telecommunication Business Operation Act 2001 (B.E. 2544) and the announcement of National Telecommunication Commission ("NTC") regarding the use and interconnect of telecommunication network 2006 (B.E. 2549), ADVANC has entered into an interconnection ("IC") agreement with Total Access Communication Public Company Limited ("DTAC") dated 30 November 2006, and also with Truemove Company Limited ("Truemove") dated 16 January 2007. These IC agreements have been approved by NTC.

On 31 August 2007, TOT Public Company Limited ("TOT") has filed a case against NTC to the Administrative Court to revoke the said announcement and on 4 February 2008 TOT sent a letter to ADVANC informing that ADVANC should wait for the final judgment of the Administrative Court. Should ADVANC undertake the IC agreements per the NTC announcement before the final judgment of the Administrative Court, TOT shall not recognise ADVANC's related actions and ADVANC must be responsible for such actions.

Having considered the said TOT's letter, related laws and the legal counsel's opinion, ADVANC's management is of the opinion that non-compliance by ADVANC with the IC agreements shall be deemed violating the said NTC announcement. Therefore, ADVANC has decided to comply with the IC agreements in line with the current legal provisions.

According to the agreement to operate cellular mobile telephone service, ADVANC has to pay the higher of stipulated annual minimum payment or the percentage of service revenues prior to deducting expenses and taxes. However, ADVANC had to comply with the regulation while TOT would like to wait for the final judgment of the Administrative Court. As a result, ADVANC anticipated to enter into a negotiation with TOT in relation to a calculation method of the revenue sharing. ADVANC calculated the revenue sharing from the net IC revenue which is similar to other operators in the telecommunication industry base on a conservative basis. The revenue sharing amount to be paid to TOT is subject the final adjudication of the Administrative Court in relation to revoking the announcement of NTC and a negotiation between TOT and ADVANC. ADVANC will make adjustment in the financial statement in the period when the issue has been agreed. ADVANC's management is certain that it will not incur significant expense more than the revenue sharing amount which ADVANC has recorded.

mobile telephone networks. Under the terms of the operating agreement, they have certain commitments to the government agencies, including commitments to procure, install and maintain operational equipment, and commitments to pay annual fees to the relevant government agencies based on revenue percentages or minimum fees, whichever is higher, as set out in the individual agreements. The Group accounts for such commitments on a time basis as the expenditure is incurred.

**Thaicom Public Company Limited ("THCOM")**

THCOM was permitted by the Ministry of Transport and Communications, under an agreement dated 11 September 1991 and an amendment thereto dated 22 March 1992, to operate and administer certain satellite projects and to render transponder services for domestic and international communications as well as the right to collect, for a thirty-year period, service charges from users of the transponders. The operating agreement has been transferred to the Ministry of Information Communication and Technology ("MICT").

Under the aforementioned agreement, THCOM must pay an annual fee to MICT based on a percentage of certain service incomes or at the minimum level specified in the agreement, whichever is higher. As at 31 December 2009, the remaining minimum operating agreement fee was Baht 864 million (As at 31 December 2008: Baht 934 million). In addition, THCOM, according to the aforementioned agreement, must transfer its ownership of all satellites, and monitoring stations and other operating equipment to MICT on the date of completion of construction and installation.

**Mfone Company Limited ("Mfone")**

Mfone, an indirect jointly-controlled entity of THCOM in Cambodia, has obtained an operating agreement from the Directorate of Posts and Telecommunications of Cambodia to operate a domestic telephone network under an agreement dated 4 March 1993 and an amendment thereto dated 4 March 1997, for a period of 35 years. Under the agreement, Mfone will transfer its ownership of all fixed assets to the Government of Cambodia on the expiration date of the agreement, in 2028 (note 12).

**h) Operating lease commitments - where a group company is the lessee**

The future minimum lease payments under non-cancelable operating leases as at 31 December (Company: nil) are as follows:

| | **Consolidated financial statements** | |
|---|---|---|
| | 2009 | 2008 |
| | *(in million Baht)* | |
| Not later than 1 year | 313 | 354 |
| Later than 1 year and not later than 5 years | 431 | 412 |
| Later than 5 years | 136 | 160 |
| **Total** | **880** | **926** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

income that the income from transponder service is a royalty and subject to withholding tax at the rate prescribed by law, and the use of transponder service constitutes the use of a process. However, the decision related to the income tax and interest thereon only, and did not include the issue of penalty and interest thereon, which is still pending before ITAT.

However, THCOM's tax consultant in India is of the opinion that the decision of the ITAT (Special Bench) is likely to be incorrect as it is not in accordance with the decision of the High Court on telecom service which can be used as precedent by analogy and the decision in the PanAmSat International Systems Inc. case and should be challenged before the High Court, and THCOM intends and is proceeding to file an appeal against the ITAT (Special Bench) decision with the High Court within 120 days as required by laws. In December 2009 THCOM has filed an appeal with the High Court. Therefore, THCOM's management takes the view that THCOM's income is not taxable in India and the case will be decided in THCOM's favour on appeal.

If the Supreme court decides finally that THCOM's income is taxable in India, the total tax liability demanded by the Authority of Rs. 747 million (approximately Baht 565 million) which will be charged as expense immediately, but THCOM will not be required to make any additional tax payment as the amount of WTC and the deposit made by THCOM fully cover the tax demand. This, however, does not include the Penalty and the interest related to the Penalty already assessed in the amount of Rs. 388 million (approx. Baht 293 million) which will be charged as expenses if there is a final judgement that THCOM is liable for Penalty and interest related to such Penalty, which THCOM has already placed deposit against part of the Penalty and interest related to such Penalty leaving the total liability for Penalty and interest related to such Penalty in the amount of Rs. 220 million (approx. Baht 166 million) as stated in the preceding paragraphs together with interest at the maximum rate not exceeding one (1) percent per month as from the date of receipt of the Demand Notice until the date the payment.

However, even though it has been decided that the income from transponder service is a Royalty, if THCOM did not conceal any income or intentionally declared incorrect amount of income in its income tax returns, the Penalty and interest imposed on THCOM may be set aside.

**f) Obligation from shares buy back options of THCOM**

On 23 October 2003, THCOM and Codespace Inc. entered into a "Memorandum of Agreement", which provides Codespace Inc. an option to sell 2.2 million shares of iPSTAR Co., Ltd. to THCOM, with the condition that THCOM has the first option to purchase these shares. If the offered price per share is greater than the higher of USD 1 or fair market value at offering date, THCOM has the right to refuse. If the offered price per share is the higher of the equal of USD1 or fair market value at offering date, THCOM has to purchase those shares from Codespace Inc. THCOM believes that Codespace Inc. will not exercise the option because according to the result of the financial analysis of THCOM, the value of iPSTAR's shares is higher than USD1, therefore, the Group does not recognise this obligation as its liabilities in these financial statements. As of 31 December 2009, the remaining share option was 0.63 million shares *(31 December 2008: Baht 0.63 million shares).*

**g) Operating agreement commitments**

Certain subsidiary and jointly-controlled entities have obtained operating agreement from government agencies, both in Thailand and other countries for the operation of satellite services, internet services and

complied with such requirement, therefore, ITV has neither liability to procure asset nor indemnify to the PMO.

ITV is awaiting to hear the arbitral award ruling on the said contingent liabilities for Black Case No. 1/2550 and the compensation of damages arisen from illegal termination of agreement Black Case No. 46/2550. It shall be dependent on the judgment which cannot be predicted.

However, ITV has already recorded provision for unpaid operating fee amounting to Baht 2,891 million and interest from the date that the arbitral award was revoked by the Supreme Administrative Court amounting to Baht 1,265 million in these financial statements, of which Baht 433 million was loss on provision for interest of the unpaid operating fee for the year ended 31 December 2009 (2008: Baht 433 million).

**e) Assessment for income tax in India**

The Tax Authority in India (the said Authority), has held that the payments received by THCOM for providing Transponder Services ("TPS") to its Indian Customers and non-resident customers targeting Indian audience ("the Customer") was Royalty under both the Indian Income Tax Act ("the Act"), and the Double Taxation Avoidance Agreement between Thailand and India ("the DTAA") and subject to withholding tax at the rate of 15% on gross basis, but THCOM considered income from Transponder Services to be business income, and as THCOM does not have permanent establishment in India, such incomes are not taxable in India.

The Tax Authority has raised the tax demand including surcharge and education cess aggregating Rs. 612 million (approximately Baht 462 million) exclusive of interest amounting to Rs. 93 million (approximately Baht 70 million) against the said payment received by it from the customers for the Assessment Year ("AY") 1998-99 to 2005-06 (1 April 1997 to 31 March 2005). Further, the said Authority has also levied penalty of Rs. 325 million (approximately Baht 245 million) for AY 1998-99 to 2001-02.

From Authority's letter dated 22 August 2008, the Authority had asked for payment of the said income tax including interest for late payment amounting to Rs. 83 million (approximately Baht 63 million) (calculated up to the ended of August 2008). And from Authority's letter dated 3 December 2008, the authority raised the tax demand for AY 2006-07 including related interest amounting to Rs. 23 million (approximately Baht 17 million).

THCOM had received Withholding Tax Certificates ("WTC") from its Customers until AY 2007-08 net amounting to Rs. 488 million (approximately Baht 369 million). THCOM had also deposited Rs. 405 million (approximately Baht 306 million). In February 2009, THCOM paid additional deposit Rs. 23 million (approximately Baht 17 million). As the result, deposit is totally Rs. 428 million (approximately Baht 323 million). THCOM presents the deposit as non-current assets in the Balance Sheet.

Since the management and Tax Advisor in India are of the opinion that the income from the TPS is not subject to Tax in India, THCOM did not make any provision for the liability against the balance amount of Rs.220 million (approximately Baht 166 million), payable to the said Authority.

On 16 October 2009, the Income Tax Appellate Tribunal ("ITAT") (Special Bench) pronounced its decision on THCOM's appeal against the order of the Income Tax Authority of India and Commissioner of Income Tax (Appeals) ("CIT (A)") on the issue whether the income from transponder service is a royalty or a business

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

remaining period as specified in the Operating Agreement, shall not be effective. The reason is that all assets including rights, obligations and encumbrance of ITV shall be transferred to the government subject to Section 57, Transitory Provisions of the Bill. Nevertheless, the other claims of ITV made to the PMO to indemnify for damages by paying such damages amount still be valid if the court rules in favourable of ITV lawsuit cases.

**On 3 March 2008,** ITV filed the complaint with the Arbitration Institution for including black case No.1/2550 and black case No.46/2550 as one case which is under the consideration of the Arbitration Institution.

**On 7 March 2008,** ITV Arbitrator for those 2 cases is approved.

**The contingent liabilities and the accounting recognition of the dispute between ITV and the PMO**

After the Supreme Administrative Court's judgment on revocation of the arbitration award on 13 December 2006 and the dispute between ITV and the PMO, the contingent liability are as follows:

1. **In regard of the penalty arising from the alteration of television programming**

   The said liability has not been recorded in ITV's financial statements as the Black Case number 640/2550 filed by the PMO demanding that ITV pay the operating fee, interest, the penalty fee and value of undelivered assets was dismissed by the Central Administrative Court which shall await the arbitral award the Black Case number 1/2550 granted by the arbitration panel and the final legal proceeding.

2. **In regard of the operating fee of the 9th, 10th and 11th year amounting to Baht 2,210 million and 15% interest of such amount**

   Since quarter ended 31 December 2006, the provision for unpaid operating fee amounting to Baht 2,210 million plus 15% interest from the date that the arbitral award was revoked by the Supreme Administrative Court, as of 13 December 2006 was recorded in the consolidated financial statements. The reason is that ITV proposed condition to pay such amount to the PMO and brought the issue of the penalty fee and interest into the arbitral proceeding under the Operating Agreement. Thereafter, in the first quarter of 2007, the PMO did not accept the said payment; it shall be deemed that ITV's proposal was not mutually accepted. ITV thus had no liability on the operating agreement fee amounting to Baht 2,210 million plus 15% interest per annum. In addition, the Central Administrative Court made the order striking out the case No. 640/2550 in which the PMO demanded that ITV pay the operating agreement fee, interest, the penalty fee and value of undelivered assets out of the Case List, so that the disputes shall be brought into the arbitration proceeding and legal process by the Operating Agreement to be finalised.

3. **Value of undelivered assets**

   The undelivered asset in the amount of Baht 656 million plus 7.50% interest per annum of the undelivered asset from the date that the case was filed to the Court until the said amount is fully paid. The PMO has not requested ITV to pay such amount. Consequently, ITV has no liability to further deliver such asset. In addition, the Central Administrative Court made the order striking out the said case out from the Case List, therefore, the said items have not been recorded by ITV. Since the value of asset claimed by the PMO is only the business estimation comprising income, expense, profit, tax and investment asset, which terms regarding the asset only stated that ITV is required to procure the asset for the undertaking of UHF Television Broadcasting Station to cover the population at the rate of 96.72% of the population in the country without the condition of value of required asset and ITV has

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Court on the dispute or case arisen between ITV and the PMO after 31 October 2007, which one of the claims that ITV claimed against the PMO to indemnify for damages and grant ITV of the operating right to re-operate the UHF Broadcasting Television Station for the remaining period as specified in the Operating Agreement shall not be effective for final approval before its effective announcement. The reason is that all assets including rights, obligations and encumbrance of the Company shall be transferred to the government subject to Section 56, Transitory Provisions of the Bill. Consequently ITV then requested the Central Administrative Court to commence urgent proceedings and rule that the Bill shall not be brought for the NLA' s consideration in accordance with any method that the Court shall deem appropriate until the case becomes final or the Court passes other judgment.

**On 30 October 2007**, the Central Administrative Court rejected the complaint clarified that the approval process of the Bill taken by the NLA is a legislative power under the Constitutional Law, not acting as the administrative power, therefore, the Court is unreasonable and insufficient to make an order forbidden the undertaking of the NLA to cancel the aforesaid complaint of ITV for the reason that NLA is not the Administrative Government agency, but it act as a State Legislative Assembly Council Authority which the Administrative court has no access right to prohibit its bill approval process. In addition, since the said disputes are currently on the account of the Arbitration Committee or the court is on the process of consideration of ITV cases, the Central Administrative Court shall then be deemed unreasonable to prescribe the provisional remedial measures as ITV's complaint. The Administrative court remedial measures shall not be appropriated in the meantime.

**On 31 October 2007**, the said bill was approved by the NLA and its effective date shall be announced by the government gazette at a later stage. Nevertheless, the other claims of ITV that claimed the PMO indemnify for damages by paying the damages amount will remain valid if in case the court rules in favour of ITV in the existing lawsuits.

**On 14 November 2007**, the Supreme Administrative Court reaffirmed the Central Administrative Court's order in dismissing the case No. 910/2550 due to its expiry (10 years). Such case was filed by ITV requesting the PMO to pay the amount of Baht 119,252 million regarding the invalidity of Article 5 pa.4 due to the PMO did not propose to the cabinet for approval caused ITV's damage.

**On 19 December 2007**, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the referenced case in order to allow the parties to the Operating Agreement to use the arbitration proceeding. Accordingly, that ITV submitted the arbitration institution dispute No. 1/2550 to the arbitration institution on 4 January 2007, (prior to the termination of the Operating Agreement) seeking the ruling on the fine for the adjustment of the broadcasting schedule and the interest on the difference of the minimum operating fee, and the arbitration institution dispute No. 46/2550 on 9 May 2007, (after the termination of the Operating Agreement) with regard to PMO's illegally terminating the Operating Agreement in breach of the Operating Agreement and against the law, and both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

**On 15 January 2008**, the State Legislative Assembly Council Authority announced Thai Public Television Broadcasting Station Act ("TPBS") effective date by law, being 15 January 2008. The Bill granted by the Arbitration Committee nor the judgment given by the Administrative Court on the dispute or case arisen between ITV and the PMO, for which one of the claims ITV made against the PMO to indemnify for damages and grant ITV of the operating agreement right to re-operate the UHF Broadcasting Television Station for the

repays in full. The undelivered value of assets fee is a new issue that the PMO has previously not raised. The aggregated amount is Baht 101,865 million.

**On 8 May 2007**, ITV filed against the PMO for the complaint to the Central Administrative Court in the Black Case No. 910/2550 requesting that the PMO pay the compensation in the amount of Baht 119,252 million in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages.

**On 9 May 2007**, ITV filed the statement of claim, Black Case number 46/2550, with the Arbitration Institute seeking an arbitral award granted by the arbitration panel to rule that the Operating Agreement terminated by the PMO was not in accordance with law and the terms of Agreement, the PMO 's claim for ITV for payment of the operating fee (fraction), interest, penalty fee and value of undelivered assets was incorrect, and compensation shall be paid to ITV by the PMO.

**On 30 May 2007**, the Central Administrative court ordered the dismissal of the Black Case number 910/2550 filed by ITV in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages. The reason for the dismissal of the case was its expiry by law (10 years).

**On 22 June 2007**, the Central Administrative Court passed an order striking out Black Case number 640/2550 in which the PMO demanded that ITV pay the operating fee, interest, penalty fee and value of undelivered assets from the Case List, so that the parties of the Operating Agreement shall enter into arbitration proceedings as specified in the Operating Agreement. On 24 July 2007, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

**On 11 July 2007**, ITV appealed to the Supreme Administrative Court for the Central Administrative Court's order to dismiss Black Case number 910/2550 because of its expiry. (The case No.910/2550 was the issue that ITV filed the dispute against the PMO in respect of Article 5 pa.4 which has not been approved by cabinet caused ITV's damages and claim to be paid for damages from the PMO in the amount of Baht 119,252 million.)

**On 24 July 2007**, the PMO filed and appeal against the verdict of the Central Administrative Court (of the First Instance) with the Supreme Administrative Court regarding revocation of Black Case number 640/2007 by the Central Administrative Court. In addition, the PMO also issued a complaint to prescribe provisional remedial measures in order to stop arbitration proceedings and await for order of the Supreme Administrative Court.

**On 29 October 2007**, ITV filed a complaint to prescribe the provisional remedial measures to the Central Administrative Court to prescribe provisional remedial measures and the complaint in the case of compelling urgency filed. The complaint was to request the Court to order that the Public Television Bill shall not become effective. The said Bill was approved in principle by the Cabinet and shall be brought to be considered by rules to drop the draft bill on the Thai Public Television Broadcasting Station Act ("TPBS") which was approved by the Cabinet on 24 April 2007 and shall be submitted to the National Legislative Assembly ("NLA") on 31 October 2007. ITV contested that if the Bill is approved and becomes enforceable, neither the award granted by the Arbitration Committee nor the judgment given by the Administrative

**On 20 February 2007**, ITV issued a complaint to prescribe provisional remedial measures, and a complaint of compelling urgency was filed with the Central Administrative Court. The following matters are as follows:

1. ITV requested the Central Administrative Court to rule that the right to terminate the Operating Agreement of the PMO will be revoked during the period that the penalty fee was incurred from the change of television programming, and interest of the unpaid operating fee of approximately Baht 100,000 million will not be paid until the arbitral award is granted and the dispute becomes finalised.

2. ITV requested the Central Administrative Court to specify the grace period to make the payment of the unpaid operating fee amounting to Baht 2,210 million within 30 days of the date of the receipt of the Court order.

**On 21 February 2007**, the Central Administrative Court ordered the rejection of the complaint to prescribe provisional remedial measures and the complaint of compelling urgency. The Court ruled that in the case of the PMO's right of termination of Operating Agreement, ITV was entitled to claim for damages arisen from such termination if ITV viewed that such termination was incorrect. In respect of the fact that the PMO requested ITV to pay the penalty fee and interest of the operating fee as well as requested the Court demanding ITV to pay the operating fee amount of Baht 2,210 million to the PMO within 30 days from the date that the Court had granted the order, the Court opinioned that it was the case that such issues shall be mutually negotiated between ITV and the PMO. If ITV viewed that ITV should not be bound to pay or requested to provide debt settlement, ITV was eligible to process under the Operating Agreement and legal proceeding. Therefore, the Court did not deem it necessary to prescribe provisional remedial measures to ITV during the time that such process was being made. The order of the Central Administrative Court shall be deemed final and cannot be further appealed.

**On 7 March 2007**, the letter of revocation of the Operating Agreement was sent by the PMO requesting the Company to repay the debt and return all operations assets under the operating agreement back to the PMO within the period specified by the PMO in accordance with the Cabinet resolution passed on 6 March 2007. Such termination caused ITV to cease carrying on the business of the UHF television broadcasting station.

**On 28 March 2007**, ITV sent a letter to the PMO disputing that the termination of the Operating Agreement exercised by the PMO demanding that ITV pay the debts of approximately Baht 100,000 million was not in compliance with the law and terms of agreement. The reason is that ITV has not breached the Operating Agreement and disagreed with the said revocation. The termination of the Operating Agreement harmed ITV's business operations which shall be the responsibility of the PMO, and ITV reserved its right on any further legal action against the PMO.

**On 30 March 2007**, the PMO filed against ITV for the complaint to the Central Administrative Court in Black Case No. 640/2550 requesting that ITV pay unpaid operating fee of Baht 2,210 million, the 12$^{th}$ operating fee of Baht 677 million (counted from the date the arbitration panel judged the arbitral award to 7 March 2007), interest of overdue operating fees of Baht 562 million (counted from the date the arbitration panel judged the arbitral award to the date of requesting of the order, 30 March 2007), adjusting of television program fee of Baht 97,760 million, and the undelivered value of assets under operating of Baht 656 million with 7.5% of the interest of the undelivered value of assets counted from the requested date until ITV

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

3.4 The issue of interest and the penalty incurred from the alteration of television programming had not been finalised since it was not an issue raised for consideration by the Supreme Administrative Court. Therefore, if the parties had any controversy thereon and it cannot be resolved, the statement of claims shall then enter into arbitration proceeding in accordance with Clause 15 of the Operating Agreement stating that "If any dispute or controversy arises in connection with this Operating Agreement, both parties shall agree to submit the said dispute for arbitration, and the Arbitration Committee's award shall be final and binding".

ITV and its legal consultant viewed that the calculation of the penalty of the PMO was not in compliance with the objective of the Operating Agreement. The penalty should be calculated at Baht 274,000 per day as a maximum amount, not Baht 100 million per day as stated by the PMO. However, if the penalty fees are charged, the penalty for the period from 1 April 2004 to 13 December 2006 should be Baht 268 million, not Baht 97,760 million as claimed to be paid and led to cancellation of agreement by the PMO.

With regard to the interest on the unpaid operating fee claimed by the PMO, ITV and its legal consultant is of the opinion that during the period that ITV complied with the arbitral award, ITV neither had a liability to settle the debt nor was at default to pay the operating fee since the operating fee of Baht 230 million was paid in accordance with the arbitral award. The arbitral award become binding on both parties under Clause 15 at the time it comes into force, since ITV was not at default in the payment of the operating fee or make the delay payment. In addition, the PMO has not requested provisional remedial measures from the Court to order ITV not to comply with the arbitral award in such period of time. Consequently, ITV has no liability for the interest of the operating fee and the PMO has no right to claim for the unpaid operating fee during the period that the arbitral award was valid and the judgment of the Central Administrative Court was not enforceable during the period that the appeal was submitted to the Supreme Administrative Court.

**On 4 January 2007**, referring to the penalty for alteration of television programming and interest of overdue operating fee, ITV filed the statement of claim, Black Case number 1/2550, to the Arbitration Institute. With regard to operating fee in the amount of Baht 2,210 million, ITV has the opinion that in order to comply with the Operating Agreement and to compromise with the PMO not to terminate the Operating Agreement affecting ITV's business. ITV proposed that the PMO to pay the amount of Baht 2,210 million with the condition that the PMO shall enter into the arbitration proceeding seeking the arbitral award on the penalty fee and interest of the operating fee. Nevertheless, the PMO did not accept the said proposal on 31 January 2007.

**On 2 February 2007**, ITV submitted a letter to the Prime Minister appealing for justice proposing that the PMO accept the operating fee in the amount of Baht 2,210 million and enter into the arbitral proceedings on the issue of the penalty fee and interest.

**On 13 February 2007**, the PMO did not accept the said proposal. As a result, ITV's proposal shall not be enforceable from the date that the PMO rejected ITV's proposal in writing and ITV had no onward liability on its proposal onward in accordance with Section 357 of the Civil Code. Thereafter, the Central Administrative Court made an order striking out the case, Black Case number 640/2550 dated 22 June 2007 from the Case List. The Court ruled that the PMO's claimant stating that ITV accepted the unpaid ebts of Baht 2,210 million cannot be viewed as ITV accepting liability because it was an options proposed by ITV which it had not become final, and thus considered as a dispute to be enter into arbitration proceedings.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

amount of Baht 770 million plus 15% interest per annum on the unpaid operating fee, calculated on a daily basis from the date the payment become overdue.

3. ITV is required to pay the penalty fee in accordance with Clause 11, second paragraph, of the Operating Agreement from 1 April 2004 to 13 December 2006 at the rate of 10% of the annual operating fee, calculated on a daily basis from the date the payment become overdue. As ITV had not scheduled programmes following Clause 11, first paragraph, the penalty fee for breach determined by the PMO is in the amount of Baht 97,760 million (ITV changed its programming schedule following the Supreme Administrative Court's judgment on 14 December 2006).

The PMO demanded that all payments must be paid within 45 days of the receipt of such notice (received on 15 December 2006). In the event that ITV fails to repay such amount within the allocated period of time, the PMO will have to act in accordance with the terms of the Operating Agreement and any relevant law.

**On 21 December 2006**, ITV sent a letter to the PMO which can be summarised as follows:

1. ITV has altered the television programming in compliance with Clause 11 of the Operating Agreement since 14 December 2006.

2. ITV was not at default for the payment of the operating fee since the operating fee amounting to Baht 230 million was paid to the PMO in accordance with the arbitral award. Since the arbitral award was bound to both parties under Clause 15 of the Operating Agreement, ITV had no liability on interest of the operating fee during the period that the arbitral award was granted until the Supreme Administrative Court's judgment was handed down.

3. ITV disagreed with the PMO on the issue of the penalty fee amounting to Baht 97,760 million with the 45 days payment period as follows:

   3.1 ITV has not breached the Operating Agreement because ITV has complied with Clause 15 of the Operating Agreement which states that "The arbitral award shall be bound to both parties", the last paragraph in Clause 30 of the Arbitration rules of Judiciary Office and the second paragraph of Section 70 of Act on Establishment of Administrative Courts and Administrative Court Procedure, B.E. 2542. Consequently, the alteration of television programming from 1 April 2004 to 13 December 2006 (the date that the Supreme Administrative Court's judgment was handed down) has duly complied with the Operating Agreement and law.

   3.2 As to the Operating Agreement regarding the penalty fee incurred on the alteration of television programming, the PMO has the right to terminate the Operating Agreement. However, in order to comply with the arbitration proceeding as stated in section 3.1, if it is apparent that ITV breaches the Operating Agreement, the PMO shall be entitled to terminate the Operating Agreement if the process of settlement of dispute becomes final.

   3.3 The Supreme Administrative Court gazette No. 78/2549 dated 13 December 2006 stated that "Regarding the matter of the penalty, the parties have to resolve these themselves, and if the dispute cannot be resolved, the statement of claims is required to be filed in accordance with the procedure defined in the Operating Agreement".

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

(reduced and adjusted from the original operating agreement of the 8th year of Baht 800 million, the 9th year of Baht 900 million, and the 10th - 30th year of Baht 1,000 million each year), whichever is higher, starting from 3 July 2002;

3. The PMO shall return parts of the minimum guarantee of Baht 800 million paid by ITV subject to conditions during the arbitration proceedings on 3 July 2003. The amount to be returned is Baht 570 million;

4. ITV is eligible to broadcast its television programmes during the prime time (7.00 p.m. - 9.30 p.m.) without being restricted to news, documentaries and social benefit items. ITV must, however, broadcast news, documentaries and social benefit programmes for not less than 50% of its total airtime, subject to the rules and regulations issued by governmental agencies applicable in general to all television stations.

**On 27 April 2004**, the PMO filed the complaint with the Central Administrative Court for setting aside the arbitral award granted by the arbitration panel.

**On 9 May 2006**, the Central Administrative Court handed down its ruling regarding the revocation of the arbitration award.

**On 7 June 2006**, ITV filed an appeal against the verdict of the Administrative Court of the First Instance with the Supreme Administrative Court, and the Supreme Administrative Court received the execution of the judgment.

**On 13 December 2006**, the Supreme Administrative Court ruled to uphold the judgment of the Central Administrative Court regarding on revocation of the arbitral award dated 30 January 2004. As a consequence of that ruling, ITV has to follow the previous terms and conditions as specified in the Operating Agreement on the following:

1. ITV is required to change its television programmes to be in line with Clause 11 of the Operating Agreement which covers the combination of news, documentaries and social benefit programmes which shall not be less than 70% of total air-time, and all programmes broadcasted during the prime time (7.00 p.m. - 9.30 p.m.), have to be these kinds of programmes.

2. ITV is required to follow Clause 5 (the operating fee to be rate of 44% and the minimum guarantee of Baht 1,000 million) of the Operating Agreement in respect of payment of operating fee to the PMO.

**On 14 December 2006**, the PMO issued a letter dated 14 December 2006 claiming that ITV should:

1. ITV is required to alter the television programming in order to comply with Clause 11 of the Operating Agreement.

2. ITV is required to pay the unpaid operating fee totalling Baht 2,210 million, for the 9th operating year (the Seventh Payment) in the amount of Baht 670 million, the 10th operating year (the Eighth Payment) in the amount of Baht 770 million and the 11th operating year (the Ninth Payment) in the

shareholder (the seller) may serve notice on the other shareholder (the buyer) requiring the buyer to either purchase the seller's interest in ADVANC, or if the buyer does not do so, then the seller must purchase the buyer's interest in ADVANC. At present, there are no significant corporate actions on which the shareholders are not in agreement.

**The Government of the Lao People's Democratic Republic ("Laos PDR")**

Lao Telecommunications Company Limited ("LTC") is an indirect jointly-controlled entity of THCOM, which was established under the terms of a Jointly-controlled entity Contract dated 8 October 1996, signed by Laos PDR and Shinawatra Computer and Communications Public Company Limited, the former name of the Company. According to the aforementioned Jointly-controlled entity Contract, LTC has the right to provide telecommunication services - fixed line phone, mobile phone, international facilities, internet and paging within the Laos PDR for 25 years. Currently, Shenington Investment Pte Limited ("Shenington"), which is a 51% jointly-controlled entity of THCOM, owns 49% of LTC's registered shares. At the end of the 25th year, in 2021, THCOM has to transfer all of LTC's shares to Laos PDR without any charges. According to the shareholder agreement, LTC is required to invest at least USD 400 million in the projects specified in the agreement within 25 years. As at 31 December 2009, LTC has remaining additional investment of approximately USD 113 million *(31 December 2008: USD 149 million).*

**c) Capital commitments**

As at 31 December 2009, the Group's capital expenditure contracted but not recognized in the consolidated financial statements (Company: nil) was from Shenington Group amounting to USD 11 million (approximately Baht 379 million) *(31 December 2008: USD 15 million (approximately Baht 540 million))* in the proportionate consolidation basis.

**d) Contingencies**

**Dispute of ITV**

ITV is a defendant in various legal actions, which were occurred before the revocation of the Operating Agreement, from operate a television broadcasting station that court case from doing news and trading. In the opinion of the directors, after taking appropriate legal advice, the outcome of such actions will not give rise to any significant loss. ITV has not recorded any provisions for these legal cases.

**The dispute between ITV and the PMO relating to the Operating Agreement**

**The sequence of the dispute between ITV and the PMO**

**On 30 January 2004**, the arbitration award granted by the arbitration panel on the dispute between ITV and the PMO in accordance with the Operating Agreement can be summarised as follows:

1. The PMO shall indemnify ITV in the amount of Baht 20 million;

2. The operating fee to be paid shall be reduced and adjusted by reducing the operating fee to 6.50% (from the original rate of 44%) of gross revenue or the minimum guarantee of Baht 230 million

***Fair value of other financial instruments***

The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The carrying amount of cash and cash equivalents, current investments, trade accounts receivables, amounts due from related parties, short-term loans and advances to related parties, trade accounts payable, accounts payable-property and equipment, amounts due to related parties, short-term borrowings, other current assets and other current liabilities are assumed to approximate their fair value due to the short maturities of these instruments. The fair values of long-term borrowings and debentures are provided in note 16.

## 30 Contingent liabilities and commitments

### a) Operating Agreement commitments ITV Public Company Limited ("ITV")

**On 7 March 2007**, ITV received the letter of termination of the Operating Agreement from the PMO. This caused the following disputes that are currently under the process of consideration.

1. **A case in which ITV is the plaintiff** regarding to the arbitration institution dispute No. 46/2550 whereby the PMO's unduly termination of the Operating Agreement which was wrongfully performed in breach of the Operating Agreement and against the law, including the arbitration institution dispute No. 1/2550 on 4 January 2007 which is the disputes of the payment of the program penalty fee and interest in the total amount approximately Baht 100,000 million. Both disputes are currently under the consideration of the arbitration institution, the arbitration proceeding shall continue.

2. **A case in which ITV is the defendant** whereby the PMO demanded that ITV make the payment of the program penalty fee, interest, approximately totaling Baht 100,000 million in Black Case No. 640/2550. Later, on 19 December 2007, the Supreme Administrative Court upheld the Central Administrative Court's verdict for the dismissal of the aforesaid case in order to allow the parties to the Operating Agreement to use the arbitration proceeding for Cases No. 1/2550 and No. 46/2550.

This shall be subject to the judgment of the Court which may vary from the estimated amount defined in the financial statements, affecting the amount of income, expenditure, assets and liabilities, and disclosure information regarding assets and unpredictable liabilities.

### b) Shareholder agreements

The Group has entered into shareholder agreements and other agreements with strategic partners and government agencies both in Thailand and other countries as follows:

**Singapore Telecommunications Limited ("Singtel")**

The Company has shareholders' agreement with Singtel in respect of its equity investment in ADVANC which sets out the participatory right of the shareholders in the management and control of ADVANC. This shareholders' agreement contains a provision for resolution of disputes between the shareholders. In the event that the shareholders are unable to reach agreement on significant corporate actions, either

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

***Foreign currency risk***

As at 31 December 2009 and 2008, the Group had outstanding foreign currency assets and liabilities after foreign currency forward contracts and cross currency interest rate swap and foreign currency options as follows:

| | Consolidated financial statements | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | Foreign currency *(Unit: million)* | *(in million Baht)* | Foreign currency *(Unit: million)* | *(in million Baht)* |
| **Assets** | | | | |
| US Dollars | 39 | 1,281 | 57 | 1,977 |
| Australian Dollars | 16 | 463 | 13 | 311 |
| New Zealand Dollars | 7 | 155 | 5 | 95 |
| KIP | 39,381 | 154 | 54,709 | 224 |
| Singapore Dollars | - | - | - | 1 |
| Indian Rupees | 270 | 184 | 292 | 198 |
| Japanese Yen | 9 | 3 | 5 | 1 |
| Indonesia Rupiah | 314 | 1 | - | - |
| **Total** | | **2,241** | | **2,807** |
| **Liabilities** | | | | |
| US Dollars | 69 | 2,317 | 302 | 10,592 |
| Australian Dollars | 18 | 537 | 15 | 360 |
| New Zealand Dollars | 1 | 25 | 4 | 90 |
| KIP | 90,419 | 362 | 50,385 | 207 |
| Singapore Dollars | - | 4 | - | 3 |
| Indian Rupees | 45 | 34 | 61 | 47 |
| Indonesia Rupiah | 2 | - | - | - |
| **Total** | | **3,279** | | **11,299** |

The major foreign currency assets represent cash at bank, accounts receivable and deposits. The major foreign accounts currency liabilities represent, trade accounts payable, accounts payable - equipment, accrued expenses, and borrowings.

***Credit risk***

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality financial institutions.

***Liquidity risk***

The Group monitors its liquidity risk and maintains a level of cash and cash equivalents deemed adequate by management to finance the Group's operations, including finding short term credit facility from various banks for reserve in case of necessary and to mitigate the effects of fluctuations in cash flows.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 29 Financial instruments

The principal financial risks faced by the Group are interest rate risk and exchange rate risk. The Group borrows at fixed and floating rates of interest to finance its operations. Sales, purchases and a portion of borrowings are transacted in foreign currencies. In order to manage the risks arising from fluctuations in exchange rates and interest rates, the Group makes use of derivative financial instruments.

The objectives of using derivative financial instruments are to reduce uncertainty over future cash flows arising from movements in interest and exchange rates, and to manage the liquidity of cash resources. The following strategies are employed to achieve these objectives. Interest rate exposures are managed through interest rate swaps taken out with commercial banks and foreign exchange forward contracts and foreign currency options are taken out to manage the currency risks in future sales, purchases and loan repayments. Decisions on the level of risk undertaken are governed by corporate the Group's policy, which has established limits by transaction type and by counterparty.

Trading for speculative purposes is prohibited. All derivative transactions are subject to approval of the management before execution.

Management of currency and interest rate exposures is the responsibility of the Corporate Finance Department. Management reports contain details of cost and market value for all derivative financial instruments including outstanding forward contracts and cross currency and interest rate swap. For the investment, the Group has guideline to short-term investment which specifies the policy for group short-term investment as well as the level of acceptable risk undertaken by counterparty type.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

The basic earnings per share and the diluted earnings per share are as follows:

| | Consolidated financial statements For the year ended 31 December | | | | | |
|---|---|---|---|---|---|---|
| | Net profit attributable to holder of the Company | | Weighted average number of shares | | Earnings per share | |
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | *(in million shares)* | | *(in Baht)* | |
| Basic earnings per share | 6,496 | 5,649 | 3,201 | 3,201 | 2.03 | 1.76 |
| The effect of dilutive potential shares | - | - | - | - | - | - |
| **Diluted earnings per share** | **6,496** | **5,649** | **3,201** | **3,201** | **2.03** | **1.76** |

| | Separate financial statements For the year ended 31 December | | | | | |
|---|---|---|---|---|---|---|
| | Net profit attributable to holder of the Company | | Weighted average number of shares | | Earnings per share | |
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | *(in million shares)* | | *(in Baht)* | |
| Basic earnings per share | 7,777 | 7,711 | 3,201 | 3,201 | 2.43 | 2.41 |
| The effect of dilutive potential shares | - | - | - | - | - | - |
| **Diluted earnings per share** | **7,777** | **7,711** | **3,201** | **3,201** | **2.43** | **2.41** |

## 28 Dividend paid

In 2008 and 2009, the Company passed the resolution to approve the annual and interim dividend payments as follows:

| | For the operation result of | Dividend ratio | Total dividend |
|---|---|---|---|
| | | *(Baht/share)* | *(million Baht)* |
| **2008** | | | |
| - 2007 Annual dividend payment | 1 January 2007 - 31 December 2007 | 0.30 | 960 |
| - Interim dividend | 1 January 2008 - 10 April 2008 | 1.25 | 4,002 |
| - Interim dividend | 11 April 2008 - 13 August 2008 | 1.15 | 3,681 |
| **2009** | | | |
| - Interim dividend | 1 January 2008 - 9 April 2008 | 1.25 | 4,001 |
| - Interim dividend | 10 April 2008 - 13 August 2008 | 1.15 | 3,681 |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 26 Promotional privileges

A subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) by the Board of Investment (BOI) in respect of earnings derived from rendering telecommunication services of Thaicom 3 satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years commencing from December 1997, when its revenue was first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries.

On 19 November 2003, the subsidiary was granted promotional privileges under the Investment Promotion Act (B.E. 2520) as amended by the Investment Promotion Act (No. 3) B.E. 2544 by the BOI in respect of earnings derived from rendering telecommunication services of iPSTAR satellite project to customers outside Thailand. Promotional privileges include exemption from corporate income tax for a period of eight years from the date revenue is first earned from the promoted business. The subsidiary must comply with certain terms and conditions required for the promoted industries. In 2009, the subsidiary has revenue from promoted amounting to Baht 419 million *(2008: Baht 184 million).*

## 27 Earnings per share

Basic earnings per share are calculated by dividing the profit for the year attributable to the equity holders of the Company shareholders by the weighted average number of ordinary shares outstanding during the year.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume the conversion of all potential dilutive ordinary shares, which is the weighted average number of ordinary shares which would be issued on the conversion of all dilutive potential ordinary shares into ordinary shares. The assumed proceeds from the exercise of ESOP would be considered to have been received from the issue of shares at fair value. These represent share options where the exercise price is less than the average market price of the Company's shares during the years ended 31 December 2009 and 2008.

Warrants issued to directors and employees (ESOP) of subsidiaries and associates are not impacted to the calculation of diluted earnings per share.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 24 Provident fund

The Group has established a contributory registered provident fund, in accordance with the Provident Fund Act B.E. 2530. The registered provident fund plan was approved by the Ministry of Finance on 23 July 1990 and the provident fund's name was amended on 21 January 1993.

Under the plan, the employees must contribute 3% - 7% of their basic salaries. The Company's contribution is based on the length of service of staff. The Company has appointed a fund manager to manage the fund in accordance with the terms and conditions prescribed in Ministerial Regulation No. 2 (B.E. 2532) issued under the Provident Fund Act B.E. 2530.

## 25 Income tax

Reconciliation of income tax for the years ended 31 December 2009 and 2008 are as follows:

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| Current tax | 203 | 134 | - | - |
| Deferred tax | (302) | (383) | - | - |
| | **(99)** | **(249)** | - | - |

Reconciliation of income tax expense and the results of the accounting profit multiplied by the income tax rates for the years ended 31 December 2009 and 2008 are as follows:

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| Profits before tax | 6,120 | 4,964 | 7,777 | 7,711 |
| Tax rates | 30% | 30% | 30% | 30% |
| The result of the accounting profit multiplied by the income tax rates | 1,836 | 1,489 | 2,333 | 2,314 |
| Share of profit of associates | (2,240) | (2,035) | - | - |
| Effect of gain on related parties transactions | (28) | 7 | - | - |
| Effect of the different basis of income tax calculation on tax rates in other countries | (54) | (86) | - | - |
| Tax losses in current period not recognised as deferred tax assets | 208 | 184 | 69 | 87 |
| Effect of exceptional revenue - dividend income | - | - | (2,402) | (2,401) |
| Effect of the non-deductible tax expense and income and expense recognised in the different period between accounting and tax | 179 | 192 | - | - |
| **Tax charge** | **(99)** | **(249)** | - | - |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

**Financial information by business geographical areas**

Revenue and results, based on geographical segments, in the consolidated financial statements for the years ended 31 December 2009 and 2008 were as follows:

| | Revenue | | Segment results | | Assets | |
|---|---|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| | | | *(in million Baht)* | | | |
| Thailand | 11,127 | 11,360 | 6,426 | 5,026 | 17,214 | 18,960 |
| Cambodia | 1,517 | 1,393 | (103) | 495 | 3,107 | 2,710 |
| Lao PDR | 883 | 795 | 307 | 231 | 1,491 | 1,233 |
| Australia | 1,311 | 1,183 | 233 | 111 | 200 | 175 |
| Others | 1,160 | 970 | (225) | (8) | 1,011 | 1,012 |
| | **15,998** | **15,701** | **6,638** | **5,855** | **23,023** | **24,090** |

## 22 Other income

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | | *(in million Baht)* | | |
| Interest income | 89 | 152 | 36 | 62 |
| Gain on sale of equipment | 1 | 2 | 1 | 2 |
| Others income | 15 | 20 | 1 | - |
| **Total** | **105** | **174** | **38** | **64** |

## 23 Expenses by nature

The expenses by nature have been charged in cost of sales of goods and rendering of services, selling and administrative expenses can be classified as follows:

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | | *(in million Baht)* | | |
| Depreciation | 1,135 | 742 | 12 | 13 |
| Amortisation charge | 1,675 | 1,842 | 2 | 3 |
| Staff cost | 1,130 | 985 | 130 | 111 |
| Allowance for doubtful accounts and bad debts | (85) | 169 | - | - |
| Net foreign exchange (gain) loss | (465) | 369 | - | - |
| Amortisation of finance costs | 495 | 109 | - | - |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

| | Consolidated financial statements for the year ended 31 December 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Satellite business services | Internet & media services | Telephone network | Others | Consolidation eliminations | Group |
| | *(in million Baht)* | | | | | |
| Revenues | 4,548 | 543 | 2,147 | - | (49) | 7,189 |
| Shares of profits of associates | - | 124 | - | - | - | 124 |
| Allocated costs and expenses | (5,018) | (640) | (1,637) | (61) | 51 | (7,305) |
| **Profit(loss) from operating activities** | **(470)** | **27** | **510** | **(61)** | **2** | **8** |
| Net foreign exchange gain | | | | | | 465 |
| Other income | | | | | | 31 |
| **Profit before finance costs and income tax** | | | | | | **504** |
| Finance costs | | | | | | (1,088) |
| **Operating loss** | | | | | | **(584)** |
| Income tax | | | | | | 112 |
| Net results from subsidiaries to minority interests | | | | | | 277 |
| **Net loss** | | | | | | **(195)** |
| **Other information** | | | | | | |
| Segment assets | 21,860 | 264 | 5,049 | 276 | (380) | 27,069 |
| Associate | | | | | | 238 |
| **Total consolidated assets** | | | | | | **27,307** |
| Segment liabilities | 1,369 | 126 | 1,855 | 6 | (368) | 2,988 |
| Borrowings | | | | | | 8,789 |
| **Total consolidated liabilities** | | | | | | **11,777** |
| Depreciation | 409 | 24 | 670 | - | - | 1,103 |
| Amortisation | 1,663 | 5 | - | - | - | 1,668 |
| **Depreciation and amortisation** | **2,072** | **29** | **670** | **-** | **-** | **2,771** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

For the satellite and international business segment can be shown financial information by sub - business segments as follows:

| | Consolidated financial statements for the year ended 31 December 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Satellite business services | Internet & media services | Telephone network | Others | Consolidation eliminations | Group |
| | | | *(in million Baht)* | | | |
| Revenues | 4,646 | 501 | 1,931 | - | (82) | 6,996 |
| Shares of profits of associates | - | 67 | - | - | - | 67 |
| Allocated costs and expenses | (5,419) | (533) | (1,230) | (52) | 91 | (7,143) |
| **Profit(loss) from operating activities** | **(773)** | **35** | **701** | **(52)** | **9** | **(80)** |
| Net foreign exchange loss | | | | | | (369) |
| Other income | | | | | | 67 |
| **Loss before finance costs and income tax** | | | | | | **(382)** |
| Finance costs | | | | | | (626) |
| **Operating loss** | | | | | | **(1,008)** |
| Income tax | | | | | | 266 |
| Net results from subsidiaries to minority interest | | | | | | 436 |
| **Net loss** | | | | | | **(306)** |
| **Other information** | | | | | | |
| Segment assets | 23,457 | 299 | 4,322 | 181 | (134) | 28,125 |
| Investment in equity method | | | | | | 200 |
| **Total consolidated assets** | | | | | | **28,325** |
| Segment liabilities | 1,277 | 121 | 1,701 | 6 | (97) | 3,008 |
| Borrowings | | | | | | 9,310 |
| **Total consolidated liabilities** | | | | | | **12,318** |
| Depreciation | 375 | 21 | 305 | - | - | 701 |
| Amortisation | 1,825 | 4 | - | - | - | 1,829 |
| **Depreciation and amortisation** | **2,200** | **25** | **305** | **-** | **-** | **2,530** |

## Shin Corporation Public Company Limited and its Subsidiaries
### Notes to the financial statements
### For the years ended 31 December 2009 and 2008

| | Consolidated financial statement for the year ended 31 December 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Local wireless telecommu-nications | Satellite & inter-national business | Media & advertising | Corporate and others | Consolidation eliminations | Group |
| | *(in million Baht)* | | | | | |
| Revenues | - | 7,189 | 1,200 | 211 | (67) | 8,533 |
| Share of profits of associates | 7,341 | 124 | - | - | - | 7,465 |
| Cost of sales and services | - | (6,128) | (1,098) | (153) | 34 | (7,345) |
| Selling and administrative expenses | - | (1,177) | (587) | (284) | 33 | (2,015) |
| **Profit(loss) from operating activities** | **7,341** | **8** | **(485)** | **(226)** | **-** | **6,638** |
| Net foreign exchange gain | - | 465 | - | - | - | 465 |
| Other revenues | - | 31 | 34 | 40 | - | 105 |
| **Profit (loss) before finance costs and income tax** | **7,341** | **504** | **(451)** | **(186)** | **-** | **7,208** |
| Finance costs | - | (1,088) | - | - | - | (1,088) |
| Income tax | - | 112 | - | (13) | - | 99 |
| Net results from subsidiaries to minority interests | - | 277 | - | - | - | 277 |
| **Net profit (loss)** | **7,341** | **(195)** | **(451)** | **(199)** | **-** | **6,496** |
| **Other information** | | | | | | |
| Segment assets | | 27,069 | 1,546 | 2,133 | 52 | 30,800 |
| Investments in equity method | 30,502 | 238 | - | - | - | 30,740 |
| **Total consolidated assets** | **30,502** | **27,307** | **1,546** | **2,133** | **52** | **61,540** |
| Segment liabilities | - | 2,988 | 4,471 | 141 | (37) | 7,563 |
| Borrowings | - | 8,789 | 3 | 3 | - | 8,795 |
| **Total consolidated liabilities** | **-** | **11,777** | **4,474** | **144** | **(37)** | **16,358** |
| Depreciation | - | 1,103 | 8 | 24 | - | 1,135 |
| Amortisation | - | 1,668 | - | 7 | - | 1,675 |
| **Depreciation and amortisation** | **-** | **2,771** | **8** | **31** | **-** | **2,810** |

## Shin Corporation Public Company Limited and its Subsidiaries
### Notes to the financial statements
### For the years ended 31 December 2009 and 2008

Financial information by business segment is as follows:

| | Consolidated financial statement for the year ended 31 December 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Local wireless telecommunications | Satellite & international business | Media & advertising | Corporate and others | Consolidation eliminations | Group |
| | | | *(in million Baht)* | | | |
| Revenues | - | 6,996 | 1,779 | 205 | (63) | 8,917 |
| Share of profits of associates | 6,717 | 67 | - | - | - | 6,784 |
| Cost of sales and services | - | (5,766) | (1,619) | (152) | 27 | (7,510) |
| Selling and administrative expenses | - | (1,377) | (613) | (382) | 36 | (2,336) |
| **Profit(loss) from operating activities** | **6,717** | **(80)** | **(453)** | **(329)** | - | **5,855** |
| Net foreign exchange loss | - | (369) | - | - | - | (369) |
| Loss on investment | - | - | - | (60) | - | (60) |
| Other revenues | - | 67 | 40 | 66 | - | 173 |
| **Profit (loss) before finance costs and income tax** | **6,717** | **(382)** | **(413)** | **(323)** | - | **5,599** |
| Finance costs | - | (626) | (8) | (1) | - | (635) |
| Income tax | - | 266 | (11) | (6) | - | 249 |
| Net results from subsidiaries to minority interests | - | 436 | - | - | - | 436 |
| **Net profit (loss)** | **6,717** | **(306)** | **(432)** | **(330)** | - | **5,649** |
| **Other information** | | | | | | |
| Segment assets | - | 28,125 | 1,796 | 2,039 | 61 | 32,021 |
| Investments in equity method | 31,038 | 200 | - | - | - | 31,238 |
| **Total consolidated assets** | **31,038** | **28,325** | **1,796** | **2,039** | **61** | **63,259** |
| Segment liabilities | - | 3,008 | 4,258 | 140 | (28) | 7,378 |
| Borrowings | - | 9,310 | 4 | 2 | - | 9,316 |
| **Total consolidated liabilities** | - | **12,318** | **4,262** | **142** | **(28)** | **16,694** |
| Depreciation | - | 701 | 11 | 30 | - | 742 |
| Amortisation | - | 1,829 | (2) | 15 | - | 1,842 |
| **Depreciation and amortisation** | - | **2,530** | **9** | **45** | - | **2,584** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 21 Segment information

The Group is organised into the following main business segments:

| | |
|---|---|
| Local wireless telecommunications | Provision of local mobile telecommunication, trading and rental of telecommunications equipment and accessories in Thailand. |
| Satellite business and international business | Transponder rental and related services, uplink and downlink services, sale and service related to media, internet and provide telecommunication services in Laos PDR and Cambodia. |
| Media and advertising | Airtime rental, television broadcasting (*ceased its operation due to the revocation of the Operating Agreement in March 2007*) and the provision of advertising services to the Group and third parties. |
| Corporate and other activities | Corporate and other activities primarily relating to development and synergies that exist within the business, setting financial and performance targets for operating companies and assisting operating companies in obtaining financing on the most attractive terms possible and information technology businesses. |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

### b) Increase in share capital of the companies in the Group

In 2009, certain warrants issued to directors and employees (ESOP) of ADVANC and CSL were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during year 2009, as follows:

| Company | Units of exercise *(in million units)* | Share capital increased *(in million Baht)* | | Premium on share capital increased *(in million Baht)* | | Decrease in interest of the Company *(%)* | |
|---|---|---|---|---|---|---|---|
| | | from | to | from | to | from | To |
| ADVANC | 3 | 2,962 | 2,965 | 21,545 | 21,838 | 42.67 | 42.61 |
| CSL | 7 | 157 | 160 | 427 | 448 | 43.48 | 42.56 |

## 20 Additional paid-in capital and reserves

*Share premium*

Section 51 of the Public Companies Act B.E. 2535 requires companies to set aside share subscription monies received in excess of the par value of the shares issued to a reserve account ("share premium"). Share premium is not available for dividend distribution.

*Currency translation changes*

The currency translation changes recognised in shareholders' equity relate to foreign exchange differences arising from translation of the financial statements of foreign operations to Thai Baht.

*Legal reserve*

Section 116 of the Public Companies Act B.E. 2535 Section 116 requires that a company shall allocate not less than 5% of its annual net profit, less any accumulated losses brought forward, to a reserve account ("legal reserve"), until this account reaches an amount not less than 10% of the registered authorised capital. The legal reserve is not available for dividend distribution.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

***Warrants***

*Movements in the number of outstanding warrants are as follows:*

| | | **For the year ended 31 December 2009** | | |
|---|---|---|---|---|
| | At 1 January 2009 | Exercised during the year | Expired during the year | At 31 December 2009 |
| | | *(in thousand units)* | | |
| **ESOP - Grant III** | | | | |
| - Directors | 6,420 | - | (6,420) | - |
| - Employees | 2,719 | - | (2,719) | - |
| **Total** | **9,139** | **-** | **(9,139)** | **-** |
| **ESOP - Grant IV** | | | | |
| - Directors | 9,356 | - | - | 9,356 |
| - Employees | 6,644 | - | - | 6,644 |
| **Total** | **16,000** | **-** | **-** | **16,000** |
| **ESOP - Grant V** | | | | |
| - Directors | 6,159 | - | - | 6,159 |
| - Employees | 7,931 | - | - | 7,931 |
| **Total** | **14,090** | **-** | **-** | **14,090** |
| **Total** | **39,229** | - | **(9,139)** | **30,090** |

## a) Warrants issued and offered to directors and employees (ESOP)

The Company issued and offered five grants of warrants to directors and employees of the Company and its subsidiaries, which are in registered form and are non-transferable. The warrants have no offering price and their terms do not exceed 5 years. The exercise ratio and price are as follows:

| | **Issued date** | **Issued units** *(in million units)* | **Percentage*** | **Exercise price** *(Baht/unit)*** | **Exercise period** Start | End |
|---|---|---|---|---|---|---|
| ESOP - Grant I | 27 March 2002 | 29.00 | 0.99 | - | Expired since 26 March 2007 | |
| ESOP - Grant II | 30 May 2003 | 18.08 | 0.61 | - | Expired since 30 May 2008 | |
| ESOP - Grant III | 31 May 2004 | 13.66 | 0.46 | - | Expired since 30 May 2009 | |
| ESOP - Grant IV | 31 May 2005 | 16.00 | 0.54 | 34.273 | 31 May 2006 | 30 May 2010 |
| ESOP - Grant V | 31 July 2006 | 14.09 | 0.47 | 31.901 | 31 July 2007 | 31 July 2011 |

* Percentage of the Company's total issued and paid-up share capital (before dilution) at the issued date.
** The latest adjustment of exercised price was on 26 August 2009.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 18 Other current liabilities

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| Accrued expenses | 395 | 397 | 42 | 53 |
| Deferred income and advance receipts | 197 | 194 | - | - |
| Other payable | 47 | 49 | 3 | 3 |
| Tax payable | 48 | 52 | - | - |
| Deposit from customers | 30 | 32 | - | - |
| Others | 67 | 42 | 1 | 2 |
| **Total** | **784** | **766** | **46** | **58** |

## 19 Share capital, premium and warrants

***Share capital and premium***

Movements in share capital are as follows:

| | | Issued and fully paid-up shares | | | |
|---|---|---|---|---|---|
| | Authorised number of shares | Number of shares | Ordinary shares | Share premium | Total |
| | *(in million shares)* | | | *(in million Baht)* | |
| At 1 January 2008 | 5,000 | 3,197 | 3,197 | 10,150 | 13,347 |
| Issue of shares | - | 4 | 4 | 47 | 51 |
| **At 31 December 2008 and 1 January 2009** | **5,000** | **3,201** | **3,201** | **10,197** | **13,398** |
| Issue of shares | - | - | - | - | - |
| **At 31 December 2009** | **5,000** | **3,201** | **3,201** | **10,197** | **13,398** |

During the year 2008, the Company registered its issued and paid share capital in respect of exercised warrants which were issued to directors and employees (ESOP) for 3.78 million shares. Consequently, the Company's issued and paid up share capital increased from Baht 3,197 million to Baht 3,201 million and share premium increased from Baht 10,150 million to Baht 10,197 million *(2009:nil).*

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Maturity of non-current borrowings as at 31 December 2009 is as follows:

| | **Consolidated financial statements** | |
|---|---|---|
| | Loan | Financial lease liabilities |
| Maturity | *(in million Baht)* | |
| 2011 | 566 | 5 |
| 2012 | 3,593 | 2 |
| 2013 and after | 3,908 | 2 |
| **Total** | **8,067** | **9** |

***Borrowing facilities***

As of 31 December 2009, THCOM has unutilised short-term loan facilities made available by various financial institutions in an aggregate amount of Baht 1,292 million and USD 17 million *(2008: Baht 1,345 million and USD 23 million)*.

***Fair values***

The carrying amount of cash and cash equivalents, trade accounts receivable, trade accounts payable and short-term loan approximate the fair value due to the short maturities of these instruments. The value of non-current borrowings is estimated using discounted cash flows based on the Group's incremental borrowing rates for similar types of borrowings, as follows:

| | **Consolidated financial statements** | | | |
|---|---|---|---|---|
| | 2009 | | 2008 | |
| | Book Value | Fair value | Book Value | Fair value |
| | *(in million Baht)* | | | |
| Long-term debt (exclude finance lease liabilities) | **8,067** | **8,089** | **7,711** | **7,752** |

**17 Trade accounts and notes payable**

| | | **Consolidated financial statements** | | **Separate financial statements** | |
|---|---|---|---|---|---|
| | *Note* | 2009 | 2008 | 2009 | 2008 |
| | | *(in million Baht)* | | | |
| Related parties | *4* | 24 | 39 | - | - |
| Other parties | | 653 | 922 | 1 | 1 |
| **Total** | | **677** | **961** | **1** | **1** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

THCOM has early repaid loans by the cash from operating result and long-term debenture as follow:

**Long-term debenture**

On 31 December 2009, THCOM has 2 tranches of Baht 7,000 million, at 1,000 each, unsubordinated and unsecured with having registered and bond holders representative debentures, detail as follow:

| Date of issue | Unit *(in million)* | Amount *(in million Baht)* | Interest rate p.a. | Interest due | Principal due | Outstanding as at 31 December 2009 *(in million Baht)* |
|---|---|---|---|---|---|---|
| 6 November 2009 | 3.3 | 3,300 | 5.25% | Quarterly | Entire redeemed on 6 November 2012 | 3,300 |
| 6 November 2009 | 3.7 | 3,700 | 6.15% | Quarterly | Entire redeemed on 6 November 2014 | 3,700 |
| Total debenture | | | | | | 7,000 |
| *Less* Debenture issuing cost | | | | | | (22) |
| **Net** | | | | | | **6,978** |

THCOM must comply with the conditions in the debenture issue and debenture holder agreement with regards to maintaining certain financial ratios.

The interest rate exposure of the borrowings of the Group and the Company are as follows:

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| **Total borrowings**: | | | | |
| at fixed rates | 7,083 | 3,966 | - | 1 |
| at floating rates | 1,711 | 5,350 | - | - |
| | **8,794** | **9,316** | **-** | **1** |

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(%)* | | | |
| **Weighted average interest rate** | | | | |
| bank overdraft and short-term loans from financial institutions | 8.84 | 5.58 | - | - |
| long-term borrowings | 2.25 | 3.88 | - | - |
| Debenture | 5.73 | - | - | - |
| finance lease liabilities | 4.66 | 4.43 | - | 7.00 |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

The movements in the borrowings for the years ended 31 December were as follows:

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| At 1 January | 9,316 | 10,071 | 1 | - |
| Additions | 7,362 | 429 | - | 1 |
| Decrease investment in a subsidiary and a jointly-controlled entity | - | (25) | - | - |
| Repayments | (9,199) | (1,821) | (1) | - |
| Amortisation of finance cost | 494 | 111 | - | - |
| Unrealised gain on exchange rate | 1 | 296 | - | - |
| Increase from changing of accounts payable - equipment | 844 | 236 | - | - |
| Foreign currency translation adjustment | (24) | 19 | - | - |
| **At 31 December** | **8,794** | **9,316** | **-** | **1** |

As at 31 December 2009, the long-term borrowings are borrowings of subsidiaries of THCOM from a commercial bank of USD 8.5 million, bearing interest based on margins over the U.S. Dollar London Inter-Bank Offer Rate ("USD LIBOR") per annum. The principal will be repayable on six monthly basis. The Company had issued a letter of comfort to the bank to provide financial support.

As at 31 December 2008, the short-term borrowings are borrowings of subsidiaries of THCOM from a commercial bank of USD 8.5 million, bearing interest based on margins over the Singapore Inter-Bank Offer Rate ("SIBOR") per annum. The principal will be repayable within six months. The Company had issued a letter of comfort to the bank to provide financial support.

As at 31 December 2008, the long-term borrowings of THCOM from financial insituitions are secured as discussed in the facility agreements in relation to the financing of the iPSTAR satellite and the Thaicom 5 satellite. Loans from others are unsecured.

On 16 November 2009, THCOM has early repaid long-term loans of iPSTAR and Thaicom 5 projects as follows:

| | Principal |
|---|---|
| | *(in million USD)* |
| **iPSTAR Project** | |
| - US Ex-IM Bank Facility | 99 |
| - COFACE Facility | 44 |
| - Commercial Loan Facility | 23 |
| **Thaicom 5 Project** | |
| - COFACE Facility | 58 |
| **Total** | **224** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

| | Consolidated financial statements For the year ended 31 December 2008 | | | |
|---|---|---|---|---|
| | Deferred expenses | Amortisation on assets under Operating Agreement | Others | Total |
| | (in million Baht) | | | |
| **Deferred tax liabilities** | | | | |
| Balance brought forward | (1) | (86) | (12) | (99) |
| Impact to statement of income | - | (48) | - | (48) |
| Impact to equity | - | 15 | - | 15 |
| Decrease from disposal of investment | 1 | - | 9 | 10 |
| **Balance carried forward** | **-** | **(119)** | **(3)** | **(122)** |

| | Consolidated financial statements For the year ended 31 December 2009 | | |
|---|---|---|---|
| | Amortisation on assets under Operating Agreement | Others | Total |
| | (in million Baht) | | |
| **Deferred tax liabilities** | | | |
| Balance brought forward | (119) | (3) | (122) |
| Impact to statement of income | (11) | - | (11) |
| Impact to equity | 9 | - | 9 |
| **Balance carried forward** | **(121)** | **(3)** | **(124)** |

## 16 Interest bearing liabilities

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | (in million Baht) | | | |
| ***Current*** | | | | |
| Bank overdrafts and short-term loans from banks and financial institutions | 81 | 296 | - | - |
| Current portion of long-term borrowings | 633 | 1,290 | - | - |
| Current portion of finance lease liabilities | 4 | 4 | - | - |
| | **718** | **1,590** | **-** | - |
| ***Non-current*** | | | | |
| Long-term borrowings | 1,089 | 7,711 | - | - |
| Debenture | 6,978 | - | - | - |
| Finance lease liabilities | 9 | 15 | - | 1 |
| | **8,076** | **7,726** | **-** | **1** |
| **Total borrowings** | **8,794** | **9,316** | **-** | **1** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Deferred tax assets for tax loss carried forward are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The Group has tax loss carried forward to offset future tax income amounting to Baht 13,037 million *(2008: Baht 11,710 million)* which is recognised as a deferred tax assets up to the amount it expects to be utilised of Bath 322 million *(2008: Baht 402 million)*.

The movements in deferred tax assets and liabilities during the years ended 31 December 2009 and 2008, without taking into consideration the offsetting of balances within the same tax jurisdiction are as follows:

| | Consolidated financial statement<br>For the year ended 31 December 2008 | | | | | |
|---|---|---|---|---|---|---|
| | Allowance for doubtful accounts | Loss carry forward | Depreciation/ amortisation | Allowance for impairment | Others | Total |
| | | | *(in million Baht)* | | | |
| **Deferred tax assets** | | | | | | |
| Balance brought forward | 18 | - | 19 | 2 | 77 | 116 |
| Impact to statement of income | 3 | 402 | - | - | 25 | 430 |
| Impact to equity | 6 | - | (1) | - | 1 | 6 |
| **Balance carried forward** | **27** | **402** | **18** | **2** | **103** | **552** |

| | Consolidated financial statement<br>For the year ended 31 December 2009 | | | | | |
|---|---|---|---|---|---|---|
| | Allowance for doubtful accounts | Loss carry forward | Depreciation/ amortisation | Allowance for impairment | Others | Total |
| | | | *(in million Baht)* | | | |
| **Deferred tax assets** | | | | | | |
| Balance brought forward | 27 | 402 | 18 | 2 | 103 | 552 |
| Impact to statement of income | - | 322 | (1) | - | (8) | 313 |
| Impact to equity | (1) | - | (8) | - | (10) | (19) |
| **Balance carried forward** | **26** | **724** | **9** | **2** | **85** | **846** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

| | Separate financial statements *(in million Baht)* |
|---|---|
| **At 31 December 2007** | |
| Cost | 80 |
| *Less* Accumulated amortisation | (69) |
| **Net book value** | **11** |
| | |
| **Transactions during the year ended 31 December 2008** | |
| Purchases | 5 |
| Amortisation charge | (4) |
| **Closing net book value** | **12** |
| | |
| **At 31 December 2008** | |
| Cost | 61 |
| *Less* Accumulated amortisation | (49) |
| **Net book value** | **12** |
| | |
| **Transactions during the year ended 31 December 2009** | |
| Amortisation charge | (3) |
| **Closing net book value** | **9** |
| | |
| **At 31 December 2009** | |
| Cost | 60 |
| *Less* Accumulated amortisation | (51) |
| **Net book value** | **9** |

## 15 Deferred income tax

Deferred tax assets and liabilities determined after appropriate offsetting are included in the balance sheets as follows:

| | Consolidated financial statements | |
|---|---|---|
| | 2009 | 2008 |
| | *(in million Baht)* | |
| Deferred tax assets | 868 | 570 |
| Deferred tax liabilities | (146) | (140) |
| **Total** | **722** | **430** |

Deferred income tax is calculated on temporary differences under the balance sheet liability method using a principle tax rate ranging between 20% to 30% *(2008: 20% to 30%)*.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 14 Intangible assets

| | **Consolidated financial statements** | | |
|---|---|---|---|
| | Goodwill | Others | **Total** |
| | | *(in million Baht)* | |
| **At 31 December 2007** | | | |
| Cost | 1,191 | 2,062 | 3,253 |
| *Less* Accumulated amortisation | - | (632) | (632) |
| *Less* Allowance for impairment | (1,105) | - | (1,105) |
| **Net book value** | **86** | **1,430** | **1,516** |
| **Transactions during the year ended 31 December 2008** | | | |
| Purchases | 58 | 61 | 119 |
| Transfers- net | - | (28) | (28) |
| Decrease investment- net | - | (15) | (15) |
| Write-off- net | - | (7) | (7) |
| Amortisation charge | - | (130) | (130) |
| Impairment loss | - | (44) | (44) |
| Foreign currency translation adjustment | - | 2 | 2 |
| **Closing net book value** | **144** | **1,269** | **1,413** |
| **At 31 December 2008** | | | |
| Cost | 1,249 | 1,950 | 3,199 |
| *Less* Accumulated amortisation | - | (681) | (681) |
| *Less* Allowance for impairment | (1,105) | - | (1,105) |
| **Net book value** | **144** | **1,269** | **1,413** |
| **Transactions during the year ended 31 December 2009** | | | |
| Purchases | - | 88 | 88 |
| Transfers- net | - | 27 | 27 |
| Write-off- net | - | (8) | (8) |
| Amortisation charge | - | (134) | (134) |
| Impairment loss | - | | |
| Foreign currency translation adjustment | - | (5) | (5) |
| **Closing net book value** | **144** | **1,237** | **1,381** |
| **At 31 December 2009** | | | |
| Cost | 1,249 | 2,049 | 3,298 |
| *Less* Accumulated amortisation | - | (812) | (812) |
| *Less* Allowance for impairment | (1,105) | - | (1,105) |
| **Net book value** | **144** | **1,237** | **1,381** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

**13 Property and equipment under operating agreements**

| | Consolidated financial statements | | |
|---|---|---|---|
| | Satellite equipment | Radio & television broadcast equipment | Total |
| | | *(in million Baht)* | |
| **At 31 December 2007** | | | |
| Cost | 26,551 | 3,846 | 30,397 |
| *Less* Accumulated amortisation | (7,775) | (1,945) | (9,720) |
| *Less* Allowance for impairment | - | (1,901) | (1,901) |
| **Net book value** | **18,776** | - | **18,776** |
| **Transactions during the year ended 31 December 2008** | | | |
| Transfer- net | 5 | - | 5 |
| Write-off- net | (1,712) | - | (1,712) |
| **Closing net book value** | **17,069** | - | **17,069** |
| **At 31 December 2008** | | | |
| Cost | 26,566 | - | 26,566 |
| *Less* Accumulated amortisation | (9,497) | - | (9,497) |
| **Net book value** | **17,069** | - | **17,069** |
| **Transactions during the year ended 31 December 2009** | | | |
| Write-off- net | (1,541) | - | (1,541) |
| **Closing net book value** | **15,528** | - | **15,528** |
| **At 31 December 2009** | | | |
| Cost | 26,557 | - | 26,557 |
| *Less* Accumulated amortisation | (11,029) | - | (11,029) |
| **Net book value** | **15,528** | - | **15,528** |

## Shin Corporation Public Company Limited and its Subsidiaries
### Notes to the financial statements
### For the years ended 31 December 2009 and 2008

| | Separate financial statements | | | | | |
|---|---|---|---|---|---|---|
| | Buildings & Improvements | Furniture, fixtures & equipment | Vehicles & Vehicles under finance leases | Computers & equipment | Assets under construction | **Total** |
| | | | *(in million Baht)* | | | |
| **As at 31 December 2007** | | | | | | |
| Cost | 12 | 22 | 13 | 46 | 1 | 94 |
| *Less* Accumulated depreciation | (5) | (17) | (9) | (33) | - | (64) |
| **Net book value** | **7** | **5** | **4** | **13** | **1** | **30** |
| **Transactions during the year ended 31 December 2008** | | | | | | |
| Purchases | 2 | 2 | 8 | 2 | 9 | 23 |
| Transfer- net | 6 | 4 | - | - | (10) | - |
| Depreciation charge | (3) | (3) | (3) | (4) | - | (13) |
| **Closing net book value** | **12** | **8** | **9** | **11** | **-** | **40** |
| **As at 31 December 2008** | | | | | | |
| Cost | 20 | 27 | 16 | 43 | - | 106 |
| *Less* Accumulated depreciation | (8) | (19) | (7) | (32) | - | (66) |
| **Net book value** | **12** | **8** | **9** | **11** | **-** | **40** |

| | Separate financial statements | | | | | |
|---|---|---|---|---|---|---|
| | Buildings & Improvements | Furniture, fixtures & equipment | Vehicles & Vehicles under finance leases | Computers & equipment | Assets under construction | **Total** |
| | | | *(in million Baht)* | | | |
| **As at 31 December 2008** | | | | | | |
| Cost | 20 | 27 | 16 | 43 | - | 106 |
| *Less* Accumulated depreciation | (8) | (19) | (7) | (32) | - | (66) |
| **Net book value** | **12** | **8** | **9** | **11** | **-** | **40** |
| **Transactions during the year ended 31 December 2009** | | | | | | |
| Purchases | 1 | 1 | 2 | - | - | 4 |
| Transfer- net | 1 | - | - | - | - | 1 |
| Disposals - net | (1) | (1) | - | - | - | (2) |
| Depreciation charge | (3) | (2) | (3) | (4) | - | (12) |
| Write-off - net | (1) | - | - | (1) | - | (2) |
| **Closing net book value** | **9** | **6** | **8** | **6** | **-** | **29** |
| **As at 31 December 2009** | | | | | | |
| Cost | 16 | 26 | 15 | 43 | - | 100 |
| *Less* Accumulated depreciation | (7) | (20) | (7) | (37) | - | (71) |
| **Net book value** | **9** | **6** | **8** | **6** | **-** | **29** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

| | Consolidated financial Statements | | | | | |
|---|---|---|---|---|---|---|
| | Buildings & Improvements | Furniture, fixtures & equipment | Vehicles & Vehicles under finance leases | Computers & equipment | Assets under construction | **Total** |
| | *(in million Baht)* | | | | | |
| **As at 31 December 2008** | | | | | | |
| Cost | 394 | 7,426 | 126 | 308 | 1,230 | 9,484 |
| *Less* Accumulated depreciation | (143) | (3,396) | (74) | (226) | - | (3,839) |
| *Less* Allowance for impairment | - | (37) | - | - | - | (37) |
| **Net book value** | **251** | **3,993** | **52** | **82** | **1,230** | **5,608** |
| **Transactions during the year ended 31 December 2009** | | | | | | |
| Purchases | 50 | 247 | 42 | 21 | 1,506 | 1,866 |
| Transfer- net | 2 | 1,628 | - | 3 | (1,677) | (44) |
| Disposals- net | (2) | (6) | (13) | - | - | (21) |
| Write-off- net | (4) | (16) | (1) | - | (6) | (27) |
| Depreciation charged | (41) | (1,036) | (21) | (37) | - | (1,135) |
| Foreign currency translations Adjustment | 32 | (127) | (1) | - | (37) | (133) |
| **Closing net book value** | **288** | **4,683** | **58** | **69** | **1,016** | **6,114** |
| **As at 31 December 2009** | | | | | | |
| Cost | 481 | 9,005 | 139 | 304 | 1,016 | 10,945 |
| *Less* Accumulated depreciation | (193) | (4,285) | (81) | (235) | - | (4,794) |
| *Less* Allowance for impairment | - | (37) | - | - | - | (37) |
| **Net book value** | **288** | **4,683** | **58** | **69** | **1,016** | **6,114** |

Effective from 1 January 2009, Mfone, an indirect jointly-controlled entity of THCOM, has revised its accounting estimate on the useful lives of network assets from 15 years to 5-10 years. The change results in an increase in depreciation for the year ended 31 December 2009 in the consolidated financial statements in the amount of Baht 198 million.

As at 31 December 2009, property and equipment includes property and equipment under the operating agreements of Mfone of approximately Baht 2,973 million (Proportional) *(31 December 2008: Baht 1,409 million)*. According to the operating agreement, Mfone must transfer its ownership of this related property and equipment to the government of Cambodia on the expiration date of the operating agreement, 4 March 2028 as describe in note 30 g).

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 12 Property and equipment

| | Consolidated financial Statements | | | | | |
|---|---|---|---|---|---|---|
| | Buildings & Improvements | Furniture, fixtures & equipment | Vehicles & Vehicles under finance leases | Computers & equipment | Assets under construction | **Total** |
| | | | *(in million Baht)* | | | |
| **As at 31 December 2007** | | | | | | |
| Cost | 400 | 6,813 | 103 | 385 | 99 | 7,800 |
| *Less* Accumulated depreciation | (120) | (2,680) | (58) | (234) | - | (3,092) |
| *Less* Allowance for impairment | - | (34) | - | - | - | (34) |
| **Net book value** | **280** | **4,099** | **45** | **151** | **99** | **4,674** |
| | | | | | | |
| **Transactions during the year ended 31 December 2008** | | | | | | |
| Purchases | 22 | 241 | 27 | 36 | 1,307 | 1,633 |
| Transfer- net | 25 | 162 | 2 | 9 | (207) | (9) |
| Disposals- net | (1) | (1) | - | - | - | (2) |
| Write-off- net | (5) | (19) | (1) | - | - | (25) |
| Decrease investment in a subsidiary and a jointly-controlled entity- net | - | 41 | - | (72) | - | (31) |
| Depreciation charged | (37) | (643) | (21) | (42) | - | (743) |
| Impairment loss | - | (43) | - | - | - | (43) |
| Foreign currency translations adjustment | (33) | 156 | - | - | 31 | 154 |
| **Closing net book value** | **251** | **3,993** | **52** | **82** | **1,230** | **5,608** |
| | | | | | | |
| **As at 31 December 2008** | | | | | | |
| Cost | 394 | 7,426 | 126 | 308 | 1,230 | 9,484 |
| *Less* Accumulated depreciation | (143) | (3,396) | (74) | (226) | - | (3,839) |
| *Less* Allowance for impairment | - | (37) | - | - | - | (37) |
| **Net book value** | **251** | **3,993** | **52** | **82** | **1,230** | **5,608** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

| | Shenington Investment Pte Limited and its subsidiary | | Media Connex Company Limited | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| **Balance sheets** | | | | |
| Current assets | 588 | 576 | - | 4 |
| Non-current assets | 4,724 | 4,043 | - | - |
| Current liabilities | (1,413) | (828) | - | (1) |
| Non-current liabilities | (1,491) | (1,417) | - | - |
| **Net assets** | **2,408** | **2,374** | - | **3** |
| **Income statements** | | | | |
| **Gross revenues** | **2,243** | **1,996** | - | - |
| **Net profit (loss) for the year** | **202** | **512** | - | **(4)** |

*Investment in associated companies*

The following amounts represent the financial summary of associated companies for the years ended 31 December 2009 and 2008

| | ADVANC | | CSL | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| **Balance sheets** | | | | |
| Current assets | 33,571 | 26,896 | 727 | 989 |
| Non-current assets | 91,454 | 101,186 | 1,255 | 1,207 |
| Current liabilities | (16,583) | (24,860) | (691) | (965) |
| Non-current liabilities | (36,631) | (29,786) | (243) | (287) |
| **Net assets** | **71,811** | **73,436** | **1,048** | **944** |
| **Market value** | **256,511** | **235,458** | **1,969** | **1,347** |
| **Income statements** | | | | |
| **Gross revenues** | **102,452** | **110,792** | **2,614** | **2,664** |
| **Net profit for the year** | **17,055** | **16,409** | **287** | **161** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

At the Extraordinary General Meeting of the shareholders No. 1/2009, held on 14 July 2009, of LTC, the shareholders approved the appropriation of interim dividend from 2009 operation of USD 10 million.

**g) Dividend payment of subsidiaries, associates and jointly-controlled entity**

Certain subsidiaries, associates and a jointly-controlled entity approved its dividend payment as follows:

| Company | Currency | Dividend | Interim dividend paid during 2008 | Dividend payment in 2009 | |
|---|---|---|---|---|---|
| | | *(per share)* | *(per share)* | *(per share)* | Total amount *(in million)* |
| **Annual dividend 2008** | | | | | |
| SHEN (a jointly-controlled entity) | (SGD) | 0.48 | - | 0.48 | 7.1 |
| MB (a subsidiary) | (Baht) | 16.67 | - | 16.67 | 15 |
| ITAS (a subsidiary) | (Baht) | 31.00 | - | 31.00 | 31 |
| ADVANC (an associate) | (Baht) | 6.30 | 3.00 | 3.30 | 9,774 |
| CSL (an associate) | (Baht) | 0.72 | 0.50 | 0.22 | 127 |
| **Interim dividend 2009** | | | | | |
| ADVANC (an associate) | (Baht) | 3.00 | - | 3.00 | 8,889 |
| CSL (an associate) | (Baht) | 0.14 | - | 0.14 | 82 |

**11 Financial Summary**

*Investment in jointly-controlled entities*

**Shenington Investment Pte limited ("SHEN")**

SHEN is a jointly-controlled entity between THCOM and Asia Mobile Holding Pte Limited ("AMH"). As at 31 December 2009 and 2008, the interest in SHEN of THCOM and AMH is 51% and 49%, respectively.

**Media Connex Company Limited ("MC")**

MC was a jointly-controlled entity company of ITV, CA mobile Ltd. and Mitsui & Co., Ltd. the interest in MC are 60%, 25% and 15% respectively. On 3 September 2008, the board of directors meeting of ITV resolved to liquidate MC. On 29 May 2009, MC was completed liquidated.

The following amounts represent the Group's share of the assets, liabilities, revenues and operating results of jointly-controlled entities in its consolidated financial statements for the years ended 31 December 2009 and 2008:

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Significant movements in investments of the Group during the year ended 31 December 2009 was as follows:

**a) Increased in registered capital of Artware Media Company Limited ("ART"), a subsidiary of ITV**

On 20 April 2009, ART registered additional share capital with the Ministry of Commerce from Baht 20 million to Baht 25 million.

**b) Additional share capital of Mfone Company Limied ("Mfone"), a jointly-controlled entity of THCOM**

On 8 January 2009, Mfone registered additional share capital with the Ministry of Commerce of Cambodia by USD 4.8 million from USD 19.2 million to USD 24 million.

**c) Additional share capital of Cambodia DTV Network ("CDN"), a subsidiary of THCOM**

On 10 April 2009, CDN registered with the Ministry of Commerce of Cambodia to increase its share capital by Riel 2,000 million (USD 500,000), from Riel 400 million (USD 100,000) to Riel 2,400 million (USD 600,000).

**d) Additional share capital of IPSTAR New Zealand Company Limited ("IPN"), an indirect subsidiary of THCOM**

On 21 August 2009, IPN registered additional share capital with the Ministry of Commerce of New Zealand of NZD 6.01 million or from NZD 2.5 million to NZD 8.51 million.

**e) The increase in share capital from ESOP exercised of the associates**

In 2009, certain warrants issued to directors and employees (ESOP) of ADVANC and CSL were exercised, and these share issues were registered as increased share capital with the Ministry of Commerce during January to December 2009, are as follows:

| **Company** | **Units of exercise** *(in thousand units)* | **Share capital increased** *(in thousand Baht)* | | **Premium on share capital increased** *(in thousand Baht)* | | **Decrease in interest of the Company** *(%)* | |
|---|---|---|---|---|---|---|---|
| | | from | to | from | to | from | to |
| ADVANC | 3,204 | 2,961,740 | 2,965,443 | 21,545,336 | 21,838,008 | 42.67 | 42.61 |
| CSL | 6,590 | 157,347 | 159,840 | 426,946 | 448,043 | 43.48 | 42.56 |

**f) Dividend payment of Lao Telecommunications Company Limited ("LTC"), a jointly-controlled entity of THCOM**

On 3 February 2009, the Ordinary General Meeting of shareholders approved the appropriation of dividend from 2008 operation of USD 25 million which including interim dividend of USD 10 million, approved at the Extraordinary General Meeting of shareholders 1/2008 held on 26 July 2008. The final dividend of USD 15 million was paid on 13 February 2009 and 17 February 2009.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

| | Separate financial statements | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Ownership interest | | Paid-up capital | | Cost method | | Impairment | | At cost - net | | Dividend income for the years | |
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| | *(%)* | | | | | | *(in million Baht)* | | | | | |
| ***Subsidiaries*** | | | | | | | | | | | | |
| Thaicom Public Company Limited | 41.14 | 41.14 | 5,480 | 5,480 | 3,613 | 3,613 | - | - | 3,613 | 3,613 | - | - |
| ITV Public Company Limited | 52.92 | 52.92 | 6,033 | 6,033 | 3,297 | 3,297 | (3,297) | (3,297) | - | - | - | - |
| I.T. Applications and Services Company Limited | 99.99 | 99.99 | 10 | 10 | 10 | 10 | - | - | 10 | 10 | 31 | 42 |
| Matchbox Company Limited | 99.96 | 99.96 | 9 | 9 | 72 | 72 | - | - | 72 | 72 | 15 | - |
| | | | **11,532** | **11,532** | **6,992** | **6,992** | **(3,297)** | **(3,297)** | **3,695** | **3,695** | **46** | **42** |
| ***Associate*** | | | | | | | | | | | | |
| Advance Info Service Public Company Limited | 42.61 | 42.67 | 2,965 | 2,962 | 8,807 | 8,807 | - | - | 8,807 | 8,807 | 7,961 | 7,961 |
| | | | **2,965** | **2,962** | **8,807** | **8,807** | **-** | **-** | **8,807** | **8,807** | **7,961** | **7,961** |
| **Total** | | | **14,497** | **14,494** | **15,799** | **15,799** | **(3,297)** | **(3,297)** | **12,502** | **12,502** | **8,007** | **8,003** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Investments in subsidiaries and associates as at 31 December 2009 and 2008 and dividend income from those investments for the years then ended were as follows:

| | Consolidated financial statements | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Ownership interest | | Paid-up capital | | Cost method | | Equity method | | Dividend income for the years | |
| | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 | 2009 | 2008 |
| | (%) | | *(in million Baht)* | | | | | | | |
| ***Associates*** | | | | | | | | | | |
| Advanced Info Service Public Company Limited | 42.61 | 42.67 | 2,965 | 2,962 | 8,807 | 8,807 | 30,502 | 31,038 | 7,961 | 7,961 |
| CS Loxinfo Public Company Limited | 42.56 | 43.48 | 160 | 157 | 1,481 | 1,481 | 238 | 200 | 90 | 175 |
| **Total** | | | **3,125** | **3,119** | **10,288** | **10,288** | **30,740** | **31,238** | **8,051** | **8,136** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 10 Investments in subsidiaries, associates and jointly-controlled entities

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| At 1 January | 31,238 | 32,691 | 12,502 | 12,514 |
| Share of profits of associates | 7,465 | 6,785 | - | - |
| Purchased of investments | - | - | - | 77 |
| Impairment loss on investment in a subsidiary | - | - | - | (87) |
| Dividend received from associates | (8,051) | (8,136) | - | - |
| Reduction in par value in an associate | - | (188) | - | - |
| Received from liquidation of a jointly-controlled entity | - | - | - | (2) |
| Unrealised gain on dilution from investment in associates | 88 | 86 | - | - |
| **At 31 December** | **30,740** | **31,238** | **12,502** | **12,502** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Aging analyses for trade accounts and notes receivable were as follows:

| | **Consolidated financial statements** | | **Separate financial statements** | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| Within credit terms | 502 | 826 | - | - |
| Overdue: | | | | |
| Less than 3 months | 508 | 196 | - | - |
| 3 - 6 months | 138 | 209 | - | - |
| 6 - 12 months | 69 | 96 | - | - |
| Over 12 months | 343 | 571 | - | - |
| | **1,560** | **1,898** | - | - |
| *Less* allowance for doubtful accounts | (439) | (588) | - | - |
| **Net** | **1,121** | **1,310** | - | - |

## 8 Inventories

| | **Consolidated financial statements** | |
|---|---|---|
| | 2009 | 2008 |
| | *(in million Baht)* | |
| Raw materials | 71 | 85 |
| Work in process | 9 | 13 |
| Finished goods | 327 | 455 |
| Goods in transit | 83 | 45 |
| | **490** | **598** |
| *Less* allowance for obsolete inventories | (57) | (53) |
| **Net** | **433** | **545** |

## 9 Other current assets

| | **Consolidated financial statements** | | **Separate financial statements** | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| Prepaid expenses | 178 | 236 | 3 | 3 |
| Income tax receivable | 36 | 32 | 7 | 7 |
| Advance payments | 61 | 46 | - | - |
| Deposits | 20 | 34 | - | - |
| Other accrued income | 14 | 30 | - | - |
| Accrued interest receivable | 8 | 12 | 7 | 7 |
| Receivable - others | 52 | 4 | - | - |
| Others | 133 | 107 | 1 | 1 |
| **Total** | **502** | **501** | **18** | **18** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| ***Current investments*** | | | | |
| **Available-for-sale securities** | | | | |
| At 1 January | 477 | - | - | - |
| Purchases during the year | 4,603 | 1,872 | - | - |
| Sales during the year | (4,030) | (1,404) | - | - |
| Valuation adjustment | 7 | 4 | - | - |
| | 1,057 | 472 | - | - |
| Return on investments | 12 | 5 | - | - |
| **At 31 December** | **1,069** | **477** | - | - |
| | | | | |
| ***Long-term investments*** | | | | |
| **Available-for-sale securities** | | | | |
| At 1 January | - | - | - | - |
| Purchases during the year | 200 | - | 200 | - |
| Valuation adjustment | 1 | - | 1 | - |
| **At 31 December** | **201** | - | **201** | - |

## 7 Trade accounts, notes receivable and accrued income

| | | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|---|
| | *Note* | 2009 | 2008 | 2009 | 2008 |
| | | *(in million Baht)* | | | |
| ***Trade accounts and notes receivable*** | | | | | |
| Related parties | *4* | 226 | 412 | - | - |
| Other parties | | 1,334 | 1,486 | - | - |
| | | | | | |
| ***Accrued income*** | | | | | |
| Related parties | *4* | 14 | 25 | - | - |
| Other parties | | 246 | 152 | - | - |
| | | **1,820** | **2,075** | - | - |
| *Less* allowance for doubtful accounts | | (439) | (588) | - | - |
| **Net** | | **1,381** | **1,487** | - | - |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 6 Other investments

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| ***Current investments*** | | | | |
| Bill of exchange | 807 | 536 | 721 | 536 |
| Promissory note | 40 | 100 | - | 100 |
| Deposit at bank-time deposit | - | 230 | - | 200 |
| Debt securities | - | 99 | - | 99 |
| Cash at banks* | - | 1 | - | - |
| State of enterprise bond* | 413 | 98 | - | - |
| Debenture* | 637 | 369 | - | - |
| Return on investment* | 12 | 5 | - | - |
| Unrealised gain on Available-for-sale securities* | 7 | 4 | - | - |
| **Total** | **1,916** | **1,442** | **721** | **935** |
| ***Long-term investments*** | | | | |
| Investment in other company | 25 | 25 | 25 | 25 |
| Government bond* | 198 | - | 198 | - |
| Debenture* | 2 | - | 2 | - |
| Unrealised gain on Available-for-sale securities* | 1 | - | 1 | - |
| | **226** | **25** | **226** | **25** |
| **Total** | **2,142** | **1,467** | **947** | **960** |

* The Group classifies to available-for-sale securities.

The weight average of the return on current investments for available-for-sale securities from starting date of investment until 31 December 2009 was 3.47% *(From starting date of investment until 31 December 2008: was 1.46 %).*

The weight average of the return on long-term investments for available-for-sale securities from starting date of investment until 31 December 2009 was 1.57%.

The weighted average effective interest rate of promissory notes, time deposit and bill of exchange was 1.62% per annum *(2008: 3.80% per annum)* on a consolidated basis and 1.62% per annum *(2008: 3.78% per annum)* on the Company basis.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

3. A subsidiary had entered into an agreement with a jointly-controlled entity, under which the jointly-controlled entity was committed to responsible for ensuring the IPSTAR gateway System in Cambodia perform in accordance to the industry standard for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately USD 0.64 million *(2008: approximately USD 0.88 million).*

4. A subsidiary had entered into agreements with associates and jointly-controlled entities, under which the subsidiary was committed to provide transponder service, advisory service and IPSTAR bandwidth service. Associates and jointly-controlled entities were committed to pay the subsidiary for the service of the agreements at approximately USD 5.37 million and Baht 3.72 million *(2008: approximately USD 0.86 million).* The service fees of some contracts vary to the actual used or installed user terminal at the rate stated in the contract.

## 5 Cash and cash equivalents

| | **Consolidated financial statements** | | **Separate financial statements** | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | | *(in million Baht)* | | |
| Cash on hand | 49 | 47 | - | - |
| Cash at banks and financial institutions | 720 | 842 | 89 | 127 |
| Time deposit, bills of exchange and promissory notes | 1,022 | 1,839 | 808 | 665 |
| **Total** | **1,791** | **2,728** | **897** | **792** |

The weighted average effective interest rate of bank deposits, time deposits, bills of exchange and promissory notes was 1.29 % per annum *(2008: 1.92% per annum)* on a consolidated basis and 1.24 % per annum *(2008: 2.48% per annum)* on the Company basis.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| **Trade accounts and notes Payable - related parties** | | | | |
| Associates | 23 | 34 | - | - |
| Related parties | 2 | 5 | - | - |
| **Total** | **25** | **39** | **-** | **-** |
| **Amounts due to related parties** | | | | |
| Subsidiaries | - | - | 3 | 7 |
| Jointly-controlled entity | 1 | 3 | - | - |
| Related parties | 2 | 2 | - | - |
| **Total** | **3** | **5** | **3** | **7** |
| **Other current liabilities - related parties** | | | | |
| Associates | 1 | 28 | - | - |
| **Total** | **1** | **28** | **-** | **-** |
| **Other non-current liabilities - related parties** | | | | |
| Associates | 11 | 16 | - | - |
| **Total** | **11** | **16** | **-** | **-** |

**Warrants granted to directors** *(note 19)*

**Directors' remuneration**

Directors' remuneration represents monthly allowance, bonus and meeting allowance which paid to chairman of the board, independent directors, non-executive directors as approved by the shareholders of the Group and the Company.

**Commitments and other agreements with related parties**

As at 31 December 2009 and 2008, the significant commitments with related parties are as follows:

1. The Company and certain associates had entered into agreements with a subsidiary, under which the subsidiary was committed to maintain accounting programme service for a period of approximately one year to five years with an option to renew. The Company and associates were committed to pay the subsidiary for services in respect of the agreements at approximately Baht 67.20 million per year *(2008: approximately Baht 68.62 million).*

2. A subsidiary had entered into an agreement with an associated company, under which the associated company was committed to provide uplink data service for a period of approximately five years. The subsidiary was committed to pay for the service in respect of the agreements at approximately Baht 10.03 million *(2008: approximately Baht 16.15 million).*

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Balances as at 31 December 2009 and 2008 with related parties were as follows:

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| **Trade accounts and notes receivable - related parties** | | | | |
| Associates | 217 | 400 | - | - |
| Jointly-controlled entity | 9 | 12 | - | - |
| **Total** | **226** | **412** | **-** | **-** |
| **Accrued income - related parties** | | | | |
| Associates | 13 | 23 | - | - |
| Jointly-controlled entity | 1 | 2 | - | - |
| **Total** | **14** | **25** | **-** | **-** |
| **Amounts due from and advances loans to related parties** | | | | |
| Associates | - | 69 | - | - |
| Jointly-controlled entity | 1 | 2 | - | - |
| **Total** | **1** | **71** | **-** | **-** |
| **Other current assets** | | | | |
| Associates | 1 | - | - | - |
| **Total** | **1** | **-** | **-** | **-** |
| **Long-term investment** | | | | |
| Associates | 48 | - | - | - |
| **Total** | **48** | **-** | **-** | **-** |

The Company granted an unsecured loan to Payment Solution Company Limited ("PSC").The interest rate was 5.75% per annum which was 3.5% above the average rate of the three-month fixed deposit rate of three major banks.

Movements during the years ended 31 December 2009 and 2008 for loan to subsidiaries were as follows:

| | Separate financial statements | |
|---|---|---|
| | 2009 | 2008 |
| | *(in million Bath)* | |
| At 1 January | - | 20 |
| Addition | - | 18 |
| Repayment | - | (38) |
| **At 31 December** | - | - |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Significant transactions for the years ended 31 December 2009 and 2008 with related parties were as follows:

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| **Sales of goods and services** | | | | |
| **Subsidiaries** | | | | |
| Dividend received | - | - | 46 | 42 |
| Sale of asset | - | - | - | 1 |
| | **-** | **-** | **46** | **43** |
| **Associates** | | | | |
| Computer services income | 94 | 94 | - | - |
| Advertising income | 280 | 460 | - | - |
| (Gross 2009: Baht 930 million 2008: Baht 1,418 million) | | | | |
| Rental income and others | 78 | 59 | - | - |
| Dividend received | 8,051 | 8,136 | 7,961 | 7,961 |
| | **8,503** | **8,749** | **7,961** | **7,961** |
| **Jointly-controlled entity** | | | | |
| Rental income and others | 24 | 42 | - | - |
| | **24** | **42** | **-** | **-** |
| **Related parties** | | | | |
| Rental income | 1 | - | - | - |
| | 1 | - | - | - |
| **Purchase of goods and services** | | | | |
| **Subsidiaries** | | | | |
| Computer & management services | - | - | 4 | 3 |
| Advertising expenses and others | - | - | 10 | 15 |
| | **-** | **-** | **14** | **18** |

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | *(in million Baht)* | | | |
| **Associates** | | | | |
| Rental and other expenses | 26 | 41 | 1 | 1 |
| | **26** | **41** | **1** | **1** |
| **Jointly-controlled entity** | | | | |
| Rental and other expenses | 4 | 6 | - | - |
| | **4** | **6** | **-** | - |
| **Related parties** | | | | |
| Consultant and other expenses | 24 | 19 | - | - |
| Purchase fixed assets | 7 | - | 2 | - |
| | **31** | **19** | **2** | **-** |
| **Directors' remuneration** | 28 | 28 | 16 | 16 |
| | **28** | **28** | **16** | **16** |
| **Dividend paid** | | | | |
| Major shareholders | 7,384 | 8,307 | 7,384 | 8,307 |
| Directors | - | 1 | - | 1 |
| | **7,384** | **8,308** | **7,384** | **8,308** |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

***(r) Expense***

*Operating leases*

Payments made under operating leases are recognised in the statement of income on a straight line basis over the term of the lease.

*Finance costs*

Interest expenses and similar costs are charged to the statement of income for the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to be prepared for its intended use or sale. The interest component of finance lease payments is recognised in the statement of income using the effective interest rate method.

***(s) Income tax expense***

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the statement of income except to the extent that it relates to items recognised directly in equity.

*Current tax*

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the reporting date.

*Deferred tax*

Deferred tax is provided, using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes using tax rates enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profit will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that the related tax benefit will be realised.

## 4 Related party transactions and balance

Enterprises and individuals that directly, or indirectly through one or more intermediaries, control, or are controlled by, or are under common control with, the Group, including holding companies, subsidiaries and fellow subsidiaries are related parties of the Group. Associates and individuals owning, directly or indirectly, an interest in the voting power of the Group that gives them significant influence over the enterprise, key management personnel of the Group and close members of the family of these individuals and companies associated with these individuals also constitute related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

The Group entered into a number of transactions with related parties, the terms of which were negotiated on an arm's length basis in the ordinary course of business and according to normal trade conditions.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

***(n) Employee benefits***

The Group operates a provident fund, which is a defined contribution plan, the assets of which are held in a separate trust fund. The provident fund is funded by payments from employees and by the relevant Group companies. Contributions to the provident fund are charged to the statements of income in the year to which they relate. However, the Group does not record the employment benefits payable to employees under the Thai Labour Law.

Warrants granted to directors and employees of the Group are recognised when they are exercised.

***(o) Provisions***

Provisions are recognised when there is a probability that the Group's resources will be required to settle. Provisions are measured at the present value at the reporting date.

A provision for warranties is recognised when the underlying products or services are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

***(p) Revenue***

*Revenue recognition*

Revenue is recognised when the significant risks and rewards of ownership have been transferred to the buyer and service income is recognised as services are provided. Revenue relating to long-term service contracts is accounted for under the percentage of completion method. No revenue is recognised if there is continuing management involvement with the goods or there are significant uncertainties regarding recovery of the consideration due, associated costs or the probable return of goods.

Revenue and cost of sales of gateway equipment with installation are recognised using the percentage of completion method. The stage of completion is measured by reference to the related contract costs incurred for work performed to date compared with the estimated total costs for the contract. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Revenue from rendering transponder services and services related to the satellite business, Internet services, and other business related to the Internet business, and telephone services is recognised when the services is provided to customers and there are certainties regarding recovery of the consideration due

Revenue from leases of equipment is recognised in the period at the rate specified in the lease contract.

Revenue from the production of advertising materials is recognised upon completion. Revenue from advertising media is recognised when the service is rendered to the customers.

Interest income is recognised on an accrual basis unless collectability is in doubt.

Dividend income is recognised when the shareholders' right to receive payment is established.

pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

*Reversals of impairment*

An impairment loss in respect of an asset is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognized only to the extent that the reversal amount does not exceed the impairment loss previously recognized.

An impairment loss in respect of goodwill is not reversed.

***(l) Leases***

*Leases - where the Group is the lessee*

Leases of assets where the Group assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated to the finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other payables. The interest element of the finance charge is charged to the income statements over the lease period. The assets acquired under finance leasing contracts are depreciated over the shorter of the estimated useful life of the assets or the lease term. However, if there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, depreciation is calculated over the estimated useful life of the assets.

Leases not transferring a significant portion of the risks and rewards of ownership the lessee are classified as operating leases. Payments made under operating leases *(net of any incentives received from the lessor)* are charged to the statements of income on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

*Leases - where the Group is the lessor*

Assets leased out under operating leases are included in property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar fixed assets. Rental income is recognised on a straight-line basis over the lease term.

***(m) Interest-bearing liabilities***

Interest-bearing liabilities are recognised initially at fair value less attributable transaction charges. Subsequent to initial recognition, interest-bearing liabilities are stated at amortised cost with any difference between cost and redemption value being recognised in the statement of income over the period of the borrowings on an effective interest basis.

Subsequent measurement
Goodwill is measured at cost less impairment losses. In respect of equity accounted investments, the carrying amount of goodwill is included in the carrying amount of the investment.

*Other intangible assets*

Other intangible assets that are acquired by the Group, which have finite useful lives, are stated at cost less accumulated amortisation and impairment losses.

Other intangible assets represent the development of iPSTAR technology, proprietary software for internal use or to service within the Group, costs of computer software and equipment provided to certain overseas customers in connection with the utilisation of transponder services from the Group, and operating rights, expenditure on acquired patents, trademarks or licenses. Other intangible assets are amortised using the straight-line method over estimated period of their benefits of related assets for a period of 3 - 15.75 years.

Deferred charges principally represent rights to the use of equipment and costs of equipment provided to certain overseas customers in connection with the utilisation of transponder services. The rights to the use of the equipment is amortised using the straight-line method over 5 years. The cost of equipment provided to certain overseas customers in connection with the utilisation of transponder services, which is a transfer of equipment to customers at the end of the service agreement, is amortised on the straight-line basis over the period of each service agreement.

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will be a success considering its commercial and technological feasibility, and only if the cost can be measured reliably. Other development expenditure is recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Development costs that have been capitalised are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of their expected benefit, not exceeding 20 years.

***(k) Impairment***

The carrying amounts of the Group's assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated.

Goodwill and other intangible assets with indefinite useful lives, and intangible assets not yet available for use, are tested for impairment annually or else when indicators of impairment are identified.

An impairment loss is recognised in the statement of income. The impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount.

*Calculation of recoverable amount*

The recoverable amount of assets is the greater of the asset's value in use and fair value less costs to sell. In assessing value in use, the estimated net future cash flows are discounted to their present value using a

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Where the carrying amount of an asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount. The recoverable amount is calculated by using the present value of estimated future cash flow that occur from continuing to use such assets or the asset's selling price less relevant expenses, whichever is higher.

Gains and losses on disposal of property and equipment are determined by comparing proceeds with carrying amount and are included in operating profit.

Repair and maintenance expenses are charged to the income statements during the financial year in which they are incurred. The cost of major renovations is included in the carrying amount of the asset when it is probable that future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Group. Major renovations are depreciated over the remaining useful life of the related assets.

***(i) Building and equipment under agreements for operation***

Building and equipment under agreements for operation comprises assets used under operational agreements, ownership of which must be transferred to the regulatory government agencies in accordance with the specific terms of the respective agreements. Building and equipment under operational agreements are amortised on a straight-line basis over the shorter of the useful lives of the building and equipment or the remaining agreement term, based on the following useful lives:

| | ***Years*** |
|---|---|
| Satellites | Designed life (14.25 - 15.75) |
| Satellites station, telemetry, tracking, command and monitoring equipment | 5 - 27.5 |
| Computer systems | 5 |

***(j) Intangible assets***

*Goodwill*

Goodwill in a business combination represents the excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired. Negative goodwill in a business combination represents the excess of the fair value of the Group's share of the identifiable net assets acquired over the cost of acquisition.

Acquisitions prior to 1 January 2008
Goodwill represents the amount recognised under the Group's previous accounting policy under which goodwill was stated at cost less accumulated amortisation and impairment losses.

Acquisitions on or after 1 January 2008
Goodwill is stated at cost. Negative goodwill is recognised immediately in the statement of income.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

*Investments in other debt and equity securities*

Marketable equity securities which are classified as available-for-sale securities are carried at fair value. Fair value of marketable equity securities is calculated by reference to the purchasing prices quoted by the Stock Exchange at the close of business on the reporting date. Increases/decreases in the carrying amount are credited / charged against unrealised gains/losses from revaluation of investment in shareholders' equity.

Investments in non-marketable equity securities are classified as general investments, presented in balance sheet at cost. Current investments represent time deposits, bills of exchange and promissory notes with original maturities of more than 3 months but less than 12 months.

Investment in held to maturity bond is presented at amortisted cost.

A test for impairment is carried out when there is a factor indicating that an investment might be impaired. If the carrying value of the investment is higher than its recoverable amount, impairment loss is charged to the statements of income.

When disposing, the difference between the receipt from disposal and the book value of such investments is recognised in the statement of income. When disposing of part of the Group's holding of a particular investment in equity securities the carrying amount of the disposed part is determined by reference to the average carrying amount of the total holding of the investment.

***(h) Property and equipment***

All property and equipment is initially recorded at cost and subsequently shown at cost less accumulated depreciation and impairment losses. Depreciation is calculated using the straight-line method to write off the cost of each asset to its estimated useful lives, or, if it is shorter, the lease term, based on the following useful lives:

| | *Years* |
|---|---|
| Leasehold land, buildings and improvements | 5 - 30 |
| Furniture, fixtures and equipment | 5 - 10 |
| Vehicles (including vehicles under finance leases) | 5 |
| Computers and equipment | 2 - 10 |

No depreciation is provided on assets under construction.

Borrowing costs to finance the construction of property and equipment are capitalised as part of the cost of the assets, during the period of time that is required to complete and prepare the property and equipment for its intended use. The borrowing cost includes interest on bank overdrafts, short-term and long-term borrowings, amortisation of discounted bills of exchange, amortisation of deferred financial expenses and related taxes.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

*Derivative financial instruments*

Derivative financial instruments are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The changes in the fair value are recognised immediately in the statement of income.

*Fair value estimation*

The fair values of foreign currency forward contracts are determined using forward exchange market rates at the reporting date, cross currency and interest rate swap contract are determined by using reference rate from broker.

### *(d) Cash and cash equivalents*

Cash and cash equivalents comprise cash on hand and deposits held at banks and other short-term highly liquid investments with original maturities of three months or less.

### *(e) Trade and other accounts receivable*

Trade and other accounts receivable are stated at their invoice value less allowance for doubtful accounts.

The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments. Bad debts are written off when incurred. Bad debts and doubtful accounts are recognised in the income statement as administrative expense.

### *(f) Inventories*

Inventories are valued at the lower of cost or net realisable value.

Costs are determined using the weighted average principle except work in progress is valued using the specific identification method. The cost of purchase comprises both the purchase price and costs directly attributable to the acquisition of the inventory, such as import duties and transportation charges, less all attributable discounts, allowances or rebates. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs to complete and to make the sale.

### *(g) Investments*

*Investments in subsidiaries, associates and jointly-controlled entities*

Investments in subsidiaries, associates and jointly-controlled entities in the separate financial statements of the Company are accounted for using the cost method. Investments in associates in the consolidated financial statements are accounted for using the equity method.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

*Business combinations*

Business combinations are accounted for using the purchase method. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

The business combination of the Company or business combination under common control is accounted similar to pooling of interest, which is according to the FAP practice that issued during the year 2009.

*Gain (loss) on dilution from investment*

Gain (loss) on dilution from investment that arise on shares issued by subsidiaries, jointly-controlled entities or associates to third parties are recognised as an unrealised gain (loss) on dilution of investment which is presented in shareholders' equity in the balance sheet in consolidated financial statements.

***(b) Foreign currencies***

Transactions denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing on the transaction dates. Monetary assets and liabilities at the reporting date denominated in foreign currencies are translated into Thai Baht at the rate of exchange prevailing at the reporting date. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statements of income.

Statements of income and cash flows of foreign entities are translated into the Group's reporting currency at the weighted average exchange rates for the year and balance sheets are translated at the exchange rates ruling on the reporting date. Currency translation differences arising from the translation of the net investment in foreign entities are taken to shareholders' equity. On disposal of a foreign entity, accumulated currency translation differences are recognised in the statement of income as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

***(c) Financial instruments***

Financial instruments carried on the balance sheet include cash and cash equivalents, current investments, trade receivables, related party receivables and payables, trade payables, finance leases, borrowings and certain derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

The Group is a party to financial instruments that manage exposure to fluctuations in foreign currency exchange and interest rates. These instruments mainly comprise:

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

## 3 Significant accounting policies

### *(a) Basis of consolidation*

The consolidated financial statements relate to the Company and its subsidiaries and jointly controlled entities (together referred to as the "the Group") and the Group's interests in associates.

*Subsidiaries*

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

*Jointly-controlled entities*

Jointly-controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses combined with items of a similar nature on a line by line basis, from the date that joint control commences until the date that joint control ceases.The accounting policies of jointly-controlled entities have been changed where necessary to align them with the policies adopted by the Group.

*Associates*

Associates are those companies in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses in an associate equals or exceeds its interest in the associate, the Group does not continue to recognised further losses, unless the Group has incurred obligations or made payments on behalf of the associates. The accounting policies of associates have been changed where necessary to align them with the policies adopted by the Group.

*Transactions eliminated on consolidation*

Intra-group balances and transactions, and any unrealised income or expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

- Provisions and contingencies are recognized when there is a probability that the Group's resources will be required to settle. Provisions are measured at the present value at the reporting date *(notes 30 and 31)*.
- The measurement of fair values of financial derivative; foreign currency forward contracts are determined by using forward exchange market rates at the reporting date. The fair values of cross currency and interest rate swap contracts are determined by using reference rate from broker at the reporting date *(note 29)*.

***(b) Financial status of ITV Public Company Limited and its Group ("ITV")***

As at 31 December 2009, ITV's current liabilities exceed its current assets by an amount of Baht 3,036 million and deficit in excess of its share capital by an amount of Baht 3,036 million (31 December 2008, ITV's current liabilities exceed its current assets by an amount of Baht 2,608 million and deficit in excess of its share capital by an amount of Baht 2,608 million). In addition, as discussed in note 30 to the financial statements, in consequence of the ruling of the Supreme Administrative Court on 13 December 2006, ITV is liable for unpaid operating agreement fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million to the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO"). ITV has not yet paid these unpaid operating agreement fee including interest and penalty. The company's operating agreement was revoked on 7 March 2007 by the PMO therefore; the company ceased its operation at that date. In addition, on 30 March 2007, the PMO claimed the undelivered value of assets under operating agreement amounting to Baht 656 million plus interest. In addition, ITV is still in the arbitration proceeding regarding the unpaid operating agreement fee including interest, penalty arising from the alteration of television programming of Baht 97,760 million and value of undelivered assets including its interest. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern.

The consolidated financial statements of the Company and its subsidiaries include the financial statements of ITV, which have been prepared on a going concern basis. Accordingly, the recorded assets amounting to Baht 1,131 million represent 1.84% of consolidated total asset *(31 December 2008: Baht 1,122 million, represented 1.77%)* and liabilities amounting to Baht 4,167 million represent 25.47% of consolidated total liabilities *(31 December 2008: Baht 3,730 million, represented 22.34%)* of ITV, and therefore, the recorded deficit in excess of ITV's issued share capital amounting to Baht 3,036 million as at 31 December 2009 *(31 December 2008: Baht 2,608 million)* has been taken up in full in the consolidated financial statements in accordance with generally accepted accounting principles.

However, the Company's legal liability for any losses incurred by ITV is limited to the Company's share paid to ITV's capital. In the event that ITV is unable to continue its operations and the Company declines to make further funds available to ITV the Company's consolidated liabilities as at 31 December 2009 and 2008 would be reduced by Baht 3,036 million and Baht 2,608 million, respectively. The retained earnings and shareholders' equity as at 31 December 2009 and 2008 increased by Baht 3,036 million and Baht 2,608 million, respectively.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

The standards which are effective to the financial statement beginning on or after 1 January 2011

| | |
|---|---|
| TAS 24 (revised 2007) | Related Parties Disclosures (formerly TAS 47) |
| TAS 40 | Investment Properties |

The standards which are effective to the financial statement beginning on or after 1 January 2012

| | |
|---|---|
| TFRS 20 | Accounting for Government Grants and Disclosure of Government Assistance |

The financial statements are presented in Thai Baht, rounded to the nearest million unless otherwise as stated. They are prepared on the historical cost basis except as stated in the accounting policies.

The preparation of financial statements in conformity with TAS and TFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Group's operations and financial position of the economic. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.

Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements is included in the following notes:

- The allowance for doubtful accounts is assessed primarily on analysis of payment histories and future expectations of customer payments *(note 7).*

- Net realisable value of inventory is estimated by the expected selling price, less relevant expenses *(note 8).*

- The estimated useful lives of fixed assets including building, property and equipment, property and equipment under operating agreements and intangible assets are based on future economic benefits of assets or, if it is shorter, the related contract term *(notes 12,13 and 14).*

- The measurement of the recoverable amounts of building, property and equipment, property and equipment under operating agreements and intangible assets containing goodwill is assessed by the net present value of estimated future cash flow that occur from continuing to use such assets or the asset's selling price less relevant expenses, whichever is higher *(notes 12,13 and 14).*

- Lease classification where the Group assumes substantially all the benefits and risks of ownership are transferred to lessee is classified as finance leases. While leases not transferring a significant portion of the risks and rewards of ownership are classified as operating leases *(note 12).*

- The utilisation of deferred tax assets derived from tax losses are recognised to the extent that it is probable that future taxable profit will be available against such deferred tax assets which can be utilized *(note 15).*

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

2 Basis of preparation of financial statements

***(a) Basis of preparation of financial statements***

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The financial statements are prepared in accordance with Thai Accounting Standards ("TAS") and Thai Financial Reporting Standards ("TFRS") including related interpretations and guidelines promulgated by the Federation of Accounting Professions ("FAP") and with generally accepted accounting principles in Thailand.

On 15 May 2009, the FAP announced (Announcement No. 12/2009) the re-numbering of TAS to the same numbers as the International Accounting Standards ("IAS") on which the TAS/TFRS are based.

The Group has adopted the following new and revised TAS/TFRS and accounting guidance which were issued by FAP during 2008 and effective for accounting periods beginning on or after 1 January 2009, or issued during 2009 with immediate effect as follows:

Accounting framework (revised 2007)

| | |
|---|---|
| TAS 36 (revised 2007) | Impairment of Assets (formerly TAS 36) |
| TFRS 5 (revised 2007) | Non-current Assets Held for Sale and Discontinued operations (formerly TAS 54) |

Accounting Guidance about Leasehold Right
Accounting Guidance about Business Combination under Common Control

On 30 January 2009, the Department of Business Development issued a notification regarding "The Brief Particulars in the Financial Statements B.E. 2552" and the cancellation of the notification regarding "The Brief Particulars in the Financial Statements B.E. 2544" and "The Brief Particulars in the Financial Statements B.E. 2549 (2nd edition)". This new notification has applied to the financial statement beginning on or after 1 January 2009 onwards. The Group prepared the financial statement following this notification which requires accountant to perform accordingly.

The adoption of the new and revised TAS/TFRS and accounting guidance and the new notification from the Department of Business Development do not have any material impact on the consolidated or separate financial statements.

Furthermore, in 2009, the FAP issued accounting standards and financial reporting standards which will be effective to the financial statements beginning on or after 1 January 2011 or 2012 as follows: (the Group has not adopted these standards and believes that the effectiveness of these accounting and financial reporting standards will have no material impact to the consolidated or the separated financial statements).

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

The Group has obtained agreements for operation from government agencies and entities regulated by government agencies, in Thailand and other countries, to provide satellites and transponder services, to be an Internet Service Provider, to act as a television broadcaster, and to provide Cellular Telephone Systems in Thailand and Cambodia and telecommunication services in the Laos People's Democratic etc. The periods of the agreements range from 10 - 35 years. Under these operating agreements, certain companies in the Group must pay fees to the relevant government agencies and entities regulated by government agencies based on a percentage of service income or at the minimum payment specified in the relevant agreements, whichever is higher. As at 31 December 2009, the remaining minimum payment as specified in the agreement is Baht 864 million in consolidated financial statement, excluding ITV because ITV is in the process of dispute as in note 30 discussed. In addition, certain companies in the Group, according to their agreements, must procure property and equipment for their operations and must transfer the ownership of such property and equipment to the relevant government agencies and entities regulated by government agencies within the periods specified in the agreements.

The principal agreements for operation are held by subsidiaries, associates and jointly-controlled entities at 31 December 2009 include:

| Operating Agreement | Country | Held by | Expiry |
|---|---|---|---|
| ***Subsidiaries*** | | | |
| Satellites | Thailand | Thaicom Public Company Limited | September 2021 |
| Radio-television broadcasting - under UHF system | Thailand | ITV Public Company Limited | July 2025 *(in the process of dispute note 30)* |
| ***Associates*** | | | |
| 900-MHz cellular telephone system | Thailand | Advanced Info Service Public Company Limited | September 2015 |
| 1800-MHz cellular telephone system | Thailand | Digital Phone Company Limited | September 2013 |
| International call | Thailand | AIN GlobalComm Company Limited | July 2026 |
| Datakit Virtual Circuit Switch | Thailand | Advanced Datanetwork Communications Company Limited | September 2022 |
| Satellite uplink-downlink | Thailand | CS Loxinfo Public Company Limited | August 2016 |
| Internet Operation License Type I,II,III | Thailand | CS Loxinfo Public Company Limited | April 2012 - December 2022 |
| ***Jointly-controlled entities*** | | | |
| Fixed phone, mobile phone, international facilities and internet | Laos PDR | Lao Telecommunications Company Limited | 2021 |
| Cellular telephone system | Cambodia | Mfone Company Limited | March 2028 |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

| Name of the entity | Type of business | Country of incorporation | Ownership interest | |
|---|---|---|---|---|
| | | | 2009 | 2008 |
| | | | (%) | |
| ***Associate*** | | | | |
| Advanced Info Service Public Company Limited and its Group | Operating a 900-MHz and 1800-MHz cellular telephone system, datakit virtual circuit switch, call center service, broadband service, internet gateway, voice over IP, IP television, distributing electronic cash card, payment via mobile phone, international telephone service and distributing cellular phones. | Thailand | 42.61 | 42.67 |
| ***Associate of THCOM*** | | | | |
| CS Loxinfo Public Company Limited and its Group | Providing internet data center services, internet, satellite uplink downlink services for domestic and international communications the printing and publishing of telephone directories, the conducting classified and printing directories businesses and mobile contents. | Thailand | 42.56 | 43.48 |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

Detail of the Company's subsidiaries, a jointly-controlled entities and associates as at 31 December 2009 and 2008 were as follows:

| Name of the entity | Type of business | Country of incorporation | Ownership interest | |
|---|---|---|---|---|
| | | | 2009 | 2008 |
| | | | (%) | |
| *Subsidiaries* | | | | |
| Thaicom Public Company Limited and its Group | Operating transponder services for domestic and international communications, sale of user terminal of iPSTAR, broadband content services, sale of direct television equipment, telephone network services and value added services on mobile and engineering and development services on communication technology and electronics. | Thailand | 41.14 | 41.14 |
| ITV Public Company Limited and its Group | At present, ITV has ceased its operation *(note 30)* which used to operate a television broadcasting station under a UHF radio-television broadcasting agreement ("Operating Agreement") provided by the Office of the Permanent Secretary of the Office of the Prime Minister. | Thailand | 52.92 | 52.92 |
| I.T. Applications and Service Company Limited | Providing computer program services and related services. | Thailand | 99.99 | 99.99 |
| Matchbox Company Limited | Providing advertising services and production of advertisements for radio and television broadcast. | Thailand | 99.96 | 99.96 |

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

These notes form an integral part of the financial statements.

The financial statements were authorised for issue by the Board of Directors on 22 February 2010

## 1 General information

Shin Corporation Public Company Limited, "the Company" is a public limited company and is incorporated and domiciled in Thailand and has its registered office at 414 Shinawatra Tower 1, Phaholyothin Road, Phayathai, Bangkok 10400.

The Company was listed on the Stock Exchange of Thailand in August 1990

The principle shareholders of the Company are Cedar Holdings Limited ("Cedar") and Aspen Holdings Limited ("Aspen"), holding 54.43% and 41.68%, respectively. Aspen is a company incorporated in Thailand and an indirect subsidiary of Temasek Holdings (Pte) Ltd. ("Temasek"). Cedar is a company incorporated in Thailand whose shareholders are comprised of Siam Commercial Bank Public Company Limited holding 5.8%, Kularb Kaew Company Limited ("Kularb Kaew") holding 45.2% and Cypress Holdings Limited ("Cypress"), an indirect subsidiary of Temasak, holding 49.0% of the shares in Cedar. Kularb Kaew was held by four major shareholders, namely, Cypress holding 29.9%, Khun Surin Upatkoon holding 68.0%, Khun Pong Sarasin holding 1.3% and Khun Suphadej Poonpipat holding 0.8%.

Transactions within the Group including management and related entities of the Company, also the entities within the Cedar, Aspen and Temasek group are recognized as related party transactions of the Company.

The Company, its subsidiaries, associates, and jointly-controlled entities (together "the Shin Corp Group" or "the Group") are principally engaged in the satellite, internet, telecommunications, media and advertising.

**Shin Corporation Public Company Limited and its Subsidiaries**
**Notes to the financial statements**
**For the years ended 31 December 2009 and 2008**

**Shin Corporation Public Company Limited and its Subsidiaries**
**Statements of cash flows**
**For the years ended 31 December 2009 and 2008**

| | Note | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|---|
| | | 2009 | 2008 | 2009 | 2008 |
| | | *(in Baht)* | | | |
| **Net (decrease) increase in cash and cash equivalents** | | **(936,591,912)** | **(3,711,889,231)** | **105,260,893** | **(1,783,433,724)** |
| Cash and cash equivalents at beginning of year | | 2,728,059,285 | 6,446,712,486 | 791,864,321 | 2,575,298,045 |
| Effects of exchange rate changes on balances held in foreign currencies | | (75,415) | (6,763,970) | - | - |
| **Cash and cash equivalents at end of year** | 5 | **1,791,391,958** | **2,728,059,285** | **897,125,214** | **791,864,321** |
| | | | | | |
| ***Non-cash transactions*** | | | | | |
| Purchased of property and equipment and other intangible assets by liabilities | | 702,304,062 | 979,552,203 | 122,248 | 4,561,040 |
| Property and equipment under finance leases | | 2,657,065 | 4,881,748 | - | - |

The accompanying notes are an integral part of these financial statements

**Shin Corporation Public Company Limited and its Subsidiaries**
**Statements of cash flows**
**For the years ended 31 December 2009 and 2008**

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | | (in Baht) | | |
| ***Cash flows from investing activities*** | | | | |
| Net cash outflow on acquisition of a subsidiary | - | - | - | (77,000,000) |
| Purchased of property and equipment | (1,129,698,898) | (786,418,123) | (5,230,002) | (22,679,220) |
| Purchased of other intangible assets | (90,573,555) | (90,038,880) | (2,977,388) | (5,134,099) |
| Net cash outflow on investments in property and equipment under operating agreements | (140,282) | - | - | - |
| (Increase) decrease in current investments | (470,842,242) | (1,436,649,526) | 213,473,400 | (933,490,928) |
| Increase in long-term investments | (201,120,287) | - | (201,120,287) | - |
| Decrease in loans and advances to related parties | 2,249,615 | 10,592,893 | - | 20,000,000 |
| Net cash inflow(outflow) from sale of investment in subsidiaries | - | (60,126,383) | - | 86,500 |
| Cash received from liquidation in a jointly-controlled entity | - | - | - | 2,039,590 |
| Cash received from decrease in an associate's capital | - | 187,574,993 | - | - |
| Cash received from sale of another investment | - | - | - | 137,993 |
| Net cash received from disposal of equipments | 21,435,121 | 4,774,631 | 1,049,500 | 2,452,745 |
| Dividends received | 8,118,948,594 | 8,068,928,596 | 8,007,379,383 | 8,003,385,306 |
| Income tax paid from gain on sale of investment in a subsidiaries | - | (1,289,998,110) | - | - |
| **Net cash provided by investing activities** | **6,250,258,066** | **4,608,640,091** | **8,012,574,606** | **6,989,797,887** |
| ***Cash flows from financing activities*** | | | | |
| Receipts from short-term loans | 90,869,123 | 130,261,258 | - | - |
| Receipts from long-term borrowings | 291,227,023 | 299,088,988 | - | - |
| Receipts from debenture | 6,977,569,970 | - | - | - |
| Receipts from increase in share capital | - | 51,642,417 | - | 51,642,417 |
| Repayments of short-term loans | (322,617,257) | (185,118,714) | - | - |
| Repayments of long-term borrowings | (8,876,105,153) | (1,635,891,256) | (150,417) | (54,763) |
| Dividends paid | (7,682,539,825) | (8,642,821,527) | (7,682,539,825) | (8,642,821,527) |
| **Net cash used in financing activities** | **(9,521,596,119)** | **(9,982,838,834)** | **(7,682,690,242)** | **(8,591,233,873)** |

The accompanying notes are an integral part of these financial statements

**Shin Corporation Public Company Limited and its Subsidiaries**
**Statements of cash flows**
**For the years ended 31 December 2009 and 2008**

| | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| | | (in Baht) | | |
| ***Cash flows from operating activities*** | | | | |
| Profit for the year of equity holders of the Company | 6,495,881,254 | 5,649,358,272 | 7,777,453,256 | 7,711,163,913 |
| *Adjustments for* | | | | |
| Depreciation and amortisation charges | 2,810,253,760 | 2,584,107,003 | 15,474,116 | 16,989,004 |
| Interest income | (89,432,626) | (151,838,958) | (35,525,187) | (62,338,192) |
| Interest expense | 349,610,983 | 457,263,097 | 25,583 | 11,237 |
| Income tax expense | (98,976,062) | (248,777,121) | - | - |
| Impairment loss on investment in a subsidiary | - | 60,097,701 | - | 86,913,500 |
| Share of profit of associates | (7,465,463,970) | (6,784,675,883) | - | - |
| Dividend income | - | - | (8,007,379,383) | (8,003,385,306) |
| Unrealised loss on foreign exchange | 107,825,735 | 277,955,577 | - | - |
| Allowance for doubtful accounts | (85,189,530) | 169,398,105 | - | - |
| Amortisation cost of loans | 494,695,255 | 111,245,338 | - | - |
| Loss for the year of minority interest | (277,066,078) | (436,119,029) | - | - |
| Others | 59,589,215 | 146,133,446 | 2,154,379 | 4,856,441 |
| | 2,301,727,936 | 1,834,147,548 | (247,797,236) | (245,789,403) |
| *Changes in operating assets and liabilities* | | | | |
| Trade accounts, notes receivable and accrued income | 191,554,996 | (259,154,732) | - | - |
| Inventories | 103,974,144 | (30,962,014) | - | - |
| Other current assets | 52,532,099 | 85,653,133 | (2,041,878) | 878,114 |
| Other non-current assets | (107,276,303) | (111,859,963) | 922,210 | (469,287) |
| Trade accounts and notes payable | (284,235,200) | 88,006,125 | - | - |
| Accrued operating agreement fees | 519,927,186 | 463,167,806 | - | - |
| Other current liabilities | 12,714,544 | (209,684,607) | (13,508,278) | 1,928,304 |
| Other non-current liabilities | 786,273 | 210,617,768 | - | - |
| Interest received | 98,756,736 | 186,077,415 | 37,827,294 | 61,465,771 |
| Interest paid | (334,830,171) | (477,523,721) | (25,583) | (11,237) |
| Income tax paid | (220,886,099) | (116,175,246) | - | - |
| **Net cash provided by (used in) operating activities** | **2,334,746,141** | **1,662,309,512** | **(224,623,471)** | **(181,997,738)** |

The accompanying notes are an integral part of these financial statements

**Shin Corporation Public Company Limited and its Subsidiaries**
**Statements of changes in equity**
**For the years ended 31 December 2009 and 2008**

| | | | | Separate financial statements | | | |
|---|---|---|---|---|---|---|---|
| | Note | Issued and paid-up share capital | Premium on share capital | Unrealised (loss) gain from revaluation of current investment | Retained Earning | | Total equity attributable to equity holders of the Company |
| | | | | | Legal reserve | Unappro-priated | |
| | | | | (in Baht) | | | |
| **Balance at 1 January 2008** | | **3,196,857,425** | **10,149,870,686** | **-** | **500,000,000** | **1,296,842,059** | **15,143,570,170** |
| Profit for the year | | - | - | - | - | 7,711,163,913 | 7,711,163,913 |
| **Total recognised income** | | **-** | **-** | **-** | **-** | **7,711,163,913** | **7,711,163,913** |
| Dividends | 28 | - | - | - | - | (8,642,821,527) | (8,642,821,527) |
| **Issue of share capital** | | | | | | | |
| Increased in share capital | 19 | 4,209,179 | 47,433,237 | - | - | - | 51,642,416 |
| **Balance at 31 December 2008** | | **3,201,066,604** | **10,197,303,923** | **-** | **500,000,000** | **365,184,445** | **14,263,554,972** |
| **Balance at 1 January 2009** | | **3,201,066,604** | **10,197,303,923** | **-** | **500,000,000** | **365,184,445** | **14,263,554,972** |
| Total recognised income and (expense) | | - | - | (71,827) | - | - | (71,827) |
| Net expense recognised directly in equity | | - | - | (71,827) | - | - | (71,827) |
| Profit for the year | | - | - | - | - | 7,777,453,256 | 7,777,453,256 |
| **Total recognised income and (expense)** | | **-** | **-** | **(71,827)** | **-** | **7,777,453,256** | **7,777,381,429** |
| Dividends | 28 | - | - | - | - | (7,682,539,825) | (7,682,539,825) |
| **Balance at 31 December 2009** | | **3,201,066,604** | **10,197,303,923** | **(71,827)** | **500,000,000** | **460,097,876** | **14,358,396,576** |

The accompanying notes are an integral part of these financial statements

**Shin Corporation Public Company Limited and its Subsidiaries**
**Statements of changes in equity**
**For the years ended 31 December 2009 and 2008**

| | | Consolidated financial statements | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Equity attributable to equity holders of the Company | | | | | | | | | |
| | | | | | | | Retain earnings | | | | |
| | *Note* | Issued and paid-up share capital | Premium on share capital | Unrealised gain on dilution from investments | Unrealised gain from revaluation of investment | Currency translation difference | Legal reserve | Unappropriated | Total equity attributable to equity holders of the Company | Minority interests | Total equity |
| **Balance at 1 January 2009 as previously reported** | | **3,201,066,604** | **10,197,303,923** | **4,088,352,032** | **25,889** | **(55,665,730)** | **500,000,000** | **19,133,557,654** | **37,064,640,372** | **9,495,804,444** | **46,560,444,816** |
| **Prior year adjustment** | | | | | | | | | | | |
| **Unrealised gain from revaluation of investment** | | - | - | - | **4,540,595** | - | - | - | **4,540,595** | - | **4,540,595** |
| **Balance at 1 January 2009 as restated** | | **3,201,066,604** | **10,197,303,923** | **4,088,352,032** | **4,566,484** | **(55,665,730)** | **500,000,000** | **19,133,557,654** | **37,069,180,967** | **9,495,804,444** | **46,564,985,411** |
| **Unrealised gain on dilution of investments in associates** | | - | - | **88,130,503** | - | - | - | - | **88,130,503** | - | **88,130,503** |
| Unrealised gain from revaluation of investments | | - | - | - | 2,549,480 | - | - | - | 2,549,480 | - | 2,549,480 |
| **Translation of financial statement differences** | | - | - | - | - | **(3,175,894)** | - | - | **(3,175,894)** | - | **(3,175,894)** |
| Minority interests increased during the year | | - | - | - | - | - | - | - | - | (6,465,271) | (6,465,271) |
| **Net income recognised directly in equity** | | - | - | **88,130,503** | **2,549,480** | **(3,175,894)** | - | - | **87,504,089** | **(6,465,271)** | **81,038,818** |
| Profit (loss) for the year | | - | - | - | - | - | - | 6,495,881,254 | 6,495,881,254 | (277,066,078) | 6,218,815,176 |
| **Total recognised income and (expense)** | | - | - | **88,130,503** | **2,549,480** | **(3,175,894)** | - | **6,495,881,254** | **6,583,385,343** | **(283,531,349)** | **6,299,853,994** |
| Dividends | *28* | - | - | - | - | - | - | (7,682,539,825) | (7,682,539,825) | - | (7,682,539,825) |
| **Balance at 31 December 2009** | | **3,201,066,604** | **10,197,303,923** | **4,176,482,535** | **7,115,964** | **(58,841,624)** | **500,000,000** | **17,946,899,083** | **35,970,026,485** | **9,212,273,095** | **45,182,299,580** |

The accompanying notes are an integral part of these financial statements

**Shin Corporation Public Company Limited and its Subsidiaries**
**Statements of changes in equity**
**For the years ended 31 December 2009 and 2008**

**Consolidated financial statements**

| | | **Equity attributable to equity holders of the Company** | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | Retain earnings | | | | |
| | *Note* | Issued and paid-up share capital | Premium on share capital | Unrealised gain on dilution from investments | Unrealised gain from revaluation of investment | Currency translation difference | Legal reserve | Unappropriated | Total equity attributable to equity holders of the Company | Minority interests | **Total equity** |
| **Balance at 1 January 2008** | | **3,196,857,425** | **10,149,870,686** | **3,998,014,312** | **-** | **(99,286,160)** | **500,000,000** | **22,127,020,909** | **39,872,477,172** | **9,849,000,561** | **49,721,477,733** |
| Unrealised gain on dilution of investments in subsidiary and associate | | - | - | 90,337,720 | - | - | - | - | 90,337,720 | - | 90,337,720 |
| Unrealised gain from revaluation of investments | | - | - | - | 4,566,484 | - | - | - | 4,566,484 | - | 4,566,484 |
| Translation of financial statement differences | | - | - | - | - | 43,620,430 | - | - | 43,620,430 | - | 43,620,430 |
| Minority interests increased during the year | | - | - | - | - | - | - | - | - | 82,922,912 | 82,922,912 |
| Net income recognised directly in equity | | - | - | 90,337,720 | 4,566,484 | 43,620,430 | - | - | 138,524,634 | 82,922,912 | 221,447,546 |
| Profit (loss) for the year | | - | - | - | - | - | - | 5,649,358,272 | 5,649,358,272 | (436,119,029) | 5,213,239,243 |
| **Total recognised income and (expense)** | | - | - | 90,337,720 | 4,566,484 | 43,620,430 | - | 5,649,358,272 | 5,787,882,906 | (353,196,117) | 5,434,686,789 |
| Dividends | 28 | - | - | - | - | - | - | (8,642,821,527) | (8,642,821,527) | - | (8,642,821,527) |
| **Issue of share capital** | | | | | | | | | | | |
| Increased in share capital | 19 | 4,209,179 | 47,433,237 | - | - | - | - | - | 51,642,416 | - | 51,642,416 |
| **Balance at 31 December 2008** | | 3,201,066,604 | 10,197,303,923 | 4,088,352,032 | 4,566,484 | (55,665,730) | 500,000,000 | 19,133,557,654 | 37,069,180,967 | 9,495,804,444 | 46,564,985,411 |

The accompanying notes are an integral part of these financial statements

**Shin Corporation Public Company Limited and its Subsidiaries**
**Statements of income**
**For the years ended 31 December 2009 and 2008**

| | Note | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|---|
| | | 2009 | 2008 | 2009 | 2008 |
| | | | (in Baht) | | |
| ***Revenues*** | 21 | | | | |
| Revenues from sales of goods and rendering of services | | 8,533,164,805 | 8,917,644,052 | - | - |
| Dividends income | | - | - | 8,007,379,383 | 8,003,385,306 |
| Net foreign exchange gain | | 465,015,201 | - | - | - |
| Other income | 22 | 104,847,548 | 173,968,242 | 37,941,541 | 64,297,756 |
| Share of profits of associates | | 7,465,463,970 | 6,784,675,883 | - | - |
| **Total revenues** | | **16,568,491,524** | **15,876,288,177** | **8,045,320,924** | **8,067,683,062** |
| ***Expenses*** | 21 | | | | |
| Cost of sales of goods and rendering of services | | 6,806,265,884 | 7,023,913,999 | - | - |
| Operating agreement fee | | 538,625,427 | 485,731,246 | - | - |
| Loss on provision for unpaid operating agreement fee and interest | 30 d) | 433,417,808 | 433,417,808 | - | - |
| Selling expenses | | 250,576,329 | 286,035,288 | - | - |
| Administrative expenses | | 1,195,717,112 | 1,396,671,847 | 180,652,977 | 164,125,975 |
| Net foreign exchange loss | | - | 369,390,747 | - | - |
| Impairment loss on investment in a subsidiary | | - | 60,097,701 | - | 86,913,500 |
| Management benefit expenses | 4 | 136,076,101 | 221,228,675 | 87,133,850 | 105,413,000 |
| **Total expenses** | | **9,360,678,661** | **10,276,487,311** | **267,786,827** | **356,452,475** |
| **Profit before finance costs and income tax expenses** | | **7,207,812,863** | **5,599,800,866** | **7,777,534,097** | **7,711,230,587** |
| Finance costs | | (1,087,973,749) | (635,338,744) | (80,841) | (66,674) |
| **Profit before income tax expense** | | **6,119,839,114** | **4,964,462,122** | **7,777,453,256** | **7,711,163,913** |
| Income tax expense | 25 | 98,976,062 | 248,777,121 | - | - |
| **Profit for the year** | | **6,218,815,176** | **5,213,239,243** | **7,777,453,256** | **7,711,163,913** |
| **Attributable to:** | | | | | |
| Equity holders of the Company | | 6,495,881,254 | 5,649,358,272 | 7,777,453,256 | 7,711,163,913 |
| Minority interest | | (277,066,078) | (436,119,029) | - | - |
| | | 6,218,815,176 | 5,213,239,243 | 7,777,453,256 | 7,711,163,913 |
| **Earnings per share** | 27 | | | | |
| Basic | | 2.03 | 1.76 | 2.43 | 2.41 |
| Diluted | | 2.03 | 1.76 | 2.43 | 2.41 |

The accompanying notes are an integral part of these financial statements

**Shin Corporation Public Company Limited and its Subsidiaries**
**Balance sheets**
**As at 31 December 2009 and 2008**

| | | Consolidated financial statements | | Separate financial statements | |
|---|---|---|---|---|---|
| **Liabilities and equity** | *Note* | 2009 | 2008 | 2009 | 2008 |
| | | *(in Baht)* | | | |
| ***Equity*** | | | | | |
| Share capital | *19* | | | | |
| Authorised share capital | | 5,000,000,000 | 5,000,000,000 | 5,000,000,000 | 5,000,000,000 |
| Issued and paid-up share capital | | 3,201,066,604 | 3,201,066,604 | 3,201,066,604 | 3,201,066,604 |
| Reserves | *19, 20* | | | | |
| Share premium | | 10,197,303,923 | 10,197,303,923 | 10,197,303,923 | 10,197,303,923 |
| Unrealised gain on dilution of investments in a subsidiary and associates | | 4,176,482,535 | 4,088,352,032 | - | - |
| Unrealised gain (loss) from revaluation of investments | | 7,115,964 | 4,566,484 | (71,827) | - |
| Currency translation differences | | (58,841,624) | (55,665,730) | - | - |
| Retained earnings | | | | | |
| Appropriated | | | | | |
| Legal reserve | | 500,000,000 | 500,000,000 | 500,000,000 | 500,000,000 |
| Unappropriated | | 17,946,899,083 | 19,133,557,654 | 460,097,876 | 365,184,445 |
| **Total equity attributable to equity holders of the Company** | | **35,970,026,485** | **37,069,180,967** | **14,358,396,576** | **14,263,554,972** |
| Minority interests | | 9,212,273,095 | 9,495,804,444 | - | - |
| **Total equity** | | **45,182,299,580** | **46,564,985,411** | **14,358,396,576** | **14,263,554,972** |
| **Total liabilities and equity** | | **61,540,165,476** | **63,259,334,017** | **14,407,784,383** | **14,329,989,166** |

The accompanying notes are an integral part of these financial statements

**Shin Corporation Public Company Limited and its Subsidiaries**
**Balance sheets**
**As at 31 December 2009 and 2008**

| **Liabilities and equity** | *Note* | **Consolidated financial statements** 2009 | 2008 | **Separate financial statements** 2009 | 2008 |
|---|---|---|---|---|---|
| | | | *(in Baht)* | | |
| ***Current liabilities*** | | | | | |
| Bank overdrafts and short-term loans from financial institutions | *16* | 81,337,973 | 296,201,798 | - | - |
| Trade accounts and notes payable | *17* | 676,583,696 | 960,818,895 | 839,674 | 839,674 |
| Accounts payable-equipment | | 152,078,107 | 215,771,027 | - | - |
| Amounts due to related parties | *4* | 2,854,304 | 4,636,937 | 2,618,480 | 7,379,931 |
| Current portion of long-term borrowings | *16* | 637,382,646 | 1,293,743,541 | - | 225,650 |
| Accrued operating agreement fees | | 646,054,457 | 559,545,080 | - | - |
| Provision for unpaid operating agreement fee and interest | *30 d)* | 4,156,324,770 | 3,722,906,962 | - | - |
| Income tax payable | | 116,903,298 | 71,738,233 | - | - |
| Other current liabilities | *18* | 783,968,233 | 765,534,922 | 45,929,653 | 57,559,334 |
| **Total current liabilities** | | **7,253,487,484** | **7,890,897,395** | **49,387,807** | **66,004,589** |
| ***Non-current liabilities*** | | | | | |
| Long-term borrowings | *16* | 8,076,016,524 | 7,726,439,450 | - | 429,605 |
| Deferred tax liabilities | *15* | 145,589,152 | 139,530,863 | - | - |
| Long-term account payable-equipment | | 761,252,273 | 816,746,710 | - | - |
| Other non-current liabilities | | 121,520,463 | 120,734,188 | - | - |
| **Total non-current liabilities** | | **9,104,378,412** | **8,803,451,211** | **-** | **429,605** |
| **Total liabilities** | | **16,357,865,896** | **16,694,348,606** | **49,387,807** | **66,434,194** |

The accompanying notes are an integral part of these financial statements

**Shin Corporation Public Company Limited and its Subsidiaries**
**Balance sheets**
**As at 31 December 2009 and 2008**

| Assets | Note | Consolidated financial statements 2009 | Consolidated financial statements 2008 | Separate financial statements 2009 | Separate financial statements 2008 |
|---|---|---|---|---|---|
| | | | *(in Baht)* | | |
| ***Current assets*** | | | | | |
| Cash and cash equivalents | *5* | 1,791,391,958 | 2,728,059,285 | 897,125,214 | 791,864,321 |
| Current investments | *6* | 1,915,827,783 | 1,442,364,234 | 721,165,752 | 934,639,153 |
| Trade accounts, notes receivable and accrued income | *7* | 1,381,069,998 | 1,487,435,465 | - | - |
| Amounts due from, advances and loans to related parties | *4* | 1,102,376 | 70,878,988 | - | - |
| Inventories | *8* | 432,647,378 | 545,076,713 | - | - |
| Other current assets | *9* | 501,532,366 | 500,531,096 | 17,654,734 | 17,886,140 |
| **Total current assets** | | **6,023,571,859** | **6,774,345,781** | **1,635,945,700** | **1,744,389,614** |
| ***Non-current assets*** | | | | | |
| Investments in subsidiaries, associates and jointly-controlled entities | *10* | 30,739,709,506 | 31,237,536,630 | 12,502,395,997 | 12,502,395,997 |
| Long-term investments | *6* | 226,048,460 | 25,000,000 | 226,048,460 | 25,000,000 |
| Property and equipment | *12* | 6,114,117,053 | 5,608,172,790 | 29,189,968 | 40,452,510 |
| Property and equipment under operating agreements | *13* | 15,527,561,717 | 17,068,637,158 | - | - |
| Intangible assets | *14* | 1,381,171,225 | 1,412,506,517 | 8,919,567 | 11,515,322 |
| Deferred tax assets | *15* | 868,080,777 | 569,776,054 | - | - |
| Other non-current assets | | 659,904,879 | 563,359,087 | 5,284,691 | 6,235,723 |
| **Total non-current assets** | | **55,516,593,617** | **56,484,988,236** | **12,771,838,683** | **12,585,599,552** |
| **Total assets** | | **61,540,165,476** | **63,259,334,017** | **14,407,784,383** | **14,329,989,166** |

The accompanying notes are an integral part of these financial statements

and adjust television programs fee. Subsequently, ITV ceased its operations and delivered their assets under the operating agreement to PMO. ITV has filed statements of claim regarding the unpaid operating agreement totalling Baht 2,210 million plus the interest and adjust television programs fee to the arbitration process. These events indicate a material uncertainty which may cast significant doubt on ITV's ability to continue as a going concern. I have expressed a disclaimer of opinion on the ITV 2009 and 2008 financial statements due to the significance of the matters mentioned above. Assets and liabilities of ITV included in the consolidated financial statements as at 31 December 2009, represent 1.84% *(2008: 1.77%)* and 25.47% *(2008: 22.34%)* of consolidated total assets and liabilities, respectively and the net value of asset of ITV included in the Company financial statements as at 31 December 2009 and 2008 is nil.



(Winid Silamongkol)
Certified Public Accountant
Registration No. 3378

KPMG Phoomchai Audit Ltd.
Bangkok
22 February 2010

**To the shareholders of Shin Corporation Public Company Limited**

I have audited the accompanying consolidated and separate balance sheets as at 31 December 2009 and 2008, and the related statements of income, changes in equity and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively. The Company's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the consolidated and separate financial statements referred to above present fairly, in all material respects, the financial positions as at 31 December 2009 and 2008 and the results of operations and cash flows for the years then ended of Shin Corporation Public Company Limited and its subsidiaries, and of Shin Corporation Public Company Limited, respectively, in accordance with generally accepted accounting principles.

As mentioned in notes to the financial statements No. 2(b) and 30(d), as at 31 December 2009, ITV's current liabilities exceed its current assets by an amount of Baht 3,036 million and there is a deficit in excess of the share capital of an amount of Baht 3,036 million and ITV 's Television Broadcasting Station under a UHF Radio-Television Broadcasting Agreement ("Operating Agreement") was revoked by the Office of the Permanent Secretary of the Office of the Prime Minister ("PMO") as ITV did not pay the unpaid operating fee totalling Baht 2,210 million and the interest on the total unpaid operating agreement fee at 15% per annum including the penalty arising from the alteration of television programming of Baht 97,760 million

2009

# The Board of Directors' responsibility for financial reporting

The Board of Directors is responsible for the financial statements of Shin Corporation Plc and the consolidated financial statements of the Company and its subsidiaries, including the financial information presented in this annual report. The aforementioned financial statements are prepared in accordance with generally accepted accounting principles, using careful judgment and the best estimations. Important information is adequately and transparently disclosed in the notes to financial statements for the Company's shareholders and investors.

The Board of Directors has provided and maintained a risk management system along with appropriate and efficient internal controls to ensure that accounting records are accurate, reliable and adequate to protect the Company's assets and uncover any weaknesses that may occur in order to prevent fraud or materially irregular operations.

In this regard, the Board of Directors has appointed an Audit Committee to be responsible for reviewing the accounting policy, financial reports, internal controls, internal audit, risk management system and disclosure of connected transactions. All the Audit Committee's comments on these issues have been presented in the Audit Committee Report for 2009 included in this annual report.

The financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries have been examined by an external auditor, KPMG Phoomchai Audit Limited. To conduct the audits and express an opinion in accordance with generally accepted auditing standards, the auditor was provided all of the Company's records and related data as requested. The auditor's opinion is presented in the auditor's report included in this annual report.

The Board of Directors believes that the Company's overall internal control system has functioned at a satisfactory level and rendered credibility and reliability to the financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries for the year ended 31 December 2009. The Board of Directors also believes that all these financial statements have been prepared in accordance with generally accepted accounting principles and related regulations.



(Dr. Virach Aphimeteetamrong)

Chairman of the Board



(Mr. Somprasong Boonyachai)

Chairman of the Executive Committee

# INDEX





# CULTIVATING *for* GROWTH



[ *2009* ]

Annual Report
SHIN CORPORATION PLC
( Financial Report )